Form 10-K, Exhibit 13
period 1995-12-31
NATIONAL BANCORP OF ALASKA INC
filed 1996-03-28
CIK 705356

1995 Annual Report
National Bancorp of Alaska
Working Together for a New NBA

        Inside Cover

(Picture)
(Chairman of the Board Edward Rasmuson and President Richard Strutz of National
 Bancorp of Alaska)


TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:
   We're pleased to report that 1995 was another successful year for the bank. We achieved our seventh consecutive year of record net income, posting a return of $41.3 million. Coupled with this, we made excellent progress at transforming to a sales and service culture that will continue to differentiate us in our marketplace.
   We continue to focus on offering the products and services that meet the needs of our customers. At the same time, we have streamlined operations in many areas to allow staff to concentrate on customer service and community outreach. Our annual report theme of "Working Together for a New NBA" illustrates our philosophy of partnership with customers, employees and community members.
   Throughout the bank, we are adapting to a changing financial and technological environment. During 1995, we made the strategic decision to out-source our data processing so that we could offer better service and new products to our customers. The partner we selected was M&I Data Services of Milwaukee, a service provider for more than 1,000 financial institutions, and one of the nation's leading data processing companies. The system conversion is underway and will be completed by May 1996.
   Throughout this report, you will find summaries of various efforts within the bank, as well as highlights of the Alaska industries which are key factors in the bank's and our customers' success. Overall, the Alaska economy remains stable with moderate growth in most areas of the state. We continue to see positive outlooks in some industries and ongoing challenges in others, particularly those that are resource-based. We're optimistic that 1996 will be another stable year for our state.
   We are proud of the bank's efforts in 1995 and commend our employees, customers and friends for their part in National Bank of Alaska's continued success.

Sincerely,

/s/Edward B. Rasmuson
Edward B. Rasmuson
Chairman of the Board

/s/Richard Strutz
Richard Strutz
President

TABLE OF CONTENTS

YEAR IN REVIEW
  Construction / Working Together.........................Page 2
  Fishing / Streamlining Branch Functions.................Page 4
  Forest Products / Behind the Scenes.....................Page 6
  Government / Commitment to Service......................Page 8
  International Trade / Banking Made Easy.................Page 10
  Mining / Simply Better Business.........................Page 12
  Petroleum / Creating a Sales Team.......................Page 14
  Support Industries / Community Partners.................Page 16
  Tourism / Employee Groups ..............................Page 18
COMMUNITY ADVISORY BOARDS ................................Page 20
FINANCIAL REPORT..........................................Page 21
OFFICERS AND BOARD OF DIRECTORS ..........................Page 49


FINANCIAL HIGHLIGHTS
                         1995       1994       1991      1-year   5-year
(In thousand except statistics)                          change   change

Total Assets         $2,450,921 $2,344,678 $2,077,243      4.5%    18.0%
Shareholders' Equity    350,320    312,772    242,050     12.0%    44.7%
Net Income               41,280     37,520     28,403     10.0%    45.3%
Net Income Per Share      $5.18      $4.71      $3.56     10.0%    45.5%



(Four graphs)
(See below table of items represented in graphs)

(In thousands except statistics)
                       1991       1992        1993       1994       1995

Total Assets        $2,077,243 $2,129,965 $2,207,280 $2,344,678  $2,450,921
Shareholders' Equity   242,050    269,303    292,976    312,772     350,320
Net Income              28,403     34,027     35,626     37,520      41,280
Net Income per Share      3.56       4.27       4.47       4.71        5.18

(Picture)
(Picture is of an NBA tellerline with employees and customers)

WORKING TOGETHER FOR A NEW NBA
   Throughout the year, NBA management and employees worked diligently to ensure that we are offering the products and services our customers want and need. We offered several new products in 1995, including a Visa Check Card and Business ATM and Visa cards.
   We also reinforced our commitment to providing fast, accurate and friendly service to customers. Throughout the bank, employees are dedicated to providing exceptional service. We measure customer satisfaction through a variety of surveys.
   In every area of the bank, we continue to streamline policies and procedures to enable us to focus on service quality and sales. We also made the decision to out-source data processing services to give us better access to the latest technology. We expect that our conversion in 1996 will allow us to serve customers more efficiently and to offer new financial products.
   In each of our communities, we continue to work with local organizations to ensure that we are meeting the financial needs of the community. We have developed partnerships with local housing organizations, non-profit groups, schools and others to identify needs and solve problems.
   For more detail on the year's efforts, please refer to the highlights throughout this report.

CONSTRUCTION
   Construction activity remained high in 1995 and comparable to recent years. Though state capital appropriations were down, private, federal and school construction projects kept the activity high.
   Statewide construction employment in July was 15,500 persons, an increase of 500 people from the same period last year.
   Two notably large projects began in the Interior this year. Construction started on the Fort Knox gold mine near Fairbanks. At peak construction, about 400 workers will be employed. Construction also began on the Healy Clean Coal Project, a $240-million facility slated for completion in 1998. The project will provide Interior Alaska with a stable source of low-priced electricity.
It is expected to employ 200 workers during peak construction. The Alaska Industrial Development & Export Authority (AIDEA) is building the project funded by federal research money, state grants, and revenue bonds.
   According to industry spokespersons, 1995 was a typical year for road and airport work with about $260 million awarded from federal and state sources. The Association of General Contractors estimates 1996 government and private construction spending will be $1.2 billion.
   The Alaska Department of Transportation & Public Facilities awarded contracts for 160 projects totaling $210 million in 1995. That was slightly below the $218 million awarded in 1994. The state expects to award up to $208 million during 1996 for 150 projects.
   The Army Corps of Engineers had $193 million in funding for military and civilian projects in 1995. The centerpiece of the Corps' activity is the $150-million U. S. Air Force Hospital on Elmendorf. The Corps expects 1996 awards to be $194 million.
   Another federal construction project, the $110-million Alaska Native Medical Center, is on schedule and expected to be completed in 1997. The 150-bed center will employ 700 people.
   Anchorage school projects totaling more than $200 million were started in Fiscal Year 1995. Other projects underway in 1995 included: the $47-million Alaska Sea Life Center in Seward; the $14-million Mount Roberts Tramway in Juneau; the $10.9-million University of Alaska Anchorage Aviation Technology Center; a $20-million University of Alaska Fairbanks geophysical science building; a $6.5-million senior assisted living facility called the Providence Horizon House; the $36-million state courthouse in Anchorage; and, the Food Services of America Anchorage distribution center.
   Residential construction increased in 1995. Anchorage and Eagle River led the state with 801 single family permits compared to 718 permits in 1994. Low existing home inventories and low interest rates contributed to the market's robust performance. Also, permits were up elsewhere in the state, with 129 permits in Fairbanks, 179 in Juneau, and 68 in Ketchikan. Twenty-five new homes were built in Barrow and neighboring villages.
   Alaska Housing Finance Corporation reported delinquencies of 3.85% as of September 1995, compared to 4.06% last year. The average foreclosed inventory as of September 1995 was 60 units, reduced from 97 in January 1994.
Apartment vacancies remained tight in Anchorage throughout 1995, with a 4.3% vacancy rate. Juneau's vacancy rate was also low, at about 1.47%.

(Picture Caption)
One of many school construction projects in Anchorage, the new Sand Lake school is scheduled to be completed in February 1996. Below, Kyle Randich of Davis Construction meets with Jo-Li Sellin, NBA Commercial Loan Officer.

(Picture)

(Picture)
(Picture Caption)
It was another strong year for salmon harvests, particularly in areas such as Kodiak. NBA is actively involved in the industry, providing financing for fisherman such as Sam Mutch (right) pictured with Jim Brenner, Kodiak Branch Manager.

FISHING
   The 1995 salmon season ended with record harvest of more than 217 million fish, up from the previous record of 194.5 million fish in 1994. This was a substantial increase from the statewide forecast of 155 million fish. The large catch resulted in an ex-vessel value of $460 million, up from $425 million in 1994.
   The strongest harvests were in Bristol Bay (44 million sockeye salmon), Kodiak (43 million pink salmon) and the Alaska Peninsula (16 million pink salmon). Southeastern Alaska, which had forecast 20 million pink salmon due to the drought of 1993, greatly exceeded expectations with a pink salmon harvest of 48 million fish.
   Pink salmon accounted for 60% of the statewide all-species catch. The statewide forecast for pink salmon was 67 million fish, far exceeded by the final harvest of 128 million fish. As a result, the amount of pink salmon canned exceeded 4 million cases, breaking the record of 3.5 million cases in 1994.
   The 1995 roe herring harvest of 49,300 metric tons was close to forecasted levels. However, the catch had an ex-vessel value of $41 million, double the 1994 value. The Togiak area was particularly strong with a 26,700 metric ton catch. Prince William Sound again failed to have a fishery due to a lack of fish.
   The crab fisheries continue to be in the doldrums. Reduced quotas have Alaska's crab fishermen facing one of the most meager seasons in the history of the industry in 1996. For the second consecutive year, the Bering Sea will be closed to king crab fishing. The opilio crab quota dropped to 50.7 million pounds for 1996, down from 55.7 million pounds in 1995. Bairdi crab harvest guidelines were set at 5.5 million pounds, down slightly from last year. Fishermen are optimistic that the opilio crab resource will rebound for the 1997 season, however, the outlook for other species remains pessimistic.

   The International Pacific Halibut Commission established the 1995 halibut quota at 38.3 million pounds for Alaska. The final harvest was 33.7 million pounds, with an ex-vessel value of approximately $65 million. This was the first season of the new quota system for halibut and sablefish. Individual transferable quotas eliminated the "derby-style" openings and assigned quotas based upon past catch histories. Although somewhat controversial, quotas enhanced the value of the fish to fishermen and provided a better product to the public with less hazard to vessel operators.
   The North Pacific Fisheries Management Council set 1996 groundfish allocations in the Bering Sea/Aleutian Island area at levels similar to 1995 to preserve the species and protect marine mammals in the fishing grounds. The Bering Sea allocation is 2 million metric tons of groundfish. The total allowable catch in the Gulf of Alaska for 1996 is set at 253,000 tons, slightly reduced from 279,500 tons in 1995.
   The industry faces several pricing challenges in 1996, including a depressed Japanese economy. As the largest buyer of fresh Alaska salmon, Japan has a significant impact on overall market prices. Sockeye salmon market prices were low in 1995, and are projected to remain low in 1996. Additionally, the unexpectedly large pink salmon harvest created further pressure on wholesale prices of both fresh and canned products.
   Further impacting the Alaska salmon industry is the growing aquaculture industry. World farmed salmon production exceeded 500,000 tons in 1995, greater than the total Alaska salmon production.
   There are few bright spots in the Alaska fishing industry as more segments come under pressure from world economic conditions and increased worldwide production of products competing with the Alaska resource. Some segments of the resource are declining while others experience an over-abundance.


STREAMLINING BRANCH FUNCTIONS
   Throughout the bank, we place top priority on providing fast, accurate and friendly service to our customers. Since our branches are the front line for service efforts, we are working to remove any tasks that detract from sales or service or can be done more efficiently elsewhere in the bank.
   We continue to centralize tasks that can be performed in the "back office" so that branch staff can provide the sales and service our customers deserve. Our branch support area has assumed many of the duties previously completed in branches such as editing new accounts and keying in address changes and stop payments. They also balance branch cash, complete maintenance for various accounts and file signature cards.
   We anticipate even further streamlining opportunities with installation of the new teller and platform systems when our out-sourcing conversion is completed in May 1996. Both systems will simplify procedures and increase opportunities for cross-selling products.

(Picture)
(Picture depicting "back office" department at work)

(Picture)
( Picture depicting partnership between NBA and M&I Data Services. Pictured are Sue Steger, M & I and Anna Rice, NBA)

BEHIND THE SCENES
   Following the trend of banks across the nation, we made the decision in 1995 to out-source our data processing and telecommunications functions. Out-sourcing will help the bank keep pace with rapidly evolving technology and allow us to concentrate on providing financial services to our customers.
   After a comprehensive analysis of the leading out-sourcing companies, we selected two business partners. M&I Data Services, Inc. will be our data processing partner and General Communications, Inc. (GCI) will support telecommunications services.
   M&I is one of the nation's largest financial service data processing providers. In addition to processing information, they will provide NBA the resources to enhance products such as cash management and home banking.
Tellers and customers will benefit from a new teller system which will increase efficiency, allow us to provide faster service and increase opportunities for cross-selling products. Personal Bankers will have a platform system which provides customer relationship information, automatic printing of new account documents and sales tools that will help match customers with products to meet their needs.
   Through the terms of the partnership, GCI will manage all telecommunications among NBA offices, branches, and vendors including M&I. They also will maintain and support all of the bank's telephones, personal computers and network of more than 100 automated teller machines.

FOREST PRODUCTS
   Like its counterparts in the Pacific Northwest, Alaska's forest products industry continued adjusting to environmental and legislative challenges in 1995, including ongoing disputes over previously approved sales. Despite these difficulties, however, harvest levels were comparable to previous years.
   A major factor in the stability of the industry is the growth in harvests on private lands. In 1995, 551 million board feet of a total of 777 million board feet were harvested on private lands. High-volume sales by Native village corporations are projected to continue to add volume over the next few years.
   Southeast Alaska accounted for the bulk of Alaska timber harvests, with a total of 497 million board feet harvested in 1995. Through successful lobbying efforts by qualified buyers, U.S. Forest Service (USFS) releases of Small Business Adminstration sales were more reliable and smaller mill operators in Ketchikan and Prince of Wales remained in operation, although not at full capacity.
   Alaska Pulp Corporation's mills in Sitka and Wrangell remained closed in 1995. Ketchikan Pulp Corporation also closed its sawmill in early spring and did not restart operations until December, when it was able to purchase logs from a Canadian seller. The outlook for production on USFS lands in Southeast Alaska remains guarded as companies dependent on its fiber supply continue to wait for sales with sufficient volume to satisfy their production capacity.
   The Kenai Peninsula continued to be the fastest growing timber-producing area, with a total of 235 million board feet on state and private lands. The principal species harvested was white spruce destined for log export to the Pacific Northwest and chips to the Orient.
   The Interior also has become a major supplier of white spruce, producing nearly 45 million board feet in 1995. There were significant sales increases from both private and state lands, particularly from areas near Tok and Chitina.
   The highest volume of white spruce is sold for its pulp content to markets in Canada, the Pacific Northwest and the Far East. As an end product, however, white spruce sawlogs are valued by mills in Washington and Oregon for use in laminate and veneer products. Recent cooperative efforts by the Governor's office, the forest industry, and environmental groups may soon produce legislation supportive of value-added processing of wood derived from state lands.
   The move to more effectively use the wood has created new activity for Peninsula and Interior land holders and provided employment for Kenai Peninsula, Tok, Chitina and Valdez communities. Current employment, however, is still below the levels of the late 1980s and early 1990s.
   Timber pricing in 1995 peaked in early spring and remained steady until late summer. It dropped in the fall and remained low through year-end due to high inventories of pulp wood in the United States and Canada. Industry operators predict depressed prices until the second quarter of 1996.
   In 1996 and 1997, production will be supplemented by the Alaska Division of Forestry's release of more than 80 million board feet of wood infested by spruce bark beetles. This timber sale will remove more than 600,000 acres of damaged trees from timber stands throughout the state (particularly in the Kenai Peninsula and Interior regions).

(Picture Caption)
While timber operators continue to find it difficult to purchase enough logs to operate efficiently, they are developing opportunities in new geographic areas of the state. Increasing harvests from private lands account for the bulk of trees harvested.

(Picture)

(Picture)

(Picture Caption)
As the state capital city, Juneau is the center of discussions regarding declining budget revenue. The recently released Long Range Financial Plan calls for elimination of the budget deficit by the year 2000.

GOVERNMENT
   Alaska's government sector remained relatively stable in 1995 despite the well-publicized news of state budget deficits and federal cut backs. State jobs declined less than 1%; larger losses in federal employment were partly offset by increases in local government. Total government jobs, excluding the military, were down by 1%.
   In June, the governor approved a $2.5 billion general fund budget for Fiscal Year (FY) 1996. The operating budget declined from the previous year, but capital appropriations totaled $151 million, up from $101 million in FY95. Total general fund spending is essentially unchanged. FY96 revenue is expected to total about $2 billion, with the deficit to be financed from the state's $1.8 billion budget reserve.
   In October, the state's Long Range Financial Planning Commission proposed a combination of revenue-raising measures and spending reductions that it said would eliminate the state's budget deficit by the year 2000. The plan calls for Alaska Permanent Fund income to become a substantial source of support for the state budget. A key factor in the increased role is reductions in the amount of Alaska Permanent Fund income paid to residents as annual dividends. The report illustrated a wide array of options available to state government for managing its adjustment to reduced oil revenue. The commission's recommendations are expected to stimulate a continuing public debate.
   The Alaska Permanent Fund continues its tremendous impact on the state's financial well-being. The annual distribution injects more money into the state's economy than the total payroll of all but three of the state's major industries: petroleum, U.S. military and federal government. More than $565 million was distributed to Alaskans in dividend checks of $983.90 each. More than 55,000 dividends were electronically deposited into National Bank of Alaska accounts in 1995, up 25% from 1994. Combining net income, appreciation and oil revenues, the permanent fund's growth of $2.4 billion was the largest in its history. The fund's total assets are $15.7 billion.
   Vital contributions to the state's economy also came from two state-owned corporations: the Alaska Housing Finance Corporation (AHFC) and the Alaska Industrial Development & Export Authority (AIDEA).
   AHFC, with net earnings of $96 million and $4.4 billion in assets, plays a major role in providing housing for Alaskans. Utilizing AHFC's Senior Housing Program, NBA provided a $1.1-million loan for MLH Manor, a 34-unit senior housing project in Fairbanks; and a $2.8-million loan to Homer Senior Citizens, a 40-unit complex. Also, NBA's Mortgage Loan Servicing Department serviced more than 13,000 AHFC housing loans totaling $1 billion, about 45% of AHFC's loans.
   With reduced federal loan guarantee funding, AIDEA's role became more important in providing financing for Alaskan businesses in 1995. With
$1 billion in assets, AIDEA has more than $254 million in loans. NBA is AIDEA's largest participant, with 118 loans, and is the largest participant in the AIDEA Rural Development and Initiative Fund with 24 of the 31 loans established to create employment opportunities in rural Alaska.
   Military expenditures continue to be an important factor in the Alaskan economy despite continued adjustments to operations in Alaska. Fort Greely in Delta Junction was added to the base closure list and personnel will be transferred to Fort Wainwright. Troop levels in Alaska appear to have stabilized at approximately 19,600.

COMMITMENT TO SERVICE
   At NBA, we are committed to providing service that exceeds our customers' expectations. At every level of the bank, we encourage employees to do what it takes to keep our customers happy.
   We have two programs that reward employees for excellent service. The "Thanks for Making It Easy" program allows employees to thank other employees for their service by sending them a red "star" certificate. Supervisors can reward staff with a blue "star" certificate thanking them for outstanding service to a customer. As employees collect the certificates, they earn prizes. Employees who receive a monthly Service Star award are eligible for a yearly Customer Satisfaction Award.
   We measure our performance with several printed and telephone surveys. Branches use an Internal Customer Service Survey to evaluate departments that have signed service agreements. We survey customers who open and close accounts, encourage all customers to fill out comment forms and we randomly call customers who have completed transactions or opened accounts.
   Our goal is to be first in service statewide. A reputation of superior service goes a long way in acquiring new customers and retaining existing customers.

(Picture)
(Picture of customer service representative on the phone with a customer)

(Picture)
(Picture of ATM card being inserted into ATM machine)

   Our customers want easy access to financial services. We want to be available when customers handle their finances - - and that's less often during traditional banking hours. In 1995, we added the following conveniences:
   Seven-days-a-week telephone banking service in our Central Customer Service department, from 8:00 a.m. to 8:00 p.m.;
   More flexible Saturday branch banking hours in Anchorage (10:00 a.m. to 6:00 p.m.) and an expanded number of branches statewide;
   Speedy and flexible home loan applications with Loan by Phone service and a Three-Day Express Mortgage credit approval (or preapproval);
   Extended purchasing convenience with a Visa Check Card which provides the same ATM and debit point-of-sale access as an ATM card, plus access to a checking account at any merchant that accepts Visa credit cards worldwide;
   Convenient and fun banking for kids with a Cool Cash ATM card (kids can make deposits and check account balances at ATMs); and
   An investment alternative, fixed annuities, for customers enjoying or preparing for retirement, organizing their estates or interested in reducing their taxes.
   All of these changes and improvements continue our focus of making it easy and convenient to bank with NBA.

INTERNATIONAL TRADE
Alaska's exports continue to grow in value, particularly as Alaska gains a reputation as a major air cargo hub. Alaska's major exports are seafood, timber, petroleum products, minerals and coal. The value of Alaska's exports leaped to $3.86 billion for the first eight months of 1995, an 11% increase from $3.48 billion for the first eight months of 1994. The year-end export figure is expected to surpass $5 billion.
   Air freight is the largest Alaska export. The value of Alaska's air freight exports climbed to $2 billion, up 10% from $1.8 billion during the same period in 1994.
   Much of the impact of air freight exports is because Anchorage is considered the port of export for products made by manufacturers from the Continental United States and shipped out of the country. Millions of computer parts, electronics, mechanical machinery, medical tools, and jet engine parts now travel through the Anchorage International Airport to destinations in Japan, Korea and Europe. Federal Express and United Parcel Service use the city as hubs in their international distribution systems. The city benefits extensively from the air cargo activity, particularly in the jobs created to off-load, sort and repackage the freight for shipment to destinations throughout the world.
   Seafood products, as in previous years, were Alaska's number one export product. Despite depressed salmon prices, the export value reached $1.14 billion by the end of August 1995. This is a 7% increase from $1.06 billion for the same period a year earlier. Of these seafood products, salmon and roe account for the major share of total exports.
   Pacific Rim countries, as in the past, are Alaska's biggest export market. Total exports to Pacific Rim countries amounted to $3.65 billion, or 95% of total Alaska exports. Of these countries, Japan is the largest trading partner, receiving $2.21 billion, or 57% of total Alaska exports during the first eight months of 1995. South Korea draws $298 million in Alaska goods. Exports to Taiwan and China have reached $188 million and $121 million, respectively. Canada is the biggest non-Asian export market for Alaska. Exports to Canada reached $63 million during the first eight months of 1995.
   Although Alaska's trade with Russia is in its infancy, Alaska has a special relationship with the Russian Far East because of its location and our historical and cultural ties.
   Similar to Alaska, the Russian Far East is rich with natural resources such as fish, timber, minerals, oils and gas. These resources need extraction, development, processing and exporting, involving the Russian entrepreneurs and Alaskan know-how.
   Several NBA officers visited the Russian Far East in 1995 to establish a correspondent relationship with Russian banks and build bridges between Russian and Alaskan business interests.

(Picture Caption)
With Alaska's strategic geographic location, international trade continues to grow. NBA officers including (left to right) Judith Crotty, Ben Barrera and Steve Hasegawa, provide support to companies doing business with the Russian Far East and the Pacific Rim.

(Picture)

(Picture)
(Picture Caption)
Strong gold and silver prices led to a revitalized mining industry in 1995. At left, Larry Lynch of Fairbanks Gold, Inc., and Debbie Kimmell, NBA Cushman Branch Manager, review plans at the Fort Knox Mine, north of Fairbanks.


MINING
   The Alaska mining industry rebounded in 1995. Steady gold and silver prices and a favorable state and local regulatory environment encouraged increased exploration for minerals on state and Native lands. Additional discoveries of zinc and lead ore reserves added decades to the lives of two key mines and hint at increased production.
   Exploration expenditures were $35 million in 1995, $4 million higher than 1994. Mine development expenditures increased by $100 million to about $145 million, largely due to work on new mines such as the Fort Knox mine north of Fairbanks. The value of mineral production is expected to be about $508 million (the same as the 1994 value) due to continued low zinc prices and decreased placer gold production.
   Employment at mines was expected to remain at about 3,100 persons, however, an additional 600 were employed as construction workers at new mines and mine expansions in 1995.
   Several potential gold mines made progress during the year. In Juneau, Coeur D'Alene Mines plans to move ahead with permitting and development of its Kensington Mine. And Echo Bay Mines began working on alternative solutions for mine tailings disposal and permitting issues at the A-J Mine. Nevada Consolidated Goldfields started production of their Nixon Fork hard rock gold mine near McGrath. The Fort Knox Mine north of Fairbanks will begin production in late 1996. Cook Inlet Region Inc. is working with USMX to develop the Illinois Creek Mine near Galena.

Gold Prices
Stated in average dollars per ounce as of December of each year
(Graph of the above caption)
(Table of amount depicted in graph)

1991      $353
1992       333
1993       391
1994       383
1995       387

Economic Value of the Alaska Mining Industry
In Millions      '91       '92       '93       '94       '95
--------------------------------------------------------------
Exploration       $40       $30       $30       $31       $35
Development       $26       $30       $28       $45       $145
Production        $546      $561      $449      $508      $508
--------------------------------------------------------------
Total             $612      $621      $507      $584      $688

(Year-round equivalent)
                 '91       '92       '93       '94       '95
-------------------------------------------------------------
Employment      3,650     3,492     3,130     3,083     3,100


   In Kotzebue, Cominco Alaska and NANA Regional Corporation discovered additional zinc and lead reserves that double the Red Dog Mine's reserve base. They are studying the feasibility of expanding the mine to increase production by another 30% while retaining the mine life of 40 years, making it the largest zinc mine in the world.
   Kennecott and its partners announced plans to expand and reopen the Greens Creek Mine in 1997. The expansion will increase silver, gold and zinc production by 50% at a cost of more than $70 million.
   Gold production decreased in 1994 to about 182,000 ounces. It is expected to decrease further in 1995 due to the closure of several placer mines, the largest of which was the Valdez Creek Mine near Cantwell.
   Work continued on several coal properties during the year, and higher coal prices may lead to more activity. Projections are for increased demand from Pacific Rim countries for low-sulfur coal. Construction on the Healy Clean Coal Project progressed throughout 1995. This plant will supply energy to the Interior, much of which will be needed to operate the Fort Knox mill facilities north of Fairbanks.
   There was some new claim activity on state lands in 1994 with 3,365 new claims filed. The improved environment for mining on state and private lands has attracted new players to the exploration game despite discouraging policies on federal lands.

SIMPLY BETTER BUSINESS
   Our "simply better business" approach gives business customers the tools they need in today's challenging business environment. In 1995, we introduced several new business products that give our business customers that extra advantage.
   NBA's Business ATM card allows business customers to access their checking accounts at NBA ATMs, 24 hours a day. Customers choose a deposit-only card for deposits and balance inquiries or a full-function card which allows transfers and withdrawals. The Business Service Line, an automated customer service line, lets customers access their NBA business account information and transfer funds between accounts by telephone.
   The Business Loan Application packet simplifies the loan application process. And, our revolving and non-revolving Visa Business cards give businesses financial convenience and control.
   The "Business Banking" catalog helps customers learn about our services.
Our new retail lock box service speeds up the collection and deposit of checks for business customers with large volumes of recurring remittances. All remittances are delivered directly to the bank, bypassing the business' office. We process and deposit funds into their accounts.
   The introduction of these business products and sales tools reinforces that NBA has cost-effective solutions to meet our business customers' needs.

(Picture)
(Picture of two National Bank of Alaska brochures titled Business Banking and Business Loan Application and two National Bank of Alaska business cards, one for ATM and VISA.)

(Picture)
(Picture of Personal Banker seated at desk reviewing a brochure with a customer)

CREATING A SALES TEAM
   With NBA's transition into a full sales culture in 1995, we focused on providing employees with skills and tools to achieve a true sales and service climate. One of the biggest challenges was the blending of new accounts\customer service and lending responsibilities into a Personal Banker position.
   Our new Personal Bankers attended a two-day "Service That Sells" workshop that focused on exploring customer banking needs and building customer relationships. Branch managers attended a three-day "Leading the Sales Team" workshop; and we implemented a "Teller Excellence" training program.
   To help employees become well-versed in our products and services in a fun way, we repeated our successful competition, "Product Jeopardy." We added sales resources to our Product Guide, updated the Personal Banking catalog, and added a Business Banking catalog and several product-specific brochures. We also introduced a Cash Management Services packet that allows staff to customize presentations to business customers.
   To complement our sales culture, we transformed branch lobbies into visually exciting, high-impact selling environments. "Branch merchandising" heightens our customers' awareness of bank products by profiling a new campaign each quarter.
   We will continue our commitment to sales and service training throughout 1996. The new platform systems which are part of our conversion to M&I Data Services will be a significant tool for tellers and personal bankers.

PETROLEUM
   Two major legislative actions by federal and state governments in 1995 created a positive outlook for the petroleum industry. In November, a new federal law lifted the 22-year-old ban on export of Alaska North Slope crude. Also, Alaska legislators approved a law allowing the state to adjust royalty rates on marginal fields. Both actions are expected to yield positive results for the industry. The state law may make economically viable the many smaller fields which must be developed to help offset the decline in production from Prudhoe Bay.
   North Slope oil production averaged more than 1.5 million barrels per day, down from the 1988 peak of 2 million barrels per day. The rate of production decline at Prudhoe Bay continues to be offset by gains at other fields.
   The Endicott field has outperformed early estimates. In August 1995, the field pumped its 300 millionth barrel of oil. Recoverable reserves are now estimated at 600 million barrels. Another stellar performer is the Point McIntyre field, where 1995 daily average production exceeded estimates by 23%. A large-scale enhanced oil recovery program has been announced for Kuparuk. The program is anticipated to increase production by 200 million barrels over the life of the project.
   BP Exploration Alaska is in the final phase of a three-year project to increase production and reserves from the Milne Point field. The project will increase production from the current level of 25,000 barrels per day to a forecast level of 60,000 barrels per day. Also, development planning is underway for the smaller Cascade and Northstar fields. BP is proceeding with design work on the Badami project, despite an announcement that reserve estimates are lower than initially forecast.
   ARCO Alaska remains positive about development potential for the Colville Delta west of the Kuparuk field. The current estimate of reserves for that area is 100 million barrels. More exploratory drilling is scheduled in the winter 1995-1996 exploration season.
   Industry analysts project a renewed interest in Alaska's prolific heavy oil resources. The North Slope contains an estimated 20 billion barrels of heavy oil. This type of oil is costly to produce due to its molasses-like thickness and its location in shallow sands which crumble easily. BP drilled six wells in 1995 in the Shrader Bluff pool and further activity is scheduled in 1996. ARCO announced new studies on the viability of producing the West Sak heavy oil accumulation in the Kuparuk unit. Oil companies hope new technology will allow for development of cost effective systems for production of the heavy oil reserves.
   A number of exploratory wells are on tap for the 1995-1996 exploration season. Activity will center on previous discoveries and further exploration of areas drilled in other years.
   Activity continues both onshore and offshore in Cook Inlet. The natural gas industry is quite healthy, but oil production remains in a decline. Declining production will not support the infrastructure costs, making additional discoveries vital for the long-term prospects for the oil industry in Southcentral Alaska. Exploratory wells were being drilled by ARCO and Marathon in late 1995. Anchorage-based independent Stewart Petroleum completed its third well in the West MacArthur River field and completed a stepout from its first well location.

(Picture caption)
Two legislative actions increased long-term prospects for the oil industry in Alaska by making it more feasible to develop smaller oil fields. Several exploratory wells were drilled in late 1995.

(Picture)
(Picture of oil drill)

(Picture)

(Picture caption)
The health care industry continues to grow in Alaska. In this photo, Providence Alaska Medical Center Administrator Doug Bruce reviews expansion plans with Margaret Richmond, NBA Business Development Officer.

SUPPORT INDUSTRIES
Alaska employment increased slightly in 1995 and the service, retail and visitor sectors continue to be the catalysts for that growth. The number of jobs in Alaska was up 1.1% from last year, despite an economic growth rate of less than 1% in 1995.
   Employment in Alaska is changing, however. Federal, state and local governments, along with the oil industry, are decreasing modestly. During the past 25 years, the federal government was a dominant player in the state's economy. Today, the health care industry employs the same number of civilians as the federal government. And with a stable economy in the Lower 48, there are fewer workers migrating to Alaska. Unemployment will remain low, but it will be harder to find higher paying jobs.
   The service and retail sectors continue to grow, but not at the booming rate of 1994, the biggest year in Anchorage's economic history.
   The service sector grew by 3.6% this year. It added more than 2,200 jobs and is Alaska's largest private-sector employer. The health care industry saw the greatest growth. Employing more than 20,000 people, it mushroomed due to Alaska's aging population and the move away from hospitalization.

   The retail market also is growing but at a much slower rate. Office Max and Computer City opened Anchorage stores; Carrs opened a store in Juneau; Barnes & Noble is slated to open a store in Anchorage in 1996; Home Depot is still eyeing Anchorage; Safeway is planning to refurbish its Anchorage stores.
   In 1994, Alaskan hotels had a 12% increase in room sales, the strongest in the Pacific Northwest. This trend is continuing. In 1995, two new hotels opened in Fairbanks, there is consideration of a new Juneau hotel and Princess Tours announced plans to build a 160-room lodge at Talkeetna in the Denali State Park.
   There were both positives and negatives in the transportation sector in 1995. The closure of MarkAir in April and MarkAir Express in November created job losses larger than those of the Anchorage Times and ARCO. Other areas of transportation are healthy and growing. Total cargo at the Port of Anchorage is up 10%. UPS is planning to expand with a $5.5 million addition at the Anchorage International Airport next May. There was an increase in domestic passengers, and, for the first time since 1990, an increase in the number of international passengers disembarking in Anchorage. Air cargo landings increased due to export activity to Asia and the Pacific Rim.
   The finance sector is strong. Alaska's banks are all adding new technological products and services.
   Experts predict continued slow growth of 1% or less in 1996. The retail, service and visitor industry will remain at the forefront of the anticipated growth.

COMMUNITY PARTNERS
   Partnerships with local communities and organizations have helped us address the diverse financial needs in Alaska, particularly for housing and small business.
   NBA was a key founder of the Anchorage CRA Officers Group, a cooperative effort of six Anchorage banks. The banks held community and neighborhood forums to identify needs in several targeted communities. In response to these needs, we held joint workshops on a variety of topics.
   NBA also initiated three programs of our own: Smart Start home buyer workshops, Money Minutes radio spots and Basic Banking financial education seminars. We've worked closely with community groups and schools in sponsoring these initiatives.
   Our partnerships with the Central Council of Tlingit & Haida Indian Tribes of Alaska and Women$fund provide small loans and technical assistance. We provide low- and moderate-income housing through partnerships with housing organizations in Anchorage, Fairbanks, Juneau, and Homer.
   During 1995 we entered into a unique partnership with the Tagiugmiullu Nunamiullu Housing Authority (TNHA) in Barrow. TNHA staff provide educational seminars and help residents through NBA's mortgage process.
   NBA has a long history of giving back to our communities through donations, volunteer time, partnerships, and corporate leadership on community issues. We are proud that we're the only Alaskan bank to claim the entire state as our community.

(Picture)
(Picture of community agent demonstrating the use of an ATM to a customer)

(Picture)
(Picture of NBA employee group leaders meeting with NBA Community Development manager)

EMPLOYEE GROUPS
   NBA employees provide an important link to our customers and help us meet the banking needs of our communities. We've formed bank employee groups to reach specific segments of the community.
   The African American Employee Group (AAEG) helps us reach and serve the African American community in Anchorage. AAEG's mission is to bridge the communication gap between different ethnic, socioeconomic and political groups in Anchorage through cultural awareness training, community outreach and participation, thereby increasing the visibility and improving the image of NBA.
   In 1995, the AAEG surveyed local businesses and community-based organizations, took part in cultural celebrations and sponsored events within the bank. They also taught financial education classes and participated on the boards of local community organizations.
   The Hispanic Employee Forum (HEF) has a similar focus. They surveyed the Anchorage Hispanic community and developed recommendations for outreach and marketing of bank products and services. They assisted with two home buyer classes in Spanish and are active participants in Hispanic/Latino cultural celebrations.
   Both groups have received such high marks in the community that the bank has extended the opportunity for all employees to become involved. In January 1996, "Team NBA" was formed to provide a forum for community outreach and involvement.

TOURISM
   Tourism continues to be a stable growth industry for Alaska. The number of visitors to the state increased in 1995 and further increases are expected in 1996. The industry faces numerous issues in the coming year however, including a decline in tourist spending, increasingly crowded locations and the shrinking marketing budget of the state's top marketer, the Alaska Tourism Marketing Council (ATMC).
   In Southeast Alaska, the top destination for Alaska cruise-ship passengers, the number of visitors was up. Slightly more than 380,000 passengers traveled through Juneau, an increase of approximately 7,000 passengers compared to 1994. At the same time, an increase in vendors and secondary tour operators led to greater competition for the tourists' disposable income.
   Another trend noted by industry experts is reduced spending among cruise ship passengers. As cruise companies throughout the world try to attract high-income passengers, Alaska is now competing against exotic worldwide locations. At the same time, Alaska cruise companies are aggressively pricing cruises in order to fill the larger ships they've acquired in the past few years. As a result, it appears that Alaska cruises attract moderate-income travelers who view the state as a cost-effective alternative to other destinations.
   It appears that the ATMC's marketing budget reduction has not impacted the number of travelers to the state since it's budget decline has been offset by the cruise line promotions. Tourism experts fear, however, that it has reduced the percentage of travelers who choose alternatives other than cruises.
   For the 1996 season, Southeast Alaska tour operators expect a strong year with a potential 15% to 20% growth. Since most cruise travelers also have on-shore excursion packages to South Central and Interior Alaska, those areas also are expected to benefit.
   Although a tourist count is not available for Southcentral Alaska, Anchorage hotels report an 8% increase in room sales. The Anchorage
Convention and Visitors Bureau (ACVB) reports a $7.5-million bed tax level through November. This equates to $90 million in hotel revenue. ACVB expects that Anchorage will reach $8 million in bed taxes next year, a benchmark that equates to $100 million in hotel revenue. ACVB also predicts a strong convention year for 1996.
   The question of what a visitor does while in Alaska is an increasing concern for the tourism industry. Many Alaskan destinations such as Denali National Park and the Portage Glacier outside of Anchorage are crowded. Tour operators are extending trips to the Wrangell/St. Elias area to eliminate some of the overcrowding and continuing to explore new opportunities.
   The Interior also had a good year with an anticipated increase of nearly 10% in the number of visitors this year. Businesses in the region also found that cruise passengers expected all amenities to be part of their tour packages and were less willing to spend additional money. The number of tourists to the Interior is expected to follow the same trends as other areas of the state for the next few years.
   Western Alaska is less impacted by cruise ship travelers and appeals more to the adventure traveler with higher income. Many visitors to Western Alaska come from Europe. Last summer two charter flights made weekly trips to Alaska direct from Germany and Switzerland. Southwest Alaska is expected to gain tourists in the coming years.

(Picture Caption)
The number of visitors to all areas of the state rose in 1995. Small tour operators, such as those offering flightseeing tours, compete aggressively for the tourists' limited time and budgets.

(Picture)

(Picture)

Advisory Boards

(Picture Caption)
Our advisory board network is comprised of 114 board members in 33 communities. Above, Harvey Samuelson, a Dillingham Advisory Board member, discusses community needs with Julie Woodworth, Dillingham Branch Manager.

Chairman
 Terry S. Kipp

Barrow
 Ronald Brower
 Robin Harrison
 Nate Olemaun
 Cora Sakeagak

Bethel
 Christopher R. Cooke
 Robert Nick (Nunapitchuk)
 Gene Peltola
 Marc Stemp

Cordova
 Richard Borer
 Bill Webber
 John Wheeler
 John Wilson

Delta
 Adrian Frederick
 Lawrence Gilbertson
 Scott Miller
 Loretta Schooley

Dillingham
 Robert Kallstrom
 Robert Nanalook (Togiak)
 Harvey Samuelson
 Sally Smith

Eagle River
 Lee Jordan
 Charles McAlpine
 Larry Thomas
 Henry Warren

Fairbanks
 Sam Brice
 Jeffry J. Cook
 Barbara Schuhmann
 Richard Wien

Glennallen
 Donald R. Horrell
 Ken P. Johns (Copper Center)
 Douglas Neeley
 Herman Schliesing

Homer
 Mary Ann Fell
 Richard Inglima
 J. Mike Pate
 Leo Rhode
 Bruce Turkington

Juneau
 Donald B. Abel, Jr.
 Anne Kaill
 Robert Martin, Jr.
 Malcolm A. Menzies

Kenai
 Dr. Charles A. Bailie
 Craig Lofstedt
 Ron Malston
 Valerie Morin

Ketchikan
 Bob Berto
 Ken Dole
 Bob Elliot (WardsCove)
 Martin Pihl
 Gail Porter

King Salmon
 Frank Hill
 Dan O'Hara (Naknek)
 Faye Yoas

Kodiak
 Ben Ardinger
 Alvin Burch
 Peter Ramaglia
 Edward Randolph
 Dick Rohrer
 Pete Squartsoff (Port Lions)
 Norman Sutliff

Kotzebue
 Levi Cleveland (Shungnak)
 Marie Greene
 Ron Hogan
 Doug Neal
 Roswell Schaeffer

Nome
 Dave Cunningham (Unalakleet)
 Charles Fagerstrom
 Mary Knodel
 Wiley Scott

Palmer
 Charles R. Griffin
 Sara Jansen
 A. Max Olson
 Mimi J. Pippel

Petersburg
 Sharon Burrell
 John Enge
 Art Hammer
 Alan Otness
 Glenn Reid
 James G. Taylor
 Max Worhatch

Seattle
 Dr.Dayton L. Alverson
 Alec Brindle
 James Ferguson
 Norman Kaelber
 John Sacia

Seward
 Sharon Anderson
 Blaine Bardarson
 Pat Marrs

Sitka
 Robert Allen
 Frank Calvin
 J. J. Conway
 Carolyn Hammack
 Cecil McClain
 Charles M. Peterson
 Mike Snowden
 Harold Thompson

Soldotna
 Irving Carlisle
 Roger Covey (Ninilchik)
 Pat Cowan
 Darell Jelsma
 Jan Stenga

Valdez
 Mary Jo Evans
 Lyle Von Bargen
 Ann Derifield

Wasilla
 Gordon Akelstad
 Ernie Brannon
 Charles Bruno
 Dale Conover
 Howard Nugent

Wrangell
 Barbara Angerman
 Leonard Campbell
 Olaf Hansen
 Bill Privett
 Frank Warfel

          FINANCIAL SECTION


Contents                                                                  Page

Ten Year Record.............................................................22
Financial Statements
  Consolidated Statements of Income.........................................24
  Consolidated Statements of Condition .....................................25
  Consolidated Statements of Cash Flows ....................................26
  Consolidated Statements of Changes in Shareholders' Equity ...............27
  Notes to Consolidated Financial Statements ...............................27

Report of Independent Auditors..............................................37

Management Discussion & Analysis
  Highlights ...............................................................38
  Net Interest Income ......................................................38
  Noninterest Income .......................................................39
  Noninterest Expense ......................................................39
  Investment Securities, Securities Available for Sale
   and Short-Term Investments ..............................................40
  Liquidity and Interest Rate Sensitivity ..................................40
  Loans and Lease Financing.................................................41
  Reserve for Possible Loan Losses and Provision for Loan Losses ...........43
  Deposits and Short-Term Borrowings .......................................44
  Shareholders' Equity and Capital Resources ...............................45
  The Impact of Inflation ..................................................45

Consolidated Average Balance Sheets/Interest Income and Expenses/Rates .....46

Analysis of Changes in Net Interest Margin..................................47

Quarterly Financial Data....................................................48

Market for Common Stock ....................................................48


       22 and 23

                                            TEN YEAR RECORD
(For the Years Ended December 31)(in thousands except per share amounts and statistics)
                                            1995        1994       1993       1992       l991
Operating Results
  Net interest income                   $120,547    $113,471   $112,820   $100,763    $93,739
  Provision for loan losses               (3,100)      2,200      7,700      4,000      3,000
  Other income                            33,992      35,538     38,517     38,284     32,875
  Other expenses                          94,688      89,072     89,571     83,704     82,062
---------------------------------------------------------------------------------------------
  Income before taxes                     62,951      57,737     54,066     51,343     41,552
  Applicable income taxes (benefit)       21,671      20,217     18,440     17,316     13,149
---------------------------------------------------------------------------------------------
  Net income                              41,280      37,520     35,626     34,027     28,403
  Cash dividends declared               $ 13,547    $ 11,953   $ 11,953    $ 6,774    $ 3,984

Per Share Statistics
  Net income                               $5.18       $4.71      $4.47      $4.27      $3.56
  Cash dividends declared                   1.70        1.50       1.50       0.85       0.50
  Stock dividends - declared percent           -           -          -          -          -
  Book value at year-end                  $43.96      $39.25     $36.77     $33.79     $30.37

Year-End Totals
  Demand deposits                      $ 539,714   $ 522,285  $ 514,667  $ 468,077  $ 415,584
  Interest-bearing deposits:
    NOW                                  148,896     163,088    145,057    126,481    122,376
    Money market savings                 291,325     326,386    266,949    261,134    248,852
    Time and savings                     760,546     735,862    679,474    680,578    738,178
---------------------------------------------------------------------------------------------
  Total Interest-Bearing Deposits      1,200,767   1,225,336  1,091,480  1,068,193  1,109,406
  Total Deposits                       1,740,481   1,747,621  1,606,147  1,536,270  1,524,990

  Federal funds purchased
   and securities sold
   under agreement to repurchase         325,859     259,983    283,665    300,335    271,625

  Loans and lease financing            1,326,840   1,226,164  1,122,570    928,999    874,118

  Securities:
    U.S. government and
     federal agencies                    303,304     345,319    282,110    382,460    395,401
    State and municipal                    9,008      20,239      6,773     10,605      4,639
    Other                                241,089     213,174    215,386    298,322    266,657
---------------------------------------------------------------------------------------------
  Total Investment Securities            553,401     578,732    504,269    691,387    666,697

  Shareholders' equity account           350,320     312,772    292,976    269,303    242,050

  Total assets                        $2,450,921  $2,344,678 $2,207,280 $2,129,965 $2,077,243
---------------------------------------------------------------------------------------------
Other year-end statistics:
  Number of shares outstanding         7,968,800   7,968,800  7,968,800  7,968,800  7,968,800
  Number of shareholders                   1,224       1,243      1,279      1,826      1,332
  Number of employees                      1,101       1,130      1,202      1,137      1,138

                         TEN YEAR RECORD(continued)

                                            1990        1989       1988       1987       1986
Operating Results
  Net interest income                    $85,384     $73,411    $59,870    $51,985    $54,970
  Provision for loan losses                9,562      14,112     22,100      4,551      2,506
  Other income                            30,847      37,043     26,768     21,136     21,024
  Other expenses                          74,889      70,427     59,275     50,344     52,040
---------------------------------------------------------------------------------------------
  Income before taxes                     31,780      25,915      5,263     18,226     21,448
  Applicable income taxes (benefit)        6,268       3,199       (972)     1,872      3,425
---------------------------------------------------------------------------------------------
  Net income                              25,512      22,716      6,235     16,354     18,023
  Cash dividends declared                $ 3,984     $ 2,988    $ 2,988    $ 2,739    $ 2,491

Per Share Statistics
  Net income                               $3.20       $2.85      $0.78      $2.06      $2.27
  Cash dividends declared                   0.50        0.38       0.38       0.35       0.32
  Stock dividends - declared percent      33 33%           -          -     20.00%          -
  Book value at year-end                  $27.31      $24.61     $22.13     $21.73     $20.02

Year-End Totals
  Demand deposits                       $444,761   $ 484,177  $ 361,349  $ 342,194  $ 245,791
  Interest-bearing deposits:
    NOW                                  104,106     106,310     93,605     92,204     65,392
    Money market savings                 216,284     222,601    253,597    299,423    225,523
    Time and savings                     799,251     868,287    565,459    685,506    349,279
---------------------------------------------------------------------------------------------
  Total Interest-Bearing Deposits      1,119,641   1,197,198    912,661  1,077,133    640,194
  Total Deposits                       1,564,402   1,681,375  1,274,010  1,419,327    885,985

  Federal funds purchased
   and securities sold
   under agreement to repurchase         245,660     224,005    172,592    110,129     95,520

  Loans and lease financing              922,505     892,634    787,900    839,735    668,927

  Securities:
    U.S. government and
     federal agencies                    516,867     588,496    455,788    301,949    203,101
    State and municipal                    7,257      12,488     19,330     23,419     29,391
    Other                                262,760     221,954     37,761      3,180      2,760
---------------------------------------------------------------------------------------------
  Total Investment Securities            786,884     822,938    512,879    328,548    235,252

  Shareholders' equity account           217,631     196,103    176,375    173,128    159,536

  Total assets                        $2,063,258  $2,139,923 $1,652,505 $1,742,657 $1,168,664
---------------------------------------------------------------------------------------------
Other year-end statistics:
  Number of shares outstanding         7,968,800   5,976,600  5,976,600  5,976,600  4,981,300
  Number of shareholders                   1,351       1,352      1,405      1,441      1,450
  Number of employees                      1,132       1,146        921      1,034        841

                       CONSOLIDATED STATEMENTS OF INCOME

(For the Years Ended December 31)
(in thousands except per share amounts)          1995      1994      1993
Interest Income:
  Loans and lease financing including fees   $132,336  $117,934  $106,890
  Balances with banks                              41       138       630
  Federal funds sold and securities
    purchased under agreement to resell           806     1,745       668
  Investment securities including dividends:
    U.S. Treasury securities                   13,920    11,320     9,756
    Obligations of other U.S. government
      agencies and corporations                22,753    18,167    19,897
    Obligations of states and
      political subdivisions                      812       363       337
    Other securities                           18,588    12,940    17,862
-------------------------------------------------------------------------
      Total Interest Income                   189,256   162,607   156,040

Interest Expense:
  Deposits                                     50,413    39,014    32,607
  Federal funds purchased and securities
    sold under agreement to repurchase         18,273    10,100    10,565
  Other purchased funds                            23        22        48
-------------------------------------------------------------------------
      Total Interest Expense                   68,709    49,136    43,220
-------------------------------------------------------------------------
      Net Interest Income                     120,547   113,471   112,820
Provision for loan losses                      (3,100)    2,200     7,700
-------------------------------------------------------------------------
      Net Interest Income after Provision
        for Loan Losses                       123,647   111,271   105,120

Other Income:
  Trust department income                       2,114     2,013     1,916
  Service charges on deposit accounts          11,867    10,721    10,582
  Mortgage loan servicing fees                  7,936     7,574     7,353
  Securities transactions                      (3,832)      209     1,416
  Credit card service fees                      5,849     5,161     5,217
  Other                                        10,058     9,860    12,033
-------------------------------------------------------------------------
      Total Other Income                       33,992    35,538    38,517

Other Expense:
  Salaries                                     36,802    37,167    36,551
  Profit sharing and other employee benefits   10,415    10,566    10,774
  Net occupancy expense of bank premises        7,135     7,038     6,803
  Furniture and equipment expense               8,267     7,764     8,535
  Other                                        32,069    26,537    26,908
-------------------------------------------------------------------------
      Total Other Expense                      94,688    89,072    89,571

Income before income taxes                    62,951    57 737    54,066
Applicable income taxes                       21,671    20,217    18,440
------------------------------------------------------------------------
Net Income                                  $ 41,280  $ 37,520  $ 35,626
========================================================================
Net income per share                           $5.18     $4.71     $4.47
========================================================================
The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CONDITION

(For the Years Ended December 31)
(in thousands except per share amounts)                       1995        1994
Assets:
  Cash and due from banks                                $ 149,307   $ 134,379
  Interest-bearing balances with banks                       1,293         195
  Federal funds sold                                             -      10,000
  Investment securities:
    Obligations of other U.S. government agencies
      and corporations                                     303,304     345,319
    Obligations of states and political subdivisions         9,008      20,239
    Other securities                                       241,089     213,174
------------------------------------------------------------------------------
      Total Investment Securities(Market value
        $558,335 in 1995 and $556,065 in 1994)             553,401     578,732

  Securities available for sale at market (Cost
    $266,595 in 1995 and $283,422 in 1994)                 273,391     273,723

  Loans and lease financing                              1,326,840   1,226,164
  Less reserve for possible loan losses                    (21,529)    (19,226)
------------------------------------------------------------------------------
  Loans and lease financing less reserve                 1,305,311   1,206,938
  Loans held for sale                                       33,099      19,627
  Net premises and equipment                                62,217      58,241
  Other assets                                              72,902      62,843
------------------------------------------------------------------------------
      Total Assets                                      $2,450,921  $2,344,678
==============================================================================

Liabilities and Shareholders' Equity:
  Demand deposits                                        $ 539,714   $ 522,285
  Interest-bearing deposits:
    NOW                                                    148,896     163,088
    Savings                                                303,432     304,164
    Money market savings                                   291,325     326,386
    Time                                                   457,114     431,698
------------------------------------------------------------------------------
      Total Interest-Bearing Deposits                    1,200,767   1,225,336
------------------------------------------------------------------------------
      Total Deposits                                     1,740,481   1,747,621

  Federal funds purchased                                   42,812       1,757
  Securities sold under agreement to repurchase            283,047     258,226
  Other purchased funds                                      1,681       1,703
  Other liabilities                                         32,580      22,599
------------------------------------------------------------------------------
      Total Liabilities                                  2,100,601   2,031,906

Shareholders' Equity:              1995        1994
  Common stock - $10 par value                              80,000      80,000
    Shares authorized           10,500,000  10,500,000
    Shares issued                8,000,000   8,000,000
  Capital surplus                                           63,000      63,000
  Retained earnings                                        203,702     175,969
  Net unrealized gains (losses) on securities
    available for sale, net of taxes                         4,044      (5,771)
Treasury stock at cost (31,200 shares)                        (426)       (426)
------------------------------------------------------------------------------
Total Shareholders' Equity                                 350,320     312,772
------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $2,450,921  $2,344,678
==============================================================================
Net book value per share (Based on 7,968,800
  shares outstanding)                                       $43.96      $39.25
==============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

             CONSOLIDATED STATEMENT OF CASH FLOWS

(For the Years Ended December 31)
(in thousands)                                      1995     1994       1993
Operating Activities
  Net Income                                      $ 41,280  $ 37,520  $ 35,626
  Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Provision for loan losses                       (3,100)    2,200     7,700
    Deferred tax expense (credit)                     (124)      497      (851)
    Provision for depreciation and amortization      6,995     6,415     6,316
    Net amortization on securities                     606     4,058     7,097
    Gain on security transactions                     (127)   (2,113)   (1,554)
    Loss on security transactions                    3,959     1,904       138
    Gain on loan sales                                (405)   (1,634)   (2,272)
    Loss (gain) on sales of premises and equipment      (4)      125        18
    Loss (gain) on sales of other assets                50      (216)   (1,252)
    Net decrease (increase) in loans held for sale (13,022)  146,188   (94,053)
    Increase in interest receivable, prepaid
     expenses, and other assets                     (1,688)   (4,350)   (2,284)
    Increase (decrease) in interest payable,
     accrued expenses, and other liabilities         7,177      (858)      (98)
------------------------------------------------------------------------------
      Net Cash Provided by (Used in)
        Operating Activities                        41,597   189,736   (45,469)

Investing Activities
  Net decrease in federal funds sold and
    interest-bearing balances with other banks       8,902    10,590    44,645
  Proceeds from maturities of securities held
    to maturity                                     99,193   180,018   372,566
  Proceeds from sales of securities held
    to maturity                                          -         -     9,105
  Purchases of securities held to maturity         (74,456) (276,876) (231,676)
  Proceeds from maturities of securities
    available for sale                                   -    30,588    53,148
  Proceeds from sales of securities available
    for sale                                       183,626    75,565    40,132
  Purchases of securities available for sale      (170,759) (184,820) (119,503)
  Net increase in lending activities               (96,574)  (98,418)  (81,441)
  Purchase of real estate loan portfolio                 -         -  (101,217)
  Proceeds from sales of premises and equipment         28       557       103
  Proceeds from sales of other assets                6,731     3,860     7,761
  Purchases of premises and equipment               (9,534)   (8,335)   (4,380)
  Purchase of other assets                         (20,985)   (6,258)   (4,197)
  Acquisition of banks                                (100)  (10,040)      (98)
------------------------------------------------------------------------------
      Net Cash Used in Investing Activities        (73,928) (283,569)  (15,052)

Financing Activities
  Net increase (decrease) in total deposits         (7,040)  151,514    69,975
  Net increase (decrease) in short-term borrowings  65,854   (22,998)  (16,123)
  Cash dividends                                   (11,555)  (11,953)  (11,953)
------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities     47,259   116,563    41,899
------------------------------------------------------------------------------
      Increase (decrease) in cash and
        cash equivalents                            14,928    22,730   (18,622)

Cash and cash equivalents at beginning of year     134,379   111,649   130,271
------------------------------------------------------------------------------
      Cash and Cash Equivalents at End of Year    $149,307  $134,379  $111,649
==============================================================================
Total interest payments on deposits and purchased funds were $65,872,000 in 1995, $49,050,000 in 1994, and $44,821,000 in 1993. Securities totaling
$14,434,000 were transferred between held to maturity and available for sale upon adoption of SFAS 115 in 1994. An adjustment for unrealized gains (losses) on securities available for sale of $9,815,000 and ($7,211,000), net of tax, has been reflected in shareholders' equity in 1995 and 1994, respectively. The accompanying notes are an integral part of the consolidated financial statements.

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
EQUITY
                              Common                     Net Unrealized                    Total
                           Stock $10   Capital  Retained  Gains(Losses)  Treasury  Shareholders'
(in thousands)             Par Value   Surplus  Earnings  on Securities     Stock         Equity

Balance January 1, 1993      $80,000   $63,000  $126,729         $    -    $(426)       $269,303
 Net income                        -         -    35,626              -        -          35,626
 Cash dividend declared            -         -   (11,953)             -        -         (11,953)
------------------------------------------------------------------------------------------------
Balance December 31, 1993     80,000    63,000   150,402              -     (426)        292,976
 Adoption of SFAS 115              -         -         -          1,440        -           1,440
 Net income                        -         -    37,520              -        -          37,520
 Cash dividend declared            -         -   (11,953)             -        -         (11,953)
 Net unrealized loss on
  securities available
  for sale                         -         -         -         (7,211)       -          (7,211)
------------------------------------------------------------------------------------------------
Balance December 31, 1994     80,000    63,000   175,969         (5,771)    (426)        312,772
 Net income                        -         -    41,280              -        -          41,280
 Cash dividend declared            -         -   (13,547)             -        -         (13,547)
 Net unrealized gain on
  securities available
  for sale                         -         -         -          9,815        -           9,815
------------------------------------------------------------------------------------------------
Balance December 31, 1995    $80,000   $63,000  $203,702         $4,044    $(426)       $350,320
================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of National Bancorp of Alaska, Inc. (the Corporation) and its subsidiaries, including its principal subsidiary, National Bank of Alaska (the Bank) and subsidiaries, conform with generally accepted accounting principles and prevailing practices of the banking industry.

CONSOLIDATION: The consolidated financial statements include the accounts of National Bancorp of Alaska, Inc. and subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash and due from banks.

SECURITIES: Investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Management believes it has the ability and intent to hold such securities until maturity. Gains and losses from the sale of investment securities are computed under the specific identification method.

Securities available for sale, which are primarily U.S. Treasury securities, are valued in the aggregate at market with unrealized gains or losses recognized as a component of shareholders' equity. Although the Corporation has the ability to hold such securities, these securities may be sold in response to foreseeable events and conditions related to interest rate changes.

LOANS AND LEASE FINANCING: Loans are carried at their principal amount outstanding. Interest income on loans is accrued and recognized on the principal amount outstanding except for those loans in a nonaccrual status. Interest is accrued on loans past due 90 days or more only when management has ascertained that collection of the interest is assured and imminent. Loans are placed in nonaccrual status, and related accrued interest reversed to income, when principal or interest is in default for 90 days or more, unless a loan is well secured and in the process of collection. Income from nonaccrual loans is recorded only when interest payments are received. The financing method of accounting is used for direct lease contracts receivable. Under this method, income is recognized during the term of the lease in proportion to the unrecovered investment.

LOAN FEES AND COSTS: Loan interest income is adjusted for amortization of deferred loan origination and commitment fees to approximate the level yield method of accounting.

LOANS HELD FOR SALE: Loans held for sale are primarily residential mortgage loans and are valued in the aggregate at the lower of cost or market value.

RESERVE FOR POSSIBLE LOAN LOSSES: Loan losses are accounted for under the reserve method. Losses and recoveries are charged or credited directly to the reserve. The provision for loan losses is charged to operating expense and is based on management's evaluation of the loan portfolio, past loan loss experience, anticipated loan losses, growth in the loan portfolio, and other factors including economic conditions that deserve current recognition in estimating loan losses. For the purpose of computing income tax, the Corporation provides the maximum expense allowable under applicable income tax laws.

TRUST ASSETS: Assets held in a fiduciary or agency capacity by the National Bank of Alaska's Trust Department for its customers are not included in these statements since such items are not assets of the Bank. The cash deposits of the Trust Department held by the Bank in the normal course of business are reported in the applicable deposit category of these statements.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for financial reporting purposes is computed using the straight-line method based upon the estimated useful lives of the assets, ranging from five to 40 years. Maintenance and repairs are charged to current operations, while renewals and betterments are capitalized.

OTHER REAL ESTATE: Other real estate comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These amounts are recorded at the lower of cost or fair value. Any write-down from the cost to fair value required at the time of foreclosure is charged to the reserve for possible loan losses. Subsequent write-downs and gains or losses recognized on the sale of these properties are included in other expense or other income.

MORTGAGE SERVICING RIGHTS: In May of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) 122, "Accounting for Mortgage Servicing Rights," which becomes effective for years beginning after December 15, 1995. This statement eliminates the accounting distinction between purchased mortgage servicing rights and the retained servicing rights associated with mortgage loans originated and sold. An asset will be recognized for mortgage servicing rights based upon the relative fair values of the servicing rights and the loan without the servicing rights. The statement requires that capitalized mortgage servicing rights be evaluated for impairment based on their fair value. Impairment will be recognized through a valuation allowance.

The corporation plans on adopting the new rules prospectively in the first quarter of 1996. Based on the level of recent mortgage activity, adopting this statement is not expected to have a material effect on current financial statements.

INCOME TAXES: A current income tax asset or liability is recognized for estimated taxes payable or refundable on current year tax returns. A deferred tax asset or liability is recognized for future tax effects attributable to temporary differences arising between the amount of taxable income and pretax financial income for the year and the tax bases of assets or liabilities and their reported amounts in the financial statements. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax law. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by the amount of tax benefits that are not expected to be realized.

EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year
(7,968,800 shares).

FAIR VALUE OF FINANCIAL INSTRUMENTS: A table of fair value of financial instruments are included in note 13. The following methods and assumptions were used to estimate fair value disclosures as defined under SFAS 107, "Disclosures about Fair Value of Financial Instruments":

Cash and cash equivalents, federal funds sold and securities purchased under agreement to resell: The carrying amounts reported in the balance sheet represent their fair values.

Interest-bearing balances with banks: The carrying amounts of investments with maturities less than 90 days represent their fair value. For short-term investments with maturities longer than 90 days, fair values are based on quoted market prices.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently, fair values are based on carrying amounts. An estimate of the fair value of the remaining portfolio is based on discounted cash flow analyses applied to pools of similar loans, using weighted average coupon rate, weighted average maturity, and interest rates currently being offered for similar loans. Fair value for nonaccrual loans are based on the value of the collateral or the present value of the expected cash flow related to the loans.

Loan commitments and letters of credit: Fair values for loan commitments and guarantees are based on the current fees charged for similar contracts to customers with similar characteristics.

Loans held for sale: Fair value of residential mortgages with commitments to sell within 90 days are based upon the amounts receivable under the commitments. Fair value for other mortgages are based on the value of loans with similar characteristics.

Deposit liabilities: The fair values of demand, NOW, savings, and money market savings deposits, as defined in SFAS 107, are equal to the carrying amount at the reporting date. The carrying amount for variable rate time deposits approximate their fair value. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies currently offered interest rates to a schedule of aggregate expected monthly maturities of time deposits.

Short-term borrowing: For federal funds purchased, securities sold under agreement to repurchase and other purchased funds with maturities less than 90 days, the carrying amount represents their fair value. For securities sold under agreement to repurchase with maturities longer than 90 days, fair values are estimated using a discounted cash flow calculation using current interest rates for similar borrowings.

RECLASSIFICATIONS: Certain prior year balances have been reclassified to conform to the current year presentation.


2. RESTRICTIONS ON CASH AND DUE FROM BANKS
The Bank is required to meet statutory reserve requirements. In part, the Bank meets these requirements by maintaining balances in a noninterest bearing account at a Federal Reserve Bank. During 1995, the average balance in this account totaled $12,490,000.

3. SECURITIES
The following table shows the major components of the securities portfolio, the maturity distribution of debt securities and a comparison of book and market value.

December 31, 1995                   Amortized Unrealized Unrealized    Market
(in thousands)                           cost      Gains     Losses     Value
U.S. agencies and corporations       $303,304     $3,111   $(1,027)  $305,388
State and political subdivisions        9,008         43        (3)     9,048
Corporate notes                        89,925      2,143      (351)    91,717
Mortgage and asset backed securities  138,498      1,863      (845)   139,516
Other securities                       12,666          -         -     12,666
-----------------------------------------------------------------------------
  Total                              $553,401     $7,160   $(2,226)  $558,335
=============================================================================

Securities available for sale
December 31 1995                    Amortized Unrealized Unrealized    Market
(in thousands)                           cost      Gains     Losses     Value
U.S. Treasury                        $198,793     $6,008     $   -   $204,801
U.S agencies and corporations          45,211        787         -     45,998
Other securities                       22,591        719      (718)    22,592
-----------------------------------------------------------------------------
  Total                              $266,595     $7,514     $(718)  $273,391
=============================================================================

December 31, 1994                   Amortized Unrealized Unrealized    Market
(in thousands)                           Cost      Gains     Losses     Value
U.S. agencies and corporations       $345,319       $ 82  $(15,352)  $330,049
State and political subdivisions       20,239          -      (154)    20,085
Corporate notes                        43,323          -      (693)    42,630
Mortgage and asset backed securities  157,781        149    (6,699)   151,231
Other securities                       12,070          -         -     12,070
-----------------------------------------------------------------------------
  Total                              $578,732      $ 231  $(22,898)  $556,065
=============================================================================

Securities available for sale
December 31 1994                    Amortized Unrealized Unrealized    Market
(in thousands)                           Cost      Gains     Losses     Value
U.S. Treasury                        $263,014       $  -   $(8,425)  $254,589
Other securities                       20,408         43    (1,317)    19,134
-----------------------------------------------------------------------------
  Total                              $283,422       $ 43   $(9,742)  $273,723
=============================================================================

Maturities Distribution of
 Debt Securities                  Investment Securities   Available for Sale
December 31, 1995                  Amortized     Market  Amortized    Market
(in thousands)                          Cost      Value       Cost     Value
Due in 1 year or less               $110,207   $109,698   $ 54,946  $ 55,302
Due after 1 year through 5 years     422,468    427,818    189,058   195,497
Due after 5 years through 10 years     6,695      6,849          -         -
Due after 10 years                     1,365      1,304          -         -
----------------------------------------------------------------------------
  Total                             $540,735   $545,669   $244,004  $250,799
============================================================================

Maturities of mortgage and asset backed securities are classified based on their anticipated repayment schedules. Actual repayments may vary due to prepayment of the underlying loans.

The Corporation pledged $412,081,000 of its U.S. Treasury and U.S. agencies and corporations securities and $2,010,000 of its state and political subdivisions securities as of December 31, 1995, to secure public deposits, trust funds, securities sold under repurchase agreements and for other purposes. The Corporation does not have a trading security portfolio.

4. LOANS AND LEASE FINANCING
The Bank grants commercial, real estate and consumer loans to customers throughout the state. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

The following table represents an analysis of the loans and lease financing portfolio at December 31:

(in thousands)                            1995          1994
Commercial and industrial             $ 470,480     $ 439,866
Real estate construction                 24,999        21,845
Real estate long-term                   423,872       415,017
Installment                             331,531       271,294
Nontaxable                               64,356        68,049
Lease financing                          11,602        10,093
-------------------------------------------------------------
  Loans and Lease Financing          $1,326,840    $1,226,164
=============================================================

The carrying amount and fair value of the loan portfolio, excluding leases, consists of the following at December 31:

                                     1995                       1994
                              Carrying        Fair        Carrying        Fair
(in thousands)                 Amount       Value          Amount       Value
Commercial and industrial   $  470,480  $  474,431      $  439,866  $  437,112
Real estate construction        24,999      24,966          21,845      19,894
Real estate long-term          423,872     422,841         415,017     406,711
Installment                    331,531     330,326         271,294     272,736
Nontaxable                      64,356      64,119          68,049      64,058
------------------------------------------------------------------------------
  Loans                     $1,315,238  $1,316,683      $1,216,071  $1,200,511
==============================================================================


5. RESERVE FOR POSSIBLE LOAN LOSSES
The following is a reconciliation of the loan loss reserve for the year-ended December 31:

(in thousands)                              1995      1994      1993
Balance at beginning of year              $19,226   $17,408   $21,338
Loans charged off                          (4,544)   (2,884)  (14,304)
Recoveries of loans charged off             9,947     2,502     2,674
Net charge offs                             5,403      (382)  (11,630)
Provision charged to operating expense     (3,100)    2,200     7,700
---------------------------------------------------------------------
  Balance at End of Year                  $21,529   $19,226   $17,408
=====================================================================

Effective January 1, 1995, the Corporation prospectively adopted SFAS
114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118. These statements address the accounting and measurement of the impairment of certain loans when it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreements. Impairment is measured using the fair value of collateral or the present value of future cash flows. Impairment is recognized when the value is less than the recorded investment in the loan by establishing an allowance for impaired loan losses with a charge to the provision for loan losses.

The total investment in impaired loans was $2,073,000 at December 31, 1995. Interest income on impaired loans is recorded on the cash basis and totaled $3,440,000 for 1995. The average balance of impaired loans was $3,434,000 for 1995. It has been determined that an allocation of the reserve for loan losses to impaired loans in accordance with SFAS 114 is not required.

6. PREMISES AND EQUIPMENT
The following table summarizes the components of premises and equipment at December 31:

(in thousands)                             1995         1994
Buildings                                $64,284      $61,059
Land                                      13,796       12,390
Leasehold improvements                     4,656        4,295
Equipment, furniture and fixtures         38,519       35,271
-------------------------------------------------------------
  Total Cost                             121,255      113,015
Less accumulated depreciation            (59,038)     (54,774)
-------------------------------------------------------------
  Net Book Value                         $62,217      $58,241
=============================================================

Depreciation expense was $5,535,000 in 1995, $5,132,000 in 1994, and $5,074,000 in 1993.


7. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Information related to the Corporation's securities sold under agreement to repurchase at December 31, 1995, is segregated below by due date and by the type of securities sold:
                                         Less
                              Than      30-90      After
(in thousands)             Overnight   30 Days      Days   90 Days     Total
U.S. Treasury
   Carrying value           $ 58,064   $ 4,446   $ 7,484   $11,971  $ 81,965
   Market value               60,274     4,537     7,709    12,225    84,745
   Repurchase agreements      57,986     4,357     7,384    11,701    81,428
   Interest rate               4.64%     5.18%     5.36%     5.29%     4.83%
----------------------------------------------------------------------------
U.S government agencies
  and corporations:
   Carrying value           $153,628   $13,712   $19,233   $18,924  $205,497
   Market value              155,062    13,754    19,335    18,965   207,116
   Repurchase agreements     151,020    13,397    18,769    18,433   201,619
   Interest rate               4.54%     5.27%     5.45%     5.00%     4.72%
----------------------------------------------------------------------------
Total
   Carrying value           $211,692   $18,158   $26,717  $30,895   $287,462
   Market value              215,336    18,291    27,044   31,190    291,861
   Repurchase agreements     209,006    17,754    26,153   30,134    283,047
   Interest rate               4.57%     5.24%     5.42%    5.12%      4.75%
----------------------------------------------------------------------------
Carrying value and market value of the securities include accrued interest.


8. SHAREHOLDERS' EQUITY
DIVIDENDS: The Corporation declared cash dividends of $1.70 per share in 1995.

RESTRICTIONS ON DIVIDENDS OR LOANS: Under Federal banking law, dividends declared by the Bank in any calendar year may not, without approval of the Comptroller of the Currency, exceed net income (as defined) for the year combined with its retained net income for the two preceding years
The Bank may declare dividends in 1996 up to $1,834,000 plus 1996 net profits to the date of dividend declaration without receiving such approval. The Bank is also required to maintain minimum amounts of Capital to total risk weighted assets, as defined by the banking regulators. At December 31, the Bank is required to have minimum Tier 1 and Total capital ratios of 4.00% and 8.00%, respectively. The Bank's actual ratios at that date were 13.53% and 14.73%, respectively. The Bank's leverage ratio at December 31, 1995, was 10.01%.

Under Federal Reserve regulation, the Bank also is limited as to the amount it may loan to its affiliates, including the Corporation, unless such loans are collateralized by specified obligations.

9. OPERATING LEASES
The Corporation, under various noncancelable agreements, leases certain real and personal properties with terms ranging from one to ten years. Most leases contain renewal options and some contain provisions for increased rentals under certain conditions. Future minimum payments under noncancelable operating leases with terms in excess of one year as of December 31, 1995, are as follows:

                                      Minimum Lease
(in thousands)                           Payments
1995                                      $2,444
1996                                       1,703
1997                                       1,045
1998                                         770
1999                                         666
Later Years                                2,576
------------------------------------------------
 Total Minimum Lease Payments             $9,204
================================================

Rental expense for all operating leases was $3,316,000, $3,220,000, and $3,544,000 for the years ended 1995, 1994 and 1993, respectively.


10. COMMITMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Corporation offers certain financial products to its customers, including commitments for the extension of credit, letters of credit, and guarantees, which are properly not reflected in the financial statements. The exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of those instruments. The Corporation had outstanding standby letters of credit totaling $9,768,000 at December 31, 1995 and $8,535,000 at December 31, 1994. Commitments for loans and investments approximated $364,069,000 at December 31, 1995 and $370,949,000 at December 31, 1994. At December 31, 1995, the fair value of commitments for loans and letters of credit is represented by a liability of $5,104,000, approximating the current fees charged for similar contracts to customers with similar characteristics. The fair value at December 31, 1994 was $5,411,000. There are no recourse obligations regarding the servicing of loans.

The Corporation uses the same loan credit and collateral policies in making commitments and conditional obligations as it does for other lending operations. The Corporation has a diversified loan portfolio with no concentrations of credit risk by industry deemed significant. Most of the lending activity is with customers located within the state.

The Corporation from time to time may be a defendant in legal proceedings related to the conduct of its businesses. In the opinion of management after consultation with legal counsel, the financial position of the Corporation will not be affected materially by the outcome of any current legal proceedings.


11. RELATED PARTY TRANSACTIONS
In the ordinary course of business, executive officers and directors of the Corporation and companies in which certain directors are principal owners, were loan customers of, and had other transactions with the Corporation and its subsidiaries. The aggregate indebtedness to the Corporation and its subsidiaries of these parties approximated $43,028,000 and $28,750,000 at December 31, 1995 and 1994, respectively. During 1995, $82,771,000 of new loans were made and repayments totaled $68,479,000 exclusive of changes in directors. It is the policy of the Corporation and its subsidiaries that such loans be made on substantially the same terms as those prevailing at the time for comparable loans to other parties

12. EMPLOYEE BENEFIT PLANS
The Corporation has a noncontributory, qualified profit sharing plan for its salaried employees. Contributions to the plan are based on bank performance and approved by the Board of Directors. Contributions to the plan charged to operations were $4,954,000 in 1995, $4,502,000 in 1994, and $4,275,000 in 1993. The plan provides a voluntary deferred compensation program, which permits participants to defer up to 15% of their salaries if the Corporation has net profits for the year or accumulated net profits, it will provide a matching contribution of 50% of each participant's deferral, limited to 3% of the participant's total salary. The employee's deferred salary account, which is immediately vested and nonforfeitable at all times, is generally distributable in the same manner as other benefits under this plan.

The Corporation currently offers continued enrollment in the medical insurance program to qualified retiring employees and directors. This postretirement benefit becomes available to participants in the medical: insurance program if they meet minimum age and service requirements and if they agree to contribute a portion of the cost. Postretirement benefits accrue during the years of service prior to the vestment of the benefits. The Corporation has the right to modify or terminate these benefits for current and future retirees at any time.

The actuarial and recorded liabilities, none of which are funded, and components of periodic cost for these postretirement benefits at December 31 are in the following table.

(in thousands)                      1995      1994      1993
Accumulated Benefit Obligation
  Actives - fully eligible         $ 172     $ 161     $ 212
  Actives - other                  1,170     1,095     1,100
  Retirees                         1,824     1,706     1,641
------------------------------------------------------------
  Total                          $ 3,166   $ 2,962   $ 2,953
------------------------------------------------------------
  Unrecognized Transition
   Obligation                    $(2,058)  $(2,187)  $(2,316)
  Unrecognized Net
   Gain (Loss)                       602       643       426
------------------------------------------------------------
  Accrued Postretirement
  Benefit Cost                   $ 1,710   $ 1,418   $ 1,063
------------------------------------------------------------
Net Periodic Cost:
  Service Cost                     $ 105     $ 110     $ 146
  Interest Cost                      248       216       343
  Amortization of unrecognized
     transition obligation          129       129       176
  Amortizations of net gain/loss    (34)      (16)        -
-----------------------------------------------------------
  Total Expense                   $ 448     $ 439     $ 665
-----------------------------------------------------------

The accumulated benefit obligation was determined using a discount rate of 8.0% in 1994 and 1995 and 7.5% in 1993 and an assumed health care cost trend rate of 8.0% for 1994 and 1995 and 8.5% for 1993, decreasing uniformly to 6% after eight years in 1994 and 1995 and nine years in 1993.

The effect on the present value of a one percent increase in the health care cost trend rate, would result in an increase of $533,000 in the obligation and a corresponding increase of $67,000 in the 1995 aggregate service and interest components of expense.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table summarizes carrying amounts and fair values of financial instruments at December 31:

                                            1995                   1994
                                   Carrying        Fair   Carrying       Fair
(in thousands)                       Amount       Value     Amount      Value

Cash and due from banks          $ 149,307   $ 149,307  $ 134,379  $ 134,379
Interest-bearing balances
  with banks                         1,293       1,293        195        195
Federal funds sold                       -           -     10,000     10,000
Investment securities              553,401     558,335    578,732    556,065
Securities available for sale      273,391     273,391    273,723    273,723
Loans(excluding lease financing) 1,315,238   1,316,683  1,216,071  1,200,511
Loans held for sale                 33,099      33,269     19,627     19,627

Demand deposits                  $ 539,714   $ 539,714  $ 522,285  $ 522,285
NOW                                148,896     148,896    163,088    163,088
Savings                            303,432     303,432    304,164    304,164
Money market savings               291,325     291,325    326,386    326,386
Time                               457,114     459,367    431,698    431,306
Federal funds purchased             42,812      42,812      1,757      1,757
Securities sold under agreement
  to repurchase                    283,047     283,142    258,226    258,188
Other purchased funds                1,681       1,681      1,703      1,703

Methods and assumptions used to determine fair values of financial instruments are included in footnote 1. Additional detail on fair value of securities is included in footnote 3. Additional detail on fair value of loans is included in footnote 4

14. INCOME TAXES
The provision for income taxes, including the tax effect on securities transactions for the year-ended December 31, is derived as follows:

(in thousands)                            1995      1994      1993
Current tax expense
Federal income taxes                    $17,626   $16,014   $15,727
State income taxes                        4,169     3,706     3,564
-------------------------------------------------------------------
  Total Current Tax Expense              21,795    19,720    19,291
Deferred tax expense (credit)              (124)      497      (851)
-------------------------------------------------------------------
  Total                                 $21,671   $20,217   $18,440
===================================================================

Applicable to operating income          $22,987   $20,144   $17,957
Applicable to securities transactions    (1,316)       73       483
-------------------------------------------------------------------
  Total                                 $21,671   $20,217   $18,440
===================================================================

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

                                           1995      1994      1993
(in thousands)                           Percent   Percent   Percent
Statutory federal income tax rate         35.0%     35.0%     35.0%
Tax-exempt interest income                (3.3)     (3.1)     (3.7)
State income tax, net of
   federal tax benefit                     4.3       4.3       4.3
Other                                     (1.7)     (1.2)     (1.5)
------------------------------------------------------------------
  Total Provision For Income Taxes        34.3%     35.0%     34.1%
==================================================================

Income tax payments made during the calendar years of 1995, 1994 and 1993 were $21,129,000, $17,381,000, and $22,586,000, respectively.

The Corporation had net deferred tax assets of $4,625,000 at December 31, 1995, and $11,181,000 at December 31, 1994. Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

                                       1995                  1994
                                   Deferred Tax          Deferred Tax
(in thousands)                    Assets  Liabilities    Assets  Liabilities
Provision for loan losses        $ 9,324    $    -      $ 8,363   $    -
Alaska state income tax            1,442         -        1,611        -
Other real estate owned              615         -          718        -
Depreciation and amortization          -     2,853            -    2,613
Unrealized security gains/losses       -     2,752        3,928        -
Other                              2,193     1,731        3,066    2,279
------------------------------------------------------------------------
  Subtotal                        13,574     7,336       17,686    4,892
  Valuation Allowance             (1,613)        -       (1,613)       -
------------------------------------------------------------------------
  Total deferred taxes           $11,961    $7,336      $16,073   $4,892
========================================================================

The Corporation has established a valuation allowance of $1,613,000 against deferred tax assets, and it has not changed materially during the year. In order for the net deferred tax assets to be fully realized, it would require sufficient taxable income of the appropriate character.

15. NATIONAL BANCORP OF ALASKA, INC. (PARENT COMPANY ONLY)
    FINANCIAL INFORMATION

STATEMENTS OF INCOME

Year-Ended December 31 (in thousands)             1995      1994      1993
Income:
  Dividends from National Bank of Alaska        $33,200   $31,200   $28,800
  Interest on balances with banks                 1,089       442       204
  Dividends from securities                       1,527     1,637       873
  Interest on loans                               1,424     1,336     1,019
  Securities transactions                           127      (118)      478
  Other                                             120         -         -
---------------------------------------------------------------------------
    Total Income                                 37,487    34,497    31,374

Expenses                                            699       719       316
---------------------------------------------------------------------------
    Income before income taxes and equity in
     undistributed net income of subsidiaries    36,788    33,778    31,058
    Applicable income taxes                         444        46       260
---------------------------------------------------------------------------
                                                 36,344    33,732    30,798
    Equity in undistributed net income
     of subsidiaries                              4,936     3,788     4,828
---------------------------------------------------------------------------
    Net Income                                  $41,280   $37,520   $35,626
===========================================================================


STATEMENTS OF CONDITION

December 31 (in thousands)                               1995       1994
Assets:
  Interest-bearing balances with banks                 $ 34,512  $ 29,937
  Loans                                                  24,248    19,626
  Securities                                             22,592    19,134
  Investment in subsidiaries                            249,503   235,511
  Limited partnerships                                   23,229     9,412
  Other assets                                              507     1,279
-------------------------------------------------------------------------
    Total Assets                                       $354,591  $314,899
=========================================================================

Liabilities and Shareholders' Equity:
  Dividends payable                                    $  3,984  $  1,992
  Other liabilities                                         287       135
-------------------------------------------------------------------------
    Total Liabilities                                     4,271     2,127

    Total Shareholders' Equity                          350,320   312,772
-------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity         $354,591  $314,899
=========================================================================

STATEMENTS OF CASH FLOWS

Year-Ended December 31 (in thousands)              1995      1994      1993
  Operating Activities
  Net Income                                    $41,280   $37,520   $35,626
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Undistributed net income from subsidiaries   (4,936)   (3,788)   (4,828)
    (Gains) losses on securities transactions      (127)      118      (478)
    Decrease (increase) in receivables              257       398      (915)
    Increase (decrease) in other liabilities        152       (30)       83
---------------------------------------------------------------------------
      Net Cash Provided by Operating Activities  36,626    34,218    29,488

Investing Activities
  Net increase in balances with banks            (4,575)  (l9,747)   (1,703)
  Net decrease (increase) in lending activity    (4,621)    1,329    (6,550)
  Investment in subsidiary                            _    (2,349)        -
  Proceeds from sales of assets                   4,320    30,260     7,140
  Purchase of limited partnerships              (18,010)   (2,366)   (2,001)
  Purchases of assets                            (2,185)  (29,392)  (14,421)
---------------------------------------------------------------------------
      Net Cash Used in Investing Activities     (25,071)  (22,265)  (17,535)

Financing Activities
  Cash dividends                                (11,555)  (11,953)  (11,953)
---------------------------------------------------------------------------
      Increase (decrease) in cash                     -         -         -

  Cash at beginning of year                           -         -         -
---------------------------------------------------------------------------
      Cash at End of Year                       $     -   $     -   $     -
===========================================================================

REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

Board of Directors
National Bancorp of Alaska, Inc.

       We have audited the accompanying balance sheets of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP

Anchorage, Alaska
January 22, 1996

           MANAGEMENT DISCUSSION & ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS


HIGHLIGHTS
Net income for 1995 was $41,280,000 or 10% higher than 1994 net income of $37,520,000. The increase in earnings was due to an increase in net interest income after the provision for loan loss recoveries to $123,647,000, or $12,376,000 over 1994.

Return on average assets was 1.70% in 1995 compared to 1.66% in 1994. Return on average equity in 1995 was 12.41% and 12.25% in 1994. The ratio of equity to total assets at December 31, 1995 was 14.29% compared to 13 34% at the end of 1994.


NET INTEREST INCOME
The most significant component of the Corporation's net income is net interest income which is the difference between interest income earned on assets and interest expense on liabilities.

In 1995, fully taxable net interest income increased $7,303,000 over 1994. The net interest margin decreased from 5.78% in 1994 to 5 70% in 1995.

Two factors influenced a $26,876,000 growth in interest income in 1995. First, loans averaged $59,443,000 higher than 1994. Loan growth was primarily in the consumer and commercial categories. Second, securities available for sale were sold and reinvested in the first quarter of 1995 resulting in an increase in the overall yield from 6.11% in 1994 to 6.81% in 1995.

Interest rates continued to climb in the first part of 1995. The yield on average earning assets increased to 8.84% compared to 8.20% in 1994. Interest expense increased by $19,573,000 as the demand for time deposits and repurchase agreements increased due to higher rates. The cost of interest bearing liabilities increased to 4 42% in 1995 compared to 3.45% in 1994.

In 1994, fully taxable net interest income increased $414,000 over 1993. The net interest margin decreased from 5.88% in 1993 to 5.78% in 1994.

Although there was little change in net interest income there were several significant factors underlying the results. Interest rates, which had reached historical low levels began to rise during 1994. The rate increase curtailed mortgage refinancing activities and resulted in a decline in loans held for sale and related fee income. Interest bearing deposits increased by 12% during the year helping to fund increases in consumer, commercial and portfolio real estate lending.

The increase in interest income was provided from greater loan demand as the average balance in loans, including loans held for sale, increased by 9% or $105,516,000 over 1993. The yield on earning assets increased from 8.05% in 1993 to 8.20% in 1994 as interest rates rose. Interest expense increased $5,916,000 from 1993 to 1994 as the average rate paid to interest bearing liabilities increased from 3.01% to 3.45%.

Table 1 - Analysis of Net Interest Income
(in thousands)                         1995        1994       1993       1992       1991

Interest income *                 $ 189,256   $ 162,607  $ 156,040  $ 150,699  $ 168,680
Interest expense                     68,709      49,136     43,220     49,936     74,941
----------------------------------------------------------------------------------------
Net interest income                 120,547     113,471    112,820    100,763     93,739
Tax equivalent adjustment to
  interest income *                   4,489       4,262      4,499      4,574      5,512
----------------------------------------------------------------------------------------
Net interest income
  (fully taxable equivalent)        125,036     117,733    117,319    105,337     99,251

Average earning assets           $2,192,711  $2,035,844 $1,994,445 $1,848,974 $1,782,043
----------------------------------------------------------------------------------------
Net Interest Margin                   5.70%       5.78%      5.88%      5.70%      5.57%
----------------------------------------------------------------------------------------

* Interest income includes loan fees of $6,095,000 in 1995, $8,429,000 in 1994, $10,850,000 in 1993, $6,841,000 in 1992, and $4,814,000 in 1991.
The adjustment to convert nontaxable income to fully taxable equivalent basis is based on a marginal income tax rate of 40.5% in 1995 through 1993 and 39.5% in 1992 and 1991.

NONINTEREST INCOME
Noninterest income decreased 4% from 1994 to $33,992,000 in 1995.
Losses on security transactions of $3,832,000 and a decrease in gains on loan sales to $405,000 lead to the decrease. Service charges on deposit accounts increased $1,146,000 and credit card service fees increased $688,000.

Noninterest income in 1994 was 8% or $2,979,000 less than 1993. The two largest items were the decline in gains on sales of securities and loans, which combined made up $1,845,000 of the decrease from 1993.
Both of these are related to the increase in interest rates which halted the mortgage refinance activity and resulted in price depreciation in the bond market. Mortgage servicing fees increased 3% to $7,574,000 as the Corporation increased its share of the state's mortgage servicing market. Table 2 - Analysis of Noninterest Income

                                           Increase           Increase
                                           (Decrease)        (Decrease)
(in thousands)                       1995       %      1994       %      1993

Trust department income            $ 2,114     5 %   $ 2,013     5 %   $ 1,916
Service charges on deposit accounts 11,867    11      10,721     1      10,582
Mortgage servicing fees              7,936     5       7,574     3       7,353
Credit card service fees             5,849    13       5,161    (1)      5,217
Securities transactions             (3,832)  N/A         209   (85)      1,416
Net gain on loan sales                 405   (75)      1,634   (28)      2,272
Other                                9,653    17       8,226   (16)      9,761
-------------------------------------------------------------------------------
  Total Noninterest Income         $33,992    (4)%   $35,538    (8)%   $38,517
==============================================================================

NONINTEREST EXPENSE
Noninterest expense for 1995 increased $5,616,000 or 6% over 1994. Computer programming and processing expense increased to $7,050,000 for 1995 due to a one-time charge of $3,140,000 associated with executing a multi-year contract with M&l Data Services to provide computer processing services. FDIC insurance premiums were lowered during 1995, resulting in a reduction of $1,538,000 in expense from 1994.

Noninterest expense decreased 1% or $499,000 from 1993. Salaries increased by 2% or $616,000 from 1993. Reductions were achieved in furniture and equipment expense of 9%, stationery and supplies of 7% and employee benefits of 2%. Changes to communication and software systems increased cost by 12% in both the telecommunications and computer program and processing categories.

Table 3 - Analysis of Noninterest Expense

                                           Increase           Increase
                                           (Decrease)        (Decrease)
(In thousands)                       1995       %      1994       %      1993

Salaries                           $36,802    (1)%   $37,167     2 %   $36,551
Profit sharing and other
  employee benefits                 10,415    (1)     10,566    (2)     10,774
Net occupancy expense of
  bank premises                      7,135     1       7,038     3       6,803
Furniture and equipment expense      8,267     6       7,764    (9)      8,535
Stationery/printing                  2,676    14       2,357    (7)      2,543
Telecommunications                   2,469    16       2,127    12       1,897
Computer program and processing      7,050   103       3,479    12       3,098
FDIC insurance premium               1,958   (44)      3,496     6       3,311
Other                               17,916    19      15,078    (6)     16,059
------------------------------------------------------------------------------
  Total Noninterest Expense        $94,688     6 %   $89,072    (1)%   $89,571
==============================================================================

INVESTMENT SECURITIES, SECURITIES AVAILABLE FOR SALE AND SHORT-TERM
INVESTMENTS
In 1995, investment securities decreased 4% or $25,331,000 from the prior year to fund growth in the loan portfolio. Securities issued by the U.S. Treasury, federal agencies and corporations decreased by $42,015,000, corporate notes increased by $46,602,000, and mortgage and asset backed securities decreased $19,283,000 over 1994.

Mortgage and asset backed securities are collateralized with U.S. govern-ment agency and corporate securities, residential mortgage loans or consumer loans. All are investment grade with the majority having Aaa Moody credit rating. These securities are paid down as the underlying collateral is paid

The Corporation prudently manages the security portfolio to provide long term financial stability, growth and profitability. The portfolio consists of high credit quality securities with primarily short and medium term maturities. The Corporation does not maintain a trading portfolio.

SFAS 115, "Accounting for Certain Investments in Debt and Equity
Securities," requires that securities which may be sold for purposes of liquidity or asset/liability management be classified as securities available for sale and carried at market value.

Securities with a cost of $266,595,000 and a market value of $273,391,000 have been classified as securities available for sale, at December 31, 1995. These securities are held for long-term liquidity and by definition may be sold prior to maturity.

In 1994, investment securities increased 15% or $74,463,000 over 1993 from an increase in deposits and a decline in loan demand primarily related to mortgage refinancing activity. U.S. Treasury, federal agencies and corporations securities increased $63,209,000 over 1993.


Table 4 - Investment Portfolio
                                                      Book Value December 31
(in thousands)                                       1995      1994      1993
U.S. Treasury, federal agencies and corporations $303,304  $345,319  $282,110
States and political subdivisions                   9,008    20,239     6,773
Corporate notes                                    89,925    43,323    33,827
Mortgage and asset backed securities              138,498   157,781   148,957
Other securities                                   12,666    12,070    32,602
-----------------------------------------------------------------------------
  Total Investment Portfolio                     $553,401  $578,732  $504,269
=============================================================================


LIQUIDITY AND INTEREST RATE SENSITIVITY
A fundamental objective of management is to ensure that adequate liquidity is maintained to meet cash flow requirements without adverse liquidation of longer term assets. Long-term liquidity is provided from the short-term maturity structure of the security portfolio and continuous receipt of loan payments from bank customers. Other sources of long-term liquidity include a substantial core deposit base and the growth of capital The Corporation has various external sources of short-term liquidity including federal funds lines and repurchase agreement lines for the sale and repurchase of investment securities.

Interest rate sensitivity is related to liquidity because each is affected by the maturity structure of the balance sheet and sources of funds. Interest rate sensitivity, however, is concerned with the timing and the magnitude of repricing assets compared to repricing liabilities in a changing interest rate environment.

The potential for earnings to be affected by changes in interest rates is inherent in a financial institution's business activities. Changing interest rates create exposures to loss as well as opportunities for improving profitability through management of the balance sheet position.

Management monitors the asset and liability position closely. As market and business conditions change, asset and liability positions and pricing structures are adjusted to control the risks associated with interest rate movement and to generate a stable growth In net interest income. Management believes that the Corporation is reasonably well positioned for subsequent interest rate movements.




Securities Portfolio Weighted Average Yield (Fully Taxable Equivalent)
December 31, 1995                     Within 1 Year     1 - 5 Years    5-10 Years     Over 10 Years
(in thousands)                       Amount   Yield    Amount  Yield  Amount  Yield  Amount  Yield
Federal agencies and corporations   $74,571   5.96%  $223,346  6.70%  $5,387  8.33% $     -     -%
State and political subdivisions      4,496   7.15      4,512  7.12        -     -        -     -
Corporate notes                           -      -     89,925  6.63        -     -        -     -
Mortgage and asset backed securities 31,140   6.52    104,685  7.25    1,308 11.73    1,365  6.91
Other securities                          -      -          -     -        -     -   12,666  6.26
Securities available for sale        55,302   6.54    195,497  7.00        -     -   22,592  6.80



Loan Maturity and Interest Sensitivity (Selected Loans)
                                               December 31, 1995
                                                  Maturity

                              Within      1 - 5     Over 5
(in thousands)                1 Year      Years      Years       Total
Commercial and industrial   $218,580   $140,021   $111,879    $470,480
Real estate construction      21,983      3,016          -      24,999
Nontaxable                     3,313     18,503     42,540      64,356
----------------------------------------------------------------------
  Total Selected Loans      $243,876   $161,540   $154,419    $559,835
======================================================================

Predetermined interest rate $ 69,754   $ 84,307   $ 51,393    $205,454
Floating interest rate       174,122     77,233    103,026     354,381
----------------------------------------------------------------------
  Total Selected Loans      $243,876   $161,540   $154,419    $559,835
======================================================================

Maturity Distribution of Time Deposits over $100,000 (In Thousands)

Maturity in:                                  December 31
(in thousands)                              1995        1994
Within 3 months                         $ 79,168    $ 94,008
3 to 6 months                             26,984      29,941
6 to 12 months                            25,973      47,327
Over 12 months                            58,998      20,384
------------------------------------------------------------
  Total Time Deposits over $100,000     $191,123    $191,660
============================================================


LOANS AND LEASE FINANCING
One of the Corporation's most significant business activities is lending.
The Bank grants commercial, real estate and consumer loans to customers throughout the state. The composition of the loan portfolio reflects the Bank's commitment to our customers and an assessment of the associated risks and opportunities of meeting their credit needs. The
Bank's lending policies assure that collateral lending of all types is approached conservatively and is consistent with safe and sound standards.
Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

Net Loans and Leases were $1,326,840,000 at December 31, 1995, an increase of 8% or $100,676,000 from December 31, 1994 Installment loans increased by $60,237,000 or 22% over the prior year from continued demand in consumer lending. Commercial and industrial loans increased by $30,614,000 from loans throughout the statewide branch system. Nontaxable loans decreased by 5% from 1994 while other loan categories experienced moderate growth during the year.

The bank had no debt outstanding to developing countries at December 31, 1995.

At December 31, 1994, net loans and leases were $1,226,164,000 an increase of 9% over December 31, 1993. Installment loans increased by 33% or 66,550,000 over the prior year from a continued emphasis on consumer lending. The long term real estate portfolio grew by $34,777,000 or 9% over 1993 with growth in consumer lending secured by real estate. The commercial loan portfolio posted a 3% increase or $14,679,000 largely due to small business loans. The construction, nontaxable and lease financing categories ended with lower balances than the previous year end.

Loans held for sale increased to $33,099,000 at December 31, 1995 from $19,627,000 at December 31, 1994. The increase is consistent with the declining interest rate environment at the end of 1995.


Table 5 - Loans and Lease Portfolio
                                               December 31
(in thousands)                   1995       1994       1993     1992     1991
Commercial and industrial   $ 470,480  $ 439,866  $ 425,187 $412,419 $408,597
Real estate construction       24,999     21,845     28,971   18,613   37,628
Real estate long-term         423,872    415,017    380,240  244,366  213,228
Installment                   331,531    271,294    204,744  163,796  128,007
Nontaxable                     64,356     68,049     72,719   82,180   77,021
Lease financing                11,602     10,093     10,709    7,628    9,637
-----------------------------------------------------------------------------
  Loan and Lease Financing $1,326,840 $1,226,164 $1,122,570 $928,999 $874,118
=============================================================================
  Loans Held for Sale      $   33,099 $   19,627 $  164,181 $ 67,856 $ 44,571
==============================================================================



NONPERFORMING ASSETS
The quality of the loan portfolio is maintained with an effective loan administration program combined with periodic credit reviews. Manage-ment is actively involved in reviewing and evaluating the credit quality of the loan portfolio. Also, an internal loan review staff conducts periodic examinations of the portfolio's credit quality, documentation and administration. Results of these examinations are reported to the Chairman of the Board and the Audit Committee of the Board of Directors.

A primary measure of the loan quality is the percentage of the loan port folio that is classified as nonperforming. Nonperforming assets are defined as the sum of nonaccrual loans, restructured loans, loans past due 90 days or more and other real estate owned. As shown in Table 6, the ratio of nonperforming assets to total loans and other real estate owned decreased to 0.83% at December 31, 1995, compared to 1.22% at December 31, 1994. Total nonperforming assets decreased $3,956,000 in
1995. The progress is a result of continued active monitoring and management of troubled credits and management's emphasis on the recognition of losses as they are identified, together with a continued stable economy.

A loan is classified as nonaccrual when principal or interest are in default for 90 days or more, unless the loan is well secured and in the process of collection. Accrual of interest is discontinued for nonaccrual loans, and interest previously recorded as earned and not collected is reversed. Interest income on nonaccrual loans which would have been recorded if these loans had been current in accordance with their original terms was $244,000 in 1995 and $476,000 in 1994. Actual interest income recorded for these loans was $51,000 in 1995 and $140,000 in 1994.

Certain loans are restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the respective borrowers. Once a loan is placed in this category, it remains until the terms are no longer more favorable than those of other customers. Interest income on restructured loans which would have been recorded under their original terms was $310,000 in 1995 and $363,000 in 1994. Actual interest income recorded for those loans was $122,000 in 1995 and $225,000 in 1994. At December 31, 1995, the Bank had no commitments to lend additional funds to borrowers with restructured loans.

Table 6

(in thousands)                        1995     1994     1993    1992     1991
Nonaccrual loans
  Commercial and industrial        $   700  $ 1,763  $ 2,687 $ 4,991  $   892
  Real estate construction             166       63      163      65       68
  Real estate long-term              1,162    1,528      687     648    1,146
  Other                                 45        -        -       -       55
-----------------------------------------------------------------------------
    Total                          $ 2,073  $ 3,354  $ 3,537 $ 5,704  $ 2,161
-----------------------------------------------------------------------------

Restructured loans
  Commercial and industrial        $     -  $     -  $   143   $ 144  $ 1,978
  Real estate construction              94      102      116     123        -
  Real estate long-term                242    1,612      103   1,091    7,211
  Non-taxable                            -        -        -       -    1,066
-----------------------------------------------------------------------------
    Total                          $   336  $ 1,714  $   362 $ 1,358  $10,255
-----------------------------------------------------------------------------

Accruing loans past due
   90 days or more                 $ 5,459  $ 5,539  $ 2,098 $ 1,269  $ 1,842
-----------------------------------------------------------------------------
Other real estate owned            $ 3,127  $ 4,344  $11,259 $12,510  $15,213
-----------------------------------------------------------------------------
Total nonperforming assets         $10,995  $14,951  $17,256 $20,841  $29,471
-----------------------------------------------------------------------------
Nonaccrual loans as a percentage
of loans and leases at year-end      0.16%    0.27%    0.32%   0.61%    0.25%

Restructured loans as a percentage
of loans and leases at year-end      0.03%    0.14%    0.03%   0.15%    1.17%

Nonperforming assets as a percentage
of loans and leases and other real
estate owned at year-end             0.83%    1.22%    1.52%   2.21%    3.31%



RESERVE FOR POSSIBLE LOAN LOSSES AND PROVISION FOR LOAN LOSSES
Although the Bank maintains sound credit policies and procedures, credits may deteriorate and are charged off as losses when identified. The reserve for possible loan losses is maintained to absorb potential losses. Management views this reserve as a source of financial strength. The reserve for possible loan losses was $21,529,000 at December 31, 1995. This main-tains a reserve of 1.62% of outstanding loans reflecting management's commitment to maintain an adequate reserve against potential loan losses.

In 1995, $3,100,000 was credited to income for the provision for loan loss. Actual recoveries exceeded loan charge offs by $5,403,000 during 1995 compared to net charge offs of $382,000 in 1994.

Management evaluates the adequacy of the Bank's reserve for possible loan loss on at least a quarterly basis. This evaluation takes into consideration current economic conditions, with particular emphasis on Alaska's economy, historical loss experience, review of portfolio credit quality, and management's monthly evaluation of specific, identified nonperforming loans. Management believes the reserve for possible loan losses is adequate to absorb potential losses and intends to maintain the reserve at a prudent level


Table 7

(in thousands)                    1995        1994       1993     1992    1991
Analysis of Reserve for
  Possible Loan Losses
Balance January 1              $19,226     $17,408    $21,338  $21,284 $19,449
Provision charged to operations (3,100)      2,200      7,700    4,000   3,000
Recoveries on loans
  previously charged off         9,947       2,502      2,674    1,537   1,724
Less loans charged off          (4,544)     (2,884)   (14,304)  (5,483) (2,889)
------------------------------------------------------------------------------
    Balance December 31        $21,529     $19,226    $17,408  $21,338 $21,284
==============================================================================

Composition of Loan Charge
  Off and Recoveries
Loans Charged Off:
  Commercial loans and leases    $ 954       $ 265    $12,064  $ 2,130   $ 639
  Real estate construction         113          50        115    1,401      92
  Real estate long-term            116          86        123      427     855
  Consumer                       2,644       1,804      1,438      968     827
  Visa                             717         679        564      557     461
  Nontaxable                         -           -          -        -      15
------------------------------------------------------------------------------
    Total Charge Offs            4,544       2,884     14,304    5,483   2,889
------------------------------------------------------------------------------
Recoveries:
  Commercial loans and leases    7,643         514        920      514     350
  Real estate construction          16         122        175      151     198
  Real estate long-term            657         495        621      263     478
  Consumer                       1,445       1,204        787      439     541
  Visa                             167         153        155      159     143
  Nontaxable                        19          14         16       11      14
------------------------------------------------------------------------------
    Total Recoveries             9,947       2,502      2,674    1,537   1,724
------------------------------------------------------------------------------
    Net Charge Offs           $ (5,403)      $ 382    $11,630  $ 3,946 $ 1,165
==============================================================================
Loan and Lease Statistics
Average loans and leases    $1,306,685  $1,202,249 $1,052,326 $889,548$879,590
Loans and leases at year-end 1,326,840   1,226,164  1,122,570  928,999 874,118
Reserve for possible loan
losses as a percentage of:
  Average loans and leases       1.65%       1.60%      1.65%    2.40%   2.42%
  Loans and leases at year-end   1.62        1.57       1.55     2.30   2.43
Net charge offs as a
  percentage of:
  Average loans and leases      (0.41)       0.03       1.11     0.44    0.13
  Loans and leases at year-end  (0.41)       0.03       1.04     0.42    0.13



DEPOSITS AND SHORT-TERM BORROWINGS
Total deposits decreased 0.4% or $7,140,000 to $1,740,481,000 at December 31, 1995. Interest rates continued to climb during the early part of 1995 leading to a 6% or $25,416,000 growth in time deposits at December 31, 1995. Other deposit categories including NOW, savings and money market savings decreased $49,985,000 or 6% compared to December 31, 1994. Demand deposits increased 3% or $17,429,000 over 1994.


In 1994, total deposits increased $141,474,000 or 9% from December 31,
1993. Interest bearing accounts experienced the greatest growth as interest rates rose and national stock and bond markets fluctuated. At
December 31, 1994, NOW, savings, and money market savings increased
$89,212,000 or 13% over 1993. Time deposits increased $44,644,000 or
12% from the prior year's balance. Demand deposits increased 1% or $7,618,000 for the same period.

Short-term borrowings include Federal funds purchased and repurchase agreements in the amount of $325,859,000 and other borrowings of $1,681,000 at December 31, 1995.


Table 8 - Deposit Structure
                              Average for Year Ended December 31
(in thousands)           1995       1994       1993       1992       1991
Demand              $ 512,401  $ 506,669  $ 474,226  $ 430,154   $ 403,569
NOW                   150,401    151,276    133,987    120,080     105,351
Savings               296,784    302,566    265,452    229,340     176,919
Money Market Savings  296,735    299,948    265,422    256,095     225,047
Time                  460,613    399,159    404,351    460,398     566,188
--------------------------------------------------------------------------
  Total Deposits   $1,716,934 $1,659,618 $1,543,438 $1,496,067  $1,477,074
==========================================================================

Deposits by Type of Depositor at December 31

(in thousands)              1995        1994       1993       1992       1991
Individuals, partnerships
  and corporations      $1,632,547 $1,630,233 $1,490,039 $1,419,837 $1,400,464
United States government     5,543      6,814      4,466      5,696      5,756
State and political
  subdivisions              86,855     90,270     91,985     92,615     94,470
Other                       15,536     20,304     19,657     18,122     24,300
------------------------------------------------------------------------------
Total                   $1,740,481 $1,747,621 $1,606,147 $1,536,270 $1,524,990
==============================================================================

Time deposits include $100,000 in 1994, $10,140,000 in 1993, $10,238,000 in
1992, and $27,892,000 in 1991 in brokered deposits assumed through bank acquisitions. The Bank did not renew maturing brokered deposits.

Table 9 - Funds Purchased
The following table provides an analysis of funds purchased:
                        Federal Funds Purchased and
                          Securities Sold Under                     Total
                           Agreement to Repurchase                Purchased
Funds
(in thousands)              1995      1994      1993        1995      1994      1993
Balance at December 31   $325,859  $259,983  $283,665    $327,540  $261,686  $284,684
Average for the year      348,261   271,475   363,816     349,622   272,308   365,742
Maximum month-end balance 407,675   291,032   441,561     408,789   291,651   447,859
Average rate for the year*   5.25%     3.72%     2.90%       5.23%     3.72%     2.90%
Average rate at year-end     4.86      4.57      2.71        4.84      4.56      2.72

* The average interest rate is computed by dividing the respective interest expense by the average daily balance.

SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES
The Corporation is a strongly capitalized bank holding company.
Shareholders' equity increased by $37,548,000 from December 31, 1994 to $350,320,000 at December 31, 1995.

The ratio of equity to total assets was 13.71% for 1995 compared to 13.56% for the year 1994. The Corporation's level of capitalization exceeds current and proposed regulatory guidelines. The current quarterly dividend rate is $0.50 per share. In December 1995, the board of directors increased the quarterly cash dividend to $.50 per share as a result of the Corporation's strong earnings.

Table 10 - Analysis of Shareholders' Equity

(in thousands)                       1995     1994     1993     1992     1991
Balance January 1                 $312,772 $292,976 $269,303 $242,050 $217,631
Net income                          41,280   37,520   35,626   34,027   28,403
Cash dividends declared            (13,547) (11,953) (11,953)  (6,774)  (3,984)
Net unrealized gains (losses)
  on securities                      9,815   (5,771)       -        -        -
------------------------------------------------------------------------------
Balance December 31               $350,320 $312,772 $292,976 $269,303 $242,050
==============================================================================
Per Share Statistics
Net income                          $ 5.18   $ 4.71   $ 4.47  $ 4.27    $ 3.56
Cash dividends declared               1.70     1.50     1.50    0.85      0.50
Book value at year-end              $43.96   $39.25   $36.77  $33.79    $30.37

Ratios (Based on Average Balances)
Return on assets                      1.70%    1.66%    1.61%   1.65%     1.42%
Equity to total assets               13.71    13.56    12.83   12.49     11.48
Dividend payout ratio                32.82    31.86    33.56   19.91     14.03
Return on equity                     12.41    12.25    12.52   13.24     12.35
Equity to total deposits             19.38    18.46    18.43   14.43     15.57


THE IMPACT OF INFLATION
The banking industry's exposure to inflation differs from that of most industries. For industrial companies, the interplay between inflationary trends and methods of inventory valuation and depreciation accounting can significantly affect earnings. However, virtually all of a bank's assets and liabilities are monetary in nature. Therefore, while changes in interest rates may significantly impact a bank's earnings, interest rates do not necessarily move in the same direction or with the same magnitude as do the prices of other goods and services.

It is clear that inflationary trends are reflected in the Bank's noninterest expense. Consequently, adjustments to service charge schedules are made from time to time to recover costs where possible. The effect of these adjustments is reflected in noninterest income.

               CONSOLIDATED AVERAGE BALANCE SHEETS/
                INTEREST INCOME AND EXPENSES/RATES

Year-Ended December 31                             1995                           1994
                                               Interest  Average              Interest  Average
                                       Average  Income/   Yield/     Average   Income/   Yield/
(in thousands)                         Balance  Expense     Cost     Balance   Expense     Cost
Assets:
  Interest-bearing balances with
    banks                                $ 645     $ 41    6.36%     $ 2,792     $ 138    4.94%
  Federal funds sold and securities
    purchased under agreement
    to resell                           14,184      806    5.68       40,270     1,745    4.33
  Securities                           842,517   57,353    6.81      716,860    43,806    6.11
  Loans and lease financing*         1,335,365  135,545   10.15    1,275,922   121,180    9.50
----------------------------------------------------------------------------------------------
    Total Earning Assets            $2,192,711 $193,745    8.84%  $2,035,844  $166,869    8.20%
  Reserve for possible loan losses     (20,578)                      (18,557)
  Cash and due from banks              127,299                       130,893
  Bank premises and equipment           61,306                        57,452
  Other assets                          66,445                        54,353
---------------------------------------------------------------------------------------------
    Total Assets                    $2,427,183                    $2,259,985
=============================================================================================

Liabilities and Shareholders' Equity:
  NOW                                $ 150,401  $ 4,245    2.82%   $ 151,276   $ 3,997    2.64%
  Savings deposits                     296,784   10,847    3.65      302,566     9,409    3.11
  Money market savings                 296,735   10,172    3.43      299,948     8,818    2.94
  Time deposits                        460,613   25,149    5.46      399,159    16,790    4.21
----------------------------------------------------------------------------------------------
    Total Interest-Bearing
     Deposits                        1,204,533   50,413    4.19    1,152,949    39,014    3.38

  Federal funds purchased and
   securities sold under agreement
   to repurchase                       348,261   18,273    5.25      271,475    10,100    3.72
  Other purchased funds                  1,361       23    1.69          833        22    2.64
----------------------------------------------------------------------------------------------
    Total Interest-Bearing
     Liabilities                     1,554,155   68,709    4.42    1,425,257    49,136    3.45
  Demand deposits                      512,401                       506,669
  Other liabilities                     27,947                        21,718
----------------------------------------------------------------------------------------------
    Total Liabilities                2,094,503                     1,953,644

  Shareholders' Equity                 332,680                       306,341
----------------------------------------------------------------------------------------------
    Total Liabilities and
     Shareholders' Equity           $2,427,183                    $2,259,985
==============================================================================================
Net Interest Margin                            $125,036    5.70%              $117,733    5.78%
==============================================================================================

The above tables are presented on a fully taxable equivalent basis assuming a 40.5% income tax rate for 1995 through 1993. Income and yield on loans include loan fees. Nonaccrual loans are included in the average balance computations. Changes in net interest income that are not due to volume or rate have been allocated on a prorated basis.

*The average balances include securities available for sale and loans held for sale.

               CONSOLIDATED AVERAGE BALANCE SHEETS/
                INTEREST INCOME AND EXPENSES/RATES (continued)

                                                        1993
                                                    Interest   Average
                                           Average   Income/    Yield/
                                           Balance   Expense      Cost
Assets:
  Interest-bearing balances with
    banks                                  $18,676     $ 630     3.37%
  Federal funds sold and securities
    purchased under agreement
    to resell                               21,373       668     3.13
  Securities                               783,990    48,488     6.18
  Loans and lease financing*             1,170,406   110,753     9.46
---------------------------------------------------------------------
    Total Earning Assets                 $1994,445  $160,539     8.05%
  Reserve for possible loan losses         (21,783)
  Cash and due from banks                  130,496
  Bank premises and equipment               56,183
  Other assets                              57,753
---------------------------------------------------------------------
    Total Assets                        $2,217,094
=====================================================================

Liabilities and Shareholders' Equity:
  NOW                                    $ 133,987   $ 3,285     2.45%
  Savings deposits                         265,452     7,689     2.90
  Money market savings                     265,422     6,489     2.44
  Time deposits                            404,351    15,144     3.75
---------------------------------------------------------------------
    Total Interest-Bearing
     Deposits                            1,069,212    32,607     3.05

  Federal funds purchased and
   securities sold under agreement
   to repurchase                           363,816    10,565     2.90
  Other purchased funds                      1,926        48     2.49
---------------------------------------------------------------------
    Total Interest-Bearing
     Liabilities                         1,434,954    43,220     3.01
  Demand deposits                          474,226
  Other liabilities                         23,436
---------------------------------------------------------------------
    Total Liabilities                    1,932,616

  Shareholders' Equity                     284,478
---------------------------------------------------------------------
    Total Liabilities and
     Shareholders' Equity               $2,217,094
=====================================================================
Net Interest Margin                                 $117,319     5.88%
=====================================================================


          ANALYSIS OF CHANGES IN NET INTEREST MARGIN
                                          1995 vs. 1994                1994 vs 1993

                                       Due to  Due to    Total     Due to   Due to    Total
                                         Rate  Volume   Change       Rate   Volume   Change
Assets:
  Interest-bearing balances with
    banks                                $ 31  $ (128)   $ (97)     $ 205   $ (697)  $ (492)
  Federal funds sold and securities
    purchased under agreement
    to resell                             429  (1,368)    (939)       328      749    1,077
  Securities                            5,338   8,209   13,547       (574)  (4,108)  (4,682)
  Loans and lease financing*            8,563   5,802   14,365        407   10,020   10,427
-------------------------------------------------------------------------------------------
    Total Earning Assets              $14,361 $12,515  $26,876      $ 366   $5,964   $6,330
  Reserve for possible loan losses
  Cash and due from banks
  Bank premises and equipment
  Other assets
    Total Assets

Liabilities and Shareholders' Equity:
  NOW                                   $ 271   $ (23)   $ 248      $ 268    $ 444    $ 712
  Savings deposits                      1,621    (183)   1,438        593    1,127    1,720
  Money market savings                  1,449     (95)   1,354      1,418      911    2,329
  Time deposits                         5,512   2,847    8,359      1,843     (197)   1,646
-------------------------------------------------------------------------------------------
    Total Interest-Bearing
     Deposits                           8,853   2,546   11,399      4,122    2,285    6,407

  Federal funds purchased and
   securities sold under agreement
   to repurchase                        4,838   3,335    8,173      2,574   (3,039)    (465)
  Other purchased funds                   (10)     11        1          3      (29)     (26)
-------------------------------------------------------------------------------------------
    Total Interest-Bearing
     Liabilities                       13,681   5,892   19,573      6,699     (783)   5,916
  Demand deposits
  Other liabilities
    Total Liabilities

  Shareholders' Equity
    Total Liabilities and
     Shareholders' Equity
-------------------------------------------------------------------------------------------
Net Interest Margin                     $ 680  $6,623   $7,303    $(6,333)  $6,747    $ 414
===========================================================================================

                     QUARTERLY FINANCIAL DATA


(in thousands except                           1995
  per share amounts)            First    Second     Third    Fourth
Total interest income         $44,653   $47,687   $48,182   $48,734
Total interest expense         16,838    18,009    16,986    16,876
Net interest income            27,815    29,678    31,196    31,858
Provision for loan losses      (3,300)      600       600    (1,000)
Securities transactions        (3,947)        -       115         -
Other income                    8,694     9,389     9,730    10,011
Other expense                  22,861    23,524    22,288    26,015
-------------------------------------------------------------------
Income before taxes            13,001    14,943    18,153    16,854
Applicable income taxes         4,358     5,041     6,402     5,870
-------------------------------------------------------------------
  Net Income                  $ 8,643   $ 9,902   $11,751   $10,984
===================================================================
Net Income Per Share            $1.08     $1.24     $1.47     $1.39
===================================================================

(in thousands except                           1994
  per share amounts)            First    Second     Third    Fourth
Total interest income         $38,227   $39,024   $41,245   $44,111
Total interest expense         10,279    11,177    12,847    14,833
Net interest income            27,948    27,847    28,398    29,278
Provision for loan losses         600       600       600       400
Securities transactions         1,177      (664)     (231)      (73)
Other income                    8,373     9,367     9,100     8,489
Other expense                  22,464    22,352    22,321    21,935
-------------------------------------------------------------------
Income before taxes            14,434    13,598    14,346    15,359
Applicable income taxes         5,119     4,708     5,085     5,305
-------------------------------------------------------------------
  Net Income                  $ 9,315   $ 8,890   $ 9,261   $10,054
===================================================================
Net Income Per Share            $1.17     $1.11     $1.17     $1.26
===================================================================

MARKET FOR COMMON STOCK (BID QUOTATIONS)

                         First    Second     Third    Fourth
1995
High                        51        52        64        66
Low                         49        49        52        62

1994
High                        56        56        56        52
Low                         50        49        50        49

Cash Dividend Declared
Per Share
1995                      0 40      0.40      0.40      0 50
1994                      0 25      0 25      0.75      0.25


The above schedule shows the high and low bid quotations of the Corporation's stock as reported by the National Association of Securities Dealers Automated Quotations System (NASDAQ).
National Bancorp of Alaska, Inc.'s common stock is traded in the over-the-counter market.