Form 10-K, Exhibit 13
period 1996-12-31
NATIONAL BANCORP OF ALASKA INC
filed 1997-03-25
CIK 705356

1996 Annual Report
National Bancorp of Alaska

       Cover

1996
A YEAR OF MILESTONES

ANNUAL REPORT

NATIONAL BANCORP OF ALASKA

(Photo of family playing in snow in front of their house.)
(Photo of man and two women at a desk reviewing documents.)
(Background collage of photos and graphs.)

       Inside Cover

(Photo of president and chairman)
1996: A Year of Milestones

(Photo captions)
On the cover, Trudi and Roy Komakhuk and their family enjoy their new home financed with the help of the Cook Inlet Housing Authority's homebuyers program and NBA loan originator Bobbie Wirth. Pictured above are Richard Strutz, NBA President, and Edward B. Rasmuson, Chairman of the Board.

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:
   To commemorate our 80th anniversary, we are pleased to present this report highlighting a year of accomplishments, including our eighth consecutive year of record net income. The past year was challenging, as we took on perhaps the largest conversion effort that we will ever experience. In May, we successfully converted our processing to M&I Data Services, making the transformation to a new way of processing transactions.
   Earlier in the year, we outsourced telecommunications to General Communications, Inc. (GCI). GCI now supports our network of 66 local area networks, 70 file servers, more than 1,100 personal computers and all of the communication links. While we continue to address issues related to these outsourcing efforts, we have already experienced operational benefits, including decreased teller training time, better product and service information for our customers and enhanced productivity in many backroom functions.
   It is a tribute to our staff that we achieved record net income, as well as record deposit, personal loan, investment and trust volumes in the midst of this massive effort. Our net income reached a record $46.5 million, up 12.7% from $41.3 million for 1995. We have highlighted several of these achievements and the related challenges in this report.
   Until this year, the primary source of earnings for the bank had been core earnings such as interest and fees on loans and other products that we handle. However, a few years ago we began accumulating capital in excess of what was needed to run the bank. We concluded that we could achieve higher returns by investing this excess capital with some sophisticated investment companies.
   At present, the bank holding company has committed to invest approximately $75 million in these types of funds. The funds have a term of five to 10 years, with prospective returns that we could not achieve through our daily banking practices. We currently have unrealized profits in these funds which should help the non-core profits of the bank in future years. Profits realized from investment management companies, being capital gains, come at irregular intervals. The results during 1996 are summarized in the Financial Highlights on page 34 of this report.
   Another factor contributing to a successful year was a relatively stable Alaska economy. Overall, we experienced very slight economic growth, with positive outlooks in some industries and continued challenges in others. The forecast for 1997 is basically the same.
   We are proud of our accomplishments and look forward to another successful year in 1997. We thank you, our shareholders and customers, for your business.

Sincerely,
/s/Edward B. Rasmuson
Edward B. Rasmuson, Chairman of the Board

/s/Richard Strutz
Richard Strutz, President

(80 years graphic)

(Four Graphs)
(See below table of items represented in graphs)

(In Thousand except statistics)
                           1992       1993       1994        1995       1996

Total Assets         $2,129,965 $2,207,280 $2,344,678  $2,450,921 $2,648,484
Shareholders' Equity    269,303    292,976    312,772     350,320    377,403
Net Income               34,027     35,626     37,520      41,280     46,513
Net Income Per Share



(In thousands except statistics)                              1-Year  5-Year
                                 1996       1995        1992  Change  Change

Total Assets               $2,648,484 $2,450,921  $2,129,965    8.1%   24.3%
Shareholders' Equity          377,403    350,320     269,303    7.7%  40.01%
Net Income                     46,513     41,280      34,027   12.7%   36.7%
Net Income Per Share            $5.84      $5.18       $4.27   12.7%   36.8%



TABLE OF CONTENTS
Milestones

2   Community Outreach
3   Consumer Loans
4   Deposit Products
5   Investment and Trust Services
6   Mortgage Loans
7   Small Business Banking

Economic Reviews

8   Construction
9   Fishing
10  Forest Products
11  Government
12  International Trade
13  Mining
14  Petroleum
15  Support Industries
16  Tourism
17  Financial Report
45  Board of Directors
45  Officer Listings
47  Advisory Boards

COMMUNITY OUTREACH
Keeping in Touch With the Communities We Serve

(Photo of two female employees and a male employee talking to each other behind the teller line.)

   NBA's ongoing commitment to our communities and customers is evident by the involvement of our employees and the quality of our products and services. Throughout the bank, employees' involvement in organizations helps us monitor the needs of our customers. Affordable housing, small business assistance, and financial education continue to be the top three needs.
   Providing safe, affordable housing is a top priority for NBA. While we continue to be the leading bank for home purchase and home improvement loans, we also look for other tools to help meet local housing needs.
   We are an active member in the Federal Home Loan Bank of Seattle (FHLB) and have used their housing programs to assist nonprofit organizations in Anchorage, Nome and the Mat-Su Borough. We received FHLB's 1996 Community Lender Award in recognition of our "record of service . . . and outreach to households of all incomes."
   We participated in loans that provided over 225 multi-family units in Fairbanks, Anchorage, Valdez, Juneau and Homer. And, we are the leading lender in four Alaska Native housing initiatives: Cook Inlet Housing Authority's homebuyers program, HUD's Section 184 guarantee program, and two programs operated through Barrow's Tagiugmiullu Nunamiullu Housing Authority.
   We also provide homebuyer education through our Smart Start classes and participate in other special programs targeting low-income homebuyers.
   Small businesses are the state's largest employer. NBA has several initiatives in place to assist urban and rural small business owners. We opened a Small Business Center to coordinate small business lending in Anchorage; provided bank officers to help teach the University of Alaska Small Business Development Center's classes; supported two micro-lending programs targeting low- and moderate-income individuals; and, continued two rural initiatives _ the Business Cache, a quarterly publication providing news and information to rural small businesses, and the Rural Small Business Conference, a statewide educational and networking forum.
   Financial education continues to be the number one need of consumers nationwide, as well as in Alaska. The top two reasons for loan declines are "poor credit history" and "high debt to income ratios" _ both of which can be addressed through financial education.
   NBA's new employee group, Team NBA, has identified 25 individuals to teach personal finance classes using the bank's "Basic Banking" manual. In addition, NBA branches and employees participate in the Anchorage's School-Business Partnership program, providing some form of financial education in addition to other activities. The bank also sponsors banking curriculum through the Anchorage Daily News' Newspaper in Education program.
   NBA's new pilot project _ Bank on U _ provides employment, training, mentoring and scholarship assistance to four low-income students at an Anchorage high school. When each student graduates, NBA will provide them with a $10,000 scholarship.
   NBA's strong commitment to our communities and customers, along with efforts such as those outlined above, have earned the bank an "outstanding" rating on our last Community Reinvestment Act (CRA) examination.

(Photo caption)
Above, NBA Bank on U students Ramsee Taylor and Demarcus Binion receive training from Jenny McClure, Minnesota-Benson Branch Manager and Bank on U advisor.
(Photo caption for next page photo)
(At right) With the financial assistance of NBA and Ford Consumer Finance Corporation, Phil and Cheryl Martin purchased a 1997 model manufactured home in West Anchorage.

CONSUMER LOANS
Providing Financing for Individuals Throughout the State

(photo of man and woman standing in their kitchen preparing food.)

   National Bank of Alaska's consumer loan market share has grown steadily and we continue to be the dominant bank consumer lender in the state. Our consumer loan portfolio is at an all-time high and 23% above 1995 figures. Loans outstanding as of year-end 1996 totaled $510.5 million (including all consumer credit products for NBA and Northland Credit Corporation).
   Total statewide production grew from 27,000 loans totaling $239 million in 1995 to over 30,000 loans totaling nearly $311 million in 1996. The growth is broadbased, with increases in Anchorage and Southcentral Alaska, Southeast Alaska and the Northern Tier.
   The bank portfolio mix is moving toward higher volumes of direct consumer loans due to aggressive target marketing of products such as equity and installment loans, as well as pre-approved loan programs. Statewide direct production grew over 40% in 1996.
   We continue to experience record loan volume in the Dealer Loan area, which serves over 120 automobile, marine and snowmachine dealers statewide. Total dealer fundings were up 17% in 1996.
   Loan by Phone also continued its growth pattern, doubling to 20,000 calls in 1996. The call center became the number one direct consumer loan-generating center in the bank this year. This was made possible by the expanded use of a loan decisioning system, enhanced marketing of the service and a unique, easily identifiable phone number (NBA-LOAN). Loan by Phone is accessible statewide through a toll-free number (1-800-NBA-LOAN).
   We continue to promote our various consumer and business Visa cards. At year-end, our Visa card base was stable and the total dollar amount outstanding was slightly higher compared to 1995 (due to increased usage of the cards).
   Northland Credit Corporation (NCC), a bank subsidiary initiated in 1993, handles alternate forms of financing to Alaskans who may not qualify for traditional bank or credit union loans. With offices in Anchorage, Fairbanks, Wasilla and Juneau, NCC generated over 8,000 loans in 1996.
   During the first quarter of 1995, NBA partnered with Ford Consumer Finance Corporation to provide long-term financing for Alaska's manufactured housing needs. In 1996, we financed 58 units for a total of $2.2 million. In March, the Ford Consumer Finance Corporation named NBA as one of the "Five Outstanding Performers for 1995." The bank was cited for oustanding production, commitment to customer service and the quality of loan submissions and processing.


Personal Loan Portfolio
(Graph of the above caption)
(Table of amounts depicted in graph)
Outstanding Loans (in millions)
1995      $416
1996      $511

DEPOSIT PRODUCTS
Meeting Alaskans' Needs with New and Traditional Banking Services

(Photo of woman at kitchen table ordering catalog merchandise by phone with her Visa Check Card.)

   At year-end, the bank's deposits reached a record $1.87 billion, a 7%
increase over 1995.   This is significant given a general trend of little
growth in Alaskan deposit dollars.
   Given this environment, it has been an ongoing challenge for the bank to increase deposit dollars. To expand our share of the market, we continue to focus on providing competitive products that meet the needs of our customers. We also emphasize non-traditional services related to deposit accounts, such as the ATM and Visa Check Cards, Bill Pay Service, etc.
   In addition, we are benefitting from bankwide efforts to build our reputation for providing excellent service combined with competitive products. We continued our series of image television ads focusing on our fast, accurate and friendly service while highlighting the various communities we serve.
   Strong branch sales efforts play a significant role in our ability to maintain deposit growth. Branches throughout the state continue to focus on providing outstanding service to our customers by referring and selling the products they need.
   During January 1997, we introduced two new deposit accounts for individuals. Both Carefree Plus and New Gold Account Checking provide a package of services along with a traditional checking account.
   Carefree Plus is a package of services that compliments Carefree Checking. It offers free checks, free overdraft protection, a Visa Check Card with no monthly fee, a Visa Credit Card with no annual fee and loan discounts. All of these added features are available for a monthly "package" fee of $3.00 (in addition to the $5.00 monthly fee).
   New Gold Account Checking offers a more extensive array of features for customers who wish to earn interest. The account is a relationship-based account and the monthly maintenance fee is waived for customers who maintain $10,000 or more in monthly balances in checking, savings and certificates of deposit.
   We will continue our focus on value-added services by introducing PC Banking and an Internet website in the first quarter of 1997. PC Banking will allow individuals and businesses to bank from the convenience of their personal computers. Customers may receive balance and interest information, transfer money between accounts, view transaction activity, receive information on new products and services, communicate with NBA via Email, reconcile accounts with an account register and export files to other financial software.

Deposit Growth
(Graph of the above caption)
(Table of amounts depicted in graph)
Deposit Dollars (in billions)
1992           $1.54
1993           $1.61
1994           $1.75
1995           $1.74
1996           $1.87

INVESTMENT & TRUST SERVICES
Investing in Non-Traditional Bank Products

   NBA has offered trust and investment management services statewide for over 40 years. We offer a full range of trust and investment products through two departments: Investment Services and Trust Services.
   NBA's Trust Services assets hit a record high of over $1.8 billion this year. Trust assets include personal trusts, Individual Retirement Accounts, business retirement plans, escrows, and custodial and managed agency accounts.
   NBA's Trust Services department offers an extensive array of services for individuals, including living and charitable trusts, trusts under will, life insurance trusts, estate settlement, custodial and managed agency accounts, escrow accounts, and Individual Retirement Accounts. We are the exclusive provider of Frank Russell investment products in Alaska, and we are among their top five bank advisors in the United States.
   We also provide the full spectrum of trust services for businesses. We offer a variety of retirement savings plans, including profit sharing plans, 401(k) plans, money purchase pension plans and combined plans. In addition, we can hold or manage assets for companies through a custodial or managed agency arrangement.
   One of NBA's newest departments is Investment Services. The department was formed in 1994 to offer security and insurance products to our customers, allowing them to save time and money by consolidating their investment and deposit accounts with one financial institution.
   The cornerstone of the department is customized investment consulting for individuals, profit and nonprofit corporations, municipalities, boroughs and school districts. In addition, the department offers retirement accounts, short-term cash maximization accounts, treasury accounts, money market mutual funds, stock and bond mutual funds, annuities, government agency securities, commercial paper, and corporate and municipal bonds.
   In the past year, the Investment Services department tripled the assets managed, increasing to over $200 million. All department sales staff are licensed to sell securities and able to provide a full range of investment and non-traditional bank products.
   To ensure that bank staff are familiar with our investment products, the Investment Services staff visit branches to discuss investment services and products. In addition, over 30 bank employees have obtained their insurance licenses, enabling them to sell fixed annuities. Employees throughout the bank also serve as ambassadors for Investment Services, providing referrals to potential customers.

(Photo of two men and one woman standing in front of the Skagway museum.)

(Photo caption)
Investment Services provides portfolio management for many corporations and municipalities. Pictured above (left to right) are Sioux Plummer, Mayor of Skagway; Kelly Roper, NBA Skagway Branch Manager and Bob Ward, Skagway City Manager.
(Photo caption for prior page photo)
At left, Visa Check Card customer and NBA employee Ester Bayne uses her debit card to place a catalog order by phone. Ester says she likes the convenience and flexibility that the card provides.

MORTGAGE LOANS
Financing a Record Number of Homes for Alaskans

(photo of two women and a man standing in front of a house.)

   Mortgage loans continue to be a significant aspect of the bank's lending and a major contributor to fee income. The majority of the mortgage loans made by the bank are sold to institutional investors. We contract with our investors to provide in-state servicing to our local customers.
   The value of this portfolio has increased steadily in recent years. In 1996, NBA serviced over $2.34 billion of mortgage loans (see graph at right).
   We continued to see strong loan production in 1996. By mid-year, we had exceeded both the number and dollar amount of new loans generated in 1995. At year-end, we had approved more than 2,500 new and refinanced loans totaling $291.6 million.
   In 1996, we initiated a number of changes to position the Mortgage Loans department for continued growth on a statewide basis. We invested in automation, developed a new training program and expanded our regional office focus.
   To assist in development of a professional mortgage lending staff, we added a mortgage lending component to the bank's management training program. Mortgage Management Trainees participate in the regular management training program for four months and spend eight months in focused mortgage lending training. Graduates of the program are available for mortgage positions statewide.
   Since mortgage lending requires specialized training and support, the bank has developed regional offices in several areas of the state. The Southeast Mortgage Loan Production office, formed in 1988, originates loans in the Juneau area and serves as a centralized training and support staff for branches in Southeast Alaska. This year, Ketchikan Branch mortgage lending became a sub-regional office which assists the Metlakatla and Prince of Wales branches with loan origination.
   The Fairbanks mortgage loan operation became a regional office in January 1996. This new office focuses on increasing loan volume in the greater Fairbanks area.
   In addition, we opened the Kenai Peninsula Mortgage Loan Office in Soldotna in February. To accomplish this, we consolidated mortgage lenders from the bank's Kenai and Soldotna branches and the Soldotna office of Northland Mortgage Company (a bank subsidiary). The office serves Soldotna, Kenai and Homer.
   In November, we opened a mortgage origination office at Re/Max Properties in Anchorage. This expansion exemplifies our commitment to bring better and more convenient services to Alaskan homebuyers.
   During 1996, we implemented two new automation programs: automated underwriting and automated applications. These programs increase the efficiency of the mortgage production operation, speed up processing and approval time, and reduce paperwork.


Mortgage Loans Serviced
(Graph of the above caption)
(Table of amounts depicted in graph)
Total Serviced Loans (in billions)
1992            $2.03
1993            $2.18
1994            $2.19
1995            $2.33
1996            $2.35

SMALL BUSINESS BANKING
Serving Alaska Small Business Customers

   Small businesses provide the backbone of urban and rural economies throughout Alaska and are the state's largest employer. At NBA, we recognize the value of small businesses. Our small business lending portfolio is the largest in the state (nearly $400 million) and we continue to focus on new and better ways to meet the needs of our business customers.
   Throughout the state, Branch Managers and Business Bankers assist small business customers with a variety of bank services, including loans. In 1996, we supported these efforts with television commercials in Anchorage and Fairbanks. These 30-second commercials featured customers assisted by NBA and drew positive response.
   In Anchorage, the bank's Small Business Center specializes in small business loans. The department is located within the Commercial Loan department at Corporate Headquarters. Two staff members work directly with customers and with NBA branch staff. To facilitate small business lending, Anchorage branches are divided into four hub areas with a Branch Manager or Business Banker taking responsibility for area loans. The four hub branches are Huffman, Russian Jack, Fourth Avenue and Corporate.
   In 1996, our renewed focus on small business lending in Anchorage branches resulted in tripled dollar volume of new loans. Bankwide, the number of new business loans in the branches was up slightly, while the total dollar volume was fairly flat.
   In addition to making loans and providing loan support, the Small Business Center serves as a clearinghouse for information for small businesses, referring customers who need additional assistance to the University of Alaska Small Business Development Center and other education resources.
   Throughout the bank, officers participate in outreach programs within the communities served by NBA. Bank officers also teach classes at the Small Business Development Center and participate in other local educational efforts.
   NBA also produces the quarterly Business Cache, a newsletter for rural small businesses. In addition, we co-sponsor the Rural Small Business Conference, an annual event providing seminars and networking for rural small businesses throughout the state.

(Photo of two women in gift store)

(Photo caption)
Above, small business owner Della Clark, of Dillingham, earned the 1996 Alaska Federation of Natives' Presidents Award for Small Business, sponsored by NBA. The award recognizes an Alaska Native business owner or manager who has demonstrated success in business and a commitment to their community.

(Photo caption for prior page photo)
First-time homebuyers Teresa and Nick Messina (left) financed their new home in Fairbanks with the help of NBA loan officer Nancy King. The couple moved into their new home in October.

CONSTRUCTION REVIEW
by James McCormack, VP

   The Association of General Contractors estimates private and government construction projects in 1996 totaled a "slightly above average" $1.2 billion. Statewide construction employment in the peak of the season was 15,600 persons, an increase of 100 people from the same period last year. Industry spokespersons predict 1997 will be much the same, with oil and mining related construction continuing to offset a decline in federal and state spending.
   State funding for construction projects was $185.7 million, a decline from $210 million in 1995. The Alaska Department of Transportation & Public Facilities awarded contracts for 180 projects. State projects underway in 1996 included: the $267-million Healy Clean Coal Project; the $22.5-million, 890-foot Canyon Creek bridge on the Seward Highway; a $20-million breakwater in Kodiak; site preparation for the $49.5-million Seward Sea Life Center; Phase
III of the $13-million Bird Creek to Girdwood highway project; and completion of the $22-million Bethel sea wall. Funding for Fiscal Year (FY)1997 depends largely on the pending re-authorization of the Federal Highway Authorization Bill.
   Federal funding also declined, with the Army Corps of Engineers awarding $178.5 million in military and civilian projects compared to $193 million last year. The Corps estimates 1997 awards to be $181.5 million. Major projects underway included the $158-million Elmendorf AFB Hospital (targeted for completion in 1998), the $107.5-million Alaska Native Medical Center and an $18-million Coast Guard housing project.
   In the private sector, tourism related construction was dominant. Juneau construction included the first phase of the $14-million Mount Roberts Tramway and the $4-million Princess Tours dock. In Anchorage, work started on the 154-room Anchorage Courtyard, by Marriott and NANA Corporation. This $15-million project is financed by NBA and scheduled for opening in 1997.
   Several hotels in Interior Alaska were completed, including: the 112-room Denali Bluffs Hotel near Denali National Park; the 74-room Fairbanks Comfort Inn; and the 157-room Bear Lodge at Wedgewood. Construction began on the $4.5-million Timber Wolf Hotel. The $20-million, 120-room Mt. McKinley Princess Lodge is near completion. Parent company Princess Cruises also rebuilt the fire-damaged Denali Princess Lodge at a cost of $15 million.
   Other construction projects in the state include: the completion of the $390-million Ft. Knox mine; Cominco's $150-million expansion of the Red Dog Mine; $22.2 million in water distribution and wastewater treatment projects in Wainwright and Anaktuvuk Pass; a $9.7-million Alaska Native Primary Health Care Center, owned by Cook Inlet Region Inc., and financed by NBA; and a $4 million Alaska Electric Light and Power operations center in Juneau.
   Residential construction kept pace with last year, with 859 permits issued in Anchorage compared to 801 permits in 1995. Townhouse style condominium projects made a small comeback due to increasing costs for developing single family homes. Elsewhere in the state, there were 643 permits issued in Fairbanks, 145 in Juneau, 57 in Ketchikan and 44 in Barrow and surrounding villages.
   Apartment vacancies, an indicator of the need for residential housing, remained low. In Anchorage, the vacancy rate was 4.8% (through June), while Juneau's vacancy rate was 1.94%.
   Alaska Housing Finance Corporation (AHFC) reported delinquencies of 4.2% as of September 1996, compared with 3.8% for the same period last year. The average foreclosed inventory through the same period was 56 units compared with 60 units in 1995.

Construction Employment
(Graph of the above caption)
(Table of amounts depicted in graph)
(Annual average number of workers)
1992              10,200
1993              11,450
1994              12,300
1995              12,800
1996 est.         13,200

FISHING REVIEW
by Frederick Richard, SVP

   The 1996 harvest of 174 million salmon was down from the 1995 record of 217 million fish and slightly below the forecast of 182 million. The reduced harvest, combined with the lowest ex-vessel prices in several years, brought the total harvest value down to $361 million (compared to $460 million in 1995).
   The Japanese market for Bristol Bay sockeye in 1996 was surprisingly strong and resulted in better-than-expected prices for sockeye. The Prince William Sound harvest of 26 million fish was slightly above forecast. The Bristol Bay sockeye harvest of about 30 million fish was under forecast by about 5 million.
   The pink salmon harvest of 94 million fish was down from 127 million fish in 1995; this resulted in a canned pack of about 1 million cases less than the 4 million cases in 1995. The federal government purchased a large quantity of canned pink salmon and provided some relief from the high inventory. About 65% of the pink salmon harvest was in Southeast Alaska where nearly 61 million pink salmon were taken. Kodiak's pink salmon harvest was less than 4 million fish, down from a record 43 million pink salmon in 1995.
   Alaska continues to experience worldwide competition for its salmon, with major competition coming from Norway and Chile. The aquaculture industry continues to impact Alaska. In 1996, farmed salmon production exceeded Alaska production despite high survival rates for wild stocks and several salmon enhancement projects. After a difficult year in 1995, the processing industry should, however, see improved profit margins as a result of strong sales to the Japanese market and the reduced pink salmon canned pack.
   The 1996 roe herring harvest of 50,980 metric tons was comparable to the 1995 harvest. The ex-vessel value, however, was up considerably, to $53.6 million compared to $41 million in 1995. The Togiak area was strong with 24.4 tons harvested. Prince William Sound did not have a fishery in 1996 but is expected to resume herring fishing in 1997.
   Crab harvests continue to be low, however there were some bright developments in 1996. After two years without king crab fishing in the Bering Sea, 8.4 million pounds were harvested in 1996 (exceeding the quota by more than 3 million pounds). To meet the American demand for king crab, American vessels have turned to joint ventures with Russian companies to harvest crabs in Russian waters.
   The opilio quota, which dropped to 50.7 million pounds in 1996, is set at 117 million pounds for 1997. The Bairdi crab harvest guideline was set at 6.2 million pounds, but only 1 million pounds were harvested.
   The International Pacific Halibut Commission established the 1996 Alaska halibut harvest level at 38.6 million pounds. The final harvest was approximately 37 million pounds. Although somewhat controversial, the individual fishing quota system established two years ago enhances the value of the fish, provides a better product to the public and is less hazardous to vessel owners.
   The North Pacific Management Council set 1997 groundfish allocations in the Bering Sea/Aleutian Island area at levels very similar to 1996. The Bering Sea allocation is slightly less than 2 million metric tons of groundfish. The Gulf of Alaska allocation is 268,000 tons.

(Photo of fishing boat with mountains in the background)

(Photo caption)
The Alaska fishing industry continues to be one of the state's major industries. As with other resource-based products, pricing is largely dependent on worldwide supply and demand.

FOREST PRODUCT REVIEW
by Larry Cooper, VP

   The forest products industry in Alaska continues to come under pressure from the federal government and environmentalists. The overall harvest of approximately 620 million board feet was well below the 770 million board feet harvested in 1995. The majority, or 360 million board feet, came from Southeast Alaska, although harvests in the Tongass National Forest are at their lowest level in 20 years. Harvests on private land, mostly from Native corporations, remained strong at 430 million board feet.
   The biggest impact to the industry this year was the U.S. Forest Service's
(USFS) denial of a contract extension to fund $200 million in anti-pollution upgrades for the Ketchikan Pulp Corporation (KPC). The resulting closure of the Ketchikan Pulp Mill in the spring of 1997 will mean the loss of 500 direct jobs plus road-building and subcontracting jobs.
   An agreement between the state's congressional delegation and the president's administration allows KPC a two-year grace period to operate the Ketchikan and Metlakatla sawmills. The sawmill in Wrangell and the pulp mill in Sitka remain closed.
   As the USFS develops the Tongass Land Use Management Plan, the industry is working hard to persuade them to allow enough timber volume to run Alaskan sawmills at present levels. Roughly 30% to 40% of Southeast timber is not sawlog quality, and with no pulp mills left in the state to handle low-grade logs, there is pressure to reduce allowable harvest volumes. Recent indications are that the Forest Service may attempt to reduce harvests to less than 300 million board feet.
   The Southcentral and Kenai Peninsula harvest remained strong at over 220 million board feet. The continued spread of the spruce bark beetle spurred many landowners to harvest beetle-killed timber. In the Chugach Forest, the Secretary of Agriculture stopped sales in July after only 2.7 million board feet had been released. The Forest Service plans to offer 21 million board feet for sale in 1997, contingent upon Congressional re-authorization of the Timber Salvage rider. The regions' primary product is white spruce, much of which is shipped as chips to Japan for use in high-quality paper products.
   Interior harvests were flat at 40 million board feet. While most of the harvest comes from Tok and Chitina, there is significant effort to increase volumes and establish value-added processing facilities under new legislation designed to assist small operators.
   In 1996, pulp timber prices crashed from the highs of 1995. The 1995 prices were artificially inflated when Canadian mills began to hoard timber in response to announcements of reductions in allowable harvests on federal lands over the next five to 10 years. Although many operators withheld selling and large inventories remain, the outlook for pulp prices is positive. By January 1997, prices were near the 15-year average, but still significantly lower than 1995. Industry observers believe there is a world fiber shortage that will bode well for Alaskan timber operators who weather current difficulties.

(Photo of Ketchikan Pulp Mill)

(Photo caption)
The closure of the Ketchikan Pulp Mill in the spring of 1997 will signify the end of an era. The mill is Alaska's last remaining pulp operation.

GOVERNMENT REVIEW
by Peter Crandall, SVP

   Fiscal Year (FY) 1996 marked a historic first when income from the Alaska Permanent Fund reached $1.8 billion and exceeded the amount the state collected from petroleum. This 80% increase in prior year's earnings was a result of taking unrealized stock market gains into income and sharing the appreciation gains with Alaskans. The market value of the fund's total assets reached $19 billion and the dividend payout of $643 million was the largest ever. More than 62,000 of the $1,131.68 dividend payments were electronically deposited into National Bank of Alaska accounts in 1996, up 11% from 1995.
   A proposal by the state's Long Range Financial Planning Commission for using permanent fund income to help finance state government stimulated rigorous debate during 1996, but garnered little support in the legislature.
   Despite the well-publicized news of state budget deficits and federal cuts, Alaska's government sector was stable in 1996. Total government jobs declined by 1%, the same rate as last year. Again, federal job cuts were offset by modest increases in state and local government jobs.
   In June, the governor approved a $2.4 billion general fund budget for FY97, down slightly from the year before. Rising oil prices allowed the state to reduce the withdrawal from the budget reserve account to $291 million, about two-thirds of the amount budgeted. Although general fund deficits are forecast for FY 97, the state ended FY 96 with a small surplus and a budget reserve of over $3 billion.
   In 1996, the legislature mandated that two state-owned agencies provide annual contributions to the state treasury to help balance the budget. Alaska Industrial Development and Export Authority (AIDEA) and Alaska Housing Financial Corporation (AHFC) contribute to the state economy through their business and housing programs as well.
   AIDEA, with over $1 billion dollars in assets, generated $43 million in net income, as well as providing $60 million return of capital to the state treasury. NBA is AIDEA's largest participant, with 93 loans totaling more than $78 million. NBA is also the largest participant in the AIDEA Rural Development and Initiative Fund with 24 of the 31 loans established to create economic opportunities in rural Alaska.
   Alaska Housing Finance Corporation (AHFC) provided a $70 million payment to the state treasury and earned $115 million on $4.3 billion of assets. NBA remains the largest servicing agent for AHFC, servicing more than 12,000 home loans totaling more than $1 billion. NBA, through participation in the new AHFC multi-family housing program, helped construct or rehabilitate 190 apartment units statewide, totaling $4.4 million.
   The military force in Alaska remained stable during 1996 as down-sizing efforts slowed. Relocation of troops from Ft. Greely in Delta to Ft. Wainwright in Fairbanks continued, but troop levels remain at approximately 20,000, the same as 1995.


Alaska General Fund Budget
(Graph of the above caption)
(Table of amounts depicted in graph)
(in billions of dollars)
1993             $2.69
1994             $3.08
1995             $2.57
1996             $2.51
1997 est.        $2.42

INTERNATIONAL TRADE REVIEW
by Seung Choi, VP

   International trade continues to be a significant industry in Alaska, boosted by the state's strategic role as a major air cargo hub. The value of the industry, including exports produced in the Lower 48 and shipped through Alaska was $3.80 billion for the first eight months of 1996, a decline of about 2% compared to the same period in 1995.
   The state continues to grow as an air cargo hub. Anchorage is the port of export for merchandise manufactured in the Lower 48 for shipping destinations such as Japan, Korea, Hong Kong, Singapore and Taiwan. Air freight exports during the first eight months of 1996 were about $2.05 billion, a 3% increase over the same period in 1995.
   Products produced in the state and shipped through Alaska accounted for about $1.75 billion of the total exports, a 7% decline over the same period in 1995. Although exports of petroleum and minerals increased during 1996, this did not offset the decline in seafood and timber export products.
   Pacific Rim countries continue to be Alaska's principal export market and the destination for 90% of the products produced in Alaska during the first eight months of the year. Japan, the largest trading partner, received $1.18 billion or 75% of the state's export products. Korea received $199 million; China received $83 million; Taiwan, $68 million; and all other Asian countries totaled, $38 million. European countries imported $98 million in Alaska goods and Canada received $58 million.
   Alaskan seafood comprises about half of the total U.S. seafood exported and, as in previous years, seafood products were Alaska's number one export. The value of seafood exports dropped to $957 million in 1996 compared to $1.13 billion in 1995. Salmon, shellfish, and surimi exports declined in value by 28% in 1996 compared to 1995, while bottomfish exports increased by 15%, to $218 million.
   The value of timber exports dropped by 18%, to $311 million, due to the closure of sawmills and lack of product to export.
   Although 1996 saw a general decline in Alaska product exports, mineral exports increased by 21% (to $116 million) and petroleum by 41% (to $361 million). The mineral increase is primarily due to substantial increases in the production of zinc ores. The lifting of the North Slope Crude Oil export ban in 1996 also contributed to the increase in the value of petroleum products exported. The value of crude oil exports should rise substantially in the future due to the export ban lifting.
   Industry experts predict that the value of Alaskan exports for 1997 will be greater than 1996. The value of Alaska-produced products, such as seafood, timber, petroleum and mineral products, will be affected by world commodity price fluctuation. The long-term outlook for Alaskan exports is favorable, considering the state's abundant natural resources and strategic location for international freight distribution. International trade will continue to play an important role for the state's economy.

(photo of man and woman standing outside of a mine.)

(Photo caption)
Greens Creek Mine, near Juneau, was a major contributor to the state's increased mineral production during 1996. Pictured here are Michael Kelly, Greens Creek Mine, and Natasha von Imhof, manager of NBA's new Lemon Creek Branch in Juneau.

MINING REVIEW
by James Cloud, SVP

   This was a year of benchmarks for Alaska mining, with production and related expenditures approaching $1 billion. An estimated 3,700 workers were employed in mining in 1996 and industry experts predict that employment could increase by as much as 2,000 positions in the next decade with continued favorable conditions.
   In 1996, stable mineral prices, more receptive Native and state government landowners and airborne geophysical mapping data enabled Alaska to compete worldwide for exploration efforts. Several global mining companies targeted Alaska and exploration expenditures topped $43 million, $9 million higher than 1995. Investment in exploration will increase as companies step up their efforts to locate reserves of nickel, copper, gold, zinc and lead.
   At the same time, mine development expenditures increased to $396 million. The value of mineral production for 1996 is estimated at $545 million, $8 million greater than 1995, largely due to production at Red Dog, Greens Creek, and Nixon Fork mines. With production expansion more fully realized in 1997, total statewide production should be even greater in 1997.
   Work continued on the $200-million expansion project at the Red Dog Mine north of Kotzebue. Red Dog Mine is the leading world producer of zinc and lead concentrates while also holding the distinction of being the lowest-cost producer.
   Gold production continues to rise in Alaska with steady demand for jewelry and art fabrication, as well as use in electronics manufacturing and dentistry. Gold prices were stable in 1996, ranging between $370 and $400 per ounce, but started falling off at year-end.
   In 1997, gold production should top 400,000 ounces with the completion of the Fort Knox Mine north of Fairbanks and the Illinois Creek Mine southwest of Galena, as well as a second full year of operation at the Nixon Fork Mine near McGrath. This will be Alaska's highest gold production year since 1942.
   The Kensington mine, located near Juneau, is in the final stages of permitting and construction is expected to start in mid-1997. This mine is expected to produce 200,000 ounces of gold and employ 300 miners annually.
   Early in 1997, the owners of the AJ mine, also near Juneau, announced that they were dropping plans to further develop the property, writing off $77 million of their investment.
   Coal production increased to 1.6 million tons in 1995, but fell off slightly in 1996. Production is expected to continue to rise with the start-up of the Wishbone Hill this year and completion of the Healy Clean Coal Project in 1998. High oil prices make coal-fired electricity in the interior of Alaska economical while the new technology employed at Healy significantly reduces sulfur emissions.
   The Federal Government owns 215.7 million acres or 59% of the total 365.5 million acres in Alaska. While 162.4 million acres of federal acreage and 9.9 million acres of state-owned land are closed to mineral exploration, Alaska has 44 million acres of private land and another 95 million acres of state land available for exploration. While this is less than 40% of the total Alaskan acreage, it is a vast area.
   Alaska will continue to benefit from investment by mining companies as long as mineral prices are viable, land access is reasonable and cost-competitive, and the State of Alaska has stable taxation and regulatory policies.


Economic Value of the Alaska Mining Industry

In Millions
                  '92    '93     '94    '95   Est. '96
------------------------------------------------------
Exploration       $30    $30     $31    $34         $43
Development       $30    $28     $45   $149        $396
Production       $561   $449    $508   $537        $545
-------------------------------------------------------
Total            $621   $507    $584   $720        $984
Source: State of Alaska, Division of Mining.

Year-round equivalents
                  '92    '93     '94    '95   Est.  '96
-------------------------------------------------------
Employment      3,492  3,130   3,083  3,406       3,700

PETROLEUM REVIEW
by Pita Jelley Benz, VP

   A number of developments in 1996 contributed to optimism about the state petroleum industry's future. Two important events were Arco Alaska's announcement of a major new field and BP Exploration Alaska's commitment to move forward with construction and development of the Northstar field. Enhancement of existing fields also provided positive news.
   The Alpine field is the first oil discovery on land owned by Alaska Natives since the Alaska Native Claims Act of 1971. Alpine is in the Colville River delta, 34 miles west of the Kuparuk River field. Arco will operate the field for itself and its partners, Anadarko Petroleum Corporation and Union Texas Petroleum Alaska. The field has an estimated 1 billion barrels of oil in place, with 350 million recoverable barrels. Construction will begin in late 1997 and developmental drilling is scheduled for 1999. The plan calls for two drill sites and use of extended reach drilling.
   The state agreed to renegotiate terms of the Northstar lease to make development of the field economical for BP. This was another important signal that Alaska is serious about encouraging the oil industry to continue to explore and develop smaller fields to maintain a viable industry as the giant Prudhoe Bay field declines. BP, for its part, committed to an Alaska-hire program and to construct the modules for the field in Alaska rather than the Lower 48. Pipeline insulation and related fabrication will also take place in Alaska. The Northstar field is estimated to have 145 million barrels of recoverable oil. A buried, subsea pipeline will deliver the crude to shore. Construction on the field and facilities will begin in early 1997 and production is scheduled to start in 1999.
   BP completed a $180-million expansion and facilities upgrade at the Milne Point field. Production capacity at Milne Point has increased to 65,000 barrels per day, up from 24,000. At the Kuparuk field, an enhanced oil recovery project began operating in the fall of 1996. This project will ultimately increase recovery from Kuparuk by 200 million barrels.
   The industry continued developing cost-effective systems for production of the heavy oil accumulations at West Sak and Schrader Bluff. The North Slope contains about 20 billion barrels of heavy oil. This type of oil is expensive and difficult to produce because of its molasses-like thickness.
   On the North Slope, 10 fields are currently in production and several more are scheduled to come on line within the next few years. The new, but smaller fields will partially offset an annual 10% decline in Prudhoe Bay production. North Slope production peaked in 1988 at 2 million barrels per day and by late 1996 averaged 1.5 million barrels per day. A huge reduction in drilling costs is a major factor in making the smaller fields more economical. Drilling costs were $7 million per well 20 years ago. Today's technological advances have reduced drilling costs to around $2 million per well. There has also been an increase in extended reach and horizontal drilling, drilling through tubing, and multilateral wells.
   Arco signed a two-year agreement with Anadarko Petroleum Corporation calling for Anadarko to serve as the operator to explore Arco's acreage in Upper Cook Inlet. Anadarko has the potential to earn up to 50% of Arco's working interests in the areas explored.
   Anchorage's city-owned utility, Municipal Light and Power, purchased Shell Western E&P's interest in the Beluga gas field, located across Cook Inlet from Anchorage. The purchase price was $125 million.


Total Alaska Petroleum
(Graph of the above caption)
(Table of amounts depicted in graph)
(Annual production, in millions of barrels of oil)
1992                     626
1993                     576
1994                     570
1995                     540
1996 est.                515

SUPPORT INDUSTRIES REVIEW
by Margaret Richmond, AVP

   The Alaska economy experienced its ninth consecutive year of employment growth and its sixth year of economic growth in 1996. Continued growth was supported by expansion of the services sector, tourism, trade, mining and construction. However, growth was less than 1%, slower than at any other time during the 1990s. The forecast for 1997 is for continued, slow growth.
   The retail trade boom that began three years ago with the arrival of national retailers is over. Retail trade continued to expand, however, with the opening of Computer USA and Barnes & Noble Booksellers. Eating and drinking establishments set the pace for growth in Anchorage with the opening of three micro-breweries, a Pizza Hut, and several small eateries, coffee houses and gift shops. Experts predict continued consolidation and attrition in retail trade through 1997 as heavy competition affects profitability.
   The air transportation industry is prospering in spite of the demise of MarkAir and MarkAir Express. Reno Air became a full-time operator in Alaska in 1996, along with America West and World Airways. Considering landed weight for all-cargo aircraft, Anchorage is the top U.S. airport and significant to the trans-Pacific freight trade. The effect of this is seen with United Parcel Service's construction of a $5.5-million facility, as well as Federal Express' new flight simulator facility. The Taiwanese transport EVA Air and Air Hong Kong, owned by Cathay Pacific, are also flying through Anchorage. Next year, United Airlines will begin cargo service between Asia and North America.
   Engineers, architects and surveyors experienced a good year with construction and mining projects. This growth should continue for the next two years with the expansion of the Red Dog mine. For the fourth consecutive year, legal services declined in growth.
   The service sector is the growth leader, registering a
2.5 % increase in employment. Fueled by the 5% increase in the visitor industry, hotels and lodging places are burgeoning. Hotel expansion occurred in Fairbanks and Anchorage. Business services and temporary help agencies are benefiting from increased use of contract workers for data processing, accounting, and purchasing services.
   Health care is also a leading contributor to growth in the service industry. Health care professionals are moving to Alaska to escape managed care.
Alaska's aging population and the move away from hospitalization to home care is also contributing to industry growth.
   The finance sector of the economy has seen minimal growth, while the insurance industry remains flat. Real estate prices in Anchorage are up, but the profit margin for contractors is competitive.
   The Alaskan economy is in transition from a predominant dependence on the mining, timber, seafood and oil industries, to one where service and trade are of growing importance. While experts predict little growth in the overall economy in 1997, the service sector will continue to see the most employment growth. The public sector will diminish in size with the gradual privatization of the Alaska Native Hospital, operated by a consortium of Native Corporations, and with the privatization of the Municipal Utility in Fairbanks.

(Photo of three men with a sign and partially-constructed building in background)

(Photo caption )
With financing provided by NBA, Pen Air began construction of a new hanger and administrative office, located on the north side of Anchorage International Airport. Pictured at the site are (left to right): David Hamilton, NBA Loan Officer, Jan Sieberts, NBA Senior Vice President and Orin Seybert, Pen Air President.

TOURISM REVIEW
by Ben Barrera, VP

   It was an excellent year for the largest growth industry in Alaska, with the number of visitors up nearly 10% from 1995 (estimated at 1.2 million
travelers).   Cruise, air, and convention travel showed growth, while the number of highway visitors was lower than expected. The forecast for 1997 is moderate but healthy growth of the industry.
   With continued growth anticipated, tourism providers committed over $100 million to the development of tourism infrastructure in the state in 1996. New hotels or property additions were started in Anchorage, Fairbanks and the South Denali region. In addition, approximately $40 million was invested in small vessels, private campgrounds and new start-up inventory.
   Funding for promotion of the state as a tourism destination remains a challenge. The major marketer for the state is the Alaska Tourism and Marketing Council (ATMC), an organization of tourism and government representatives. ATMC's budget, currently just $2 million, has decreased dramatically in recent years. With limited resources, ATMC focuses its efforts on promoting the Division of Tourism's Vacation Planner, a resource with information on over 1,500 Alaska providers.
   Besides ATMC, the cruise lines are the major advertisers of Alaska. Increasingly, the bulk of the promotion of the state focuses on Alaska as a cruise destination. Many in the industry argue that alternate funding must be found to inform potential travelers that Alaska is far more than a cruise vacation.
   Another area of concern in the industry is the development of wildlife viewing areas, one of the top three reasons people visit the state. There has been much discussion regarding development of additional world-class viewing areas, similar to Denali National Park. With increased visitor volume, the park continues to face the challenge of maintaining the animal habitat while allowing tourists to view the wildlife. The Wrangell-St. Elias area is being considered for potential development of what is being considered the new "Denali Park."
   To develop funding for such improvements, the Alaska Visitors Association endorses a national sales tax on all outdoor gear. The Watchable Wildlife Tax, if accepted by Congress, will designate proceeds to establish wildlife viewing areas, trails, pullouts and other facilities in state parks. As the law is now written, funds would be distributed to the state proportional to their park lands acreage. If the law is approved with this formula, Alaska could receive between $5 million and $10 million per year.
   The future of Alaska tourism is changing as Alaska Native corporations pursue investments in the industry. With vast land holdings and substantial capital, the Native corporations are well positioned to offer access to recreational areas, wildlife viewing and new tourism options. Native organizations are successfully challenging laws giving them operational preference on U.S. parklands. Goldbelt Corporation of Juneau, for instance, was awarded the concession to Glacier Bay and is very involved in tourism throughout Southeast Alaska. Goldbelt operates a lodge, tram, cruise facilities, travel agency and hotel.
   The Native commitment to tourism throughout the state is sizable. In Anchorage, NANA will open its new Courtyard by Marriott this year. CIRI has hired a former tourism and hotel executive to head their efforts.
   It appears for mutual benefits native corporation/private corporation partnerships and joint ventures will escalate, as will NANA-Marriott, CIRI-Princess and others. This is an important development as ownership in the industry will shift to Alaskans.


Visitors to Alaska
(Graph of the above caption)
(Table of amounts depicted in graph)
(In millions of visitors)
1992                  .90
1993                 1.05
1994                 1.12
1995                 1.15
1996                 1.20

FINANCIAL SECTION

Content                                                                 Page

Ten Year Record...........................................................18

Financial Statements
   Consolidated Statements of Income......................................20
   Consolidated Statements of Condition...................................21
   Consolidated Statements of Cash Flows..................................22
   Consolidated Statements of Changes in Shareholders' Equity.............23
   Notes to Consolidated Financial Statements.............................23

Report of Independent Auditors............................................33

Management Discussion & Analysis
   Highlights.............................................................34
   Net Interest Income....................................................34
   Noninterest Income.....................................................35
   Noninterest Expense....................................................35
   Investment Securities, Securities Available for Sale and
     Short-Term Investments...............................................36
   Liquidity and Interest Rate Sensitivity................................36
   Loans and Lease Financing..............................................37
   Reserve for Loan Losses and Provision for Loan Losses..................39
   Deposits and Short-Term Borrowings.....................................40
   Limited Partnership Investments........................................41
   Shareholders' Equity and Capital Resources.............................41
   The Impact of Inflation................................................41

Consolidated Average Balance Sheets/Interest Income and Expenses/Rates....42

Analysis of Changes in Net Interest Margin................................43

Quarterly Financial Data..................................................44

Market for Common Stock...................................................44

       18 and 19

                               TEN YEAR RECORD
(For the Years Ended December 31)          (In thousands except per share
amounts and statistics)
                                              1996        1995         1994        1993         1992
Operating Results
  Net interest income                     $130,413    $120,547     $113,471    $112,820     $100,763
  Provision for loan losses                  6,650      (3,100)       2,200       7,700        4,000
  Other income                              50,627      33,992       35,538      38,517       38,284
  Other expenses                           102,361      94,688       89,072      89,571       83,704
----------------------------------------------------------------------------------------------------
  Income before income taxes                72,029      62,951       57,737      54,066       51,343
  Income taxes                              25,513      21,671       20,217      18,440       17,316
----------------------------------------------------------------------------------------------------
  Net income                                46,516      41,280       37,520      35,626       34,027
  Cash dividends declared                 $ 15,915    $ 13,547     $ 11,953    $ 11,953     $  6,774

Per Share Statistics
  Net income                                 $5.84       $5.18        $4.71       $4.47        $4.27
  Cash dividends declared                     2.00        1.70         1.50        1.50         0.85
  Stock dividends - declared percent             -           -            -           -            -
  Book value at year-end                    $47.54      $43.96       $39.25      $36.77       $33.79

Year-End Totals
  Demand deposits                       $  539,309  $  539,714   $  522,285  $  514,667   $  468,077
  Interest-bearing deposits:
    NOW                                    174,470     148,896      163,088     145,057      126,481
    Money market savings                   304,000     291,325      326,386     266,949      261,134
    Time and savings                       849,274     760,546      735,862     679,474      680,578
----------------------------------------------------------------------------------------------------
      Total Interest-bearing Deposits    1,327,744   1,200,767    1,225,336   1,091,480    1,068,193
      Total Deposits                     1,867,053   1,740,481    1,747,621   1,606,147    1,536,270

  Federal funds purchased and securities
    sold under agreement to repurchase     364,569     325,859      259,983     283,665      300,335

  Loans and lease financing              1,446,978   1,326,840    1,226,164   1,122,570      928,999

  Investment securities:
    U.S. government and federal agencies   317,145     303,304      345,319     282,110      382,460
    State and municipal                     15,878       9,008       20,239       6,773       10,605
    Other                                  263,450     241,089      213,174     215,386      298,322
---------------------------------------------------------------------------------------
      Total Investment Securities          596,473     553,401      578,732     504,269      691,387

  Securities available for sale            253,552     273,391      273,723     186,209      154,514

  Shareholders' equity account             377,403     350,320      312,772     292,976      269,303

  Total assets                          $2,648,484  $2,450,921   $2,344,678  $2,207,280   $2,129,965
----------------------------------------------------------------------------------------------------
  Other year-end statistics:
    Number of shares outstanding         7,938,800   7,968,800    7,968,800   7,968,800    7,968,800
    Number of shareholders                   1,199       1,224        1,243       1,279        1,826
    Number of employees                      1,110       1,101        1,130       1,202        1,137

                                        TEN YEAR RECORD(Continued)

                                              1991        1990         1989        1988         1987
Operating Results
  Net interest income                      $93,739     $85,384      $73,411     $59,870      $51,985
  Provision for loan losses                  3,000       9,562       14,112      22,100        4,551
  Other income                              32,875      30,847       37,043      26,768       21,136
  Other expenses                            82,062      74,889       70,427      59,275       50,344
----------------------------------------------------------------------------------------------------
  Income before income taxes                41,552      31,780       25,915       5,263       18,226
  Income taxes                              13,149       6,268        3,199       (972)        1,872
----------------------------------------------------------------------------------------------------
  Net income                                28,403      25,512       22,716       6,235       16,354
  Cash dividends declared                  $ 3,984     $ 3,984      $ 2,988     $ 2,988      $ 2,739

Per Share Statistics
  Net income                                 $3.56       $3.20        $2.85       $0.78        $2.06
  Cash dividends declared                     0.50        0.50         0.38        0.38         0.35
  Stock dividends - declared percent             -      33.33%            -           -       20.00%
  Book value at year-end                    $30.37      $27.31       $24.61      $22.13       $21.73

Year-End Totals
  Demand deposits                       $  415,584  $  444,761   $  484,177  $  361,349   $  342,194
  Interest-bearing deposits:
    NOW                                    122,376     104,106      106,310      93,605       92,204
    Money market savings                   248,852     216,284      222,601     253,597      299,423
    Time and savings                       738,178     799,251      868,287     565,459      685,506
----------------------------------------------------------------------------------------------------
      Total Interest-bearing Deposits    1,109,406   1,119,641    1,197,198     912,661    1,077,133
      Total Deposits                     1,524,990   1,564,402    1,681,375   1,274,010    1,419,327

  Federal funds purchased and securities
    sold under agreement to repurchase     271,625     245,660      224,005     172,592      110,129

  Loans and lease financing                874,118     922,505      892,634     787,900      839,735

  Investment securities:
    U.S. government and federal agencies   395,401     516,867      588,496     455,788      301,949
    State and municipal                      4,639       7,257       12,488      19,330       23,419
    Other                                  266,657     262,760      221,954      37,761        3,180
----------------------------------------------------------------------------------------------------
      Total Investment Securities          666,697     786,884      822,938     512,879      328,548

  Securities available for sale            176,341           -            -           -            -

  Shareholders' equity account             242,050     217,631      196,103     176,375      173,128

  Total assets                          $2,077,243  $2,063,258   $2,139,923  $1,652,505   $1,742,657
----------------------------------------------------------------------------------------------------
  Other year-end statistics:
    Number of shares outstanding         7,968,800   7,968,800    5,976,600   5,976,600    5,976,600
    Number of shareholders                   1,332       1,351        1,352       1,405        1,441
    Number of employees                      1,138       1,132        1,146         921        1,034

CONSOLIDATED STATEMENTS OF INCOME
(For the Years Ended December 31)    (In thousands except per share amounts)
                                                   1996      1995      1994
Interest Income:
  Loans and lease financing including fees     $141,178  $132,336  $117,934
  Balances with banks                                46        41       138
  Federal funds sold and securities purchased
    under agreement to resell                     2,265       806     1,745
  Investment securities including dividends:
    U.S. Treasury securities                     12,339    13,920    11,320
    Obligations of other U.S. government
      agencies and corporations                  22,467    22,753    18,167
    Obligations of states and political
      subdivisions                                  422       812       363
    Other securities                             18,814    18,588    12,940
---------------------------------------------------------------------------
        Total Interest Income                   197,531   189,256   162,607

Interest Expense:
  Deposits                                       50,205    50,413    39,014
  Federal funds purchased and securities sold
    under agreement to repurchase                16,894    18,273    10,100
  Other purchased funds                              19        23        22
---------------------------------------------------------------------------
        Total Interest Expense                   67,118    68,709    49,136
---------------------------------------------------------------------------
        Net Interest Income                     130,413   120,547   113,471
Provision for loan losses                         6,650    (3,100)    2,200
---------------------------------------------------------------------------
        Net Interest Income after Provision
             for Loan Losses                    123,763   123,647   111,271

Other Income:
  Trust department income                         2,238     2,114     2,013
  Service charges on deposit accounts            12,292    11,867    10,721
  Mortgage loan servicing fees                    8,112     7,936     7,574
  Securities transactions                         6,121    (3,832)      209
  Credit card service fees                        6,178     5,849     5,161
  Other                                          15,686    10,058     9,860
---------------------------------------------------------------------------
        Total Other Income                       50,627    33,992    35,538

Other Expense:
  Salaries                                       38,251    36,802    37,167
  Profit sharing and other employee benefits     11,427    10,415    10,566
  Net occupancy expense of bank premises          7,394     7,135     7,038
  Furniture and equipment expense                 9,267     8,267     7,764
  Other                                          36,022    32,069    26,537
---------------------------------------------------------------------------
        Total Other Expense                     102,361    94,688    89,072

Income before income taxes                       72,029    62,951    57,737
Income taxes                                     25,513    21,671    20,217
---------------------------------------------------------------------------
        Net Income                             $ 46,516  $ 41,280  $ 37,520
===========================================================================

Net income per share                              $5.84     $5.18     $4.71
===========================================================================
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONDITION
(For the Years Ended December 31)      (In thousands except per share amounts)
                                                             1996        1995
Assets:
  Cash and due from banks                              $  166,771  $  149,307
  Interest-bearing balances with banks                        233       1,293
  Federal funds sold                                       20,000           -
  Investment securities:
    Obligations of other U.S. government agencies
      and corporations                                    317,145     303,304
    Obligations of states and political
      subdivisions                                         15,878       9,008
    Other securities                                      263,450     241,089
-----------------------------------------------------------------------------
      Total Investment Securities                         596,473     553,401
      (Market value $599,687 in 1996
       and $558,335 in 1995)
  Securities available for sale at market
    (Cost $249,509 in 1996 and $266,595 in 1995)          253,552     273,391
  Loans and lease financing                             1,446,978   1,326,840
  Reserve for loan losses                                 (23,002)    (21,529)
-----------------------------------------------------------------------------
  Net loans and lease financing                         1,423,976   1,305,311
  Loans held for sale                                      31,563      33,099
  Net premises and equipment                               71,212      62,217
  Other assets                                             84,704      72,902
-----------------------------------------------------------------------------
      Total Assets                                     $2,648,484  $2,450,921
=============================================================================

Liabilities and Shareholders' Equity:
  Demand deposits                                      $  539,309  $  539,714
  Interest-bearing deposits:
    NOW                                                   174,470     148,896
    Savings                                               297,058     303,432
    Money market savings                                  304,000     291,325
    Time                                                  552,216     457,114
-----------------------------------------------------------------------------
      Total Interest-Bearing Deposits                   1,327,744   1,200,767
-----------------------------------------------------------------------------
      Total Deposits                                    1,867,053   1,740,481

  Federal funds purchased                                   7,655      42,812
  Securities sold under agreement to repurchase           356,914     283,047
  Other purchased funds                                       898       1,681
  Other liabilities                                        38,561      32,580
-----------------------------------------------------------------------------
      Total Liabilities                                 2,271,081   2,100,601

Shareholders' Equity:
  Common stock - $10 par value    1996       1995          80,000      80,000
    Shares authorized          10,500,000  10,500,000
    Shares issued               8,000,000   8,000,000

  Capital surplus                                          63,000      63,000
  Retained earnings                                       234,303     203,702
  Net unrealized gains on securities available
    for sale, net of taxes                                  2,405       4,044
  Treasury stock at cost (61,200 shares in 1996
    and 31,200 shares in 1995)                             (2,305)       (426)
-----------------------------------------------------------------------------
      Total Shareholders' Equity                          377,403     350,320
-----------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity       $2,648,484  $2,450,921
=============================================================================
  Net book value per share (Based on 7,938,800
    shares in 1996 and 7,968,800 shares in 1995
    outstanding)                                           $47.54      $43.96
=============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the Years Ended December 31)          (In thousands)1996   1995      1994
Operating Activities
  Net Income                                     $  46,516  $ 41,280  $ 37,520
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                        6,650    (3,100)    2,200
    Deferred tax expense (credit)                   (1,893)     (124)      497
    Provision for depreciation and amortization      8,628     6,995     6,415
    Net amortization on securities                  (1,959)      606     4,058
    Gain on security transactions                   (6,121)     (127)   (2,113)
    Loss on security transactions                        -     3,959     1,904
    Gain on  loan sales                             (1,140)     (405)   (1,634)
    Loss (gain) on sales of premises and equipment    (177)       (4)      125
    Loss (gain) on sales of other assets            (3,375)       50      (216)
    Net decrease(increase) in loans held for sale    2,676   (13,022)  146,188
    Decrease (increase) in interest receivable,
      prepaid expenses, and other assets             1,604    (1,688)   (4,350)
    Increase (decrease) in interest payable,
      accrued expenses, and other liabilities        1,144     7,177      (858)
------------------------------------------------------------------------------
        Net Cash Provided by Operating Activities   52,553    41,597   189,736

Investing Activities
  Net decrease (increase) in federal funds sold
    and interest-bearing balances with other banks (18,940)    8,902    10,590
  Proceeds from maturities of securities held
    to maturity                                    126,379    99,193   180,018
  Purchases of securities held to maturity        (166,996)  (74,456) (276,876)
  Proceeds from maturities of securities
    available for sale                              35,000         _    30,588
  Proceeds from sales of securities
    available for sale                              25,558   183,626    75,565
  Purchases of securities available for sale       (43,911) (170,759) (184,820)
  Net increase in lending activities              (125,603)  (96,574)  (98,418)
  Proceeds from sales of premises and equipment        310        28       557
  Proceeds from sales of other assets               14,850     6,731     3,860
  Purchases of premises and equipment              (15,884)   (9,534)   (8,335)
  Purchase of other assets                         (15,470)  (20,985)   (6,258)
  Acquisition of banks                                    -     (100)  (10,040)
------------------------------------------------------------------------------
        Net Cash Used in Investing Activities     (184,707)  (73,928) (283,569)

Financing Activities
  Net increase (decrease) in total deposits        129,500    (7,040)  151,514
  Net increase (decrease) in short-term borrowings  37,927    65,854   (22,998)
  Acquisition of treasury stock                     (1,879)        -         -
  Cash dividends                                   (15,930)  (11,555)  (11,953)
------------------------------------------------------------------------------
        Net Cash Provided by Financing Activities  149,618    47,259   116,563
------------------------------------------------------------------------------
        Increase  in cash and cash equivalents      17,464    14,928    22,730
Cash and cash equivalents at beginning of year     149,307   134,379   111,649
------------------------------------------------------------------------------
        Cash and Cash Equivalents at End of Year  $166,771  $149,307  $134,379
==============================================================================
Total interest payments on deposits and purchased funds were $67,303,000 in 1996, $65,872,000 in 1995, and $49,050,000 in 1994. Income tax payments made during the calendar years of 1996, 1995 and 1994 were $26,096,000, $21,129,000, and $17,381,000, respectively. Securities totaling $14,434,000 were transferred between held to maturity and available for sale upon adoption of SFAS 115 in 1994. An adjustment for the net change in unrealized gains on securities available for sale of $(1,639,000) and $9,815,000, net of tax, has been reflected in shareholders' equity in 1996 and 1995, respectively.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  Common                     Net Unrealized                    Total
                               Stock $10  Capital  Retained  Gains (Losses)  Treasury  Shareholders'
(in thousands)                 Par Value  Surplus  Earnings   on Securities     Stock         Equity

 Balance January 1, 1994         $80,000  $63,000  $150,402         $     -   $  (426)      $292,976
   Adoption of SFAS 115                -        -         -           1,440         -          1,440
   Net income                          -        -    37,520               -         -         37,520
   Cash dividend declared              -        -   (11,953)              -         -        (11,953)
   Net unrealized loss on
    securities available for sale      -        -         -          (7,211)        -         (7,211)
----------------------------------------------------------------------------------------------------
 Balance December 31, 1994        80,000   63,000   175,969          (5,771)     (426)       312,772
   Net income                          -        -    41,280               -         -         41,280
   Cash dividend declared              -        -   (13,547)              -         -        (13,547)
   Net unrealized gain on
    securities available for sale      -        -         -           9,815         -          9,815
----------------------------------------------------------------------------------------------------
 Balance December 31, 1995        80,000   63,000   203,702           4,044      (426)       350,320
   Net income                          -        -    46,516               -         -         46,516
   Cash dividend declared              -        -   (15,915)              -         -        (15,915)
   Purchase of treasury stock          -        -         -               -    (1,879)        (1,879)
   Net unrealized loss on
    securities available for sale      -        -         -          (1,639)        -         (1,639)
----------------------------------------------------------------------------------------------------
 Balance December 31, 1996       $80,000  $63,000  $234,303          $2,405  $(2,305)       $377,403
====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
The National Bancorp of Alaska, Inc. (the Corporation) is the largest bank holding company in Alaska providing a full range of financial services through its principal subsidiary, National Bank of Alaska (the Bank). The Corporation with its subsidiaries provide banking services to Alaskan customers from operating offices located throughout the state of Alaska and in Seattle, Washington, and also engage in trust and investment banking, mortgage banking, consumer finance, credit card and merchant processing, and investments in limited partnerships.

PRESENTATION AND CONSOLIDATION: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and prevailing practices of the banking industry, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates that could differ significantly relate to the determination of the reserve for loan losses.

The consolidated financial statements include the accounts of National Bancorp of Alaska, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash and due from banks.

SECURITIES: Investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Management believes it has the ability and intent to hold such securities until maturity.

Securities available for sale, which are primarily U.S. Treasury securities, are valued in the aggregate at market with unrealized gains or losses recognized as a component of shareholders' equity. Although the Corporation has the ability to hold such securities, these securities may be sold in response to foreseeable events and conditions related to interest rate changes. Gains and losses from the sale of securities are computed under the specific identification method.

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

RESERVE FOR LOAN LOSSES: Loan losses are accounted for under the reserve method. Losses and recoveries are charged or credited directly to the reserve. The provision for loan losses is charged to operating expense and is based on management's evaluation of the loan portfolio, past loan loss experience, anticipated loan losses, growth in the loan portfolio, and other factors including economic conditions that deserve consideration in estimating existing and inherent loan losses in the portfolio. For the purpose of computing income tax, the Corporation provides the maximum expense allowable under applicable income tax laws.

Loans are deemed to be impaired when it is probable that all amounts due under the contractual terms of the loan agreements will not be collectable. Impairment is measured by comparing the fair value of the collateral or present value of future cash flows to the recorded investment in the loan. Impairment is recognized by establishing an allowance for impaired loan losses with a charge to the provision for loan losses.

TRUST ASSETS: Assets held in a fiduciary or agency capacity by the Bank's Trust Department for its customers are not included in these statements. The cash deposits of the Trust Department held by the Bank in the normal course of business are reported in the applicable deposit category of these statements.

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

OTHER REAL ESTATE OWNED: Other real estate owned comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These amounts are recorded at the lower of cost or fair value. Any writedown from the cost to fair value required at the time of foreclosure is charged to the reserve for possible loan losses. Subsequent write-downs and gains or losses recognized on the sale of these properties are included in other expense or other income.

MORTGAGE SERVICING RIGHTS: Effective January 1, 1996, the Corporation prospectively adopted Statement of Financial Accounting Standards (SFAS) 122, "Mortgage Servicing Rights." This statement eliminates the accounting distinction between purchased mortgage servicing rights and the retained rights associated with mortgage loans originated and sold. An asset is recognized for mortgage servicing rights based on the relative fair values of the servicing rights and the loan without the servicing rights. Impairment of servicing right assets is evaluated using fair value and recognized through a valuation allowance.

LIMITED PARTNERSHIPS: Investments in limited partnerships are recorded at cost and income is recognized when realized. Other than temporary impairments of value are recognized by a valuation allowance and a charge to income.

LONG-LIVED ASSETS: Effective January 1, 1996, the Corporation prospectively adopted SFAS 121, "Accounting for Impairment of Long-lived Assets." This statement establishes standards for the impairment of long-lived assets and certain identifiable intangibles, where impairment is recognized whenever the carrying amount of the asset is not recoverable or supportable by the fair value of the asset.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: During June, 1996, the Financial Accounting Standards Board (FASB) issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides guidance for identifying and recording transfers of financial assets as either sales or secured borrowings by application of a financial-components approach that focuses on transfer of control of the assets. Under that approach, an entity recognizes financial and servicing assets it controls and liabilities it has incurred, and derecognizes assets when control has been surrendered and liabilities extinguished. The statement is effective for years beginning after December 31, 1996.

During December 1996, FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers the implementation of the transfer and collateral provisions of SFAS 125 for one year. Prospective adoption of the provisions of these statements as they become effective is not expected to have a material effect on current financial statements.

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

EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year
(7,959,251 in 1996 and 7,968,800 shares in 1995 and 1994).

FAIR VALUE OF FINANCIAL INSTRUMENTS: A table of fair value of financial instruments is included in note 13. The following methods and assumptions were used to estimate fair value disclosures as defined under SFAS 107, "Disclosures about Fair Value of Financial Instruments":

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

Loans: For variable-rate loans that reprice frequently, fair values are based on carrying amounts. An estimate of the fair value of the remaining portfolio is based on discounted cash flow analyses applied to pools of similar loans, using weighted average coupon rate, weighted average maturity, and interest rates currently being offered for similar loans. Fair values for nonaccrual loans are based on the value of the collateral or the present value of the expected cash flow related to the loans.

Loan commitments and letters of credit: Fair values for loan commitments and guarantees are based on the current fees charged for similar contracts to customers with similar characteristics.

Loans held for sale: Fair values of residential mortgages with commitments to sell within 90 days are based upon the amounts receivable under the commitments. Fair values for other mortgages are based on the value of loans with similar characteristics.

Deposit liabilities: The fair values of demand, NOW, savings, and money market savings deposits are equal to the carrying amount at the reporting date. The carrying amount for variable rate time deposits approximate their fair value. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies currently offered interest rates to a schedule of aggregate expected monthly maturities of time deposits.

Short-term borrowings: For federal funds purchased, securities sold under agreement to repurchase and other purchased funds with maturities less than 90 days, the carrying amount represents their fair value. For securities sold under agreement to repurchase with maturities longer than 90 days, fair values are estimated using a discounted cash flow calculation using current interest rates for similar borrowings.



2. RESTRICTIONS ON CASH AND DUE FROM BANKS
The Bank is required to meet statutory reserve requirements. In part, these requirements are met by maintaining balances in a noninterest-bearing account at a Federal Reserve Bank. During 1996 and 1995, the average balance in this account totaled $12,548,000 and $12,490,000, respectively.

3. SECURITIES
The following table shows the major components of the securities portfolio, the maturity distribution of debt securities and a comparison of book and market value.

Investment Securities
December 31, 1996                     Amortized Unrealized  Unrealized  Market
(in thousands)                             Cost      Gains      Losses   Value
U.S. agencies and corporations         $317,145     $2,096    $(1,385) $317,856
State and political subdivisions         15,878         33         (3)   15,908
Corporate notes                          95,082      1,418        (28)   96,472
Mortgage and asset backed securities    144,738      1,545       (462)  145,821
Other securities                         23,630          -           -   23,630
-------------------------------------------------------------------------------
  Total                                $596,473     $5,092    $(1,878) $599,687
===============================================================================

Securities available for sale
December 31, 1996                     Amortized Unrealized  Unrealized  Market
(in thousands)                             Cost      Gains      Losses   Value
U.S. Treasury                          $188,933     $3,226      $    - $192,159
U.S. agencies and corporations           34,074        279           -   34,353
Other securities                         26,502        797       (259)   27,040
-------------------------------------------------------------------------------
  Total                                $249,509     $4,302      $(259) $253,552
===============================================================================

Investment Securities
December 31, 1995                     Amortized Unrealized  Unrealized  Market
(in thousands)                             Cost      Gains      Losses   Value
U.S. agencies and corporations         $303,304     $3,111    $(1,027) $305,388
State and political subdivisions          9,008         43         (3)    9,048
Corporate notes                          89,925      2,143       (351)   91,717
Mortgage and asset backed securities    138,498      1,863       (845)  139,516
Other securities                         12,666          -           -   12,666
-------------------------------------------------------------------------------
  Total                                $553,401     $7,160    $(2,226) $558,335
===============================================================================

Securities available for sale
December 31, 1995                     Amortized Unrealized  Unrealized  Market
(in thousands)                             Cost      Gains      Losses   Value
U.S. Treasury                          $198,793     $6,008    $      - $204,801
U.S. agencies and corporations           45,211        787           -   45,998
Other securities                         22,591        719       (718)   22,592
-------------------------------------------------------------------------------
  Total                                $266,595     $7,514      $(718) $273,391
===============================================================================

Maturities Distribution of Debt Securities
                                     Investment Securities  Available for Sale
December 31, 1996                     Amortized     Market   Amortized  Market
(in thousands)                             Cost      Value        Cost   Value
Due in 1 year or less                  $102,205   $102,129    $ 55,168 $ 55,464
Due after 1 year through 5 years        430,263    433,790     167,839  171,048
Due after 5 years through 10 years       27,372     27,147           -        -
Due after 10 years                       13,003     12,991           -        -
-------------------------------------------------------------------------------
  Total                                $572,843   $576,057    $223,007 $226,512
===============================================================================
Maturities of mortgage and asset backed securities are classified based on their anticipated repayment schedules. Actual repayments may vary due to prepayment of the underlying loans.

The Corporation pledged $477,295,000 of its U.S. Treasury and U.S.
agencies and corporations securities and $1,350,000 of its state and political subdivisions securities as of December 31, 1996, to secure public deposits, trust funds, securities sold under repurchase agreements and for other purposes. In 1995, $412,081,000 of its U.S. Treasury and U.S. agencies and corporations securities and $2,010,000 of its state and political subdivision were pledged. The Corporation does not have a trading security portfolio.

4. LOANS AND LEASE FINANCING
The Bank grants commercial, real estate and consumer loans to customers throughout the state. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

The following table represents an analysis of the loans and lease financing portfolio at December 31:

(in thousands)                             1996         1995
Commercial and industrial            $  503,309   $  470,480
Real estate construction                 34,767       24,999
Real estate long-term                   462,958      423,872
Consumer installment                    379,898      331,531
Nontaxable                               55,372       64,356
Lease financing                          10,674       11,602
------------------------------------------------------------
    Loans and Lease Financing        $1,446,978   $1,326,840
============================================================

The carrying amount and fair value of the loan portfolio, excluding leases, consists of the following at December 31:

                                          1996                    1995
                                Carrying        Fair     Carrying        Fair
(in thousands)                    Amount       Value       Amount       Value
Commercial and industrial     $  503,309  $  501,789   $  470,480  $  474,431
Real estate construction          34,767      34,774       24,999      24,966
Real estate long-term            462,958     460,603      423,872     422,841
Consumer installment             379,898     379,503      331,531     330,326
Nontaxable                        55,372      55,568       64,356      64,119
-----------------------------------------------------------------------------
    Loans                     $1,436,304  $1,432,237   $1,315,238  $1,316,683
=============================================================================

5. RESERVE FOR LOAN LOSSES
The following is a reconciliation of the loan loss reserve for the year ended December 31:

(in thousands)                                     1996      1995      1994
Balance at beginning of year                    $21,529   $19,226   $17,408
Loans charged off                                (7,737)   (4,544)   (2,884)
Recoveries of loans charged off                   2,560     9,947     2,502
Net (charge offs) recoveries                     (5,177)    5,403      (382)
Provision charged to operating expense            6,650    (3,100)    2,200
---------------------------------------------------------------------------
    Balance at End of Year                      $23,002   $21,529   $19,226
===========================================================================

The total investment in impaired loans was $5,493,000 and $2,073,000 at December 31, 1996 and 1995, respectively. Interest income on impaired loans is recorded on the cash basis and totaled $54,000 for 1996 and $132,000 for 1995. The average balance of impaired loans was $6,466,000 for 1996 and $3,434,000 for 1995. It has been determined that an allocation of the reserve for loan losses to impaired loans is not required.

6. PREMISES AND EQUIPMENT
The following table summarizes the components of premises and equipment at December 31:
(in thousands)                                       1996         1995
Buildings                                         $66,054      $64,284
Land                                               14,191       13,796
Leasehold improvements                              4,885        4,656
Equipment, furniture and fixtures                  50,830       38,519
----------------------------------------------------------------------
    Total Cost                                    135,960      121,255
Less accumulated depreciation                     (64,748)     (59,038)
----------------------------------------------------------------------
    Net Book Value                                $71,212      $62,217
======================================================================
Depreciation expense was $6,756,000 in 1996, $5,535,000 in 1995 and $5,132,000 in 1994.


7. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Information related to the Corporation's securities sold under agreement to repurchase at December 31, 1996, is segregated below by due date and by the type of securities sold:

                                              Less
                                               Than    30-90   After
(in thousands)                   Overnight  30 Days     Days 90 Days     Total
U.S. Treasury
  Carrying value                  $ 94,971  $ 5,449  $ 7,564 $17,010  $124,994
  Market value                      96,520    5,555    7,714  17,184   126,973
  Repurchase agreements             92,959    3,563    3,051  13,453   113,026
  Interest rate                      4.91%    4.52%    4.65%   5.28%     4.94%
------------------------------------------------------------------------------
U.S. government agencies
 and corporations:
  Carrying value                  $205,261  $15,189  $11,649 $32,142  $264,241
  Market value                     205,794   15,417   11,704  32,290   265,205
  Repurchase agreements            198,755    7,102   11,125  26,906   243,888
  Interest rate                      4.36%    4.79%    5.05%   5.19%     4.50%
------------------------------------------------------------------------------
Total
  Carrying value                  $300,232  $20,638  $19,213 $49,152  $389,235
  Market value                     302,314   20,972   19,418  49,474   392,178
  Repurchase agreements            291,714   10,665   14,176  40,359   356,914
  Interest rate                      4.54%    4.70%    4.96%   5.22%     4.64%
------------------------------------------------------------------------------
Carrying value and market value of the securities include accrued interest.


8. SHAREHOLDERS' EQUITY
Dividends: The Corporation declared cash dividends of $2.00 per share in 1996.

Regulatory Restrictions: Federal banking regulations restrict dividends declared by the bank to current year net income combined with retained earnings from the prior two years. In 1997, the Bank may declare dividends of $663,000 plus 1997 net profits without receiving approval from the Comptroller of the Currency.

The Bank is also limited in making loans to affiliates, including the Corporation, unless the loans are collateralized by specific obligations.

Under capital adequacy guidelines and regulatory framework for prompt correction action, the Bank must meet specific ratios of capital to assets as defined to avoid regulatory action. At December 31, 1996, the minimum Tier I, total capital, and leverage ratio requirements were 4%, 8%, and 4%, respectively. The Bank must also meet certain Tier I, total capital, and leverage ratios to be categorized as well capitalized. As of December 31, 1996, these ratios were 6%, 10% and 5%, respectively.

The Bank's Tier I, total capital, and leverage ratios at December 31, 1996, were 12.9%, 14.1% and 9.6%, respectively. The Bank's ratios at December 31, 1995 were 13.5%, 14.7% and 10.0%, respectively. The Bank was categorized as well capitalized in the most recent notification by the Comptroller of the Currency. There have been no events or conditions since that notification that management believes would change the Bank's capital category.

9. OPERATING LEASES
The Corporation, under various noncancelable agreements, leases certain real and personal properties with terms ranging from one to ten years. Most leases contain renewal options and some contain provisions for increased rentals under certain conditions. Future minimum payments under noncancelable operating leases with terms in excess of one year as of December 31, 1996, are as follows:

                                               Minimum Lease
(in thousands)                                      Payments
   1997                                               $1,729
   1998                                                  920
   1999                                                  761
   2000                                                  653
   2001                                                  329
   Later Years                                         3,658
------------------------------------------------------------
      Total Minimum Lease Payments                    $8,050
============================================================

Rental expense for all operating leases was $2,891,000, $3,316,000, and $3,220,000 for the years ended 1996, 1995 and 1994, respectively.

10. COMMITMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Corporation offers certain financial products to its customers, including commitments for the extension of credit, letters of credit, and guarantees, which are properly not reflected in the financial statements. The exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of those instruments. The Corporation had outstanding standby letters of credit totaling $17,174,000 at December 31, 1996 and $9,768,000 at December 31, 1995. Commitments for loans and investments approximated $568,937,000 at December 31, 1996 and $364,069,000 at December 31, 1995. At December 31, 1996, the fair value of commitments for loans and letters of credit is $8,014,000, approximating the current fees charged for similar contracts to customers with similar characteristics. The fair value at December 31, 1995 was $5,104,000. There are no recourse obligations regarding the servicing of loans.

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

11. RELATED PARTY TRANSACTIONS
In the ordinary course of business, executive officers and directors of the Corporation and companies in which certain directors are principal owners, were loan customers of, and had other transactions with the Corporation and its subsidiaries. The aggregate indebtedness to the Corporation andits subsidiaries of these parties approximated $36,695,000 and $43,028,000 at December 31, 1996 and 1995, respectively. During 1996, $57,517,000 of new loans were made and repayments totaled $50,721,000. It is the policy of the Corporation and its subsidiaries that such loans be made on substantially the same terms as those prevailing at the time for comparable loans to other parties.

12. EMPLOYEE BENEFIT PLANS
The Corporation has a noncontributory, qualified profit sharing plan for its salaried employees. Contributions to the plan are based on Bank performance and approved by the Board of Directors. Contributions to the plan charged to operations were $5,582,000 in 1996, $4,954,000 in 1995, and $4,502,000 in 1994.
The plan provides a voluntary deferred compensation program, which permits participants to defer up to 15% of their salaries. The Corporation will provide a matching contribution of 50% of each participant's deferral, limited to 3% of the participant's total salary. The employee's deferred salary account, which is immediately vested and nonforfeitable at all times, is generally distributable in the same manner as other benefits under this plan.

The Corporation currently offers continued enrollment in the medical insurance program to qualified retiring employees and directors. This postretirement benefit becomes available to participants in the medical insurance program if they meet minimum age and service requirements and if they agree to contribute a portion of the cost. Postretirement benefits accrue during the years of service prior to the vestment of the benefits. The Corporation has the right to modify or terminate these benefits for current and future retirees at any time.

The accumulated benefit obligation was determined using a discount rate of 8.0% in 1994 and 1995 and 7.5% in 1996 and an assumed health care cost trend rate of 8.0% for 1994 and 1995 and 5.5% for 1996. The actuarial and recorded liabilities, none of which are funded, and components of periodic cost for these postretirement benefits at December 31 are in the following table.

 Accumulated Benefit Obligation:(in thousands)     1996      1995      1994
  Actives - fully eligible                      $   263   $   172   $   161
  Actives - other                                 1,190     1,170     1,095
  Retirees                                        1,420     1,824     1,706
---------------------------------------------------------------------------
  Total                                         $ 2,873   $ 3,166   $ 2,962
---------------------------------------------------------------------------
  Unrecognized Transition
     Obligation                                $ (1,929) $ (2,058) $ (2,187)
  Unrecognized Net
     Gain                                         1,081       602       643
---------------------------------------------------------------------------
  Accrued Postretirement
     Benefit Cost                              $  2,025   $ 1,710   $ 1,418
---------------------------------------------------------------------------
Net Periodic Cost:
  Service Cost                                  $   105   $   105   $   110
  Interest Cost                                     248       232       216
  Amortization of unrecognized
     transition obligation                          129       129       129
  Amortization of net gain                          (34)      (41)      (16)
--------------------------------------------------------------------------
  Total Expense                                 $   448   $   425    $  439
---------------------------------------------------------------------------

The effect on the present value of a one percent increase in the health care cost trend rate, would result in an increase of $498,000 in the obligation and a corresponding increase of $67,000 in the 1996 aggregate service and interest components of expense.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table summarizes carrying amounts and fair values of financial instruments at December 31:

                                          1996       1995
                                      Carrying       Fair   Carrying      Fair
(in thousands)                          Amount      Value     Amount     Value
Cash and due from banks              $ 166,771  $ 166,771  $ 149,307 $ 149,307
Interest-bearing balances with banks       233        233      1,293     1,293
Federal funds sold                      20,000     20,000          -         -
Investment securities                  596,473    599,687    553,401   558,335
Securities available for sale          253,552    253,552    273,391   273,391
Loans (excluding lease financing)    1,436,304  1,432,237  1,315,238 1,316,683
Loans held for sale                     31,563     31,593     33,099    33,269
Demand deposits                      $ 539,309  $ 539,309  $ 539,714 $ 539,714
NOW                                    174,470    174,470    148,896   148,896
Savings                                297,058    297,058    303,432   303,432
Money market savings                   304,000    304,000    291,325   291,325
Time                                   552,216    552,606    457,114   459,367
Federal funds purchased                  7,655      7,655     42,812    42,812
Securities sold under agreement to
  repurchase                           356,914    356,978    283,047   283,142
Other purchased funds                      898        898      1,681     1,681

Methods and assumptions used to determine fair values of financial instruments are included in note 1. Additional details on fair value of securities is included in note 3. Additional detail on fair value of loans is included in note 4.

14. INCOME TAXES
The provision for income taxes, including the tax effect on securities transactions for the year-ended December 31, is derived as follows:

(in thousands)                                     1996      1995      1994
Current tax expense
Federal income taxes                            $21,733   $17,626   $16,014
State income taxes                                5,673     4,169     3,706
---------------------------------------------------------------------------
    Total Current Tax Expense                    27,406    21,795    19,720
Deferred tax expense (credit)                    (1,893)     (124)      497
---------------------------------------------------------------------------
    Total                                       $25,513   $21,671   $20,217
===========================================================================

Applicable to operating income                  $23,345   $22,987   $20,144
Applicable to securities transactions             2,168    (1,316)       73
---------------------------------------------------------------------------
    Total                                       $25,513   $21,671   $20,217
===========================================================================

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                                   1996      1995      1994
(in thousands)                                  Percent   Percent   Percent
Statutory federal income tax rate                 35.0%     35.0%     35.0%
Tax-exempt interest income                        (2.2)     (3.3)     (3.1)
State income tax, net of federal tax benefit       5.1       4.3       4.3
Other                                             (2.5)     (1.7)     (1.2)
--------------------------------------------------------------------------
    Total Provision For Income Taxes              35.4%     34.3%     35.0%

The Corporation had net deferred tax assets of $7,634,000 at December 31, 1996, and $4,625,000 at December 31, 1995. Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

                                            1996                1995
                                        Deferred Tax        Deferred Tax
(in thousands)                      Assets  Liabilities    Assets Liabilities
Provision for loan losses        $  10,135   $        -  $  9,324    $      -
Alaska state income tax              1,279            -     1,442           -
Other real estate owned                353            -       615           -
Depreciation and amortization            -        1,549         -       2,853
Net unrealized security gains            -        1,637         -       2,752
Other                                1,820        1,189     2,193       1,731
-----------------------------------------------------------------------------
    Subtotal                        13,587        4,375    13,574       7,336
    Valuation Allowance             (1,578)           -    (1,613)          -
-----------------------------------------------------------------------------
    Total deferred taxes           $12,009       $4,375   $11,961      $7,336
=============================================================================
The Corporation has established a valuation allowance of $1,578,000 against deferred tax assets, and it has not changed materially during the year.
In order for the net deferred tax asset to be fully realized, it would require sufficient taxable income of the appropriate character

15. NATIONAL BANCORP OF ALASKA, INC. (PARENT COMPANY ONLY) FINANCIAL
INFORMATION
STATEMENTS OF INCOME
Year-Ended December 31     (in thousands)          1996      1995      1994
Income:
  Dividends from National Bank of Alaska        $36,400   $33,200   $31,200
  Interest on balances with banks                 1,412     1,089       442
  Dividends from securities                       1,683     1,527     1,637
  Interest on loans                               1,617     1,424     1,336
  Securities transactions                         6,063       127      (118)
  Other                                             160       120         -
---------------------------------------------------------------------------
      Total Income                               47,335    37,487    34,497

Expenses                                          2,102       699       719
---------------------------------------------------------------------------
  Income before income taxes and equity in
     undistributed net income of subsidiaries    45,233    36,788    33,778
  Income taxes                                    2,225       444        46
---------------------------------------------------------------------------
                                                 43,008    36,344    33,732
  Equity in undistributed net income
    of subsidiaries                               3,508     4,936     3,788
---------------------------------------------------------------------------
      Net Income                                $46,516   $41,280   $37,520
===========================================================================


STATEMENTS OF CONDITION
December 31       (in thousands)                          1996         1995
Assets:
  Interest-bearing balances with banks                $ 41,852     $ 34,512
  Loans                                                 24,278       24,248
  Securities                                            27,039       22,592
  Investment in subsidiaries                           256,053      249,503
  Limited partnerships                                  32,197       23,229
  Other assets                                           1,319          507
---------------------------------------------------------------------------
      Total Assets                                    $382,738     $354,591
===========================================================================

Liabilities and Shareholders' Equity:
  Dividends payable                                  $   3,969   $    3,984
  Other liabilities                                      1,366          287
---------------------------------------------------------------------------
      Total Liabilities                                  5,335        4,271

      Total Shareholders' Equity                       377,403      350,320
---------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity      $382,738     $354,591
===========================================================================

STATEMENTS OF CASH FLOWS
Year-Ended December 31     (in thousands)            1996      1995      1994
Operating Activities
  Net Income                                      $46,516   $41,280   $37,520
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Undistributed net income from subsidiaries     (3,508)   (4,936)   (3,788)
    (Gains) losses on securities transactions      (6,063)     (127)      118
    Decrease in receivables                           780       257       398
    Increase (decrease) in other liabilities        1,079       152       (30)
-----------------------------------------------------------------------------
      Net Cash Provided by Operating Activities    38,804    36,626    34,218

Investing Activities
  Net increase in balances with banks              (7,340)   (4,575)  (19,747)
  Net decrease (increase) in lending activity         (30)   (4,621)    1,329
  Investment in subsidiary                         (5,000)        -    (2,349)
  Advances to subsidiary                             (500)        -         -
  Proceeds from sales of assets                     8,386     4,320    30,260
  Purchases of limited partnerships               (12,600)  (18,010)   (2,366)
  Purchases of assets                              (3,911)   (2,185)  (29,392)
-----------------------------------------------------------------------------
      Net Cash Used in Investing Activities       (20,995)  (25,071)  (22,265)

Financing Activities
  Cash dividends                                  (15,930)  (11,555)  (11,953)
  Acquisition of treasury stock                    (1,879)        -         -
-----------------------------------------------------------------------------
      Net Cash Used in Financing Activities       (17,809)  (11,555)  (11,953)

      Increase (decrease) in cash                       -         -         -
  Cash at beginning of year                             -         -         -
-----------------------------------------------------------------------------
      Cash at End of Year                        $      -  $      -  $      -
==============================================================================

16. OTHER INCOME AND EXPENSE
The following tables summarize the components of other income and expense:

Other Income

(in thousands)                                     1996      1995      1994
Trust department income                         $ 2,238   $ 2,114   $ 2,013
Service charges on deposit accounts              12,292    11,867    10,721
Mortgage servicing fees                           8,112     7,936     7,574
Credit card service fees                          6,178     5,849     5,161
Securities transactions                           6,121   (3,832)       209
Net gain on sale of other real estate owned       3,375        82       216
Other                                            12,311     9,976     9,644
---------------------------------------------------------------------------
      Total Other Income                        $50,627   $33,992   $35,538
===========================================================================

Other Expense

(in thousands)                                     1996      1995      1994
Salaries                                      $  38,251   $36,802   $37,167
Profit sharing and other employee benefits       11,427    10,415    10,566
Net occupancy expense of bank premises            7,394     7,135     7,038
Furniture and equipment expense                   9,267     8,267     7,764
Stationery/printing                               2,785     2,676     2,357
Telecommunications                                4,066     2,469     2,127
Computer program and processing                   5,414     7,050     3,479
FDIC insurance premium                                2     1,958     3,496
Other                                            23,755    17,916    15,078
---------------------------------------------------------------------------
      Total Other Expense                      $102,361   $94,688   $89,072
===========================================================================


REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS
Board of Directors
National Bancorp of Alaska, Inc.

We have audited the accompanying consolidated statements of condition of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP

Anchorage, Alaska
January 22, 1997

MANAGEMENT DISCUSSION & ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS
Net income for 1996 was $46,516,0000 or 13% higher than 1995 net income of $41,280,000. The increase in earnings was due to an increase in net interest income to $130,413,000, or $9,866,000 over 1995.

Return on average assets was 1.83% in 1996 compared to 1.70% in 1995. Return on average equity in 1996 was 12.78% and 12.41% in 1995. The ratio of equity to total assets at December 31, 1996 was 14.25% compared to 14.29% at the end of 1995.

During the fourth quarter of 1996 several significant transactions occurred. A capital gain from limited partnership investments of $4,923,000 was realized and a foreclosed property was sold for a gain of $3,305,000. Several large expenses in the fourth quarter had the effect of offsetting these nonrecurring gains. The reserve for possible loan loss was increased to $23,002,000 with a fourth quarter provision for loan losses of $4,400,000 in recognition of significant growth in the loan portfolio. In addition, charges against income of $1,766,000 and $1,102,000 were taken to record write downs of intangible assets related to purchases of assets and liabilities in previous years, and a charge of $1,309,000 was made to reflect an other than temporary decline in value of specific limited partnership investments.

In 1995, there were several unusual and nonrecurring transactions. During the first and fourth quarters, recoveries of loan losses allowed a cumulative provision for loan loss recoveries of $3,100,000 to be recorded for the year. During the first quarter, a portion of the securities portfolio was reinvested at higher yields and security losses of $3,947,000 were realized. In the fourth quarter, a contract to provide computer processing services was signed with M&I Data Services creating a one time charge of $3,140,000.

NET INTEREST INCOME
The most significant component of the Corporation's net income is net interest income which is the difference between interest and fee income earned on assets and interest expense on liabilities.

In 1996, fully taxable net interest income increased $9,430,000 over 1995. The net interest margin increased from 5.70% in 1995 to 5.89% in 1996. The increase in net interest income was a result of continued loan growth. Loans grew $120,138,000 from December 31, 1995 to $1,446,978,000 at December 31, 1996.
Consumer and commercial loans continued a growth pattern from the prior year spurred by activity in the branch network. Consumer real estate and construction lending resulted in a growth in real estate loans.

Interest rates leveled off and remained stable for much of the year providing a slight reduction in the cost of interest bearing funds from 4.42% in 1995 to 4.16%. The yield of earning assets was 8.83% in 1996 compared to 8.84% in 1995, with yields on loans dropping slightly from the prior year.

In 1995, fully taxable net interest income increased $7,303,000 over 1994. The net interest margin decreased from 5.78% in 1994 to 5.70% in 1995.

Two factors influenced a $26,876,000 growth in interest income in 1995. First, loans averaged $59,443,000 higher than 1994. Loan growth was primarily in the consumer and commercial categories. Second, securities available for sale were sold and reinvested in the first quarter of 1995 resulting in an increase in the overall yield from 6.11% in 1994 to 6.81% in 1995.

Interest rates continued to climb in the first part of 1995. The yield on average earning assets increased to 8.84% compared to 8.20% in 1994. Interest expense increased by $19,573,000 as the demand for time deposits and repurchase agreements increased due to higher rates. The cost of interest bearing liabilities increased to 4.42% in 1995 compared to 3.45% in 1994.

Table 1 - Analysis of Net Interest Income

(in thousands)                  1996      1995       1994       1993      1992
Interest income*          $  197,531 $  189,256 $  162,607 $  156,040 $  150,699
Interest expense              67,118     68,709     49,136     43,220     49,936
--------------------------------------------------------------------------------
Net interest income          130,413    120,547    113,471    112,820    100,763
Tax equivalent adjustment
  to interest income*          4,053      4,489      4,262      4,499      4,574
--------------------------------------------------------------------------------
Net interest income(fully
  taxable equivalent)        134,466    125,036    117,733    117,319    105,337
Average earning assets    $2,283,157 $2,192,711 $2,035,844 $1,994,445 $1,848,974
--------------------------------------------------------------------------------
Net Interest Margin            5.89%      5.70%      5.78%      5.88%      5.70%
--------------------------------------------------------------------------------
*Interest income includes loan fees of $7,221,000 in 1996, $6,095,000 in 1995, $8,429,000 in 1994, $10,850,000 in 1993, and $6,841,000 in 1992. The adjustment to convert nontaxable income to fully taxable equivalent basis is based on a marginal income tax rate of 40.5% in 1996 through 1993 and 39.5% in 1992.

NONINTEREST INCOME
Noninterest income in 1996 was 49% or $16,635,000 greater than in 1995. Gains on securities were $6,178,000 compared to security losses in 1995 of $3,832,000. This included capital gains from limited partnership investments of $6,063,000 and $127,000 in 1996 and 1995, respectively. Gains on sales of other real estate owned were $3,375,000 compared to $82,000 in 1995. Gains and fees related to lending activity included in other income grew by $1,315,000 over 1995.

Noninterest income decreased 4% from 1994 to $33,992,000 in 1995. Losses on security transactions of $3,832,000 and a decrease in gains on loan sales to $405,000 led to the decrease. Service charges on deposit accounts increased $1,146,000 and credit card service fees increased $688,000.

Table 2 - Analysis of Noninterest Income

                                             Increase          Increase
                                           (Decrease)        (Decrease)
(in thousands)                         1996      %      1995      %      1994
Trust department income             $ 2,238      6%  $ 2,114      5%  $ 2,013
Service charges on deposit accounts  12,292      4    11,867     11    10,721
Mortgage servicing fees               8,112      2     7,936      5     7,574
Credit card service fees              6,178      6     5,849     13     5,161
Securities transactions               6,121    N/A    (3,832)   N/A       209
Net gain on sale of other real
  estate owned                        3,375    N/A        82    (62)      216
Other                                12,311     23     9,976      3     9,644
-----------------------------------------------------------------------------
    Total Noninterest Income        $50,627     49%  $33,992    (4)%  $35,538
=============================================================================

NONINTEREST EXPENSE
In 1996, noninterest expense increased $7,673,000 to $102,361,000. Other expense in noninterest expense include charges of $1,766,000 and $1,102,000 to record write downs of intangible assets related to purchases of assets and liabilities in previous years and a charge of $1,100,000 which was made to reflect an other than temporary decline in value of limited partnership investments. Computer program and processing expense is down due to the one time charge taken in 1995 associated with the contract with M&I Data Services. The telecommunications expense increase resulted from a contract executed with General Communications, Inc. to provide telecommunication and distributed processing services, some of which were previously provided internally and reflected in other expense categories. FDIC insurance premiums were lowered to the minimum level in 1996.

Noninterest expense for 1995 increased $5,616,000 or 6% over 1994. Computer programming and processing expense increased to $7,050,000 for 1995 due to a one-time charge of $3,140,000 associated with executing a multi-year contract with M&I Data Services to provide computer processing services. FDIC insurance premiums were lowered during 1995, resulting in a reduction of $1,538,000 in expense from 1994.

Table 3 - Analysis of Noninterest Expense

                                             Increase          Increase
                                           (Decrease)        (Decrease)
(in thousands)                         1996      %      1995      %      1994
Salaries                          $  38,251      4%  $36,802     (1)% $37,167
Profit sharing and other
  employee benefits                  11,427     10    10,415     (1)   10,566
Net occupancy expense of
  bank premises                       7,394      4     7,135      1     7,038
Furniture and equipment expense       9,267     12     8,267      6     7,764
Stationery/printing                   2,785      4     2,676     14     2,357
Telecommunications                    4,066     65     2,469     16     2,127
Computer program and processing        5,414   (23)    7,050    103     3,479
FDIC insurance premium                    2    (99)    1,958    (44)    3,496
Other                                23,755     33    17,916     19    15,078
-----------------------------------------------------------------------------
    Total Noninterest Expense      $102,361      8%  $94,688      6%  $89,072
=============================================================================

INVESTMENT SECURITIES, SECURITIES AVAILABLE FOR SALE AND SHORT-TERM INVESTMENTS

In 1996, investment securities increased $43,072,000 to $596,473,000, funded by a growth in time deposits and securities sold under an agreement to repurchase. Securities issued by U.S. Treasury, federal agencies and corporations increased by $13,841,000 and other securities increased by $10,964,000 due primarily to acquisition of restricted stock of Federal Home Loan Bank.

Mortgage and asset backed securities are collateralized with U.S. government agency and corporate securities, residential mortgage loans or consumer loans. All are investment grade with the majority having Aaa Moody credit rating. These securities are paid down as the underlying collateral is paid.

The Corporation prudently manages the security portfolio to provide long term financial stability, growth and profitability. The portfolio consists of high credit quality securities with primarily short and medium term maturities. The Corporation does not maintain a trading portfolio. Securities which may be sold for purposes of liquidity or asset/liability management are classified as securities available for sale and carried at market value.

Securities with a cost of $249,509,000 and a market value of $253,552,000 have been classified as securities available for sale, at December 31, 1996. These securities are held for long-term liquidity and by definition may be sold prior to maturity.

In 1995, investment securities decreased 4% or $25,331,000 from the prior year to fund growth in the loan portfolio. Securities issued by the U.S. Treasury, federal agencies and corporations decreased by $42,015,000, corporate notes increased by $46,602,000, and mortgage and asset backed securities decreased $19,283,000 over 1994.

Table 4 - Investment Portfolio

                                                     Book Value December 31
(in thousands)                                       1996      1995      1994
U.S. Treasury, federal agencies and corporations  $317,145  $303,304  $345,319
States and political subdivisions                   15,878     9,008    20,239
Corporate notes                                     95,082    89,925    43,323
Mortgage and asset backed securities               144,738   138,498   157,781
Other securities                                    23,630    12,666    12,070
------------------------------------------------------------------------------
    Total Investment Portfolio                    $596,473  $553,401  $578,732
==============================================================================

LIQUIDITY AND INTEREST RATE SENSITIVITY
A fundamental objective of management is to ensure that adequate liquidity is maintained to meet cash flow requirements without adverse liquidation of longer term assets. Long-term liquidity is provided from the short-term maturity structure of the security portfolio and continuous receipt of loan payments from bank customers. Other sources of long-term liquidity include a substantial core deposit base and the growth of capital. The Corporation has various external sources of short-term liquidity, including federal funds lines and repurchase agreement lines for the sale and repurchase of investment securities.

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

Securities Portfolio Weighted Average Yield (Fully Taxable Equivalent)
December 31, 1996                     Within 1 Year     1 - 5 Years    5 - 10 Years  Over 10 Years
(in thousands)                         Amount Yield    Amount Yield   Amount  Yield   Amount  Yield
Federal agencies and corporations     $73,903  5.52% $219,283  7.13% $23,959   6.86% $     -      -%
State and political subdivisions        3,376  7.10    12,502  7.37        -      -        -      -
Corporate notes                         5,016  5.65    90,066  6.87        -      -        -      -
Mortgage and asset backed securities   19,910  5.86   108,412  7.26    3,413   8.80   13,003   7.43
Other securities                            -     -         -     -        -      -   23,630   7.57
Securities available for sale          55,464  6.83   171,048  6.94        -      -   27,040  10.06

Loan Maturity and Interest Sensitivity (Selected Loans)
                                                  December 31, 1996
                                                       Maturity
                                         Within     1 - 5    Over 5
(in thousands)                           1 Year     Years     Years     Total
Commercial and industrial              $220,545  $162,477  $120,287  $503,309
Real estate construction                 29,950     4,817         -    34,767
Nontaxable                                3,001    14,865    37,506    55,372
-----------------------------------------------------------------------------
    Total Selected Loans               $253,496  $182,159  $157,793  $593,448
=============================================================================

Predetermined interest rate            $ 83,826  $ 92,874  $ 61,156  $237,856
Floating interest rate                  169,670    89,285    96,637   355,592
-----------------------------------------------------------------------------
    Total Selected Loans               $253,496  $182,159  $157,793  $593,448
=============================================================================

Maturity Distribution of Time Deposits over $100,000 (In Thousands)

Maturity in:   December 31
(in thousands)                                                 1996      1995
Within 3 months                                            $ 69,533  $ 79,168
3 to 6 months                                                27,899    26,984
6 to 12 months                                               51,095    25,973
Over 12 months                                              127,874    58,998
-----------------------------------------------------------------------------
    Total Time Deposits over $100,000                      $276,401  $191,123
=============================================================================

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

At December 31, 1996, loans and leases were $1,446,978,000, an increase of 9% over December 31, 1995. Installment loans increased by 15% or $48,367,000 over the prior year from a continued emphasis on consumer lending. The long term real estate portfolio grew by $39,086,000 or 9% over 1995 with growth in consumer lending secured by real estate. The commercial loan portfolio posted a 7% increase or $32,829,000. Real estate construction increased by $9,768,000 over 1995. Nontaxable and lease financing categories ended with lower balances than the previous year end.

The Bank had no debt outstanding to developing countries at December 31, 1996.

Loans and leases were $1,326,840 at December 31, 1995, an increase of 8% or $100,676,000 from December 31, 1994. Installment loans increased by $60,237,000 or 22% over the prior year from continued demand in consumer lending. Commercial and industrial loans increased by $30,614,000 from loans throughout the statewide branch system. Nontaxable loans decreased by 5% from 1994 while other loan categories experienced moderate growth during the year.

Loans held for sale increased to $33,099,000 at December 31, 1995 from $19,627,000 at December 31, 1994. The increase is consistent with the declining interest rate environment at the end of 1995.

Table 5 - Loans and Lease Portfolio

                                                        December 31
(in thousands)                    1996       1995       1994       1993     1992
Commercial and industrial   $  503,309 $  470,480 $  439,866 $  425,187 $412,419
Real estate construction        34,767     24,999     21,845     28,971   18,613
Real estate long-term          462,958    423,872    415,017    380,240  244,366
Consumer installment           379,898    331,531    271,294    204,744  163,796
Nontaxable                      55,372     64,356     68,049     72,719   82,180
Lease financing                 10,674     11,602     10,093     10,709    7,625
--------------------------------------------------------------------------------
  Loans and Lease Financing $1,446,978 $1,326,840 $1,226,164 $1,122,570 $928,999
================================================================================
  Loans Held for Sale        $  31,563 $   33,099 $   19,627 $  164,181 $ 67,856
================================================================================

Nonperforming Assets
The quality of the loan portfolio is maintained with an effective loan administration program combined with periodic credit reviews. Management is actively involved in reviewing and evaluating the credit quality of the loan portfolio. Also, an internal loan review staff conducts periodic examinations of the portfolio's credit quality, documentation and administration. Results of these examinations are reported to the Chairman of the Board and the Audit Committee of the Board of Directors.

A primary measure of the loan quality is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming assets are defined as the sum of nonaccrual loans, restructured loans, loans past due 90 days or more and other real estate owned. As shown in Table 6, the ratio of nonperforming assets to total loans and other real estate owned increased to 1.10% at December 31, 1996, compared to 0.83% at December 31, 1995. Total nonperforming assets increased $4,949,000 in 1996. The low level of nonperforming assets is a result of continued active monitoring and management of troubled credits and management's emphasis on the recognition of losses as they are identified, together with a continued stable economy.


A loan is classified as nonaccrual when principal or interest are in default for 90 days or more, unless the loan is well secured and in the process of collection. Accrual of interest is discontinued for nonaccrual loans, and interest previously recorded as earned and not collected is reversed. Interest income on nonaccrual loans which would have been recorded if these loans had been current in accordance with their original terms was $744,000 in 1996 and $244,000 in 1995. Actual interest income recorded for these loans was $54,000 in 1996 and $51,000 in 1995.

Certain loans are restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the respective borrowers. Once a loan is placed in this category, it remains until the terms are no longer more favorable than those of other customers. Interest income on restructured loans which would have been recorded under their original terms was $183,000 in 1996 and $310,000 in 1995. Actual interest income recorded for those loans was $109,000 in 1996 and $122,000 in 1995. At December 31, 1996, the Bank had no commitments to lend additional funds to borrowers with restructured loans.

Table 6
(in thousands)                         1996    1995     1994     1993     1992
Nonaccrual loans
  Commercial and industrial         $ 1,451 $   700  $ 1,763  $ 2,687  $ 4,991
  Real estate construction              166     166       63      163       65
  Real estate long-term               3,841   1,162    1,528      687      648
  Other                                  35      45        -        -        -
------------------------------------------------------------------------------
    Total                           $ 5,493 $ 2,073  $ 3,354  $ 3,537  $ 5,704
------------------------------------------------------------------------------

Restructured loans
  Commercial and industrial         $     - $     -  $     -  $   143  $   144
  Real estate construction               85      94      102      116      123
  Real estate long-term                  95     242    1,612      103    1,091
------------------------------------------------------------------------------
    Total                           $   180 $   336  $ 1,714  $   362  $ 1,358
------------------------------------------------------------------------------

Accruing loans past due
  90 days or more                   $ 9,945 $ 5,459  $ 5,539  $ 2,098  $ 1,269
------------------------------------------------------------------------------
Other real estate owned             $   326 $ 3,127  $ 4,344  $11,259  $12,510
------------------------------------------------------------------------------
Total nonperforming assets          $15,944 $10,995  $14,951  $17,256  $20,841
------------------------------------------------------------------------------
Nonaccrual loans as a percentage
of loans and leases at year-end       0.38%   0.16%    0.27%    0.32%    0.61%

Restructured loans as a percentage
of loans and leases at year-end       0.01%   0.03%    0.14%    0.03%    0.15%

Nonperforming assets as a percentage
of loans and leases and other real
estate owned at year-end              1.10%   0.83%    1.22%    1.52%    2.21%

RESERVE FOR LOAN LOSSES AND PROVISION FOR LOAN LOSSES
Although the Bank maintains sound credit policies and procedures, credits may deteriorate and are charged off as losses when identified. The reserve for loan losses is maintained to absorb potential losses. Management views this reserve as a source of financial strength. The reserve for loan losses was $23,002,000 at December 31, 1996. This maintains a reserve of 1.59% of outstanding loans reflecting management's commitment to maintain an adequate reserve against potential losses.

The provision for loan losses charged to income was $6,650,000 in 1996, compared to a provision for loan loss recovery of $3,100,000 credited to income in 1995. Net charge offs were $5,177,000 in 1996 compared to net recoveries of $5,403,000 in 1995.

Management evaluates the adequacy of the Bank's reserve for loan loss on at least a quarterly basis. This evaluation takes into consideration current economic conditions, with particular emphasis on Alaska's economy, historical loss experience, review of portfolio credit quality, and management's monthly evaluation of specific, identified nonperforming loans. Management believes the reserve for loan losses is adequate to absorb potential losses and intends to maintain the reserve at a prudent level.

Table 7
(in thousands)                    1996       1995       1994       1993     1992
Analysis of Reserve for
  Loan Losses
Balance January 1              $21,529    $19,226    $17,408    $21,338  $21,284
Provision charged to operations 6,650 (3,100) 2,200 7,700 4,000 Recoveries on loans
  previously charged off         2,560      9,947      2,502      2,674    1,537
Less loans charged off         (7,737)    (4,544)    (2,884)   (14,304)  (5,483)
--------------------------------------------------------------------------------
Balance December 31            $23,002    $21,529    $19,226    $17,408  $21,338
================================================================================

Composition of Loan Charge
  Off and Recoveries
Loans Charged Off:
  Commercial loans and leases  $ 1,867    $   954    $   265    $12,064  $ 2,130
  Real estate construction           6        113         50        115    1,401
  Real estate long-term          1,574        116         86        123      427
  Consumer                       3,232      2,644      1,804      1,438      968
  Visa                           1,058        717        679        564      557
--------------------------------------------------------------------------------
    Total Charge Offs            7,737      4,544      2,884     14,304    5,483
--------------------------------------------------------------------------------
Recoveries:
  Commercial loans and leases      403      7,643        514        920      514
  Real estate construction           5         16        122        175      151
  Real estate long-term            286        657        495        621      263
  Consumer                       1,633      1,445      1,204        787      439
  Visa                             233        167        153        155      159
  Nontaxable                         -         19         14         16       11
--------------------------------------------------------------------------------
    Total Recoveries             2,560      9,947      2,502      2,674    1,537
--------------------------------------------------------------------------------
    Net Charge Offs            $ 5,177    $(5,403)   $   382    $11,630  $ 3,946
================================================================================
Loan and Lease Statistics
Average loans and leases    $1,405,194 $1,306,685 $1,202,249 $1,052,326 $889,548
Loans and leases at year-end 1,446,978  1,326,840  1,226,164  1,122,570  928,999
Reserve for loan losses as a
percentage of:
  Average loans and leases        1.64%      1.65%      1.60%      1.65%   2.40%
  Loans and leases at year-end    1.59       1.62       1.57       1.55    2.30
Net charge offs as a
  percentage of:
  Average loans and leases        0.37      (0.41)      0.03       1.11    0.44
  Loans and leases at year-end    0.36      (0.41)      0.03       1.04    0.42

DEPOSITS AND SHORT-TERM BORROWINGS
In 1996, total deposits increased $126,572,000 or 7% from December 31, 1995.
At December 31, 1996, NOW, savings, and money market savings increased $31,875,000 or 4% over 1995, with most of the growth in a competitively priced business NOW product. Time deposits increased $95,102,000 or 21% from the prior year's balance. Time deposits from the Alaska Permanent Fund Corporation increased $75,000,000 to $125,000,000 during 1996. Demand deposits did not change compared to the same period in 1995.

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

Short-term borrowings include Federal funds purchased and repurchase agreements in the amount of $364,569,000 and other borrowings of $898,000 at December 31, 1996.

Table 8 - Deposit Structure
                                  Average for Year Ended December 31
(in thousands)              1996       1995       1994       1993       1992
Demand                $  529,227 $  512,401 $  506,669 $  474,226 $  430,154
NOW                      156,695    150,401    151,276    133,987    120,080
Savings                  294,374    296,784    302,566    265,452    229,340
Money Market Savings     295,932    296,735    299,948    265,422    256,095
Time                     511,696    460,613    399,159    404,351    460,398
-----------------------------------------------------------------------------
  Total Deposits      $1,787,924 $1,716,934 $1,659,618 $1,543,438 $1,496,067
=============================================================================

Deposits by Type of Depositor at December 31

(in thousands)               1996        1995       1994       1993       1992
Individuals, partnerships
  and corporations       $1,682,900 $1,632,547 $1,630,233 $1,490,039 $1,419,837
United States government      5,035      5,543      6,814      4,466      5,696
State and political
  subdivisions              164,171     86,855     90,270     91,985     92,615
Other                        14,947     15,536     20,304     19,657     18,122
-------------------------------------------------------------------------------
  Total                  $1,867,053 $1,740,481 $1,747,621 $1,606,147 $1,536,270
===============================================================================
Time deposits include $100,000 in 1994, $10,140,000 in 1993 and $10,238,000 in
1992 in brokered deposits assumed through bank acquisitions. The Bank did not renew maturing brokered deposits.

Table 9 - Funds Purchased
The following table provides an analysis of funds purchased:
                                 Federal Funds Purchased and
                                   Securities Sold Under                   Total
                                  Agreement to Repurchase             Purchased Funds
(in thousands)                      1996      1995      1994      1996      1995      1994

Balance at December 31          $364,569  $325,859  $259,983  $365,467  $327,540  $261,686
Average for the year             354,613   348,261   271,475   356,266   349,622   272,308
Maximum month-end balance        385,275   407,675   291,032   386,399   408,789   291,651
Average rate for the year*          4.76%     5.25%     3.72%     4.75%     5.23%     3.72%
Average rate at year-end            4.67      4.86      4.57      4.67      4.84      4.56

*The average interest rate is computed by dividing the respective interest expense by the average daily balance.

LIMITED PARTNERSHIP INVESTMENTS
The Corporation has a relatively large amount of capital as a percentage of assets. In an effort to improve shareholder returns, the Corporation has invested in limited partnerships with eight investment firms who in turn make various equity investments. These investments provide higher returns than those available from traditional bank investments and have a higher risk associated with them. Each firm has invested from $1,000 to $4,000,000 in 4 to 46 individual companies. The Corporation's percentage share of any individual company does not exceed 10%.

At December 31, 1996, the Corporation had investments totaling $32,197,000 compared to $23,229,000 at December 31, 1995. The Corporation had commitments to invest an additional $45,760,000 at December 31, 1996.

Capital gains from these investments were $6,063,000 in 1996, $127,000 in 1995 and $1,439,000 in 1994. Write offs and net expenses from venture capital investments were $1,581,000 in 1996, $180,000 in 1995 and $486,000 in 1994.


SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES
The Corporation is a strongly capitalized bank holding company. Shareholders' equity increased by $27,083,000 from December 31, 1995 to $377,403,000 at December 31, 1996.

The ratio of equity to total assets was 14.33% for 1996 compared to 13.71% for 1995. The Corporation's level of capitalization exceeds current and proposed regulatory guidelines. The current quarterly dividend rate is $0.50 per share.

Table 10 - Analysis of Shareholders' Equity
(in thousands)                      1996      1995     1994     1993      1992
Balance January 1              $350,320  $312,772  $292,976  $269,303  $242,050
Net income                       46,516    41,280    37,520    35,626    34,027
Cash dividends declared         (15,915)  (13,547)  (11,953)  (11,953)   (6,774)
Purchase of treasury stock       (1,879)        -         -         -         -
Net unrealized gains (losses)
  on securities                  (1,639)    9,815    (5,771)        -         -
-------------------------------------------------------------------------------
Balance December 31            $377,403  $350,320  $312,772  $292,976  $269,303
===============================================================================
Per Share Statistics
Net income                       $ 5.84    $ 5.18    $ 4.71    $ 4.47    $ 4.27
Cash dividends declared            2.00      1.70      1.50      1.50      0.85
Book value at year-end           $47.54    $43.96    $39.25    $36.77    $33.79
Ratios(Based on Average Balances)
Return on assets                   1.83%     1.70%     1.66%     1.61%     1.65%
Equity to total assets            14.33     13.71     13.56     12.83     12.49
Dividend payout ratio             34.21     32.82     31.86     33.56     19.91
Return on equity                  12.78     12.41     12.25     12.52     13.24
Equity to total deposits          20.35     19.38     18.46     18.43     14.43


THE IMPACT OF INFLATION
The banking industry's exposure to inflation differs from that of most industries. For industrial companies, the interplay between inflationary trends and methods of inventory valuation and depreciation accounting can significantly affect earnings. However, virtually all of the bank's assets and liabilities are monetary in nature. Therefore, while changes in interest rates may significantly impact a bank's earnings, interest rates do not necessarily move in the same direction or with the same magnitude as do the prices of other goods and services.

It is clear that inflationary trends are reflected in the Bank's noninterest expense. Consequently, adjustments to service charge schedules are made from time to time to recover costs where possible. The effect of these adjustments is reflected in noninterest income.

                       CONSOLIDATED AVERAGE BALANCE SHEETS/
                        INTEREST INCOME AND EXPENSES/RATES
Year-Ended December 31                             1996                             1995
                                                 Interest  Average                Interest Average
                                        Average   Income/   Yield/     Average     Income/  Yield/
(in thousands)                          Balance   Expense     Cost     Balance     Expense    Cost
Assets:
  Interest-bearing balances with
    banks                            $      884  $     46     5.20% $      645    $     41    6.36%
  Federal funds sold and securities
    purchased under agreement
    to resell                            43,036     2,265     5.26      14,184         806    5.68
  Securities*                           794,002    55,131     6.94     842,517      57,353    6.81
  Loans and lease financing*          1,445,235   144,142     9.97   1,335,365     135,545   10.15
--------------------------------------------------------------------------------------------------
      Total Earning Assets           $2,283,157  $201,584     8.83% $2,192,711    $193,745    8.84%
  Reserve for possible loan losses     (21,453)                       (20,578)
  Cash and due from banks               128,065                        127,299
  Bank premises and equipment            68,424                         61,306
  Other assets                           80,420                         66,445
-------------------------------------------------------------------------------------------------
      Total Assets                   $2,538,613                     $2,427,183
==================================================================================================

Liabilities and Shareholders' Equity:
  NOW                                 $ 156,695  $  4,177     2.67% $  150,401    $  4,245    2.82%
  Savings deposits                      294,374     9,599     3.26     296,784      10,847    3.65
  Money market savings                  295,932     9,830     3.32     296,735      10,172    3.43
  Time deposits                         511,696    26,599     5.20     460,613      25,149    5.46
--------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                        1,258,697    50,205     3.99   1,204,533      50,413    4.19

Federal funds purchased and
  securities sold under agreement
  to repurchase                         354,613    16,894     4.76     348,261      18,273    5.25
Other purchased funds                     1,653        19     1.15       1,361          23    1.69
--------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                     1,614,963    67,118     4.16   1,554,155      68,709    4.42
Demand deposits                         529,227                        512,401
Other liabilities                        30,570                         27,947
--------------------------------------------------------------------------------------------------
      Total Liabilities               2,174,760                      2,094,503

Shareholders' Equity                    363,853                        332,680
--------------------------------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity           $2,538,613                     $2,427,183
==================================================================================================
Net Interest Margin                              $134,466     5.89%               $125,036    5.70%
==================================================================================================

The above tables are presented on a fully taxable equivalent basis assuming a 40.5% income tax. Income and yield on loans include loan fees. Nonaccrual loans are included in the average balance computations. Changes in net interest income that are not due to volume or rate have been allocated on a prorated basis.

*The average balances include securities available for sale and loans held for sale.

CONSOLIDATED AVERAGE BALANCE SHEETS/
INTEREST INCOME AND EXPENSES/RATES(Continued)
Year-Ended December 31                                     1994
                                                        Interest     Average
                                           Average       Income/      Yield/
(in thousands)                             Balance       Expense        Cost
Assets:
  Interest-bearing balances with
    banks                               $    2,792      $    138        4.94%
  Federal funds sold and securities
    purchased under agreement
    to resell                               40,270         1,745        4.33
  Securities*                              716,860        43,806        6.11
  Loans and lease financing*             1,275,922       121,180        9.50
----------------------------------------------------------------------------
      Total Earning Assets              $2,035,844      $166,869        8.20%
  Reserve for possible loan losses        (18,557)
  Cash and due from banks                  130,893
  Bank premises and equipment               57,452
  Other assets                              54,353
----------------------------------------------------------------------------
      Total Assets                      $2,259,985
============================================================================

Liabilities and Shareholders' Equity:
  NOW                                   $  151,276      $  3,997        2.64%
  Savings deposits                         302,566         9,409        3.11
  Money market savings                     299,948         8,818        2.94
  Time deposits                            399,159        16,790        4.21
----------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                           1,152,949        39,014        3.38

Federal funds purchased and
  securities sold under agreement
  to repurchase                            271,475        10,100        3.72
Other purchased funds                          833            22        2.64
----------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                        1,425,257        49,136        3.45
Demand deposits                            506,669
Other liabilities                           21,718
----------------------------------------------------------------------------
      Total Liabilities                  1,953,644

Shareholders' Equity                       306,341
----------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity              $2,259,985
============================================================================
Net Interest Margin                                     $117,733        5.78%
============================================================================


ANALYSIS OF CHANGES IN NET INTEREST MARGIN
                                                1996 vs. 1995                 1995 vs. 1994
                                         Due to   Due to      Total     Due to    Due to     Total
(in thousands)                             Rate   Volume     Change       Rate    Volume    Change
Assets:
  Interest-bearing balances with
    banks                              $     (8)  $   13     $    5    $    31      (128)  $   (97)
  Federal funds sold and securities
    purchased under agreement
    to resell                               (64)   1,523      1,459        429    (1,368)     (939)
  Securities*                             1,130   (3,352)    (2,222)     5,338     8,209    13,547
  Loans and lease financing*             (2,395)  10,992      8,597      8,563     5,802    14,365
--------------------------------------------------------------------------------------------------
      Total Earning Assets              $(1,337)  $9,176     $7,839    $14,361   $12,515   $26,876
  Reserve for possible loan losses
  Cash and due from banks
  Bank premises and equipment
  Other assets
      Total Assets
Liabilities and Shareholders' Equity:
  NOW                                   $  (241)  $  173     $  (68)   $   271   $   (23)  $   248
  Savings deposits                       (1,161)     (87)    (1,248)     1,621      (183)    1,438
  Money market savings                     (315)     (27)      (342)     1,449       (95)    1,354
  Time deposits                          (1,246)   2,696      1,450      5,512     2,847     8,359
--------------------------------------------------------------------------------------------------
     Total Interest-Bearing
      Deposits                           (2,963)   2,755       (208)     8,853     2,546    11,399

Federal funds purchased and
  securities sold under agreement
  to repurchase                          (1,707)     328     (1,379)     4,838     3,335     8,173
Other purchased funds                        (8)       4         (4)       (10)       11         1
--------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                        (4,678)   3,087     (1,591)    13,681     5,892    19,573
Demand deposits
Other liabilities
      Total Liabilities

Shareholders' Equity
--------------------------------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity

Net Interest Margin                     $ 3,341   $6,089     $9,430    $   680   $ 6,623   $ 7,303
==================================================================================================

QUARTERLY FINANCIAL DATA
                                                          1996
(in thousands except per share amounts)   First    Second     Third    Fourth
  Total interest income                 $46,962   $49,456   $50,072   $51,041
  Total interest expense                 15,930    16,677    16,788    17,723
  Net interest income                    31,032    32,779    33,284    33,318
  Provision for loan losses                 750       750       750     4,400
  Securities transactions                     -         -     1,036     5,085
  Other income                            9,248     9,354    11,671    14,233
  Other expense                          23,104    23,525    26,013    29,719
-----------------------------------------------------------------------------
  Income before taxes                    16,426    17,858    19,228    18,517
  Applicable income taxes                 5,801     6,413     6,911     6,388
-----------------------------------------------------------------------------
    Net Income                          $10,625   $11,445   $12,317   $12,129
=============================================================================
  Net Income Per Share                    $1.33     $1.44     $1.55     $1.52
=============================================================================

                                                         1995
(in thousands except per share amounts)   First    Second     Third    Fourth
  Total interest income                 $44,653   $47,687   $48,182   $48,734
  Total interest expense                 16,838    18,009    16,986    16,876
  Net interest income                    27,815    29,678    31,196    31,858
  Provision for loan losses              (3,300)      600       600    (1,000)
  Securities transactions                (3,947)        -       115         -
  Other income                            8,694     9,389     9,730    10,011
  Other expense                          22,861    23,524    22,288    26,015
-----------------------------------------------------------------------------
  Income before taxes                    13,001    14,943    18,153    16,854
  Applicable income taxes                 4,358     5,041     6,402     5,870
-----------------------------------------------------------------------------
    Net Income                          $ 8,643   $ 9,902   $11,751   $10,984
=============================================================================
  Net Income Per Share                    $1.08     $1.24     $1.47     $1.39
=============================================================================

MARKET FOR COMMON STOCK (BID QUOTATIONS)
                                   First    Second     Third    Fourth
  1996
    High                              68        63        65        71
    Low                               60        59        61        63

  1995
    High                              51        52        64        66
    Low                               49        49        52        62

  Cash Dividend Declared
  Per Share
    1996                            0.50      0.50      0.50      0.50
    1995                            0.40      0.40      0.40      0.50

The above schedule shows the high and low bid quotations of the Corporation's stock as reported by the National Association of Securities Dealers
Automated Quotations System (NASDAQ). National Bancorp of Alaska, Inc.'s common stock is traded in the over-the-counter market.

BOARD OF DIRECTORS
(Directors are the same for the holding company and the bank.)

Donald B. Abel, Jr.
President, Don Abel Building Supplies, Inc., Juneau

Gary M. Baugh
President, Baugh Construction and Engineering Company, Anchorage

Carl F. Brady, Jr.
Chairman and CEO, Brady & Company, Anchorage

Alec W. Brindle
President, Wards Cove Packing Co., Inc., Seattle

Sharon Burrell
Secretary-Treasurer, Hammer & Wikan, Petersburg

James O. Campbell
Commissioner, Arctic Research Commission, Anchorage

Jeffry J. Cook
Vice President, MAPCO Alaska, Inc., Fairbanks

Patrick S. Cowan
Owner, Birch Ridge Golf Course, Soldotna

Roy Huhndorf
Chairman of the Board,
Cook Inlet Region, Inc., Anchorage

James H. Jansen
President and CEO,
Lynden, Inc., Anchorage

Donald L. Mellish
Chairman, Executive Committee

Emil Notti
Consultant, Juneau

Howard R. Nugent
President, Howdie Homes, Inc., Wasilla

Tennys B. Owens
Owner and President, Artique Ltd., Anchorage

Eugene A. Parrish, Jr.,
Vice President, Holland America Lines, Anchorage

J. Michael Pate
Owner, Pate Insurance Agency, Inc., Homer

Martin R. Pihl
Retired, Forest Product Executive, Ketchikan

Edward F. Randolph
President, Edward F. Randolph Insurance Agency, Inc., Kodiak

Edward B. Rasmuson
Chairman, Board of Directors

Major General John Schaeffer (Retired)
Owner, Schaeffer & Associates, Kotzebue

Michael K. Snowden
President, Service Transfer, Inc., Sitka

Richard Strutz
President

George S. Suddock
Chairman, Alaska National Corp., Anchorage

Richard A. Wien
Chairman and CEO, Florcraft, Inc., Fairbanks

DIRECTORS EMERITI
Elmer E. Rasmuson, Chairman
J.A. Columbus
J.J. Conway
Gordon Hartlieb
John A. Holmberg
Leo Rhode

EXECUTIVE COMMITTEE
Donald L. Mellish, Chairman
Tennys B. Owens
Eugene A. Parrish, Jr.
J. Michael Pate
Edward B. Rasmuson
Richard Strutz

NATIONAL BANCORP OF ALASKA, INC. OFFICERS
Edward B. Rasmuson, Chairman of the Board
Richard Strutz, President
Terry S. Kipp, Secretary
Kathleen Soderberg, Treasurer
Gary Dalton, Controller

NATIONAL BANK OF ALASKA OFFICERS
Senior Administration
Donald L. Mellish, Chairman/Executive Committee
Edward B. Rasmuson, Chairman of the Board
Richard Strutz, President
Gary Dalton, EVP
Kathleen Soderberg, EVP
Terry S. Kipp, SVP

Branch Administration
Nancy Ashwill, SVP
Peter Crandall, SVP
James Lund, SVP
Michael McCormack, SVP

Loan Supervision
James L. Cloud, SVP
William Granger, SVP/Loan Administration
James G. O'Connell, SVP/Commercial Lending
Jim C. Payne, SVP/Branch Lending
Lucille Stietz, SVP/Mortgage Lending
    (retired 12/96)

Accounting
Thomas Mason, VP/Controller

Auditing
James Kemp, SVP/Auditor
Debra E. Shannon, VP/Auditing Manager
Rick McCrorie, VP/Compliance Officer
Debbie Dahl-Amundson, VP/Loan Review Manager

Buildings and Properties
Arvin Miller, VP/Manager

Cash Management Services
Mary Perez, AVP/Manager

Central Customer Service
Cathy Karr, VP/Manager
Kate Kraft, VP

Central Loan Servicing
Cheryl Henry, VP/Manager

Commercial Loans
Jerry K. Weaver, SVP/Manager
Pita Benz, VP
Lawrence J. Cooper, VP
Jack Moad, VP
Jo-Li Sellin, VP
David Swalling, VP
R. Brent Ulmer, VP
David Hamilton, VP/Small Business Center Manager

Commercial Real Estate
Jan K. Sieberts, SVP/Manager
Jan Hood, VP
Jim Pefanis, VP
JoAnn Rodamaker, VP

Commercial Special Credit Services
James Brinker, VP/Manager
Gerard Diemer, VP
Linda Lester, VP

Community Development
Janie Leask, VP/Manager

Consumer Loans
Paul Harris, SVP
Sharon Engle, VP/Consumer Loans Manager
Anne Habza, VP/Visa Manager
Joyce Haney, VP

Consumer Special Credit Services
Bev Gunson, VP/Manager

Corporate Relations
Benjamin A. Barrera, VP/Manager

Electronic Banking
Robert Tannahill, VP/Manager
Judith Panke, VP

Escrow Services
Jackie Zuspan, AVP/Manager

Fairbanks Loans (Cushman)
Bart LeBon, VP
Michael A. Smith, VP

Human Resources
Catherine Richter, VP/Manager

Investments
Mary Wladkowski, VP/Manager

Investment Services
JoEllen Weatherholt, VP/Manager

Marketing
Cathleen J. Keyes, SVP/Manager
Jeri L. Walters, VP

Mortgage Loan Production
Judy Kemplen, VP/Manager
Lorna Gleason, VP

Mortgage Loans - Fairbanks
Mickey Gibson, AVP/Manager

Mortgage Loans - Kenai Peninsula
Darby Hobson, AVP/Manager

Mortgage Loans - Ketchikan
Gwennyth Byrd, VP

Mortgage Loans - Southeast
Karen King, VP/Manager

Mortgage Loan Servicing
Amber Hutchens, VP/Manager

NBA Leasing Corporation
Ken Oato, VP/Manager

NBA International Banking Corporation
Steve Hasegawa, SVP/Manager (retired 10/96)
Seung Choi, VP

Operations
Anna Rice, SVP
Patricia Shipley, VP/Cashier
Vivian Cloud, VP
Susan Ferrell, VP
Debra Scheele, VP
JoAnn Shore, VP
Louise Bourcier, VP

Residential Construction
James McCormack, VP/Manager

Trust
Roderick R. Shipley, SVP/Manager
Sharyn Andel, VP
David Dobbs, VP
John Stine, VP/Trust Operations Manager
Robert Whittenberg, VP
Michael Walton, VP

ANCHORAGE BRANCHES
Commercial Branch
Kristi Schafer, AC/Manager

Dimond Branch
Sarah Kipp, AVP/Manager

Dimond Mall Branch
Nichole Smith, AC/Manager

Eagle River Branch
Pam Sievers, AVP/Manager

Fifth Avenue Branch
Judy L. Ferguson, VP/Manager

510 L Street Branch
(Under jurisdiction of Fourth Avenue Branch)

Fourth Avenue Branch
Matthew Fitzgerald, AVP/Manager

Frontier Branch
(Under jurisdiction of Russian Jack Branch)

Huffman Branch
Mary Webb, VP/Manager

Main Branch
Daniel Keyes, VP/Manager

Minnesota-Benson Branch
Jennifer McClure, AVP/Manager

Northway Mall Branch
Karin Johnson, AC/Manager

Russian Jack Branch
Nancy Gillies, VP/Manager

Sand Lake Branch
Launi Lee, AC/Manager

Sears Mall Branch
Kathy Hagedorn, AVP/Manager

Spenard Branch
Amelia Penrose, AVP/Manager

MAT-SU VALLEY BRANCHES
Palmer Branch
Takao Tsukada, AVP/Manager

Wasilla Branch
Annette Olejniczak, VP/Manager

Cottonwood Creek Branch, Wasilla
Michelle Rodekohr, AC/Manager

FAIRBANKS BRANCHES
Bentley Mall Branch
Jami Spears, AC/Manager

College Branch
William J. Green, VP/Business Development
Vicki Kennebec, AVP/Manager
Linda Winters, VP

Cushman Branch
Deborah Kimmell, AVP/Manager

Gaffney Branch
Robin Ridlington, AC/Manager

North Pole Branch
R. Oscar Calvillo, AVP/Manager


KENAI PENINSULA BRANCHES
Homer Branch
John Hoyt, VP/Manager

Kenai Branch
Ron Linegar, VP/Manager

Lake Street Branch, Homer
Mary Covey, AC/Manager

Seward Branch
Lori A. Draper, AVP/Manager

Soldotna Branch
Kurt R. Eriksson, VP/Manager


SOUTHEAST BRANCHES
Glacier Valley Branch, Juneau
Deborah K. Zenger, VP/Manager

Juneau Branch
Roy L. Kyle, VP/Manager

Ketchikan Branch
John Scoblic, VP/Manager

Lemon Creek Branch, Juneau
Natasha von Imhof, AC/Manager

Metlakatla Branch
Charlene M. Brendible, AC/Manager

Petersburg Branch
J. Bond Stewart, VP/Manager

Prince of Wales Branch
Sean Riggan, AC/Manager

Shoreline Branch, Ketchikan
Pierre Kaptanian, AC/Manager

Sitka Branch
Gregory West, AVP/Manager

Skagway Branch
Kelly Roper, AVP/Manager

Tongass Branch, Ketchikan
Lori Freeman-Konoske, AVP/Manager

Wrangell Branch
Thomas Saville, AVP/Manager


OTHER STATEWIDE BRANCHES
Barrow Branch
Joe Everhart, VP/Manager

Bethel Branch
D. Heath Cox, AC/Manager

Cordova Branch
Jon K. Stavig, AVP/Manager

Delta Junction Branch
Dave Durham, AC/Manager

Dillingham Branch
Julie Woodworth, VP/Manager

Glennallen Branch
Ken Olmstead, AC/Manager

King Salmon Branch
Charles Munk, AVP/Manager

Kotzebue Branch
Alex Navarro, AC/Manager

Kodiak Branch
James Brenner, VP/Manager

Mill Bay Branch, Kodiak
Josefina Barber, AVP/Manager

Nome Branch
Mitch Erickson, AVP/Manager

Valdez Branch
Jacquelyn K. Robb, AVP/Manager

COMMUNITY AGENTS
Sally Kookesh, Angoon
Marilyn Savage, Fort Yukon
Connie Demientieff, Holy Cross
Bay Johnson, St. Mary's
Zoe Ivanoff, Unalakleet


NORTHLAND CREDIT
John Higgins, General Manager

NORTHLAND MORTGAGE COMPANY
Donald Shepherd, President


SEATTLE OFFICES
NBA International Banking Corp.
Loan Production Office
Frederick S. Richard, SVP/Manager


ADVISORY BOARDS
Terry S. Kipp, Chairman

Barrow
Ronald Brower, Nate Olemaun, Cora Sakeagak

Bethel
Christopher R. Cooke, Robert Nick (Nunapitchuk), Gene Peltola, Marc Stemp

Cordova
Richard Borer, Bill Webber, John Wheeler, John Wilson

Delta
Adrian Frederick, Lawrence Gilbertson, Scott Miller, Loretta Schooley

Dillingham
Robert Kallstrom, Robert Nanalook (Togiak), Harvey Samuelson, Sally Smith

Eagle River
Lee Jordan, Charles McAlpine, Larry Thomas, Henry Warren

Fairbanks
Sam Brice, Jeffry J. Cook, Barbara Schuhmann, Richard Wien

Glennallen
Donald R. Horrell, Ken P. Johns (Copper Center), Douglas Neeley, Herman
Schliesing

Homer
Mary Ann Fell, Richard Inglima, J. Mike Pate,
Leo Rhode, Bruce Turkington

Juneau
Donald B. Abel, Jr., Anne Kaill, Robert Martin, Jr., Malcolm A. Menzies

Kenai
Dr. Charles A. Bailie, Craig Lofstedt, Ron Malston, Valerie Morin, Curt Morris

Ketchikan
Bob Berto, Ken Dole, Bob Elliot (WardsCove), Martin Pihl, Gail Porter

King Salmon
Frank Hill, Dan O'Hara (Naknek), Faye Yoas

Kodiak
Ben Ardinger, Alvin Burch, Peter Ramaglia, Edward Randolph, Dick Rohrer, Pete Squartsoff (Port Lions), Norman Sutliff

Kotzebue
Levi Cleveland (Shungnak), Marie Greene, Ron Hogan, Doug Neal, Roswell
Schaeffer

Nome
Dave Cunningham (Unalakleet), Charles Fagerstrom, Mary Knodel, Wiley Scott

Palmer
Charles R. Griffin, Sara Jansen, A. Max Olson, Mimi J. Pippel

Petersburg
Sharon Burrell, John Enge, Art Hammer, Alan Otness, Glenn Reid, Max Worhatch

Seattle
Dr.Dayton L. Alverson, Alec Brindle, James Ferguson, Norman Kaelber, John Sacia

Seward
Sharon Anderson, Blaine Bardarson, Pat Marrs

Sitka
Robert Allen, Frank Calvin, J. J. Conway, Carolyn Hammack, Cecil McClain, Charles M. Peterson, Mike Snowden, Harold Thompson

Soldotna
Irving Carlisle, Roger Covey (Ninilchik), Pat Cowan, Darell Jelsma, Jan Stenga

Valdez
Mary Jo Evans, Lyle Von Bargen, Ann Derifield

Wasilla
Gordon Akelstad, Ernie Brannon, Charles Bruno, Dale Conover, Howard Nugent

Wrangell
Barbara Angerman, Leonard Campbell, Olaf Hansen, Bill Privett and Frank Warfel

A NOTE OF SPECIAL THANKS

Deborah G. Klinkhart, Assistant Cashier and Marketing Officer, for the report's layout and design.

Elaine Junge, Assistant Vice President and Marketing Officer, for editing.

Terry Kipp, Senior Vice President and Catherine Richter, Vice President and Human Resources Manager for preparing the Officer, Board of Directors and Advisory Board listings.

Thomas Mason, Vice President and Controller, and Marjorie Williams, Assistant Vice President and Financial Analyst, for preparing the financial section.

For assistance with preparing the NBA milestones:
Janie Leask, Vice President and Community Development Manager;
Paul Harris, Senior Vice President;
Sharon Engle, Vice President and Consumer Loans Manager;
Anne Habza, Vice President and Visa Manager;
Cheryl Henry, Vice President and Central Loan Servicing Manager;
John Higgins, General Manager, Northland Credit;
JoEllen Weatherholt, Vice President and Investment Services Manager; Rod Shipley, Senior Vice President and Trust Manager;
Lucille Stietz, Senior Vice President (retired);
Judy Kemplen, Vice President and Mortgage Loan Production Manager and David Hamilton, Vice President and Small Business Center Manager.

Chris Arend Photography for art direction and photography.

Mark Kelley for photos on page 5 and 12.

John Hyde for the photo on page 10.

Suzon Mejia for editing assistance.

Numerous state agencies, corporations and associations for statistical data and information.

       Inside Back Cover

COMPANY INFORMATION

NATIONAL BANCORP OF ALASKA, INC.
P.O. Box 100600
Anchorage, Alaska 99510-0600
(907) 276-1132

ANNUAL SHAREHOLDERS' MEETING
Tuesday, March 18, 1997, 10:00 a.m.
National Bank of Alaska
301 W. Northern Lights Blvd.
Anchorage, Alaska 99503

TRANSFER AGENT & REGISTRAR
National Bank of Alaska

AUDITORS
Deloitte & Touche LLP

NASDAQ SYMBOL
NBAK

       Back Cover

FORM 10-K ANNUAL REPORT
Copies of National Bancorp of Alaska, Inc.'s 1996 annual report to the Securities and Exchange Commission, Form 10-K, are available upon request from:

Controller, National Bank of Alaska, P.O. Box 100600,
Anchorage, Alaska 99510-0600.

NATIONAL BANCORP OF ALASKA