Form 10-K, Exhibit 13
period 1997-12-31
NATIONAL BANCORP OF ALASKA INC
filed 1998-03-24
CIK 705356

1997 Annual Report
National Bancorp of Alaska, Inc.

       Cover
Strategy, Excellence, Resources, Variety, Incentives, Convenience, Earnings National Bancorp of Alaska (company logo)
1997 Annual Report
(Photo of business man at teller window making a deposit)
(Photo of NBA Community Agent, Evelyn Stanger discussing business with male customer)
(Photo of woman seated in chair by fireplace with a lap-top computer)


       Inside Cover

SERVICE -- Strategy, Excellence, Resources, Variety, Incentives, Convenience, Earnings

   At National Bank of Alaska, we continually focus on providing excellent service to our customers and shareholders. Successful service has many elements. In this report, we've used SERVICE as an acronym to highlight how the bank is focusing our efforts to provide the best we can offer to our customers, employees and shareholders.

Strategy - knowing who we are, what we're doing and where we're going Excellence - providing excellent service and measuring it
Resources - ensuring that we have what we need to be the best
Variety - offering a wide range of products and services
Incentives - rewarding employees for meeting their customers' needs Convenience - offering easy access to financial services
Earnings - providing value to investors

   We understand how important service is to maintaining our leadership position in the Alaska financial services industry. Please join us for a review of NBA's operational and financial position, as well as a look at the Alaska economy.

       1 Contents

(Photo of Ed Rasmuson and Richards Strutz)
2  Message to the Shareholders
   It was another strong year for NBA. The bank posted record earnings for the ninth straight year. In the annual shareholders' message, Chairman Ed Rasmuson and President Richard Strutz share financial and operational highlights and discuss the annual report theme of "Service."

4  The NBA Strategy
   (Photo of senior officers gathered around a table)
   The basis of providing service to our customers, employees and shareholders is a strong strategic plan and a service mission statement.

6  Variety of Products
   (Photo of two women holding a banana split ice cream sundae.)
   With ample technology and training resources, NBA offers a variety of products and services to our diverse customer base. Sales and service incentives inspire employees to listen carefully to customers to determine their financial needs.

8  Convenience to Customers
   (Photo of customers and employees conducting business inside the Wal-Mart branch.)
   Customers from the tip of Southeast to the top of the world can access the bank through our extensive branch and ATM network or from the convenience of their telephone, computer or debit/credit cards.

10 Alaska Industry Reviews
   As a statewide bank, NBA meets the financial needs of customers in Alaska's diverse industries. Through the years, we've developed a team of experts who have a keen sense of what's happening in each of the state's major industries. In our industry review, these bankers provide a comprehensive overview of each of the industries.

  (Photo of Kenai Fjords Tour boat.)

19 Financial Highlights
   In this section, NBA's financial experts outline details of the bank's performance in 1997.

47 Officers, Board of Directors, Advisory Boards
   NBA benefits from a strong management team, as well as the experience and support of a corporate board of directors and advisory board members throughout the state.

Our 1997 Performance
To Our Shareholders, Customers and Friends:

   As we enter 1998, we are pleased to present this report highlighting the bank's performance. Last year, we commemorated 80 years of service to Alaskans with a host of milestones. This year, we exceeded many of those milestones and achieved new records.
   This is the ninth year of record earnings for our bank. Net income for the year was $51.3 million, an increase of 10.2% over 1996. Deposits are at $1.98 billion, more than 6% above last year. Our loan portfolio is also strong, with increases in both consumer and commercial loans.

(Photo of Ed Rasmuson and Richards Strutz)
Ed Rasmuson, Chairman of the Board, and Richard Strutz, President

   As we mentioned last year, we have continued to accumulate capital in excess of what is needed to run the bank. In 1996, we concluded that we could achieve higher returns by investing this excess capital with sophisticated investment management companies.
   At present, the bank holding company has approximately $50 million invested in these types of funds. The funds have a term of five to ten years, with prospective returns that we could not achieve through our daily banking practices. We currently have unrealized profits in these funds which should help the non-core profits of the bank in future years. Profits realized from the investment management companies, being capital gains, come at irregular intervals. The results during 1997 are summarized in the Financial Highlights on pages 36 and 43.
   All of our efforts are designed within the mission of being Alaska's premier financial services company. We continue to evaluate and improve our service to achieve this goal. Our report this year focuses on service and the many factors that go into achieving excellence in this area.

   From setting a comprehensive strategy for the bank to providing the resources and training to enable employees to effectively meet their customers' needs to enhancing shareholder value _ NBA is committed to outstanding service. In 1997, we introduced several new products and services and enhanced others to ensure that we are offering the best. Please take a few minutes to read about our efforts in the following pages.
   Another factor contributing to a successful year was a relatively stable Alaska economy. This year was the 10th consecutive year of employment growth for Alaska, with a growth rate of 1% to 1 1/2%. There were no major booms contributing to the growth, but many small positive factors and an underlying confidence in the economy.
   Several industries experienced growth in 1997, including mining, petroleum, tourism and international trade. Two major resource industries, fishing and forest products, however, experienced substantial setbacks. (For a complete overview of each of these industries, please refer to the industry review pages.) Overall, we experienced very slight economic growth and the forecast for 1998 is basically the same.
   It was another year of accomplishments for the bank and we are proud of our efforts. We look forward to another successful year in 1998 and we thank you, our shareholders and customers, for your business.(NBA's symbol)

Sincerely,
/s/Edward B. Rasmuson
Edward B. Rasmuson, Chairman of the Board
/s/Richard Strutz
Richard Strutz, President

(Four Graphs)
(See below table of items reprsented in graphs)

(In thousands except per share statistics)
                           1993       1994       1995       1996       1997

Total Assets           $2,207,280 $2,344,678 $2,450,921 $2,648,484 $2,777,066
Shareholders' Equity      292,976    312,772    350,320    377,403    398,881
Net Income                 35,626     37,520     41,280     46,516     51,257
Net Income per Share         4.47       4.71       5.18       5.84       6.53

(Side captions to the above Graphs)
                                                        1-Year    5-Year
                         1997       1996       1993     Change    Change

Total Assets          $2,777,066  $2,648,484  $2,207,280    4.9%      25.8%
Shareholders' Equity     398,881     377,403     292,976    5.7       36.1
Net Income                51,257      46,516      35,626   10.2       43.9
Net Income per Share        6.53        5.84        4.47   11.8       46.1

Strategy   Leads to Performance

   Any good loan officer will tell you that the key to running a successful business is having a solid plan, with actionable goals for the future. In an industry as competitive as financial services, it's more important than ever to know who we are as a company and where we want to be in the long-term.
   NBA originated on a strong foundation of providing financial services to the Alaskan frontier. As the state grew, management's vision became to provide this service through a statewide network of branches.
   As we near the turn of the century, we have an extensive branch and ATM network in place and a guiding principle of continuing to be "recognized as Alaska's premier financial services company by listening and responding to the needs of our customers, enhancing shareholder value, providing meaningful employment opportunities and acting as a community partner to promote economic growth and well-being."
   This mission statement provides the foundation and the framework for the bank's strategic plan which incorporates organizational strategies and goals, as well as specific goals for each business unit.(NBA's symbol)

(Photo of senior officers gathered around a table)
(Caption for photo)
NBA senior officers lay the framework for NBA's strategic plan. Pictured left to right are Kathy Soderberg, Richard Strutz, Cathie Keyes, Don Mellish, Jim Cloud and Gary Dalton.

(Photo of woman with baby at teller window with teller)
(Caption for photo)
Branch staff like Aurora Hoffman of the Kotzebue Branch strive each day to provide a positive banking experience for customers like Helen and Austin Brown.

Exellenct Service   Plays an Important Role

   Perhaps the single most important factor in achieving the bank's strategic goals is listening to our customers and providing the services that meet their needs. Giving our customers exceptional service is expected of every National Bank of Alaska employee. NBA's service mission statement is, "We will exceed the expectations of our customers."
   Throughout the bank, we face challenges in meeting our customers' needs through the right sales and referrals, but without consistently good service we recognize that our efforts will fall short. The bottom line is that customers appreciate and respond to a positive service experience.
   We believe that it doesn't matter how we measure customer service _ what is important is how our customers set the standard. If we set out to exceed each customer's expectations, we'll walk away winners almost every time.
   NBA employees strive to provide that positive experience in customer transactions every day. In each sales training course that the bank offers, service is a hot topic - employees are encouraged to "shop" other financial institutions and use their experiences to improve the service they provide to our customers.

   And, most importantly, we ask customers to comment on the service that we provide. In 1997, we introduced a program to evaluate our service, hiring NBA customers to "shop" and rate the service they receive as they conduct their
normal banking transactions.   Their input is used to assist us in identifying
training needs and to highlight our successes. To provide the most unbiased reporting, we coordinate this research through an independent firm. Since its introduction in April, NBA employees have consistently performed above expectations and many individual employees have received a $20 bill as a reward for a "perfect shop."
   Employees who provide exceptional service are also recognized through internal programs such as a monthly "Service Star" award and thank you cards that are used to reward good service from one employee to another or when a supervisor notes a specific instance of service to a customer. Support departments have negotiated agreements with branches and front-line service departments outlining key service factors. Branches, and other front-line service departments rate support departments twice a year to provide feedback and identify areas that need improvement.
   Our record of providing excellent service was reinforced when bank examiners again awarded NBA an "outstanding" rating on the Community Reinvestment Exam. The rating is the highest of four possible ratings given to national banks by the Office of Comptroller of the Currency. In awarding the rating, examiners noted NBA's exceptional lending efforts, participation in the Low-Income Housing Tax Credit program, extensive donations to community groups and the many services that NBA provides to customers and communities through innovative programs.
   To have a reputation as an excellent service provider gives us twofold benefit - we keep the customers we already have and we attract new customers. (NBA's symbol)

(Photo of elderly woman with man seated, reviewing sales materials.)
(Caption for photo)
Residents of the Pioneers Home in Anchorage benefit from visits by NBA employees who donate their time to assist residents with their financial matters. Above, NBA Personal Banker Sam Medina assists Mabel Spencer.

The Right Resouces Provide the Tools

   All the best plans in the world are not enough if you don't have the technology and training to put them to work to meet your goals. NBA's senior management made the commitment to significantly upgrade our operating systems in 1996 and 1997. With the bulk of our back-end processing now handled by M&I Data Services and telecommunications support provided by General Communications, Inc.
(GCI), we have a strong foundation of technology.
   Today, NBA staff operate with more than 1,100 personal computers, 66 local area networks and 70 file servers. This system provides employees easy access to customer accounts and operating systems.
   In 1998, the bank plans to increase its technological base further by converting to Windows 95 and upgrading to an imaging system to enhance customer statements and streamline processing. These improvements will provide state-of-the-art processing for NBA employees and convenient new services for customers.

(Photo of woman on the telephone using a personal computer with other computers in the background.)
(Caption for photo)
Kassie Tadsen, NBA PC Analyst, performs some behind-the-scenes maintenance to keep the bank's 66 personal computer networks running smoothly.

   Another important resource for NBA staff is training. NBA offers a wide variety of training support, including computer-based training, videos and tuition for employees to attend seminars, university courses and American Institute of Banking classes.
   The bank's training department offers sales and service training for front-line staff, supervisors and managers through a series of courses. In addition, they offer supervisory training, compliance training and teller training.
   In 1998, branch managers will attend their annual conference and, for the first time, a two-day department managers conference is scheduled. In addition, a branch operations supervisors conference will be held. Sales coaching and training techniques will be an important part of these meetings.
   Bank management is committed to ensuring that employees have the resources they need to provide the services our customers expect and deserve. (NBA's symbol)

(Photo of training session with men and women gathered at tables with woman instructing them.)
(Caption for photo)
NBA Training Officer Becky Walters conducts a sales training session for department employees in Anchorage.

(Photo of two women holding a banana split ice cream sundae.)
(Caption for photo)
Brenda Bigalke was able to open her Cold Stone Creamery and watch it grow with the help of NBA and Huffman Branch Manager Mary Webb.

Customers Like Variety of Services

   At NBA, we pride ourselves on providing comprehensive, one-stop financial services. We offer a wide range of products and services to meet the needs of a diverse group of individuals and businesses throughout the state. Personal and Business Bankers are trained to meet with customers, identify their financial needs and offer personalized solutions.
   Our theme, "We Specialize in You," demonstrates our commitment to providing the products and services our customers need along with fast, accurate and friendly service. Over the past few years, we have offered new and enhanced products and services as part of our plan to transform the bank into a service- and sales-oriented bank.

   Not so long ago, banking consisted of providing a safe repository for a customer's personal and business funds and lending money to help them further their financial goals. Today, banking encompasses these needs and much more.
   At NBA, a Personal Banker can assist individuals with opening deposit accounts, obtaining a personal or home loan, accessing money through an automated teller machine (ATM) or debit card, investing funds for education or retirement, or estate planning. When the banker cannot provide specific assistance in an area, such as estate planning, he or she serves as a liaison between the customer and a department of experts (in this case the Trust Department).
   Likewise Business Bankers meet the needs of small and large commercial customers. The banker provides advice and expertise in deposit accounts and business loans, referring the customer to experts in specific departments as needed. Experts often called on include Cash Management Services for meeting the need to move money from one account or bank to another, Commercial Real Estate for the purchase or expansion of business properties, Investment and Trust Services for maximizing the return on available dollars or preparing retirement plans for employees, and Electronic Services for providing for merchant needs.
   Whether a customer is an individual or a business, in rural Alaska or at the center of commerce, new or well-established - National Bank of Alaska offers a package of services to meet the financial needs. We're dedicated to working with each customer to determine their needs and offer cost-effective financial solutions.(NBA's symbol)

(Photo of man at brochure rack in branch.)
(Caption for photo)
Customers like Kent Logan enjoy the variety of new and enhanced services provided by NBA.

Incentives Help Boost Sales

(Photo of woman standing in branch wearing a baseball cap and holding five $100 bills.)
(Caption for photo)
Eileen Lyse, a Personal Banker at NBA's Sitka Branch, came out on top in the Emerald City Sales Contest, winning a trip for two to Seattle with accommodations, Mariners' tickets and $500.

   What do a movie pass, a $20 bill and a jet ticket have in common? All three are incentives that NBA employees have earned for successfully selling services to customers. At NBA, the emphasis is on knowing bank products, listening to customers and offering the services they need.
   A variety of incentive programs provide rewards for successful sales. At the branch level, employees participate in sales and referral contests, often tied to a new product or to a monthly Product Spotlight. Through creative teamwork, employees throughout the state have developed custom reward programs that are as diverse as the customers we serve.
   Each month, branches compete against each other for the most sales of the spotlighted product. While the prize is not large, competition is often intense.
   Typically, once a year there is a bankwide sales contest. This year's contest, the "Emerald City Sales Contest," established a point system for certain products. Sales were tracked by Personal/Business Banker and prizes were awarded monthly. At the end of the three-month contest, the top 30 bankers traveled to Anchorage to learn their final standing and accept their prizes.
The top five bankers were treated to a trip to Seattle, the "Emerald City."
   Often, however, the best incentive is a warm word of thanks from a customer. Customer comments are well-received within the bank and letters are collected and distributed regularly.(NBA's symbol)

Convenience
Banking Any Time, Anywhere.

   NBA remains committed to an extensive branch and automated teller machine
(ATM) network. With more than 50 branches and 100 ATMs throughout the state, our network is a testimony to this ongoing convenience commitment. In 1997, we opened our first in-store branch, in Wasilla's Wal-Mart. We also built a new Homer branch, combining two branches into one larger location to better serve our customers.

(Photo of customers and employees conducting business inside the Wal-Mart branch.)
(Caption for photo)
NBA's Wasilla Wal-Mart Branch opened for business in July, providing a full line of NBA products and services along with extended hours and two ATMs.

   Our customers live in communities from Barrow to Metlakatla and just about everywhere in between. For some, accessing bank services isn't as easy as walking into a branch - they live miles from a branch, in an area accessible only by boat, airplane or snow machine. Others simply prefer the convenience of banking electronically.
   That's one reason we offer services our customers can use from a phone in their home or office, at store counters and automated teller machines, as well as in our branches. By dialing a number on their phone, NBA customers can access account information, apply for a loan, determine their Visa balance or payment due, pay bills and transfer funds between accounts.
   We introduced or enhanced many convenience services in 1997. Early in the year, we offered two packaged checking accounts for individuals: Carefree Plus Checking and new Gold Account Checking. Each offers a convenient grouping of services combined with a checking account. Featured services include a Visa Check Card with no monthly fee, a Visa Credit Card with no annual fee, loan discounts, overdraft protection and more.
   Also in 1997, NBA introduced PC Banking and Bill Pay for individuals and businesses. From the convenience of their home or office computer, customers can view deposit account balances and transactions, transfer funds between NBA accounts, initiate bill payments and communicate with the bank via Email.
   For medium- and large-sized businesses, NBA Online is a helpful cash management tool. Business customers can use their personal computer to check balance and transaction activity, originate wire transfers, transfer funds between NBA accounts, place a stop payment on a check and get bank deposit and account analysis statements. NBA's Easy Pay service enables corporate customers to receive and send funds electronically through the Automated Clearing House (ACH).
   And in late 1997, NBA debuted its site on the World Wide Web (www.nationalbankofalaska.com). With a theme of "It's Amazing What a Bank Can Do For You," the site offers valuable financial planning information, product highlights and information, loan calculators and current interest rates.
Through Email, customers can now communicate directly with NBA's Central Customer Service department via computer.
   In 1998, the bank will continue to evaluate customer needs and introduce new products and services, or enhance existing ones, to ensure that we offer the very best to our customers.(NBA's symbol)

(Photo of NBA's Internet Home Page.)
(Caption for photo)
NBA's website is packed with valuable financial planning tools, and also provides information on products and services available at NBA.

Earnings Provide Value to Investors

   No corporate overview of service would be complete without a reference to its shareholders. It is through shareholder investment in National Bank of Alaska that the bank can offer the products and services that our customers need. NBA management is committed to providing a strong return on investment to its shareholders.
   This is accomplished through responsible management of the bank's resources, aggressive pursuit of sales, and operating efficiencies. Employees throughout the bank participate in the bank's success through one of the state's best
profit sharing programs.   In 1998, for the first time, NBA employees will have
the option of investing retirement funds in NBA stock to further share in the company's success.
   We believe that all of these factors combined - strategy, excellence in service, resources, variety of products, incentives, convenience and earnings - contribute to the bank's ability to serve our customers and communities well. From the top down, we're committed to doing what it takes to continue to be Alaska's premier financial institution.(NBA's symbol)

(Photo of woman seated in a chair, using a lap-top computer.)
(Caption for photo)
PC Banking customer Susan Pettis relaxes in her living room at home while dialing in via modem to do her NBA banking with her personal computer.

INDUSTRY REVIEWS

(Photo of two men reviewing construction plans outside of the Homer branch.) (Caption for photo)
Branch Manager Joe Everhart (left) discusses finishing details with Sam Beachy of Beachy Construction (right) for completion of the new NBA branch in Homer.

Construction Remains Strong

   Statewide construction employment at the peak of the season in July was 15,300 persons, approximately the same as 1996. This year was marked by an impressive amount of hotel construction throughout the state. In Anchorage, the $14-million, 154-room NANA-Marriott Courtyard Hotel, financed by NBA, opened in
June near the Anchorage International Airport.   NBA also financed a 102-room
NANA-Marriott Fairfield Suites Hotel in midtown Anchorage. Other hotel projects underway or completed in Anchorage were the 101-room Hampton Inn, the 48-room Ramada Limited, the 77-room Microtel and the 111-suite Clarion Hotel.
   Elsewhere in the state, Princess Tours opened its $25-million, 162-room Mt. McKinley Princess Lodge north of Talkeetna and the Westmark Hotel in Fairbanks is adding 133 rooms and a health club. In Barrow, an NBA-financed, 18-room King Eider Inn is under way. In Ketchikan, the 44-room Narrows Inn, with a restaurant and 28-boat marina, is nearly complete.
   Other private construction projects around the state included the 100,000-square-foot Home Depot in Anchorage, the $70-million Mapco refinery expansion in Fairbanks and the 45,000-square-foot addition to the North Star Terminal Building for Doyon, Ltd. in Fairbanks (financed by NBA). Doyon intends to lease the space to Alyeska Pipeline Service Company.
   State funding for construction projects in 1997 was an estimated $220 million, a decrease from the previous year's $235 million. The State Department of Transportation and Public Facilities is uncertain what the total spending will be for 1998 because the federal funding bill, which the state is largely dependent on, has not yet passed. State officials indicate that 1998 funding could be as much as $250 million.
   One notable state project in 1997 is the Portage to Whittier road that was temporarily blocked by an environmental group, but cleared by the 9th Circuit Court of Appeals. Phase I of the project is the construction of a 2.5-mile access road and staging area on the Portage side. When complete, officials expect visitors to Whittier to climb from the current 200,000 per year to more than 1.4 million.
   Other state projects in 1997 included a $22-million remodel and addition on the Tri-Valley School in Healy; a $15.2-million

(Photo of two men standing inside home under construction.)
(Caption for photo)
Below, Chuck Spinelli (right), owner of Spinell Homes, with the help of construction manager Todd Schroder (left), continues to lead the state's residential construction efforts.

addition to Lathrop High School in Fairbanks; initial site preparation for the $20-million launch complex at Narrow Cape on Kodiak Island; and ground breaking for a $10-million Alaska Regional Aircraft Fire Training Center in Kenai.

(Photo of Anchorage Primary Care Facility.)
(Caption for photo)
Pictured at right is the Anchorage Primary Care Facility. Financed by NBA, the facility opened in June, providing outpatient care to support the Alaska Native Medical Center.

   In June, construction began on the $32-million International Arctic Research Center on the University of Alaska Fairbanks campus. This project is a cooperative funding effort between the Japanese government, U.S. federal government and the State of Alaska. On the University of Alaska Anchorage campus, work began on a $26.7-million student housing and dining complex.
   Federal funding for construction in 1997 was $241 million, a $62-million increase compared to $179 million in civilian and military projects in 1996. They expect $332 million in project funding for Fiscal Year 1998. The two biggest federal construction projects, the $167-million Alaska Native Medical Hospital and the $157-million Elmendorf Air Force Base Composite Medical Facility, are largely completed. At Eielson Air Force Base, there were several $5- to $10-million projects, including renovation of the Ben Eielson High School and construction of an A-10 hangar and a squadron operations and aircraft maintenance facility. Other federal projects included the dredging of the Anchorage Harbor, renovation of family housing at Fort Richardson and Orion Elementary School on Elmendorf AFB and construction of a fuel hydrant system on Elmendorf.
   Throughout the state, residential construction continues to grow. Anchorage had its best year since 1985, with 1,043 permits compared to 859 permits in 1996. Fairbanks had 144 new homes, Juneau 105 permits, and Ketchikan 29 permits. Vacancies are low in the major cities: 5% in Anchorage, 6.1% in Fairbanks, and 2.65% in Juneau. The Alaska Housing Finance Corporation reported 36 average foreclosed inventory in September 1997 in comparison with 56 units at the same time last year. Delinquencies were 4.38% in September compared with 4.2% in September 1996.(NBA' Symbol)

By Jim McCormack, Vice President

Fishing Industry Faces Challenges

   The Alaska fishing industry continues to experience substantial challenges. arvests in 1997 were, for the most part, lower than forecast.
   The harvest of 121 million salmon was the smallest Alaska salmon harvest since 1988. It was below the 1996 harvest of 174 million fish and the forecast of 171 million. Low ex-vessel prices further reduced the value, netting fishermen approximately $270 million (the lowest value since $254 million in
1980).
   Statewide, Alaska sockeye production was 41% below the previous three-year average harvest. The Bristol Bay region was particularly hard hit. Bristol Bay fishermen produced 12.3 million sockeye, half the pre-season forecast. On a positive note Cook Inlet, Prince William Sound and the Yukon River had higher ex-vessel values in 1997 than 1996.
   Perhaps the greatest challenge for the salmon fishing industry is the growth of the worldwide aquaculture industry. Exports of farm-raised salmon, particularly from Norway and Chile, are significantly impacting Alaska's salmon markets. In 1997, Norwegian production of farmed salmon exceeded the production
of Alaska wild salmon for the first time.   Also in 1997, Alaska sockeye will
account for less than 20% of Japan's salmon and trout imports compared with 47% just three years ago.
   Alaska salmon harvests are no longer the primary factor determining world salmon prices. Despite the state's low Alaska salmon harvest, market prices remained low due to a broader supply, largely from farmed salmon. On a positive note, the low Alaska harvests impacted canned salmon prices favorably. With little carryover of canned salmon inventory and the reduced harvest, prices of canned pink and sockeye salmon have strengthened.
   The 1997 herring harvest of 53.7 million metric tons was slightly larger than the 1996 harvest. The Togiak area harvest of 23.6 tons was particularly strong and the Prince William Sound had a herring fishery for the first time in several years. On the down side, the ex-vessel value was just $14.9 million, compared to $53.6 million in 1996. The reduced value reflects the depressed price for herring roe in the Japanese market.
   The 1997 king crab harvests continued at a low level. The Bering Sea quota of 7 million pounds was harvested in four days, the second shortest

(Photo of three crab fishermen emptying basket of crab on deck of fishing vessel.)
(Caption)
In 1997, the opilio crab harvest was strong, rising to 120 million pounds.

season on record. On a positive note, the opilio crab harvest increased to 120 million pounds, well over the 1996 harvest, and the 1998 quota is 225 million pounds. The Bering Sea bairdi crab fishery was closed for the first time in a decade when regulators determined there was a significant decrease in the bairdi crab on the fishing grounds.
   The International Pacific Halibut Commission established a 1997 Alaska halibut harvest level of 53 million pounds, up substantially from the 38.6 million pounds quota in 1996. The final harvest was slightly more than 51 million pounds. The individual quota system established three years ago enhanced the value of the fish, provided a better product to the public and is less hazardous to vessel operators. The sablefish quota of 30.2 million pounds was essentially met.
   The North Pacific Fishery Management Council set 1998 groundfish allocations in the Bering Sea/Aleutian Island area at levels very similar to 1997. The Bering Sea allocation is slightly less than 2 million metric tons of groundfish. The Gulf of Alaska allocation is 325,000 metric tons. Major issues before the bottomfish industry include a review of the onshore/offshore allocation in the Bering Sea and the introduction of federal reflagging legislation that could affect certain vessels' participation in the fishery.(NBA's symbol)

By Fred Richard, Senior Vice President

(Photo of woman working at personal computer with man looking on.)
(Caption for photo)
The Prince William Sound Science Center is an independent research and education facility located in Cordova. Researchers Kathy Hough and Vincent Patrick analyze data collected by the center to gain a better understanding of the area's ecology, including fish populations.

(Photo of Tesoro Alaska's  hydrocracker unit in Kenai.)
(Caption for photo)
Tesoro Alaska's $18.7-million expansion included modifications to its hydrocracker unit, used to produce jet fuel at its refinery in Kenai.

Petroleum Industry Sees Growth

   The outlook in the petroleum industry for the next three- to five-year period is very positive. In 1997 the industry celebrated the 20th anniversary of the startup of Prudhoe Bay and the first transportation of oil down the pipeline to Valdez. Since then, total North Slope production has exceeded 11.7 billion barrels.
   During the first nine months of 1997 North Slope production averaged 1.3 million barrels per day. This compares with just over 2 million barrels per day average production at the peak in 1988. Alaska has become a worldwide leader of high technology "designer" drilling techniques such as horizontal and extended reach drilling, multilateral completions and "through-the-tube" drilling.
   Activity levels were up in 1997 and the forecast is good. However, a possible labor shortage coupled with low oil prices may cause marginal projects to be delayed or canceled. Construction of the Badami project is progressing at full pace. Drilling began on the heavy oil projects at Schrader Bluff and West Sak. Arco Alaska and BP Exploration (Alaska) also announced plans to proceed with development of the 50-million-barrel Tarn field 10 miles west of Kuparuk and the 120-million-barrel Liberty field in the Beaufort Sea. An estimated $160 million will be spent on a miscible injection expansion project at Prudhoe Bay. This project will require a sea lift in 1999 and will boost production at the aging field by 20,000 barrels per day. An enhanced oil recovery project is also planned for the Point McIntyre field.
   As a further sign of the future prospects for the industry, Arco and BP are awarding contracts for a number of new or modified drilling rigs to meet the aggressive drilling programs planned for the next three to five years. Arco boosted the estimate of reserves in its Alpine Field to 365 million barrels. In the fall of 1997 Arco announced contracts worth more than $850 million for engineering services, module fabrication and installation, field construction, drilling and materials procurement.
   In a welcome change for the industry, several new projects include fabrication and construction of huge oil field modules in Alaska. Previously this work has all been done out of state. As part of the Alpine Field, a sea-lift-capable module fabrication facility is being developed in Nikiski on the Kenai Peninsula. This will support 250 temporary jobs. It will be the first plant in Alaska large enough to build the four-story North Slope production modules.
   The Cook Inlet basin continued to experience renewed industry interest. Miami-based Forcenergy, Inc. expanded its operation in the inlet with its purchase of the West MacArthur Field and other leases from Stewart Petroleum. Forcenergy had previously completed transactions with Marathon and Unocal for various Alaska properties. The company plans an aggressive drilling program both onshore and offshore. Unocal, Phillips and Marathon also had drilling programs in 1997.
   Tesoro Alaska Petroleum Company successfully completed a modification to its hydrocracker unit at its refinery in Kenai. The modification will allow for increased production of jet fuel. It was financed by NBA in participation with the Alaska Industrial Development and Export Authority. In November, 1997 the Tulsa-based Williams Companies, Inc. announced plans to acquire Mapco, Inc. The transaction will include Mapco's refinery in North Pole, Alaska and an extensive retail network in the state.(NBA's symbol)

By Pita Jelley Benz, Vice President

(Photo of oil rig in wintertime on North Slope.)
(Caption for photo)
Since 1977, total North Slope production has exceeded 11.7 billion barrels.

(Photo of three men in the New York Stock Exchange.)
(Caption for photo)
The Alaska Permanent Fund benefited from high returns on stock holdings in 1997 with the help of (left to right) Eric Wohlforth, the 1997-98 chair of the Alaska Permanent Fund's Board of Trustees; Carl Fazio, Vice President, Bank of New York, and the Fund's global custodian; and Peter A. Bushre, Chief Financial Officer for the APFC.

State Government in Solid Fiscal Condition

   The state of Alaska, which depends largely on oil revenues for income, ended Fiscal Year (FY) 1997 with a general fund surplus due primarily to higher oil prices. The $2.3 billion FY98 budget passed by the legislature reflected a $60-million reduction in state spending and was the target goal for the second year of a five-year plan to reduce the state's operating budget.
   Although concerns about general fund operating deficits for FY98 and beyond exist, the state of Alaska enters 1998 in solid fiscal condition, with over $3.2 billion in the Constitutional Budget Reserve Fund. In addition, the state has the ability to use a portion of the earnings from the Alaska Housing Finance Corporation (AHFC) and Alaska Industrial Development and Export Authority (AIDEA) to balance budgets.
   AHFC, with equity of more than $1.8 billion, provided $37 million to the state's general fund for the FY98 budget. AIDEA, with more than $1.2 billion in assets, also provided $15 million to help meet the state's budget objectives.
   With earnings of $2.1 billion in FY97, the Alaska Permanent Fund brought more outside money into Alaska than any business except oil. In FY97, the Permanent Fund celebrated its 20th anniversary. Driven by extraordinary returns from the stock portfolio, the value of the Permanent Fund increased more than $3 billion, to a market value of $22.1 billion by year-end. The fund's largest contribution to the state's economy is the Alaska Permanent Fund Dividend Program, which distributed a record total of $747 million to Alaskans. More than 80,000 of the $1,296.54 dividend payments were electronically deposited into National Bank of Alaska accounts in 1997, up 10% from 1996. (NBA's symbol)

By Pete Crandall, Senior Vice President

Forest Products Suffer Decline

   The Alaska forest products industry suffered a significant decline in 1997 due to instability in Pacific Rim economies and continued shrinkage of public timber supplies. Louisiana Pacific's Ketchikan Pulp Corporation closed its Ketchikan pulp mill early in 1997, resulting in the loss of over 400 jobs. The U.S. Forest Service completed the Tongass Land Management Plan and drastically reduced the allowable sale quantity to 267 million board feet annually, or half of prior harvest levels. What is available is on land with lower volumes per acre and tougher access. While the government indicates it wishes to rely on small value-added operators to take up the slack and retain jobs, this will take time to establish and may never replace the volume of jobs lost.
   Harvests on private land, mostly from ANCSA Native corporations, declined moderately to 394 million board feet out of a sharply reduced total Alaska harvest of 464 million board feet. This volume is 25% less than in 1996. The vast majority of timber continues to come from Southeast Alaska, where 282 million board feet, or 27% less than last year was harvested. Over 80% of the Southeast harvest came from Native lands as activity in the Tongass dropped to its lowest level in generations.

(Photo of helicopter moving logs onto a barge in southeast Alaska.)
(Caption for photo)
Despite further declines in the timber industry during 1997, companies such as Silver Bay Logging Company of Sitka are making use of new technology like the skycrane helicopters for more efficient transportation of high-value timber in difficult terrain.

   With over 65% of Alaska's timber harvest exported to Japan, the fortunes of the industry are tied to that nation's economy. With the initiation of a consumption tax in April 1997, Japanese housing starts declined 20% for the year resulting in a 25% to 50% drop in log prices compared to the start of the year. On the positive side for the long term, North American lumber exports to Japan now exceed log exports, and over the past 5 years the average floor space of Japanese homes has increased by 10%.
   Despite the difficulties of the past year, there is optimism in the industry, and those operators remaining are lean, efficient, and looking for creative ways to utilize Alaska's bountiful forest resources. There are several bright spots for the future of the industry. The University of Alaska and the Alaska Mental Health Trust own significant tracts of timber and are working to make stumpage available, and a number of plans to launch custom sawmills or specialty processing plants are in process.
   In Southeast Alaska, Seley Log & Lumber has constructed a value-added sawmill on Lewis Reef near Ketchikan with a dry kiln and planer to produce dimensional lumber. Sealaska Timber Corporation and Louisiana Pacific Corporation are considering converting the closed Ketchikan pulp mill site into a laminated veneer lumber mill which could utilize low-value hemlock to meet strong and growing market demand for such engineered wood products. In Wrangell, Silver Bay Logging is negotiating for Alaska Pulp Company's closed sawmill site for use as a log sorting and wood chip plant which would make space for related wood product manufacturing activities. These are good examples of the new emphasis on value-added wood products in this shrinking market.
   The spruce bark beetle epidemic on the Kenai Peninsula and throughout Southcentral continues to spread. Private land owners are harvesting their timber to maximize value and accelerate the regrowth of the forest. Total timber volumes harvested in the region dropped from last year's record to 174 million board feet. The Chugach National Forest, which has been a minor supply source, has begun the initial phase of its Land Management Plan which will control timber use. The region's primary volume product remains white spruce chipped and shipped to Japan where demand is firming after the market bottom of the past two years. In addition, several new sawmills are in development on the Kenai in an attempt to retain better operating margins for Alaska operators.
   Interior harvests were down from 40 million board feet in 1996 to only 6.8 million for 1997. Efforts are being made to establish value-added processing, but it is not expected that significant results will occur until price recovery makes shipping pulp to Southcentral ports feasible.
   While 1997 was a difficult year, long-term increases in demand for fiber and manufactured wood products bode well for the Alaska timber industry and our transition to value-added processing. It will take time to recover the jobs lost in the recent structural changes, but the industry is resilient and responding aggressively to the challenge.(NBA's symbol)

By Larry Cooper, Vice President

International Trade Continues to Rise

(Photo of oil barges at port in Valdez)
(Caption for photo)
In 1997, petroleum-based exports rose 36%, reaching $632 million. Much of this oil is transported down the pipeline from Prudhoe Bay to Valdez.

   Alaska exports were up 7% during the first nine months of the year, compared to the same period in 1996. The increased sales of Alaska petroleum and mineral products are attributed to strong prices and increased marketability. Sales of fish, minerals, petroleum and other Alaska-based commodities reached $2.11 billion for the first nine months of 1997, up moderately from $1.98 billion during the same period in 1996. The value of international air freight passing through Alaska increased sharply, up 32% to $3.1 billion compared to $2.4 billion during the same period in 1996. The types of freight passing through the international airports included computer components, airplane parts, radio and TV transmission equipment, etc. About 96% of the total freight goes to Asian countries.
   The state's leading export continues to be seafood products, with sales of $818 million for the first nine months of the year. Compared to the same period in 1996, the value of fish exports dropped 20%, from $1 billion. The percentage of fish exports in relation to total exports also shrank, to 39% from 52% in 1996. This drastic decline of fish exports is due to a combination of factors: the lowest salmon catch since 1988 (32% lower than the average from the past three years) and increased availability of Alaska salmon alternatives such as Chilean coho and Atlantic salmon.
   Timber exports also declined by 7% compared to the same period in 1996. The decline was due to the lack of available timber.
   Declines in timber and fish exports were more than offset by an increase in mineral and petroleum exports. Mineral exports, mostly zinc and lead ores, increased 157%, from $120 million to $309 million. Petroleum-product exports rose 36%, reaching $632 million compared to $453 million during the same period in 1996. As anticipated, the petroleum exports surged due to the lifting of the federal law in 1996 that banned the export of North Slope oil to foreign countries. Most of Alaska's petroleum exports go to South Korea and China.
   Asian countries are the biggest market for Alaska exports, accounting for $1.77 billion in commodities exports (84% of total commodities exports) and $2.96 billion in air freight exports (96% of total international air freight exports). Japan remains Alaska's top trading partner, despite the reduction in their purchase of fish products this year. Alaska's commodities exports to Japan dropped by 12% this year, to $1.16 billion or 55% of total Alaskan exports. Japan received $1.26 billion in air freight exports, or 41% of the total air freight shipped through Alaska.
   Exports to Korea and China increased noticeably during the first nine months of the year due to a dramatic increase in shipment of North Slope oil to these countries. Commodities exports to Korea were up 52%, reaching $367 million or 17% of total Alaska exports. Air freight to Korea was up 9%, to $174 million. Commodities sales to China rose 84%, to $156 million, and air freight was up to $122 million. Taiwan imported $55 million of Alaska commodities and $147 million in air freight.
   Exports to Canada surged by 119%, to $143 million. The growth was due to a huge increase in zinc sales combined with the high price of zinc in 1997. Air freight shipped to Canada reached $51 million, up 246% from the same period in 1996.
   Alaskan exports to Europe were up 68%, reaching $168 million during the first nine months of 1997. The notable increase in exports to Europe was primarily due to rising exports of minerals, especially zinc.
   Alaska's exports were stable through the end of 1997 and will likely exceed 1996 volume. Total exports in 1998 are expected to stay comparable to 1997 volume. The current turmoil in Asia is a concern for Alaskan exports, but no significant impact on export value is expected at this time. It is, however, difficult to predict what is in store for the entire year. (NBA's symbol)

By Seung Choi, Vice President

(Photo of Red Dog Mine in Kotzebue.)
(Caption for photo)
In 1997, Red Dog Mine continued with the expansion of its mill and port facility at the $200-million mine located north of Kotzebue.

Mining Production Up Substantially

   Overall, 1997 was a very good year for Alaska's mining industry. The industry employed approximately 3,900 workers. Mining expenditures are typically divided into those for exploration, development and production (see charts at right). Exploration and production expenditures increased for 1997, while development spending declined due to the completion of the Fort Knox gold mine in 1996.
   Alaska continues to produce increasing quantities of zinc, lead, gold and silver. The pricing of these metals substantially impacts the value of Alaska production each year as well as mining companies' investments in exploration and development.
   Zinc, used widely to create galvanized steel, is a key raw material used in automobiles and construction materials. Zinc prices increased throughout the first half of the year, but corrected slightly with higher worldwide inventories and foriegn currency devaluations. Lead prices were flat for most of the year, with stable inventories. The primary use of lead is in the manufacturing of lead-acid batteries. Silver prices remained fairly steady throughout the year. The largest use of silver is in the making of photographic film products.
   The most volatile metal price was gold. Gold prices sank from a high of $360 per ounce to a low of $285 before ending the year at just under $300. While demand was strong for jewelry fabrication, the inventory was high due to central bank sales and the impact of speculative short-selling.
   Overall, the value of mine production increased significantly in 1997. Fort Knox completed its first year of operation and Illinois Creek started production. Greens Creek also experienced a full year of silver, zinc, gold and lead production after restarting in 1996.
   Usibelli Coal Mine produced 1.45 million tons of coal in 1996 and exported about half of it to Korea. The Healy Clean Coal Project was completed during 1997 and will be operational by mid-1998. This state-of-the-art coal-fired plant will generate an additional 53 megawatts of electricity for the Fairbanks region, consuming about 300,000 tons of waste coal.
   During 1997, Sealaska Corporation began producing limestone from its Calder quarry on Prince of Wales Island. The high-quality crushed and screened calcium carbonate will be exported for use in horticulture, construction materials and the manufacture of animal feed.
   Development construction continued at a slower pace than in prior years, reduced by the completion of the Fort Knox gold mine in 1996 and Echo Bay Mine's abandonment of A-J Mine development. The most significant project underway was the continued expansion of the

Economic Value of Alaska Mining Industry
In Millions    `93     `94     `95     `96     Est'97

Exploration    $30     $31     $34     $45     $51
Development    $28     $45     $149    $394    $152
Production     $449    $508    $537    $590    $885

Total          $507    $584    $720    $1,029  $1,088

Source: State of Alaska, Division of Mining

Employment
Year-Round Equivalents
               `93     `94     `95     `96     Est'97
               3,130   3,083   3,406   3,737   3,900

$200-million mine, mill and port facility at the Red Dog zinc mine, north of Kotzebue. In 1998, the mill will increase concentrate production by 40%, solidifying it as the largest and lowest-cost zinc mine in the world. The Illinois Creek gold mine started production in 1997 after experiencing weather delays in its heap-leach recovery operation.
   Exploration expenditures in 1997 were the highest this decade. Despite the disappointing drop in gold prices, exploration investment continued at a record pace.
   Placer Dome continued to drill and evaluate the hard rock gold-bearing deposit at Donlin Creek in the Kuskokwim drainage (on Calista Region Corporation land). Sumitomo Metal Mining Canada, Ltd. and the Teck Corporation continued their investment in the Pogo hard rock gold prospect north of Delta Junction, announcing a resource base containing 4.5 million ounces of gold at grades much richer than those of Fort Knox. Closer to Fairbanks, Newmont Exploration and La Teko Resources Ltd. continued drilling at the True North prospect near Cleary Summit.
   On Prince of Wales Island, Teck Corporation continued to work with Abacus Minerals on the Niblack copper, zinc, silver and gold property. Other notable mining interests such as Kennecott Exploration and American Copper & Nickel Co., a subsidiary of Inco, Ltd., continued to invest aggressively in properties throughout the state. Exploration for 1998 will depend largely on gold prices. If prices do not stabilize at a higher level, exploration will likely be curtailed. On a positive note, a recent State of Alaska airborne geophysical survey of land open to exploration is now available to the public and has sparked much interest.
   The outlook for the Alaska mining industry remains positive. The number of large mining concerns investing in exploration attests to the strong message sent by the State of Alaska and Native landowners: Alaska is open for mining on nearly 150 million acres of state and private lands. Although Alaska's environmental laws and regulations are among the most stringent in the nation, large well-financed projects find the rules workable. Over the next decade, mining should continue to positively impact our economy and environment.(NBA's symbol)

By James Cloud, Executive Vice President

Tourism Going Strong

   A record number of visitors traveled to Alaska in 1997. The State Department of Tourism estimates the number of travelers at 1.3 million, approximately 15% more than 1996.
   While the number of tourists continued the strong upward trend, in-state tourism-related revenues declined. Although visitors spent well over $50 million in 1997, this is a decline from prior years. Many industry experts believe that declining per capita spending is due to an increasing proportion of cruise line passengers in comparison to independent travelers (who tour the state by land and marine highways or by air). Cruise line passengers typically spend less per person in the state compared to independent travelers.

(Photo of Kenai Fjords Tour boat.)
(Caption for photo)
Cook Inlet Region, Inc. (CIRI) assumed a role in the state's tourism industry when it purchased Kenai Fjords Tours earlier in the year.

   Industry experts attribute this changing visitor profile to reduced spending on general image advertising of the state. In 1998, the industry will work to develop a more independent approach to marketing its product. One option under consideration is the consolidation of the State Department of Tourism and the Alaska Tourism and Marketing Council into the Alaska Visitors Association. This initial plan needs work before all the tourism interests in the state accept it.
   In the meantime, many operators are focusing on attracting independent travelers. During their Alaska visit, these individuals may drive, fly or even cruise part of the way. They typically contract directly with Alaskan-based businesses for higher-priced services such as fishing or hunting lodge visits, float and sightseeing trips or kayaking and bird watching.
   These businesses are generally unable to afford traditional world marketing techniques such as those used by the cruise lines. Many have recently turned to the Internet as an alternative means of reaching potential visitors. It is too early to measure the effect of this new-age, cost-effective method of promoting a travel product, but it may be an optimum means of attracting a potentially lucrative market.
   Baby boomer travelers are a major focus for the Alaskan market. They tend to be independent and adventurous, the perfect client for Alaska's growing eco-tourism industry. The potential in this area is reflected in the increasing number of small business memberships in the Alaska Wilderness Recreation & Tourism Association (AWRTA) and the Alaska Visitors Association (AVA). Eco-tourism businesses typically attract a summer client base of less than 200, but offer innovative and personalized alternatives such as a working "research cruise" in Southeast Alaska, kayaking with whales in Prince William Sound and an archeological dig site in Kodiak.

   Throughout the tourism industry, marketing continues to be the media that stimulates the imagination and desire of the potential client. Without effective marketing programs, it is doubtful that vacationers will consider Alaska a destination. The challenge for this industry in 1998 and the coming years will be to develop an effective means of continuing to attract a variety of tourists to the state.(NBA's symbol)

By Ben Barrera, Vice President

Support Industries Contribute to Overall Growth

   Overall, Alaska's industries produced stronger than expected growth in 1997, registering between 1% and 1 1/2%. Alaska's largest private sector employer, services, again was the catalyst for these positive figures. The pacesetters for service growth were hotels and lodging, health care, business services, social services and amusement and recreation services.
   The hotel industry experienced 3% employment growth and is expected to show more growth in 1998 with expansions underway. Summertime growth included many new bed & breakfast outlets, as well as the opening of the NANA-Marriott Courtyard Hotel in Anchorage and the Mt. McKinley Princess Lodge near Talkeetna. The Westmark in Fairbanks also expanded and numerous other hotel projects are underway or recently opened in Anchorage.
   The growth of air cargo transportation has been sizable over the past three years with 90% of all Asian-North American air cargo now coming through Anchorage. This growth is driven by the "hubbing" operations of U.S. carriers
such as UPS, Federal Express, Polar, United and Northwest.   MAPCO and Lynxs'
joint-venture to build a cargo transfer building at North Airpark will likely encourage foreign companies to establish hubs in Anchorage as well.
   In 1997, United Airlines' decision to hub in Anchorage brought along 100 ground crew

(Photo of exterior and interior of hospital in Kodiak.)
The Kodiak Island Medical Center became part of Providence Health System of Alaska (PHSA) in April. PHSA manages and operates the hospital through its partnership agreement with the Kodiak Island Borough.

personnel and about 125 Anchorage-based pilots.  Federal Express has 200 pilots
based in Anchorage.   A proposed $191-million airport renovation for airfield,
road and concourse improvements is awaiting legislative approval.
   Health care services showed robust growth of more than 5% in 1997. The reason for this growth is hard to pinpoint. It is not due to population growth. More likely factors are an increasingly aging population, a rise in home health care, an increase in outsourcing public health care to the private sector and the continued migration of health care professionals from managed care in the Lower 48.
   Professional service providers such as engineers, surveyors and architects experienced a good year due to construction, hard rock mining and environmental clean-up of Alaska's military installations. The legal profession, however, again experienced a decline in employment.
   Business services expanded, with continued outsourcing by both private and public entities to temporary help. The communications industry is healthy and competitive, with about 5% growth.
   Although the retail sector has seen a slowdown, growth was better than expected. Fred Meyer expanded their original Fairbanks store to include a grocery section; Safeway remodeled in Anchorage; Home Depot nearly completed its building project; and Mapco and Tesoro Alaska upgraded and built several new gas stations and retail facilities.
   The financial sector is very strong, however little growth has occurred due to competitive pressures and technological changes. Denali and Alaska Federal Credit Union merged in February. More changes can be expected if Congress removes the non-profit status of credit unions.
   In 1998, we should continue to see confident, steady growth in the services industry.

By Margaret Richmond, Vice President

1997 Financial Highlights
National Bancorp of Alaska

Ten-Year Record                                                     Page 20

Financial Statements
   Consolidated Statements of Income                                Page 22
   Consolidated Statements of Condition                             Page 23
   Consolidated Statements of Cash Flows                            Page 24
   Consolidated Statements of Changes in Shareholders' Equity       Page 25
   Notes to Consolidated Financial Statements                       Page 25

Report of Independent Auditors                                      Page 35

Management Discussion and Analysis
   Highlights                                                       Page 36
   Net Interest Income                                              Page 36
   Noninterest Income                                               Page 37
   Noninterest Expense                                              Page 37
   Investment Securities, Securities Available for Sale
     and Short-Term Investments                                     Page 38
   Liquidity and Interest Rate Sensitivity                          Page 38
   Loans and Lease Financing                                        Page 39
   Reserve for Loan Losses and Provision for Loan Losses            Page 41
   Deposits and Short-Term Borrowings                               Page 42
   Limited Partnership Investments                                  Page 43
   Shareholders' Equity and Capital Resources                       Page 43
   Impact of the Year 2000 Issue                                    Page 43
   Impact of Inflation                                              Page 43

Consolidated Average Balance Sheets/Interest
  Income and Expense/Rates                                          Page 44

Analysis of Changes in Net Interest Margin                          Page 45

Quarterly Financial Data                                            Page 46

Market for Common Stock                                             Page 46

                                 TEN YEAR RECORD
(For the Years Ended December 31) (In thousands except per share amounts and statistics)
                                              1997        1996         1995        1994         1993
Operating Results
  Net interest income                     $136,242    $130,413     $120,547    $113,471     $112,820
  Provision for loan losses                  5,400       6,650       (3,100)      2,200        7,700
  Other income                              48,968      50,627       33,992      35,538       38,517
  Other expenses                           100,352     102,361       94,688      89,072       89,571
----------------------------------------------------------------------------------------------------
  Income before income taxes                79,458      72,029       62,951      57,737       54,066
  Income taxes                              28,201      25,513       21,671      20,217       18,440
----------------------------------------------------------------------------------------------------
  Net income                                51,257      46,516       41,280      37,520       35,626
  Cash dividends declared              $  15,651     $  15,915    $  13,547   $  11,953    $  11,953

Per Share Statistics
  Net income                                 $6.53       $5.84        $5.18       $4.71        $4.47
  Cash dividends declared                     2.00        2.00         1.70        1.50         1.50
  Stock dividends - declared percent             -           -            -           -            -
  Book value at year-end                    $51.38      $47.54       $43.96      $39.25       $36.77

Year-End Totals
  Demand deposits                      $   583,184 $   539,309  $   539,714 $   522,285  $   514,667
  Interest-bearing deposits:
    NOW                                    193,474     174,470      148,896     163,088      145,057
    Money market savings                   295,088     304,000      291,325     326,386      266,949
    Time and savings                       909,595     849,274      760,546     735,862      679,474
----------------------------------------------------------------------------------------------------
      Total Interest-bearing Deposits    1,398,157   1,327,744    1,200,767   1,225,336    1,091,480
      Total Deposits                     1,981,341   1,867,053    1,740,481   1,747,621    1,606,147

  Federal funds purchased and securities
    sold under agreement to repurchase     362,626     364,569      325,859     259,983      283,665

  Loans and lease financing              1,471,461   1,446,978    1,326,840   1,226,164    1,122,570

  Investment securities:
    U.S. government and agencies           301,178     317,145      303,304     345,319      282,110
    State and political subdivisions        11,864      15,878        9,008      20,239        6,773
    Other                                  296,420     263,450      241,089     213,174      215,386
----------------------------------------------------------------------------------------------------
      Total Investment Securities          609,462     596,473      553,401     578,732      504,269

  Securities available for sale            228,739     253,552      273,391     273,723      186,209

  Shareholders' equity account             398,881     377,403      350,320     312,772      292,976

  Total assets                          $2,777,066  $2,648,484   $2,450,921  $2,344,678   $2,207,280
----------------------------------------------------------------------------------------------------
  Other year-end statistics:
    Number of shares outstanding         7,763,015   7,938,800    7,968,800   7,968,800    7,968,800
    Number of shareholders                   1,196       1,199        1,224       1,243        1,279
    Number of employees                      1,103       1,110        1,101       1,130        1,202

                                  TEN YEAR RECORD-Continued
(For the Years Ended December 31)
(In thousands except per share amounts and statistics)
                                              1992        1991         1990        1989         1988
Operating Results
  Net interest income                     $100,763     $93,739      $85,384     $73,411      $59,870
  Provision for loan losses                  4,000       3,000        9,562      14,112       22,100
  Other income                              38,284      32,875       30,847      37,043       26,768
  Other expenses                            83,704      82,062       74,889      70,427       59,275
----------------------------------------------------------------------------------------------------
  Income before income taxes                51,343      41,552       31,780      25,915        5,263
  Income taxes                              17,316      13,149        6,268       3,199         (972)
----------------------------------------------------------------------------------------------------
  Net income                                34,027      28,403       25,512      22,716        6,235
  Cash dividends declared               $    6,774    $  3,984     $  3,984    $  2,988     $  2,988

Per Share Statistics
  Net income                                 $4.27       $3.56        $3.20       $2.85        $0.78
  Cash dividends declared                     0.85        0.50         0.50        0.38         0.38
  Stock dividends - declared percent             -           -       33.33%           -            -
  Book value at year-end                    $33.79      $30.37       $27.31      $24.61       $22.13

Year-End Totals
  Demand deposits                       $  468,077  $  415,584   $  444,761  $  484,177   $  361,349
  Interest-bearing deposits:
    NOW                                    126,481     122,376      104,106     106,310       93,605
    Money market savings                   261,134     248,852      216,284     222,601      253,597
    Time and savings                       680,578     738,178      799,251     868,287      565,459
----------------------------------------------------------------------------------------------------
      Total Interest-bearing Deposits    1,068,193   1,109,406    1,119,641   1,197,198      912,661
      Total Deposits                     1,536,270   1,524,990    1,564,402   1,681,375    1,274,010

  Federal funds purchased and securities
   sold under agreement to repurchase      300,335     271,625      245,660     224,005      172,592

  Loans and lease financing                928,999     874,118      922,505     892,634      787,900

  Investment securities:
    U.S. government and agencies           382,460     395,401      516,867     588,496      455,788
    State and political subdivisions        10,605       4,639        7,257      12,488       19,330
    Other                                  298,322     266,657      262,760     221,954       37,761
----------------------------------------------------------------------------------------------------
      Total Investment Securities          691,387     666,697      786,884     822,938      512,879

  Securities available for sale            154,514     176,341            -           -            -

  Shareholders' equity account             269,303     242,050      217,631     196,103      176,375

  Total assets                          $2,129,965  $2,077,243   $2,063,258  $2,139,923   $1,652,505
----------------------------------------------------------------------------------------------------
  Other year-end statistics:
    Number of shares outstanding         7,968,800   7,968,800    7,968,800   5,976,600    5,976,600
    Number of shareholders                   1,826       1,332        1,351       1,352        1,405
    Number of employees                      1,137       1,138        1,132       1,146          921

CONSOLIDATED STATEMENTS OF INCOME
(For the Years Ended December 31)    (In thousands except per share amounts)
                                                   1997      1996      1995
Interest Income:
  Loans and lease financing including fees     $149,554  $141,178  $132,336
  Balances with banks                                38        46        41
  Federal funds sold and securities purchased
    under agreement to resell                     3,868     2,265       806
  Investment securities including dividends:
    U.S. government                              12,267    12,339    13,920
    U.S. agencies                                22,841    22,467    22,753
    States and political subdivisions               619       422       812
    Other securities                             19,904    18,814    18,588
---------------------------------------------------------------------------
      Total Interest Income                     209,091   197,531   189,256

Interest Expense:
  Deposits                                       54,649    50,205    50,413
  Federal funds purchased and securities
    sold under agreement to repurchase           18,188    16,894    18,273
  Other purchased funds                              12        19        23
---------------------------------------------------------------------------
      Total Interest Expense                     72,849    67,118    68,709
---------------------------------------------------------------------------
      Net Interest Income                       136,242   130,413   120,547
Provision for loan losses                         5,400     6,650    (3,100)
---------------------------------------------------------------------------
      Net Interest Income after Provision
       for Loan Losses                          130,842   123,763   123,647

Other Income:
  Trust department income                         2,534     2,238     2,114
  Service charges on deposit accounts            12,496    12,292    11,867
  Mortgage loan servicing fees                    8,175     8,112     7,936
  Securities transactions                           345        58    (3,959)
  Gains on limited partnership investments        4,174     6,063       127
  Credit card service fees                        6,968     6,178     5,849
  Other                                          14,276    15,686    10,058
---------------------------------------------------------------------------
      Total Other Income                         48,968    50,627    33,992

Other Expense:
  Salaries                                       38,539    38,251    36,802
  Profit sharing and other employee benefits     12,644    11,427    10,415
  Net occupancy expense of bank premises          7,540     7,394     7,135
  Furniture and equipment expense                 9,113     9,267     8,267
  Other                                          32,516    36,022    32,069
---------------------------------------------------------------------------
      Total Other Expense                       100,352   102,361    94,688

Income before income taxes                       79,458    72,029    62,951
Income taxes                                     28,201    25,513    21,671
---------------------------------------------------------------------------
      Net Income                               $ 51,257  $ 46,516  $ 41,280
===========================================================================
Net income per share                              $6.53     $5.84     $5.18
===========================================================================
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONDITION
(As of December 31)                 (In thousands except per share amounts)
                                                           1997          1996
Assets:
  Cash and due from banks                            $  155,849    $  166,771
  Interest-bearing balances with banks                      150           233
  Federal funds sold                                    100,000        20,000
  Investment securities:
    U.S. agencies                                       301,178       317,145
    State and political subdivisions                     11,864        15,878
    Other securities                                    296,420       263,450
-----------------------------------------------------------------------------
      Total Investment Securities                       609,462       596,473
      (Market value $615,784 in 1997
       and $599,687 in 1996)
  Securities available for sale at market
    (Cost $223,614 in 1997 and $249,509 in 1996)        228,739       253,552
  Loans and lease financing                           1,471,461     1,446,978
  Reserve for loan losses                               (24,530)      (23,002)
-----------------------------------------------------------------------------
      Net Loans and Lease Financing                   1,446,931     1,423,976
  Loans held for sale                                    58,304        31,563
  Net premises and equipment                             71,037        71,212
  Limited partnership investments                        50,408        32,197
  Other assets                                           56,186        52,507
-----------------------------------------------------------------------------
      Total Assets                                   $2,777,066    $2,648,484
=============================================================================

Liabilities and Shareholders' Equity:
  Demand deposits                                   $   583,184   $   539,309
  Interest-bearing deposits:
    NOW                                                 193,474       174,470
    Savings                                             298,680       297,058
    Money market savings                                295,088       304,000
    Time                                                610,915       552,216
-----------------------------------------------------------------------------
      Total Interest-Bearing Deposits                 1,398,157     1,327,744
-----------------------------------------------------------------------------
      Total Deposits                                  1,981,341     1,867,053
  Federal funds purchased                                 2,761         7,655
  Securities sold under agreement to repurchase         359,865       356,914
  Other purchased funds                                     136           898
  Other liabilities                                      34,082        38,561
      Total Liabilities                               2,378,185     2,271,081
Shareholders' Equity:
  Common stock - $10 par value   1997        1996        80,000        80,000
    Shares authorized         10,500,000  10,500,000
    Shares issued              8,000,000   8,000,000
  Capital surplus                                        63,000        63,000
  Retained earnings                                     269,909       234,303
  Net unrealized gains on securities
    available for sale, net of taxes                      3,049         2,405
  Treasury stock at cost (236,985 shares
    in 1997 and 61,200 shares in 1996)                  (17,077)       (2,305)
-----------------------------------------------------------------------------
      Total Shareholders' Equity                        398,881       377,403
-----------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity     $2,777,066    $2,648,484
=============================================================================
  Net book value per share (Based on 7,763,015 shares
    in 1997 and 7,938,800 shares in 1996 outstanding)    $51.38        $47.54
=============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(For the Years Ended December 31) (In thousands)                  1997       1996        1995
Operating Activities
  Net Income                                                    $ 51,257  $  46,516    $ 41,280
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                                      5,400      6,650      (3,100)
    Deferred tax expense (credit)                                  2,183     (1,893)       (124)
    Provision for depreciation and amortization                    7,857      8,628       6,995
    Net amortization of premium or discount on securities         (1,025)    (1,959)        606
    Gain on security and limited partnership transactions         (4,811)    (6,121)       (127)
    Loss on security and limited partnership transactions            292          -       3,959
    Gain on  loan sales                                             (444)    (1,140)       (405)
    Loss (gain) on sales of premises and equipment                    74       (177)         (4)
    Loss (gain) on sales of other assets                             (10)    (3,375)         50
    Net decrease (increase) in loans held for sale               (26,297)     2,676     (13,022)
    Decrease (increase) in interest receivable, prepaid
     expenses, and other assets                                   (2,043)     1,604      (1,688)
    Increase (decrease) in interest payable, accrued
     expenses, and other liabilities                              (1,058)     1,144       7,177
-----------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                   31,375     52,553      41,597

Investing Activities
  Net decrease (increase) in federal funds sold and
    interest-bearing balances with other banks                   (79,917)   (18,940)      8,902
  Proceeds from maturities of securities held to maturity        149,085    126,379      99,193
  Purchases of securities held to maturity                      (161,202)  (166,996)    (74,456)
  Proceeds from maturities of securities available for sale       40,648     35,000           _
  Proceeds from sales of securities available for sale            41,090     25,558     183,626
  Purchases of securities available for sale                     (55,344)   (43,911)   (170,759)
  Net increase in loans and lease financing                      (28,715)  (125,603)    (96,574)
  Proceeds from sales of premises and equipment                       53        310          28
  Proceeds from sales of other assets                              4,183     14,850       6,731
  Purchases of premises and equipment                             (7,348)   (15,884)     (9,534)
  Purchase of other assets                                       (24,493)   (15,470)    (20,985)
  Acquisition of banks                                                 -          -        (100)
-----------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                     (121,960)  (184,707)    (73,928)

Financing Activities
  Net increase (decrease) in total deposits                      112,868    129,500      (7,040)
  Net increase (decrease) in short-term borrowings                (2,705)    37,927      65,854
  Acquisition of treasury stock                                  (14,772)    (1,879)          -
  Cash dividends paid                                            (15,728)   (15,930)    (11,555)
-----------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities                   79,663    149,618      47,259
-----------------------------------------------------------------------------------------------
      Increase (decrease) in cash and cash equivalents           (10,922)    17,464      14,928
Cash and cash equivalents at beginning of year                   166,771    149,307     134,379
-----------------------------------------------------------------------------------------------
      Cash and Cash Equivalents at End of Year                  $155,849   $166,771    $149,307
===============================================================================================

Total interest payments on deposits and purchased funds were $71,286,000 in 1997, $67,303,000 in 1996, and $65,872,000 in 1995. Income tax payments made during the calendar years of 1997, 1996, and 1995 were $25,503,000, $26,096,000, and $21,129,000, respectively. An adjustment for the net change in unrealized gains on securities available for sale of $644,000, $(1,639,000) and $9,815,000, net of tax, has been reflected in shareholders' equity in 1997, 1996 and 1995, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF ChANGE IN SHAREHOLDERS' EQUITY

                                   Common                    Net Unrealized                   Total
                                Stock $10  Capital  Retained Gains (Losses)  Treasury Shareholders'
(In thousands)                  Par Value  Surplus  Earnings  on Securities   Stock       Equity

Balance January 1, 1995          $80,000   $63,000  $175,969    $(5,771)    $   (426)    $312,772
  Net income                           -         -    41,280          -            -       41,280
  Cash dividend declared               -         -   (13,547)         -            -      (13,547)
  Net unrealized gain on
   securities available for sale       -         -                9,815            -        9,815
-------------------------------------------------------------------------------------------------
Balance December 31, 1995         80,000    63,000   203,702      4,044         (426)     350,320
  Net income                           -         -    46,516          -            -       46,516
  Cash dividend declared               -         -   (15,915)         -            -      (15,915)
  Purchase of treasury stock           -         -         -          -       (1,879)      (1,879)
  Net unrealized loss on
   securities available for sale       -         -         -     (1,639)           -       (1,639)
-------------------------------------------------------------------------------------------------
Balance December 31, 1996         80,000    63,000   234,303      2,405       (2,305)     377,403
  Net income                           -         -    51,257          -             -      51,257
  Cash dividend declared               -         -   (15,651)         -             -     (15,651)
  Purchase of treasury stock           -         -         -          -       (14,772)    (14,772)
  Net unrealized gain on
   securities available for sale       -         -       644          -             -         644
-------------------------------------------------------------------------------------------------
Balance December 31, 1997        $80,000   $63,000  $269,909     $3,049      $(17,077)   $398,881
=================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The National Bancorp of Alaska, Inc. is the largest bank holding company in Alaska providing a full range of financial services through its principal subsidiary, National Bank of Alaska (the Bank). National Bancorp of Alaska, Inc. and its subsidiaries (the Corporation) provides banking services to Alaskan customers from operating offices located throughout the state of Alaska and in Seattle, Washington, and also engages in trust and investment banking, mortgage banking, consumer finance, credit card and merchant processing and investments in limited partnerships.

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

The consolidated financial statements include the accounts of National Bancorp of Alaska, Inc., and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash and due from banks.

SECURITIES: Investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Management believes the Corporation has the ability and intent to hold such securities until maturity.

Securities available for sale, which are primarily U.S. Treasury securities, are valued in the aggregate at market with unrealized gains or losses recognized as a component of shareholders' equity. Although the Corporation has the ability to hold such securities until maturity, these securities may be sold in response to foreseeable events and conditions related to interest rate changes. Gains and losses from the sale of securities are computed under the specific identification method.

LOANS AND LEASE FINANCING: Loans are carried at their principal amounts outstanding. Interest income on loans is accrued and recognized on the principal amount outstanding except for those loans in a nonaccrual status. Interest is accrued on loans past due 90 days or more only when management has ascertained that collection of the interest is assured and imminent. Loans are placed in nonaccrual status, and related accrued interest reversed to income, when principal or interest is in default for 90 days or more, unless a loan is well secured and in the process of collection. Income from nonaccrual loans is recorded only when interest payments are received. The financing method of accounting is used for direct lease contracts receivable. Under this method, income is recognized during the term of the lease in proportion to the unrecovered investment.

LOAN FEES AND COSTS: Loan interest income is adjusted for amortization of deferred loan origination and commitment fees to approximate the level yield method of accounting.

LOANS HELD FOR SALE: Loans held for sale are primarily residential mortgage loans and are valued in the aggregate at the lower of cost or market value.

RESERVE FOR LOAN LOSSES: Loan losses are accounted for under the reserve method. Losses and recoveries are charged or credited directly to the reserve. The provision for loan losses is charged to operating expense and is based on management's evaluation of the loan portfolio, past loan loss experience, anticipated loan losses, growth in the loan portfolio and other factors including economic conditions that deserve consideration in estimating existing and inherent loan losses in the portfolio. For the purpose of computing income tax, the Corporation provides the maximum expense allowable under applicable income tax laws.

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

OTHER REAL ESTATE OWNED: Other real estate owned comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These amounts are recorded at the lower of cost or fair value. Any writedown from the cost to fair value required at the time of foreclosure is charged to the reserve for loan losses. Subsequent write-downs and gains or losses recognized on the sale of these properties are included in other expense or other income.

MORTGAGE SERVICING RIGHTS: Mortgage servicing rights are recognized for purchased mortgage servicing and mortgage loans originated and sold. Mortgage servicing rights are recorded based on the relative fair values of the servicing rights and the loan without the servicing rights. Impairment of servicing rights is evaluated using fair value and recognized through a valuation allowance.

LIMITED PARTNERSHIP INVESTMENTS: Investments in limited partnerships are recorded at cost and income is recognized when realized. The Corporation's percentage share of any individual company does not exceed 10%. Other than temporary impairments of value are recognized by a valuation allowance and a charge to income.

NEW ACCOUNTING PRONOUNCEMENTS: Beginning in fiscal year 1998, the Corporation plans to adopt the following accounting pronouncements, which will not have a material effect on the financial statements:

In December 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement deferred certain portions of SFAS 125 "Accounting for Transfers and Servicing of Financial Assets" concerning repurchase agreements, dollar-roll, security lending and similar transactions to years beginning after December 31, 1997.

In June 1997, FASB issued SFAS 130, "Reporting Comprehensive Income." This statement provides guidance in reporting changes to components of shareholders' equity otherwise not included in the earning statement as components of comprehensive income. The statement is effective for years beginning after December 15, 1997.

In June 1997, FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement provides guidance in reporting financial and descriptive information on reportable segments of a business. Reportable segments include those whose net profit, revenues or assets make up 10% or more of the consolidated amounts or those whose results are reviewed by the chief operating decision maker to assess performance or allocate resources. The statement is effective for years beginning after December 15, 1997.

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

EARNING PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year (7,844,183 in 1997, 7,959,251 shares in 1996 and 7,968,800 in 1995).

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

Loans: For variable-rate loans that reprice frequently, fair values are based on carrying amounts. An estimate of the fair value of the remaining portfolio is based on discounted cash flow analyses applied to pools of similar loans, using weighted average coupon rates, weighted average maturities, and interest rates currently being offered for similar loans. Fair values for nonaccrual loans are based on the value of the collateral or the present value of the expected cash flow related to the loans.

Loan commitments and letters of credit: Fair values for loan commitments and guarantees are based on the fees currently charged to enter into similar agreements.

Loans held for sale: Fair values of residential mortgages with commitments to sell within 90 days are based upon the amounts receivable under the commitments. Fair values for other mortgages are based on the value of loans with similar characteristics.

Deposit liabilities: The fair values of demand, NOW, savings and money market savings deposits are equal to the carrying amount at the reporting date. The carrying amount for variable rate time deposits approximate their fair value. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies currently offered interest rates to a schedule of aggregate expected monthly maturities of time deposits.

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


2. RESTRICTIONS ON CASH AND DUE FROM BANKS
The Bank is required to meet statutory reserve requirements. In part, these requirements are met by maintaining balances in a noninterest-bearing account at a Federal Reserve Bank. During 1997 and 1996, the average balance in this account totaled $12,746,000 and $12,548,000, respectively.

3. SECURITIES
The following table shows the major components of the securities portfolio, the maturity distribution of debt securities and a comparison of book and market value.
Investment Securities
December 31, 1997                   Amortized  Unrealized Unrealized    Market
(In thousands)                           Cost       Gains     Losses     Value
U.S. agencies and corporations       $301,178      $3,780    $  (39)  $304,919
State and political subdivisions       11,864          57          -    11,921
Corporate notes                        90,016       1,116        (9)    91,123
Mortgage and asset backed securities  181,218       1,627      (210)   182,635
Other securities                       25,186           -          -    25,186
------------------------------------------------------------------------------
  Total                              $609,462      $6,580     $(258)  $615,784
==============================================================================

Securities available for sale
December 31, 1997                   Amortized  Unrealized Unrealized    Market
(In thousands)                           Cost       Gains     Losses     Value
U.S. Treasury                        $169,203      $3,292      $   -  $172,495
U.S. agencies and corporations         30,779         201          -    30,980
Preferred stock                        23,632       1,651       (19)    25,264
------------------------------------------------------------------------------
  Total                              $223,614      $5,144      $(19)  $228,739
==============================================================================

Investment Securities
December 31, 1996                   Amortized  Unrealized Unrealized    Market
(In thousands)                           Cost       Gains     Losses     Value
U.S. agencies and corporations       $317,145      $2,096   $(1,385)  $317,856
State and political subdivisions       15,878          33        (3)    15,908
Corporate notes                        95,082       1,418       (28)    96,472
Mortgage and asset backed securities  144,738       1,545      (462)   145,821
Other securities                       23,630           -          -    23,630
------------------------------------------------------------------------------
  Total                              $596,473      $5,092   $(1,878)  $599,687
==============================================================================

Securities available for sale
December 31, 1996                   Amortized  Unrealized Unrealized    Market
(In thousands)                           Cost       Gains     Losses     Value
U.S. Treasury                        $188,933      $3,226     $    -  $192,159
U.S. agencies and corporations         34,074         279          -    34,353
Preferred stock                        26,502         797      (259)    27,040
------------------------------------------------------------------------------
Total                                $249,509      $4,302     $(259)  $253,552
==============================================================================

Maturities Distribution of Debt Securities
                                                           Securities Available
                                    Investment Securities        for Sale
December 31, 1997                   Amortized      Market  Amortized    Market
(In thousands)                           Cost       Value       Cost     Value
Due in 1 year or less                $113,788    $114,418  $  34,887  $ 35,047
Due after 1 year through 5 years      448,342     453,476    165,095   168,428
Due after 5 years through 10 years     22,146      22,704          -         -
------------------------------------------------------------------------------
  Total                              $584,276    $590,598   $199,982  $203,475
==============================================================================
Maturities of mortgage and asset backed securities are classified based on their anticipated repayment schedules. Actual repayments may vary due to prepayment of the underlying loans.

The Corporation pledged $492,783,000 of its U.S. Treasury and U.S. agencies and corporations securities and $696,000 of its state and political subdivisions securities as of December 31, 1997, to secure public deposits, trust funds, securities sold under repurchase agreements and for other purposes. In 1996, $477,295,000 of its U.S. Treasury and U.S. agencies and corporations securities and $1,350,000 of its state and political subdivision were pledged. The Corporation does not have a trading security portfolio.

4. LOANS AND LEASE FINANCING
The Bank grants commercial, real estate and consumer loans to customers throughout the state. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

The following table represents an analysis of the loans and lease financing portfolio at December 31:
(In thousands)                                                1997        1996
Commercial and industrial                               $  546,143  $  503,309
Real estate construction                                    35,120      34,767
Real estate long-term                                      492,325     462,958
Consumer installment                                       333,872     379,898
Nontaxable                                                  51,245      55,372
Lease financing                                             12,756      10,674
------------------------------------------------------------------------------
  Loans and Lease Financing                             $1,471,461  $1,446,978
==============================================================================

The carrying amount and fair value of the loan portfolio, excluding leases, consists of the following at December 31:
                                                 1997         1996
(In thousands)                   Carrying        Fair     Carrying        Fair
                                   Amount       Value       Amount       Value
Commercial and industrial      $  546,143  $  548,740   $  503,309  $  501,789
Real estate construction           35,120      35,144       34,767      34,774
Real estate long-term             492,325     492,110      462,958     460,603
Consumer installment              333,872     333,517      379,898     379,503
Nontaxable                         51,245      51,182       55,372      55,568
------------------------------------------------------------------------------
  Loans                        $1,458,705  $1,460,693   $1,436,304  $1,432,237
==============================================================================
At December 31, 1997 and 1996 loans held for sale were $58,304,000 and $31,563,000. Consumer loans totaling $50,000,000 were sold in 1997 under a revolving securitization agreement. Mortgage loans sold in 1997, 1996 and 1995 totaled $249,371,000, $300,706,000, and $201,999,000, respectively.

In 1997, SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was adopted prospectively. This statement provides guidance for identifying and recording transfers of financial assets and accounting for servicing assets or liabilities.

The amount of servicing assets recognized during 1997 was $3,057,000, and amortization was $461,000 for the year. Fair value of servicing assets is measured using net present value of future expected net servicing revenues over servicing costs. The fair value of servicing assets at December 31, 1997 was $10,586,000. Servicing assets are stratified by interest rate in determining if a valuation allowance for impairment is required. It has been determined that a valuation allowance for impairment is not required.

5. RESERVE FOR LAON LOSSES
The following is a reconciliation of the loan loss reserve for the years ended December 31:
(In thousands)                                     1997       1996       1995
Balance at beginning of year                    $23,002    $21,529    $19,226
Loans charged off                                (7,205)    (7,737)    (4,544)
Recoveries of loans charged off                   3,333      2,560      9,947
-----------------------------------------------------------------------------
Net (charge offs) recoveries                     (3,872)    (5,177)     5,403
Provision charged to operating expense            5,400      6,650     (3,100)
----------------------------------------------------------------------------
  Balance at End of Year                        $24,530    $23,002    $21,529
=============================================================================
The total investment in impaired loans was $10,039,000 and $5,493,000 at December 31, 1997 and 1996, respectively. Interest income on impaired loans is recorded on the cash basis and totaled $105,000 for 1997 and $54,000 for 1996. The average balance of impaired loans was $9,108,000 for 1997 and $6,466,000 for 1996.

6. PREMISES AND EQUIPMENT
The following table summarizes the components of premises and equipment at December 31:
(In thousands)                                            1997         1996
Buildings                                              $70,475      $66,054
Land                                                    14,479       14,191
Leasehold improvements                                   5,061        4,885
Equipment, furniture and fixtures                       51,673       50,830
---------------------------------------------------------------------------
  Total Cost                                           141,688      135,960
Less accumulated depreciation                          (70,651)     (64,748)
---------------------------------------------------------------------------
  Net Book Value                                       $71,037      $71,212
===========================================================================
Depreciation expense was $7,398,000 in 1997, $6,756,000 in 1996 and  $5,535,000
in 1995.

7. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Information related to the Corporation's securities sold under agreement to repurchase at December 31, 1997, is segregated below by due date and by the type of securities sold:
                                           Less
                                            Than     30-90     After
(In thousands)               Overnight   30 Days      Days   90 Days     Total
U.S. Treasury
  Carrying value               $63,455    $2,957    $3,129   $24,063   $93,604
  Market value                  64,735     3,058     3,198    24,693    95,684
  Repurchase agreements         61,807     1,168     1,968    17,842    82,785
  Interest rate                  4.82%     4.71%     4.51%     5.63%     4.98%
------------------------------------------------------------------------------
U.S. agencies
  Carrying value              $230,736   $10,649   $17,941   $32,394  $291,720
  Market value                 231,550    10,693    18,020    32,611   292,874
  Repurchase agreements        230,028     5,693    14,668    26,691   277,080
  Interest rate                  4.61%     4.80%     5.13%     5.40%     4.72%
------------------------------------------------------------------------------
Total
  Carrying value              $294,191   $13,606   $21,070   $56,457  $385,324
  Market value                 296,285    13,751    21,218    57,304   388,558
  Repurchase agreements        291,835     6,861    16,636    44,533   359,865
  Interest rate                  4.66%     4.78%     5.06%     5.49%     4.78%
==============================================================================
Carrying value and market value of the securities include accrued interest.

8. SHAREHOLDERS' EQUITY
Dividends: The Corporation declared cash dividends of $2.00 per share in 1997.

Regulatory Restrictions: Federal banking regulations restrict dividends declared by the Bank to current year net income combined with retained earnings from the prior two years. In 1998, the Bank may declare dividends of $949,000 plus 1998 net profits without receiving approval from the Comptroller of the Currency.

The Bank is also limited in making loans to affiliates, including the Corporation, unless the loans are collateralized by specific obligations.

Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific ratios of capital to assets as defined to avoid regulatory action. At December 31, 1997, the minimum Tier I, total capital and leverage ratio requirements were 4%, 8%, and 3%, respectively. The Bank must also meet certain Tier I, total capital and leverage ratios to be categorized as well capitalized. As of December 31, 1997, these ratios were 6%, 10%, and 5%, respectively. The Bank was categorized as well capitalized in the most recent notification by the Comptroller of the Currency. There have been no events or conditions since that notification that management believes would change the Bank's capital category.

The risk-based capital and leverage capital ratios for the Corporation and the Bank are presented below:
                                               1997                 1996
(As of December 31) (In thousands)        Amount    Ratio     Amount    Ratio
Total Capital
  National Bancorp of Alaska, Inc.      $419,382   19.73%   $398,000   19.58%
  National Bank of Alaska                272,020    13.60   $270,002    14.10
Tier 1 Capital
  National Bancorp of Alaska, Inc.      $394,852   18.58%   $374,998   18.45%
  National Bank of Alaska                247,490    12.37    247,000    12.90
Leverage
  National Bancorp of Alaska, Inc.      $394,852   14.12%   $374,998   14.13%
  National Bank of Alaska                247,490     9.18    247,000     9.64


9. OPERATING LEASES
The Corporation, under various noncancelable agreements, leases certain real and personal properties with terms ranging from one to ten years. Most leases contain renewal options and some contain provisions for increased rentals under certain conditions. Future minimum payments under noncancelable operating leases with terms in excess of one year as of December 31, 1997, are as follows:

                                                         Minimum Lease
(In thousands)                                             Payments
  1998                                                       $1,635
  1999                                                        1,301
  2000                                                          889
  2001                                                          445
  2002                                                          243
  Later Years                                                 3,553
-------------------------------------------------------------------
    Total Minimum Lease Payments                             $8,066
===================================================================
Rental expense for all operating leases was $2,430,364, $2,891,000, and $3,316,000 for the years ended 1997, 1996 and 1995, respectively.


10. COMMITTMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Corporation offers certain financial products to its customers, including commitments for the extension of credit, letters of credit and guarantees, which are properly not reflected in the financial statements. The exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of those instruments. The Corporation had outstanding standby letters of credit totaling $20,305,000 at December 31, 1997 and $17,174,000 at December 31, 1996. Commitments for loans and investments approximated $444,716,000 at December 31, 1997 and $568,937,000 at December 31, 1996. There are no recourse obligations regarding the servicing of loans.

Forward contracts are agreements for delayed delivery of loans at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in interest rates. Forward contracts outstanding at December 31, 1997 and 1996 were $32,340,000 and $15,500,000, respectively.

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


11. RELATED PARTY TRANSACTIONS
In the ordinary course of business, executive officers and directors of the Corporation and companies in which certain directors are principal owners, were loan customers of, and had other transactions with the Corporation and its subsidiaries. The aggregate indebtedness to the Corporation and its subsidiaries of these parties approximated $37,628,000 and $38,092,000 at December 31, 1997 and 1996, respectively. During 1997, $24,434,000 of new loans were made and repayments totaled $24,898,000. It is the policy of the Corporation and its subsidiaries that such loans be made on substantially the same terms as those prevailing at the time for comparable loans to other parties.

12. EMPLOYEE BENEFIT PLANS
The Corporation has a noncontributory, qualified profit sharing plan for its salaried employees. Contributions to the plan are based on Bank performance and approved by the Board of Directors. Contributions to the plan charged to operations were $6,151,000 in 1997, $5,582,000 in 1996, and $4,954,000 in 1995.
The plan provides a voluntary deferred compensation program, which permits participants to defer up to 15% of their salaries. The Corporation will provide a matching contribution of 50% of each participant's deferral, limited to 3% of the participant's total salary. The employee's deferred salary account, which is immediately vested and nonforfeitable at all times, is generally distributable in the same manner as other benefits under this plan.

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

The accumulated benefit obligation was determined using a discount rate of 8.0% in 1995 and 7.5% in 1996 and 1997 and an assumed health care cost trend rate of 8.0% for 1995 and 5.5% for 1996 and 1997. The actuarial and recorded liabilities, none of which are funded, and components of periodic cost for these postretirement benefits at December 31 are presented in the following table.
    (In thousands)                               1997      1996      1995
Accumulated Benefit Obligation:
  Actives - fully eligible                     $  115   $   263   $   172
  Actives - other                                 471     1,190     1,170
  Retirees                                        957     1,420     1,824
-------------------------------------------------------------------------
    Total                                      $1,543   $ 2,873   $ 3,166
  Unrecognized Transition
    Obligation                                  $(264)  $(1,929)  $(2,058)
  Unrecognized Net
    Gain                                          988     1,081       602
-------------------------------------------------------------------------
  Accrued Postretirement
    Benefit Cost                               $2,267   $ 2,025   $ 1,710
-------------------------------------------------------------------------
Net Periodic Cost:
  Service Cost                                 $  116   $   105   $   105
  Interest Cost                                   211       248       232
  Amortization of unrecognized
    transition obligation                         129       129       129
  Amortization of net gain                        (93)      (34)      (41)
-------------------------------------------------------------------------
  Total Expense                                $  363   $   448   $   425
-------------------------------------------------------------------------
The effect on the present value of a one percent increase in the health care cost trend rate, would result in an increase of $80,000 in the obligation and a corresponding increase of $71,000 in the 1997 aggregate service and interest components of expense.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table summarizes carrying amounts and fair values of financial instruments at December 31:
                                                1997                1996
                                       Carrying      Fair  Carrying      Fair
(In thousands)                           Amount     Value    Amount     Value
Assets
Cash and due from banks                $155,849  $155,849  $166,771  $166,771
Interest-bearing balances with banks        150       150       233       233
Federal funds sold                      100,000   100,000    20,000    20,000
Investment securities                   609,462   615,784   596,473   599,687
Securities available for sale           228,739   228,739   253,552   253,552
Loans (excluding lease financing)     1,458,705 1,460,693 1,436,304 1,432,237
Loans held for sale                      58,304    58,302    31,563    31,593
Liabilities
Demand deposits                        $583,184  $583,184  $539,309  $539,309
NOW                                     193,474   193,474   174,470   174,470
Savings                                 298,680   298,680   297,058   297,058
Money market savings                    295,088   295,088   304,000   304,000
Time                                    610,915   611,884   552,216   552,606
Federal funds purchased                   2,761     2,761     7,655     7,655
Securities sold under agreement
  to repurchase                         359,865   359,857   356,914   356,978
Other purchased funds                       136       136       898       898
Off-Balance Sheet Assets (Liabilities)
Loan commitments and letters of credit        -     6,369         -     8,014
Forward contracts                             -       146         -       (2)

Methods and assumptions used to determine fair values of financial instruments are included in note 1. Additional details on fair value of securities are included in note 3. Additional details on fair value of loans are included in note 4.

14. INCOME TAXES
The provision for income taxes, including the tax effect of securities transactions for the year ended December 31, consists of the following:

(In thousands)                                       1997      1996      1995
Current tax expense
Federal income taxes                              $21,299   $21,733   $17,626
State income taxes                                  4,719     5,673     4,169
-----------------------------------------------------------------------------
  Total Current Tax Expense                        26,018    27,406    21,795
Deferred tax expense (credit)                       2,183    (1,893)     (124)
-----------------------------------------------------------------------------
  Total Income Taxes                              $28,201   $25,513   $21,671
=============================================================================
Applicable to operating income                    $26,344   $23,345   $22,987
Applicable to securities transactions               1,857     2,168    (1,316)
-----------------------------------------------------------------------------
  Total Income Taxes                              $28,201   $25,513   $21,671
=============================================================================
A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:
                                                     1997      1996      1995
                                                  Percent   Percent   Percent
Statutory federal income tax rate                   35.0%     35.0%     35.0%
Tax-exempt interest income                          (2.0)     (2.2)     (3.3)
State income tax, net of federal tax benefit         4.0       5.1       4.3
Other                                               (0.4)     (2.5)     (1.7)
----------------------------------------------------------------------------
  Total Effective Income Tax Rate                   36.6%     35.4%     34.3%
============================================================================
The Corporation had net deferred tax assets of $3,183,000 at December 31, 1997, and $7,634,000 at December 31, 1996. Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:
                                         1997                  1996
                                      Deferred Tax           Deferred Tax
(In thousands)                     Assets   Liabilities  Assets   Liabilities
Provision for loan losses         $ 9,887    $     -     $10,135      $    -
Alaska state taxes                  1,433          -       1,279           -
Post retirement benefits            1,018          -         990           -
Mortgage loan servicing             1,248          -         293           -
Depreciation and amortization           -      4,295           -       2,418
Net unrealized security gains           -      2,076           -       1,637
Other                               1,183      3,935         890         320
----------------------------------------------------------------------------
  Subtotal                         14,769     10,306      13,587       4,375
  Valuation Allowance              (1,280)         -      (1,578)          -
----------------------------------------------------------------------------
  Total Deferred Taxes            $13,489    $10,306     $12,009      $4,375
============================================================================
The Corporation has established a valuation allowance of $1,280,000 in 1997 and $1,578,000 in 1996 against deferred tax assets, and it has not changed materially during the year. In order for the net deferred tax assets to be fully realized, it would require sufficient taxable income of the appropriate character.

15. NATIONAL BANCORP OF ALASKA, INC. (PARENT COMPANY ONLY) FINANCIAL
    INFORMATION

STATEMENTS OF INCOME
(For the Years-Ended December 31) (In thousands)        1997     1996     1995
Income:
  Dividends from National Bank of Alaska             $43,920  $36,400  $33,200
  Interest on balances with banks                      1,798    1,412    1,089
  Dividends from securities                            1,659    1,683    1,527
  Interest on loans                                    1,496    1,617    1,424
  Gains on limited partnership investments             4,174    6,063      127
  Other                                                  331      160      120
------------------------------------------------------------------------------
    Total Income                                      53,378   47,335   37,487
Expenses                                                 923    2,102      699
------------------------------------------------------------------------------
  Income before income taxes and equity in
    undistributed net income of subsidiaries          52,455   45,233   36,788
  Income taxes                                         2,416    2,225      444
------------------------------------------------------------------------------
                                                      50,039   43,008   36,344
  Equity in undistributed net income of subsidiaries   1,218    3,508    4,936
------------------------------------------------------------------------------
    Net Income                                       $51,257  $46,516  $41,280
==============================================================================


STATEMENTS OF CONDITION
(As of December 31) (In thousands)                           1997        1996
Assets:
  Interest-bearing balances with banks                   $ 45,430    $ 41,852
  Loans                                                    20,086      24,278
  Securities                                               25,264      27,039
  Investment in subsidiaries                              257,264     256,053
  Limited partnership investments                          50,408      32,197
  Other assets                                              4,896       1,319
-----------------------------------------------------------------------------
    Total Assets                                         $403,348    $382,738
=============================================================================

Liabilities and Shareholders' Equity:
  Dividends payable                                      $  3,882    $  3,969
  Other liabilities                                           585       1,366
-----------------------------------------------------------------------------
    Total Liabilities                                       4,467       5,335
    Total Shareholders' Equity                            398,881     377,403
-----------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity           $403,348    $382,738
=============================================================================

STATEMENTS OF CASH FLOWS
(For the Years-Ended December 31)  (In thousands)    1997      1996      1995
Operating Activities
  Net Income                                      $51,257   $46,516   $41,280
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Undistributed net income from subsidiaries    (1,218)   (3,508)   (4,936)
     Gains on securities and limited
      partnership transactions                     (4,304)   (6,063)     (127)
     Decrease (increase) in receivables            (1,377)      780       257
     Increase (decrease) in other liabilities      (1,224)    1,079       152
-----------------------------------------------------------------------------
       Net Cash Provided by Operating Activities   43,134    38,804    36,626

Investing Activities
  Net increase in balances with banks              (3,578)   (7,340)   (4,575)
  Net increase (decrease) in loans                  4,191       (30)   (4,621)
  Investment in subsidiary                              -    (5,000)        -
  Advances to subsidiary                                -      (500)        -
  Proceeds from sales of assets                    11,637     8,386     4,320
  Purchases of limited partnership investments    (19,874)  (12,600)  (18,010)
  Purchases of other assets                        (5,000)   (3,911)   (2,185)
-----------------------------------------------------------------------------
       Net Cash Used in Investing Activities      (12,624)  (20,995)  (25,071)

Financing Activities
  Cash dividends                                  (15,738)  (15,930)  (11,555)
  Acquisition of treasury stock                   (14,772)   (1,879)        -
-----------------------------------------------------------------------------
       Net Cash Used in Financing Activities      (30,510)  (17,809)  (11,555)
-----------------------------------------------------------------------------
       Increase (decrease) in cash                      -         -         -
  Cash at beginning of year                             -         -         -
-----------------------------------------------------------------------------
       Cash at End of Year                       $      -  $      -  $      -
=============================================================================

16. OTHER INCOME AND EXPENSE
The following tables summarize the components of other income and expense:

Other Income
(In thousands)                                       1997      1996      1995
Trust department income                           $ 2,534  $  2,238   $ 2,114
Service charges on deposit accounts                12,496    12,292    11,867
Mortgage servicing fees                             8,175     8,112     7,936
Credit card service fees                            6,968     6,178     5,849
Securities transactions                               345        58    (3,959)
Gains on limited partnership investments            4,174     6,063       127
Net gain on sale of other real estate owned            10     3,375        82
Other                                              14,266    12,311     9,976
-----------------------------------------------------------------------------
  Total Other Income                              $48,968   $50,627   $33,992
=============================================================================

Other Expense
(In thousands)                                       1997      1996      1995
Salaries                                         $ 38,539  $ 38,251   $36,802
Profit sharing and other employee benefits         12,644    11,427    10,415
Net occupancy expense of bank premises              7,540     7,394     7,135
Furniture and equipment expense                     9,113     9,267     8,267
Stationery/printing                                 2,836     2,785     2,676
Telecommunications                                  4,135     4,066     2,469
Computer program and processing                     6,058     5,414     7,050
Other                                              19,487    23,757    19,874
-----------------------------------------------------------------------------
  Total Other Expense                            $100,352  $102,361   $94,688
=============================================================================


REPORT OF DELOITTE & TOUCH LLP, INDEPENDENT AUDITORS
Board of Directors
National Bancorp of Alaska, Inc.

We have audited the accompanying consolidated statements of condition of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bancorp of Alaska, Inc., and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Anchorage, Alaska
January 23, 1998

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

HIGHLIGHTS
Net income for 1997 was $51,257,000 or 10% higher than 1996 net income of $46,516,000. The increase in earnings was due to an increase in net interest income to $136,242,000, or $5,829,000 over 1996. Earnings per share were $6.53 in 1997 compared to $5.84 in 1996, a 12% increase. The return to shareholders was enhanced through a treasury stock purchase program reducing the number of outstanding shares by 175,785 during 1997.

Return on average assets was 1.91% in 1997 compared to 1.83% in 1996. Return on average equity in 1997 was 13.21% and 12.78% in 1996. The ratio of equity to total assets at December 31, 1997 was 14.36% compared to 14.25% at the end of 1996.

There were two significant factors affecting income for the fourth quarter of 1997. Limited partnership investments provided capital gains of $3,560,000 bringing gains from those investments to $4,174,000 for the year. In addition, a fourth quarter loan loss provision of $2,700,000 was recorded to reflect continued growth in the loan portfolio.

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

Net interest income on a fully taxable basis increased $5,582,000 in 1997 over the prior year. The net interest margin decreased to $5.82% in 1997 compared to $5.89% in 1996. Growth in the loan portfolio was the most significant factor behind the increase in net interest income. Commercial and consumer real estate lending generated the largest increases bringing loans to $1,471,461,000 at December 31, 1997 compared to $1,446,978,000 at December 31, 1996. Consumer installment loans declined $46,025,000 in the same time period due to a fourth quarter sale of $50,000,000 in auto loans.

Despite stable interest rates for most of the year, cost of funds increased slightly resulting in the reduction in net interest margin. Time deposit balances increased by $58,699,000 over 1996 to $610,915,000 at December 31, 1997. In 1997, demand deposits averaged $6,396,000 higher than in 1996. A fourth quarter increase brought the December 31, 1997 demand deposit balance to $583,184,000, a $43,875,000 increase over December 31, 1996.

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

Table 1 - Analysis of Net Interest Income
(In thousands)                 1997       1996       1995       1994       1993
Interest income*         $  209,091 $  197,531 $  189,256 $  162,607 $  156,040
Interest expense             72,849     67,118     68,709     49,136     43,220
-------------------------------------------------------------------------------
Net interest income         136,242    130,413    120,547    113,471    112,820
Tax equivalent adjustment
  to interest income*         3,806      4,053      4,489      4,262      4,499
-------------------------------------------------------------------------------
Net interest income
(fully taxable
  equivalent)            $  140,048 $  134,466 $  125,036 $  117,733 $  117,319
Average earning assets   $2,408,338 $2,283,157 $2,192,711 $2,035,844 $1,994,445
-------------------------------------------------------------------------------
Net Interest Margin           5.82%       5.89%      5.70%      5.78%      5.88%
-------------------------------------------------------------------------------
*Interest income includes loan fees of $7,863,000 in 1997, $7,221,000 in 1996, $6,095,000 in 1995, $8,429,000 in 1994 and $10,850,000 in 1993. The adjustment to convert nontaxable income to fully taxable equivalent basis is based on a marginal income tax rate of 40.5% in 1997 through 1993.

NONINTEREST INCOME
Noninterest income decreased 3% from 1996 to $48,968,000 in 1997. Gains on securities and limited partnership investments decreased $1,889,000 from 1996. Gains on other real estate owned declined by $3,365,000. Other income increased by $1,955,000 over 1996, which includes $1,477,000 in income from low-income housing investments.

Noninterest income in 1996 was 49% or $16,635,000 greater than in 1995. Gains on securities were $58,000 compared to security losses in 1995 of $3,959,000. Capital gains from limited partnership investments were $6,063,000 and $127,000 in 1996 and 1995, respectively. Gains on sales of other real estate owned were $3,375,000 compared to $82,000 in 1995. Gains and fees related to lending activity included in other income grew by $1,315,000 over 1995.

Table 2 - Analysis of Noninterest Income
                                                 Increase        Increase
                                                (Decrease)      (Decrease)
(In thousands)                            1997     %       1996     %     1995
Trust department income               $  2,534    13%  $ 2,238      6% $ 2,114
Service charges on deposit accounts     12,496     2    12,292      4   11,867
Mortgage servicing fees                  8,175     1     8,112      2    7,936
Credit card service fees                 6,968    13     6,178      6    5,849
Securities transactions                    345   N/A        58    N/A   (3,959)
Gain on limited partnership              4,174   (31)    6,063    N/A      127
Net gain on sale of other real
  estate owned                              10   N/A     3,375    N/A       82
Other                                   14,266    16    12,311     23    9,976
------------------------------------------------------------------------------
  Total Noninterest Income             $48,968    (3)% $50,627     49% $33,992
==============================================================================

NONINTEREST EXPENSE
Noninterest expense for 1997 decreased $2,009,000 or 2% over 1996. Other expense declined by $4,270,000 from 1996 due to nonrecurring charges taken in the fourth quarter of 1996. Employee benefits increased by $1,217,000 due to an increase in the profit sharing contribution and increased medical plan expenses.

In 1996, noninterest expense increased $7,673,000 to $102,361,000. Other expense in noninterest expense include charges of $1,766,000 and $1,102,000 to record write downs of intangible assets related to purchases of assets and liabilities in previous years and a charge of $1,100,000 which was made to reflect an other than temporary decline in value of limited partnership investments. Computer program and processing expense was down due to the one time charge taken in 1995 associated with the contract with M&I Data Services. The telecommunications expense increase in 1996 resulted from a contract executed with General Communications, Inc. to provide telecommunication and distributed processing services, some of which were previously provided internally and reflected in other expense categories. FDIC insurance premiums were lowered to the minimum level in 1996.

Table 3 - Analysis of Noninterest Expense
                                                Increase         Increase
                                               (Decrease)       (Decrease)
(In thousands)                            1997     %       1996      %     1995
Salaries                              $ 38,539     1%  $ 38,251      4% $36,802
Profit sharing and other
  employee benefits                     12,644    11     11,427     10   10,415
Net occupancy expense of bank premises   7,540     2      7,394      4    7,135
Furniture and equipment expense          9,113    (2)     9,267     12    8,267
Stationery/printing                      2,836     2      2,785      4    2,676
Telecommunications                       4,135     2      4,066     65    2,469
Computer program and processing          6,058    12      5,414    (23)   7,050
Other                                   19,487   (18)    23,757     20   19,874
-------------------------------------------------------------------------------
  Total Noninterest Expense           $100,352    (2)% $102,361      8% $94,688
===============================================================================

INVESTMENT SECURITIES, SECURITIES AVAILABLE FOR SALE AND SHORT-TERM INVESTMENTS In 1997, investment securities increased 2% or $12,989,000 from the prior year. Securities issued by U.S. Treasury, U.S. agencies and corporations decreased by $15,967,000 and mortgage and asset backed securities increased by $36,480,000.

Mortgage and asset backed securities are collateralized with U.S. government and agency securities, residential mortgage loans or consumer loans. All are investment grade with the majority having Aaa Moody credit rating. These securities are paid down as the underlying collateral is paid.

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

Securities with a cost of $223,614,000 and a market value of $228,739,000 have been classified as securities available for sale at December 31, 1997. These securities are held for long-term liquidity and by definition may be sold prior to maturity.

In 1996, investment securities increased $43,072,000 to $596,473,000, funded by a growth in time deposits and securities sold under an agreement to repurchase. U.S. Government and agency securities increased by $13,841,000 and other securities increased by $10,964,000 due primarily to acquisition of restricted stock of Federal Home Loan Bank.

Table 4 - Investment Portfolio
                                                  Book Value December 31
(In thousands)                                     1997       1996       1995
U.S. Government and agencies                   $301,178   $317,145   $303,304
State and political subdivisions                 11,864     15,878      9,008
Corporate notes                                  90,016     95,082     89,925
Mortgage and asset backed securities            181,218    144,738    138,498
Other securities                                 25,186     23,630     12,666
-----------------------------------------------------------------------------
  Total Investment Portfolio                   $609,462   $596,473   $553,401
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

Securities Portfolio Weighted Average Yield (Fully Taxable Equivalent)
December 31, 1997                       Within 1 Year     1 - 5 Years    5 - 10Years      Over 10 Years
(In thousands)                           Amount Yield    Amount  Yield  Amount   Yield    Amount  Yield
U.S. agencies                           $47,456  6.90% $238,596   6.95% $15,126   7.06%  $     -      -%
State and political subdivisions          6,345  7.25     5,519   7.57        -      -         -      -
Corporate notes                           6,972  8.04    83,044   6.77        -      -         -      -
Mortgage and asset backed securities     53,015  7.23   121,183   7.20    7,020   6.60         -      -
Other securities                              -     -         -      -        -      -    25,186   7.61
Securities available for sale            35,047  6.95   168,428   6.76        -      -    25,264   9.19

Loan Maturity and Interest Sensitivity (Selected Loans)
                                                December 31, 1997
                                                    Maturity
                                     Within       1 - 5     Over 5
(In thousands)                       1 Year       Years      Years      Total
Commercial and industrial          $255,540    $154,086   $136,517   $546,143
Real estate construction             31,177       3,943          D     35,120
Nontaxable                            4,527      20,013     26,705     51,245
-----------------------------------------------------------------------------
  Total Selected Loans             $291,244    $178,042   $163,222   $632,508
=============================================================================
Predetermined interest rate        $112,947     $74,126    $66,337   $253,410
Floating interest rate              178,297     103,916     96,885    379,098
-----------------------------------------------------------------------------
  Total Selected Loans             $291,244    $178,042   $163,222   $632,508
=============================================================================

Maturity Distribution of Time Deposits over $100,000 (In Thousands)
Maturity in:                                               December 31
(In thousands)                                          1997           1996
Within 3 months                                     $123,981        $69,533
3 to 6 months                                         57,048         27,899
6 to 12 months                                        33,683         51,095
Over 12 months                                        95,595        127,874
---------------------------------------------------------------------------
  Total Time Deposits over $100,000                 $310,307       $276,401
===========================================================================

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

Loans and leases were $1,471,461 at December 31, 1997, an increase of 2% or $24,483,000 from December 31, 1996. Installment loans decreased by $46,026,000 or 12% over the prior year from the sale of $50,000,000 in auto loans through a revolving loan securitization. Commercial and industrial loans increased by $42,834,000 from loans generated throughout the statewide branch system. Long term real estate loans increased by $29,367,000 from 1996 due to consumer real estate lending activity. Nontaxable loans decreased $4,127,000 while other loan categories experienced moderate growth during the year.

The Bank had no debt outstanding to developing countries at December 31, 1997.

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

Loans held for sale increased to $58,304,000 at December 31, 1997 from $31,563,000 at December 31, 1996. The increase is due to increased mortgage lending with the declining interest rate environment at the end of 1997.

Table 5 - Loans and Lease Portfolio
     December 31
(In thousands)               1997        1996       1995       1994       1993
Commercial and
  industrial            $  546,143 $  503,309 $  470,480 $  439,866 $  425,187
Real estate construction    35,120     34,767     24,999     21,845     28,971
Real estate long-term      492,325    462,958    423,872    415,017    380,240
Consumer installment       333,872    379,898    331,531    271,294    204,744
Nontaxable                  51,245     55,372     64,356     68,049     72,719
Lease financing             12,756     10,674     11,602     10,093     10,709
------------------------------------------------------------------------------
  Loans and Lease
    Financing           $1,471,461 $1,446,978 $1,326,840 $1,226,164 $1,122,570
==============================================================================
  Loans Held for Sale   $   58,304 $   31,563 $   33,099 $   19,627 $  164,181
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

A primary measure of the loan quality is the percentage of the loan port-folio that is classified as nonperforming. Nonperforming assets are defined as the sum of nonaccrual loans, restructured loans, loans past due 90 days or more and other real estate owned. As shown in Table 6, the ratio of nonperforming assets to total loans and other real estate owned decreased to 1.08% at December 31, 1997, compared to 1.10% at December 31, 1996. Total nonperforming assets decreased $38,000 in 1997. The low level of nonperforming assets is a result of continued active monitoring and management of troubled credits and management's emphasis on the recognition of losses as they are identified, together with a continued stable economy.

A loan is classified as nonaccrual when principal or interest are in default for 90 days or more, unless the loan is well secured and in the process of collection. Accrual of interest is discontinued for nonaccrual loans, and interest previously recorded as earned and not collected is reversed. Interest income on nonaccrual loans which would have been recorded if these loans had been current in accordance with their original terms was $1,014,000 in 1997 and $744,000 in 1996. Actual interest income recorded for these loans was $105,000 in 1997 and $54,000 in 1996.

Certain loans are restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the respective borrowers. Once a loan is placed in this category, it remains until the terms are no longer more favorable than those of other customers. Interest income on restructured loans which would have been recorded under their original terms was $9,000 in 1997 and $183,000 in 1996. Actual interest income recorded for those loans was $6,000 in 1997 and $109,000 in 1996. At December 31, 1997, the Bank had no commitments to lend additional funds to borrowers with restructured loans.

Table 6
(In thousands)                             1997    1996    1995    1994    1993
Nonaccrual loans
  Commercial and industrial             $ 5,342 $ 1,451 $   700 $ 1,763 $ 2,687
  Real estate construction                  323     166     166      63     163
  Real estate long-term                   4,298   3,841   1,162   1,528     687
  Other                                      76      35      45       -       -
-------------------------------------------------------------------------------
    Total                               $10,039 $ 5,493 $ 2,073 $ 3,354 $ 3,537

Restructured loans
  Commercial and industrial             $     - $     - $     - $     - $   143
  Real estate construction                    -      85      94     102     116
  Real estate long-term                      90      95     242   1,612     103
-------------------------------------------------------------------------------
    Total                               $    90 $   180 $   336 $ 1,714 $   362
-------------------------------------------------------------------------------
Accruing loans past due 90 days or more $ 5,627 $ 9,945 $ 5,459 $ 5,539 $ 2,098
-------------------------------------------------------------------------------
Other real estate owned                 $   150 $   326 $ 3,127 $ 4,344 $11,259
-------------------------------------------------------------------------------
Total nonperforming assets              $15,906 $15,944 $10,995 $14,951 $17,256
-------------------------------------------------------------------------------
Nonaccrual loans as a percentage
of loans and leases at year-end           0.68%   0.38%   0.16%   0.27%   0.32%

Restructured loans as a percentage
of loans and leases at year-end           0.01%   0.01%   0.03%   0.14%   0.03%

Nonperforming assets as a percentage
of loans and leases and other real
estate owned at year-end                  1.08%   1.10%   0.83%   1.22%   1.52%
------------------------------------------------------------------------------

RESERVE FOR LOAN LOSSES AND PROVISION FOR LOAN LOSSES
Although the Bank maintains sound credit policies and procedures, credits may deteriorate and are charged off as losses when identified. The reserve for loan losses is maintained to absorb anticipated losses. Management views this reserve as a source of financial strength. The reserve for loan losses was $24,530,000 at December 31, 1997. This maintains a reserve of 1.67% of outstanding loans reflecting management's commitment to maintain an adequate reserve against anticipated losses.

The provision for loan losses charged to income was $5,400,000 in 1997, compared to a provision for loan loss of $6,650,000 in 1996. Net charge offs were $3,872,000 in 1997 compared to net charge offs of $5,177,000 in 1996.

Management evaluates the adequacy of the Bank's reserve for loan loss on at least a quarterly basis. This evaluation takes into consideration current economic conditions, with particular emphasis on Alaska's economy, historical loss experience, review of portfolio credit quality and management's monthly evaluation of specific, identified nonperforming loans. Management believes the reserve for loan losses is adequate to absorb anticipated losses and intends to maintain the reserve at a prudent level.

Table 7
(In thousands)                             1997         1996        1995         1994        1993
Analysis of Reserve for Loan Losses
Balance January 1                       $23,002      $21,529     $19,226      $17,408     $21,338
Provision charged to operations           5,400        6,650      (3,100)       2,200       7,700
Recoveries on loans previously
  charged off                             3,333        2,560       9,947        2,502       2,674
Less loans charged off                   (7,205)      (7,737)     (4,544)      (2,884)    (14,304)
-------------------------------------------------------------------------------------------------
Balance December 31                     $24,530      $23,002     $21,529      $19,226     $17,408
==================================================================================================
Composition of Loan Charge Off and Recoveries
Loans Charged Off:
Commercial loans and leases             $ 2,063      $ 1,867      $  954       $  265     $12,064
Real estate construction                      -            6         113           50         115
Real estate long-term                        97        1,574         116           86         123
Consumer                                  4,047        3,232       2,644        1,804       1,438
Visa                                        998        1,058         717          679         564
-------------------------------------------------------------------------------------------------
  Total Charge Offs                       7,205        7,737       4,544        2,884      14,304
-------------------------------------------------------------------------------------------------
Recoveries:
Commercial loans and leases                 793          403       7,643          514         920
Real estate construction                    131            5          16          122         175
Real estate long-term                       364          286         657          495         621
Consumer                                  1,851        1,633       1,445        1,204         787
Visa                                        194          233         167          153         155
Nontaxable                                    -            -          19           14          16
-------------------------------------------------------------------------------------------------
  Total Recoveries                        3,333        2,560       9,947        2,502       2,674
-------------------------------------------------------------------------------------------------
  Net Charge Offs                       $ 3,872      $ 5,177     $(5,403)      $  382     $11,630
=================================================================================================
Loan and Lease Statistics
Average loans and leases             $1,468,146   $1,405,194  $1,306,685   $1,202,249  $1,052,326
Loans and leases at year-end          1,471,461    1,446,978   1,326,840    1,226,164   1,122,570
Reserve for loan losses
as a percentage of:
  Average loans and leases                1.67%        1.64%       1.65%        1.60%       1.65%
  Loans and leases at year-end            1.67         1.59        1.62         1.57        1.55
Net charge offs as a percentage of:
  Average loans and leases                0.26         0.37       (0.41)        0.03        1.11
  Loans and leases at year-end            0.26         0.36      (0.41)         0.03        1.04

DEPOSITS AND SHORT-TERM BORROWINGS
Total deposits increased 6% or $114,288,000 to $1,981,341,000 at December 31, 1997. Time deposits reflect an 11% or $58,699,000 growth at December 31, 1997. Demand deposits increased 8% or $43,875,000 over 1996. Other deposit categories including NOW, savings and money market savings increased $11,714,000 or 2% compared to December 31, 1996.

In 1996, total deposits increased $126,572,000 or 7% from December 31, 1995.
At December 31, 1996, NOW, savings and money market savings increased $31,875,000 or 4% over 1995, with most of the growth in a competitively priced business NOW product. Time deposits increased $95,102,000 or 21% from the prior year's balance. Time deposits from the Alaska Permanent Fund Corporation increased $75,000,000 to $125,000,000 during 1996. Demand deposits did not change compared to the same period in 1995.

Short-term borrowings include Federal funds purchased and repurchase agreements in the amount of $362,626,000 and other borrowings of $136,000 at December 31, 1997.

Table 8 - Deposit Structure
                                         Average for Year Ended December 31
(In thousands)                 1997       1996       1995       1994       1993
Demand                   $  535,623 $  529,227 $  512,401 $  506,669 $  474,226
NOW                         175,879    156,695    150,401    151,276    133,987
Savings                     289,188    294,374    296,784    302,566    265,452
Money Market Savings        298,714    295,932    296,735    299,948    265,422
Time                        580,920    511,696    460,613    399,159    404,351
-------------------------------------------------------------------------------
  Total Deposits         $1,880,324 $1,787,924 $1,716,934 $1,659,618 $1,543,438
===============================================================================

Deposits by Type of Depositor at December 31
(In thousands)                  1997      1996       1995       1994       1993
Individuals, partner-
  ships and corporations $1,794,623 $1,682,900 $1,632,547 $1,630,233 $1,490,039
United States government      2,377      5,035      5,543      6,814      4,466
State and political
  subdivisions              165,877    164,171     86,855     90,270     91,985
Other                        18,464     14,947     15,536     20,304     19,657
-------------------------------------------------------------------------------
  Total                  $1,981,341 $1,867,053 $1,740,481 $1,747,621 $1,606,147
===============================================================================
Time deposits include $100,000 in 1994 and $10,140,000 in 1993 in brokered deposits assumed through bank acquisitions. The Bank did not renew maturing brokered deposits.

Table 9 - Funds Purchased
The following table provides an analysis of funds purchased:

                                         Federal Funds Purchased and
                                            Securities Sold Under                    Total
                                           Agreement to Repurchase              Purchased Funds
(In thousands)                              1997      1996      1995        1997      1996      1995
Balance at December 31                  $362,626  $364,569  $325,859    $362,762  $365,467  $327,540
Average for the year                     380,978   354,613   348,261     381,226   356,266   349,622
Maximum month-end balance                420,250   385,275   407,675     420,522   386,399   408,789
Average rate for the year*                 4.77%     4.76%     5.25%       4.77%     4.75%     5.23%
Average rate at year-end                   4.79      4.67      4.86        4.79      4.67      4.84

*The average interest rate is computed by dividing the respective interest expense by the average daily balance.

LIMITED PARTNERSHIP INVESTMENTS
The Corporation has a relatively large amount of capital as a percentage of assets. In an effort to improve shareholder returns, the Corporation has invested in limited partnerships with ten investment firms who in turn make various equity investments. These investments provide higher returns than those available from traditional bank investments and have a higher risk associated with them. Each firm has invested from $1,000 to $3,300,000 in 1 to 34 individual companies. The Corporation's percentage share of any individual company does not exceed 10%.

At December 31, 1997, the Corporation had limited partnership investments totaling $50,408,000 compared to $32,197,000 at December 31, 1996. The Corporation had commitments to invest an additional $38,812,000 at December 31, 1997.

Capital gains from these investments were $4,174,000 in 1997, $6,063,000 in 1996 and $127,000 in 1995. Write offs and net expenses from limited partnership investments were $352,000 in 1997, $1,604,000 in 1996, and $231,000 in 1995.

SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES
The Corporation is a strongly capitalized bank holding company. Shareholders' equity increased by $21,478,000 from December 31, 1996 to $398,881,000 at December 31, 1997.


The ratio of equity to total assets was 14.47% for 1997 compared to 14.33% for 1996. The Corporation's level of capitalization exceeds current and proposed regulatory guidelines. The current quarterly dividend rate is $0.50 per share.

Table 10 - Analysis of Shareholders' Equity
(In thousands)                         1997     1996     1995     1994     1993
Balance January 1                  $377,403 $350,320 $312,772 $292,976 $269,303
Net income                           51,257   46,516   41,280   37,520   35,626
Cash dividends declared             (15,651) (15,915) (13,547) (11,953) (11,953)
Purchase of treasury stock          (14,772)  (1,879)       -        -        -
Net unrealized gains (losses)
  on securities                         644   (1,639)   9,815   (5,771)       -
-------------------------------------------------------------------------------
Balance December 31                $398,881 $377,403 $350,320 $312,772 $292,976
===============================================================================

Per Share Statistics
Net income                           $ 6.53   $ 5.84   $ 5.18   $ 4.71   $ 4.47
Cash dividends declared                2.00     2.00     1.70     1.50     1.50
Book value at year-end               $51.38   $47.54   $43.96   $39.25   $36.77
-------------------------------------------------------------------------------
Ratios (Based on Average Balances)
Return on assets                      1.91%    1.83%    1.70%    1.66%   1.61%
Equity to total assets               14.47    14.33    13.71    13.56   12.83
Dividend payout ratio                30.53    34.21    32.82    31.86   33.56
Return on equity                     13.21    12.78    12.41    12.25   12.52
Equity to total deposits             20.64    20.35    19.38    18.46   18.43

IMPACT OF THE YEAR 2000 ISSUE
Computer technology is an integral part of the Bank's operations and the processing of customer accounts. The Year 2000 issue has arisen from computer programs being written with the year field defined as two digits versus four, which may result in a disruption of operations after December 31, 1999.

The Corporation has completed an assessment of all systems including those of M&I Data Services which provides a significant portion of the Corporation's data processing services. A plan has been implemented to modify, test and replace any system deemed not compliant. All critical systems are planned to be compliant by the end of 1998. The costs associated with this process will not be material to the financial results of the Corporation.

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

CONSOLIDATED AVERAGE BALANCE SHEETS/INTEREST INCOME AND EXPENSE/RATES
Year-Ended December 31                                1997                            1996
                                                  Interest   Average              Interest   Average
                                         Average   Income/    Yield/     Average   Income/    Yield/
(In thousands)                           Balance   Expense      Cost     Balance   Expense      Cost
Assets:
  Interest-bearing balances
   with banks                         $      537  $     38     7.08%  $      884  $     46     5.20%
  Federal funds sold and
   securities purchased
   under agreement to resell              73,832     3,868     5.24       43,036     2,265     5.26
---------------------------------------------------------------------------------------------------
  Securities*                            812,692    56,843     6.99      794,002    55,131     6.94
---------------------------------------------------------------------------------------------------
  Loans and lease financing*           1,521,277   152,148    10.00    1,445,235   144,142     9.97
---------------------------------------------------------------------------------------------------
    Total Earning Assets              $2,408,338  $212,897     8.84%  $2,283,157  $201,584     8.83%
---------------------------------------------------------------------------------------------------
  Reserve for possible loan losses       (23,225)                        (21,453)
  Cash and due from banks                131,154                         128,065
  Bank premises and equipment             70,478                          68,424
  Other assets                            94,860                          80,420
---------------------------------------------------------------------------------------------------
    Total Assets                      $2,681,605                      $2,538,613
===================================================================================================

Liabilities and Shareholders' Equity:
  NOW                                $   175,879  $  4,765     2.71%  $  156,695  $  4,177     2.67%
  Savings deposits                       289,188     9,352     3.23      294,374     9,599     3.26
  Money market savings                   298,714     9,518     3.19      295,932     9,830     3.32
  Time deposits                          580,920    31,014     5.34      511,696    26,599     5.20
---------------------------------------------------------------------------------------------------
  Total Interest-Bearing
    Deposits                           1,344,701    54,649     4.06    1,258,697    50,205     3.99

  Federal funds purchased and
   securities sold under
   agreement to repurchase               380,978    18,188     4.77      354,613    16,894     4.76
  Other purchased funds                      248        12     4.84        1,653        19     1.15
---------------------------------------------------------------------------------------------------
    Total Interest-Bearing
    Liabilities                        1,725,927    72,849     4.22    1,614,963    67,118     4.16
---------------------------------------------------------------------------------------------------
  Demand deposits                        535,623                         529,227
  Other liabilities                       31,931                          30,570
---------------------------------------------------------------------------------------------------
    Total Liabilities                  2,293,481                       2,174,760

Shareholders' Equity                     388,124                         363,853
---------------------------------------------------------------------------------------------------
    Total Liabilities and
    Shareholders' Equity              $2,681,605                      $2,538,613
===================================================================================================
Net Interest Margin                               $140,048     5.82%              $134,466     5.89%
===================================================================================================
The above tables are presented on a fully taxable equivalent basis assuming a
40.5% income tax. Income and yield on loans include loan fees. Nonaccrual loans are included in the average balance computations. Changes in net interest income that are not due to volume or rate have been allocated on a prorated basis.

*The average balances include securities available for sale and loans held for sale.

Year-Ended December 31                                         1995
                                                           Interest   Average
                                                  Average   Income/    Yield/
(In thousands)                                    Balance   Expense      Cost
Assets:
  Interest-bearing balances
   with banks                                  $      645  $     41     6.36%
  Federal funds sold and
   securities purchased
   under agreement to resell                       14,184       806     5.68
----------------------------------------------------------------------------
  Securities*                                     842,517    57,353     6.81
----------------------------------------------------------------------------
  Loans and lease financing*                    1,335,365   135,545    10.15
----------------------------------------------------------------------------
    Total Earning Assets                       $2,192,711  $193,745     8.84%
----------------------------------------------------------------------------
  Reserve for possible loan losses                (20,578)
  Cash and due from banks                         127,299
  Bank premises and equipment                      61,306
  Other assets                                     66,445
----------------------------------------------------------------------------
    Total Assets                               $2,427,183
============================================================================

Liabilities and Shareholders' Equity:
  NOW                                          $  150,401  $  4,245     2.82%
  Savings deposits                                296,784    10,847     3.65
  Money market savings                            296,735    10,172     3.43
  Time deposits                                   460,613    25,149     5.46
----------------------------------------------------------------------------
    Total Interest-Bearing
    Deposits                                    1,204,533    50,413     4.19
----------------------------------------------------------------------------
  Federal funds purchased and
   securities sold under
   agreement to repurchase                        348,261    18,273     5.25
  Other purchased funds                             1,361        23     1.69
----------------------------------------------------------------------------
    Total Interest-Bearing
    Liabilities                                 1,554,155    68,709     4.42
----------------------------------------------------------------------------
  Demand deposits                                 512,401
  Other liabilities                                27,947
----------------------------------------------------------------------------
    Total Liabilities                           2,094,503

Shareholders' Equity                              332,680
----------------------------------------------------------------------------
    Total Liabilities and
    Shareholders' Equity                       $2,427,183
============================================================================
Net Interest Margin                                        $125,036     5.70%
============================================================================

ANALYSIS OF CHANGES IN NET INTEREST MARGIN
(In thousands)                            1997 vs. 1996                 1996 vs. 1995
                                    Due to    Due to     Total    Due to    Due to     Total
                                      Rate    Volume    Change      Rate    Volume    Change
Assets:
  Interest Bearing Balances
   with banks                        $ 13   $   (21)   $    (8) $    (8)    $    13    $    5
  Federal funds sold and
   securities purchased
   under agreement to resell          (10)    1,613      1,603      (64)      1,523     1,459
---------------------------------------------------------------------------------------------
  Securities*                          407    1,305      1,712    1,130      (3,352)   (2,222)
---------------------------------------------------------------------------------------------
  Loans and lease financing*           402    7,604      8,006   (2,395)     10,992     8,597
---------------------------------------------------------------------------------------------
    Total Earning Assets              $812  $10,501    $11,313  $(1,337)    $ 9,176    $7,839
---------------------------------------------------------------------------------------------
  Reserve for possible loan losses
  Cash and due from banks
  Bank premises and equipment
  Other assets
    Total Assets
Liabilities and Shareholders' Equity:
  NOW                                 $ 69  $   519    $   588  $  (241)    $   173   $   (68)
  Savings deposits                     (79)    (168)      (247)  (1,161)        (87)   (1,248)
  Money market savings                (404)      92       (312)    (315)        (27)     (342)
  Time deposits                        735    3,680      4,415   (1,246)      2,696     1,450
---------------------------------------------------------------------------------------------
    Total Interest-Bearing
    Deposits                           321    4,123      4,444   (2,963)      2,755      (208)

  Federal funds purchased and
   securities sold under
   agreement to repurchase              35    1,259      1,294   (1,707)        328    (1,379)
  Other purchased funds                 20      (27)        (7)      (8)          4        (4)
---------------------------------------------------------------------------------------------
    Total Interest-Bearing
    Liabilities                        376    5,355      5,731   (4,678)      3,087    (1,591)
  Demand deposits
  Other liabilities
    Total Liabilities

Shareholders' Equity
---------------------------------------------------------------------------------------------
    Total Liabilities and
    Shareholders' Equity
Net Interest Margin                   $436  $ 5,146    $ 5,582  $ 3,341      $6,089    $9,430
=============================================================================================

QUARTERLY FINANCIAL DATE

                                                            1997
(in thousands except per share amounts)    First    Second     Third    Fourth
  Total interest income                  $49,567   $51,860   $53,371   $54,293
  Total interest expense                  17,122    17,974    18,469    19,284
  Net interest income                     32,445    33,886    34,902    35,009
  Provision for loan losses                  900       900       900     2,700
  Securities transactions                    148       171        (5)       31
  Limited partnership gains                   68       239       307     3,560
  Other income                            10,299    11,221    11,809    11,120
  Other expense                           23,720    24,616    24,863    27,153
------------------------------------------------------------------------------
  Income before taxes                     18,340    20,001    21,250    19,867
  Applicable income taxes                  6,338     6,999     7,726     7,138
------------------------------------------------------------------------------
    Net Income                           $12,002   $13,002   $13,524   $12,729
==============================================================================
  Net Income Per Share                     $1.52     $1.65     $1.73     $1.63
==============================================================================

                                                           1996
(in thousands except per share amounts)    First    Second     Third    Fourth
  Total interest income                  $46,962   $49,456   $50,072   $51,041
  Total interest expense                  15,930    16,677    16,788    17,723
  Net interest income                     31,032    32,779    33,284    33,318
  Provision for loan losses                  750       750       750     4,400
  Securities transactions                      -         -        24        34
  Limited partnership                          -         -     1,012     5,051
  Other income                             9,248     9,354    11,671    14,233
  Other expense                           23,104    23,525    26,013    29,719
------------------------------------------------------------------------------
  Income before taxes                     16,426    17,858    19,228    18,517
  Applicable income taxes                  5,801     6,413     6,911     6,388
------------------------------------------------------------------------------
    Net Income                           $10,625   $11,445   $12,317   $12,129
==============================================================================
  Net Income Per Share                     $1.33     $1.44     $1.55     $1.52
==============================================================================

MARKET FOR COMMON STOCK (BID QUOTATIONS)
                                           First    Second     Third    Fourth
  1997
    High                                      75        84        94       124
    Low                                       68        72        84        95

  1996
    High                                      68        63        65        71
    Low                                       60        59        61        63
  Cash Dividend Declared
  Per Share
    1997                                    0.50      0.50      0.50      0.50
    1996                                    0.50      0.50      0.50      0.50
------------------------------------------------------------------------------
The above schedule shows the high and low bid quotations of the Corporation's stock as reported by the National Association of Securities Dealers
Automated Quotations System (NASDAQ). National Bancorp of Alaska, Inc.'s common stock is traded in the over-the-counter market.

National Bancorp of Alaska Directors/Officers
Board of Directors
(Directors are the same for the holding company and the bank.)

Donald B. Abel, Jr.
President, Don Abel Building Supplies, Inc., Juneau

Gary M. Baugh
President, Baugh Construction and Engineering Company, Anchorage

Carl F. Brady, Jr.
Chairman and CEO, Brady & Company, Anchorage

Alec W. Brindle
President, Wards Cove Packing Co., Inc., Seattle

James O. Campbell
Campbell & Campbell Apartment Rentals, Anchorage

Jeffry J. Cook
Vice President Administration, Mapco Alaska, Inc., Fairbanks

Patrick S. Cowan
Owner, Birch Ridge Golf Course, Soldotna

Roy Huhndorf
Chairman of the Board,
Cook Inlet Region, Inc., Anchorage

James H. Jansen
President and CEO,
Lynden, Inc., Anchorage

Donald L. Mellish
Chairman, Executive Committee

Emil Notti
Consultant, Juneau

Howard R. Nugent
President, Howdie Homes, Inc., Wasilla

Tennys B. Owens
Owner and President, Artique Ltd., Anchorage

Eugene A. Parrish, Jr.
Vice President, Holland America Lines, Anchorage

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

Sharon Wikan
Secretary-Treasurer,
Hammer & Wikan, Petersburg

Directors Emeriti
Elmer E. Rasmuson, Chairman
J.A. Columbus
J.J. Conway
Gordon Hartlieb
John A. Holmberg
Leo Rhode

Executive Committee
Donald L. Mellish, Chairman
Patrick S. Cowan
Tennys B. Owens
J. Michael Pate
Edward B. Rasmuson
Richard Strutz

National Bancorp of Alaska Officers

Edward B. Rasmuson, Chairman of the Board
Richard Strutz, President
Terry S. Kipp, Secretary
Kathleen Soderberg, Treasurer
Gary Dalton, Controller

National Bank of Alaska Officers

Senior Administration
Donald L. Mellish, Chairman, Executive Committee
Edward B. Rasmuson, Chairman of the Board
Richard Strutz, President
James L. Cloud, EVP
Gary Dalton, EVP
Kathleen Soderberg, EVP
Terry S. Kipp, SVP

Branch Administration
Nancy Ashwill, SVP
James Brenner, SVP
Peter Crandall, SVP
James Lund, SVP
Michael McCormack, SVP

Loan Supervision
William Granger,
SVP/Loan Administration
Paul Harris,
SVP/Consumer Lending
James G. O'Connell,
SVP/Commercial Lending
(Retired 12/97)
Jim C. Payne,
SVP/Branch Lending

Accounting
Thomas Mason, VP/Controller

Auditing
James Kemp, SVP/Auditor
Debra E. Shannon,
VP/Auditing Manager
Rick McCrorie,
VP/Compliance Officer
Debbie Dahl-Amundson,
VP/Loan Review Manager

Branch Support
Judith Panke, VP/Manager

Buildings and Properties
Arvin Miller, VP/Manager

Central Customer Service
Catherine Karr, VP/Manager
Kate Kraft, VP

Central Loan Servicing
Judith Crotty, VP/Manager

Commercial Loans
Jerry K. Weaver, SVP/Manager
Pita Benz, VP
Lawrence J. Cooper, VP
Jack Moad, VP
Richard Monroe, VP
Jo-Li Sellin, VP
David Swalling, VP
R. Brent Ulmer, VP
David Hamilton, VP/Small Business Center Manager

Commercial Real Estate
Jan K. Sieberts, SVP/Manager
Jan Hood, VP
Jim Pefanis, VP

Commercial Credit Services
James Brinker, VP/Manager
Gerard Diemer, VP
Linda Lester, VP

Community Development
Janie Leask, VP/Manager

Consumer Loans
Sharon Engle, VP/Manager
Joyce Haney, VP

Consumer Special Credit Services
Bev Gunson, VP/Manager

Corporate Relations
Benjamin A. Barrera, VP/Manager
Margaret Richmond, VP

Electronic Services
John Hoyt, VP/Manager
Anne Habza, VP
Robert Tannahill, VP

Escrow Services
Jackie Zuspan, AVP/Manager

Fairbanks Loans
Bart LeBon, VP
Michael A. Smith, VP

Human Resources
Catherine Richter, VP/Manager

Investments
Mary Wladkowski, VP/Manager

Investment Services
JoEllen Weatherholt, VP/Manager

Marketing
Cathleen J. Keyes, SVP/Manager
Jeri L. Walters, VP

Mortgage Loan Production
Judy Kemplen, VP/Manager
Lorna Gleason, VP

Mortgage Loans - Fairbanks
Jim Matherly, Manager

Mortgage Loans - Kenai Peninsula
Darby Hobson, AVP/Manager

Mortgage Loans - Ketchikan
Gwennyth Byrd, VP

Mortgage Loans - Southeast
Karen King, VP/Manager

Mortgage Loan Servicing
Amber Hutchens, VP/Manager

NBA Leasing Corporation
Ken Oato, VP/Manager

NBA International Banking Corporation
Seung Choi, VP/Manager

Operations
Anna Rice, SVP
Patricia Shipley, VP/Cashier
Louise Bourcier, VP
Vivian Cloud, VP
Susan Ferrell, VP
Debra Scheele, VP
JoAnn Shore, VP

Residential Construction
James McCormack, VP/Manager

Trust
Roderick R. Shipley,
SVP/Manager
Sharyn Andel, VP
David Dobbs, VP
Robert Whittenberg, VP
Michael Walton, VP

Anchorage Branches

Commercial Branch
Kristi Schafer, AC/Manager

Dimond Branch
Sarah Perkins, AVP/Manager

Dimond Mall Branch
Chris Toomer, AC/Manager

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

Frontier Branch
(Under jurisdiction of Russian Jack Branch)

Huffman Branch
Mary Webb, VP/Manager

Main Branch
Daniel Keyes, VP/Manager

Minnesota-Benson Branch
Jennifer McClure, AVP/Manager

Northway Mall Branch
Michelle Busing, AC/Manager

Russian Jack Branch
Nancy Gillies, VP/Manager

Sand Lake Branch
Launi Lee, AVP/Manager

Sears Mall Branch
Kathy Hagedorn, AVP/Manager

Spenard Branch
Amelia Penrose, AVP/Manager

Mat-Su Valley Branches

Palmer Branch
Deborah Retherford,
AVP/Manager

Cottonwood Creek Branch, Wasilla
Michelle Rodekohr, AC/Manager

Wasilla Branch
Annette Olejniczak, VP/Manager

Wasilla Wal-Mart Branch
Tracey Faulkner, AC/Manager

Fairbanks Branches

Bentley Mall Branch
Jami Spears, AC/Manager

College Branch
William J. Green, VP/Business Development
Vicki Kennebec, AVP/Manager

Cushman Branch
Deborah Kimmell, AVP/Manager

Gaffney Branch
Linda Winters, VP/Manager

North Pole Branch
R. Oscar Calvillo, AVP/Manager

Kenai Peninsula Branches

Homer Branch
Joe Everhart, VP/Manager

Kenai Branch
J. Bond Stewart, VP/Manager

Seward Branch
Lori A. Draper, AVP/Manager

Soldotna Branch
Kurt R. Eriksson, VP/Manager

Southeast Branches

Glacier Valley Branch, Juneau
Deborah K. Zenger, VP/Manager

Juneau Branch
Roy L. Kyle, VP/Manager

Ketchikan Branch
John Scoblic, VP/Manager

Lemon Creek Branch, Juneau
Gaylene Flannagan,
AC/Manager

Metlakatla Branch
Charlene M. Brendible,
AC/Manager

Petersburg Branch
Pierre Kaptanian, AVP/Manager

Prince of Wales Branch
Sean Riggan, AC/Manager

Shoreline Branch, Ketchikan
Linda Hoefer, AC/Manager

Sitka Branch
Gregory West, AVP/Manager

Skagway Branch
Anthony Alvarado, AC/Manager

Tongass Branch, Ketchikan
Greg Deal, AC/Manager

Wrangell Branch
Thomas Saville, AVP/Manager

       Inside Back Cover
National Bancorp of Alaska Directors/Officers (Continued)
Other Statewide Branches

Barrow Branch
Robin Danner, VP/Manager

Bethel Branch
Mark Renner, AC/Manager

Cordova Branch
Jon K. Stavig, AVP/Manager

Delta Junction Branch
Dave Durham, AC/Manager

Dillingham Branch
Julie Woodworth, VP/Manager

Glennallen Branch
Ken Olmstead, AC/Manager

King Salmon Branch
Charles Munk, AVP/Manager

Kotzebue Branch
Andrew Concepcion, AC/Manager

Kodiak Branch
Darren Franz, VP/Manager

Mill Bay Branch, Kodiak
Josefina Barber, AVP/Manager

Nome Branch
Scot Henderson, AVP/Manager

Valdez Branch
Jacquelyn K. Robb, AVP/Manager

Community Agents
Connie Demientieff, Holy Cross
Evelyn Anderson Stanger, Kake
Bay Johnson, St. Mary's
Zoe Ivanoff, Unalakleet

Northland Credit
John Higgins, President/General Manager

Northland Mortgage Company
Lynn Berry, President

NBA International Banking Corp.
Loan Production Office
Frederick S. Richard, SVP/Manager

Advisory Boards
Terry S. Kipp, Chairman

Barrow
Ronald Brower, Nate Olemaun, Cora Sakeagak

Bethel
Christopher R. Cooke, Robert Nick (Nunapitchuk), Gene Peltola

Cordova
Richard Borer, Bill Webber, John Wilson

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

Glennallen
Donald R. Horrell, Ken P. Johns (Copper Center), Douglas Neeley, Herman
Schliesing

Homer
Mary Ann Fell, Richard Inglima, J. Mike Pate, Leo Rhode, Bruce Turkington

Juneau
Donald B. Abel, Jr., Anne Kaill, Robert Martin, Jr., Malcolm A. Menzies

Kenai
Dr. Charles A. Bailie, Craig Lofstedt, Ron Malston, Valerie Morin, Curt Morris

Ketchikan
Bob Berto, Ken Dole, Bob Elliot (Wards Cove), Mike Erickson, Martin Pihl, Gail Porter, Leif Stenfjord

King Salmon
Dan O'Hara (Naknek), Dave Lax, Faye Yoas

Kodiak
Ben Ardinger, Alvin Burch, Peter Ramaglia, Edward Randolph, Dick Rohrer, Pete Squartsoff (Port Lions)

Kotzebue
Levi Cleveland (Shungnak), Marie Greene, Ron Hogan, Doug Neal, Roswell
Schaeffer

Nome
Dave Cunningham (Unalakleet), Charles Fagerstrom, Mary Knodel, Wiley Scott

Palmer
Charles R. Griffin, Sara Jansen, A. Max Olson, Mimi J. Pippel

Petersburg
John Enge, Art Hammer, Alan Otness, Glenn Reid, Sharon Wikan, Max Worhatch

Seattle
Dr.Dayton L. Alverson, Alec Brindle, James Ferguson, Norman Kaelber, John Sacia

Seward
Sharon Anderson, Blaine Bardarson, Dave Crane, Pat Marrs

Sitka
Robert Allen, Frank Calvin, J. J. Conway, Carolyn Hammack, Cecil McClain, Mike Snowden, Harold Thompson

Soldotna
Irving Carlisle, Roger Covey (Ninilchik), Pat Cowan, Darell Jelsma, Jan Stenga

Valdez
Mary Jo Evans, Lyle Von Bargen, Ann Derifield

Wasilla
Gordon Akelstad, Ernie Brannon, Charles Bruno, Dale Conover, Howard Nugent, Jim Reaves

Wrangell
Barbara Angerman, Leonard Campbell, Olaf Hansen, Bill Privett and Frank Warfel

       Outside Back Cover

                       National Bancorp of Alaska, Inc.
                                P.O. Box 100600
                         Anchorage, Alaska 99510-0600
                                (907) 522-8888

                         Annual Shareholders' Meeting
                      Tuesday, March 17, 1998, 10:00 a.m.
                            National Bank of Alaska
                         301 W. Northern Lights Blvd.
                            Anchorage, Alaska 99503

                          Transfer Agent & Registrar
                            National Bank of Alaska

                                   Auditors
                             Deloitte & Touche LLP

                                 NASDAQ Symbol
                                     NBAK

                            Form 10-K Annual Report
                 Copies of National Bancorp of Alaska, Inc.'s
                           1997 Annual Report to the
                      Securities and Exchange Commission,
                  Form 10-K, are available upon request from:

             Controller, National Bank of Alaska, P.O. Box 100600,
                         Anchorage, Alaska 99510-0600

                   National Bancorp of Alaska (company logo)