Form 10-K, Exhibit 13
period 1998-12-31
NATIONAL BANCORP OF ALASKA INC
filed 1999-03-18
CIK 705356

1998 Annual Report
National Bancorp of Alaska, Inc.


       Cover
National Bancorp of Alaska
1998 Annual Report

Investing In Your Life

(Photo of man at store checkout, handing woman a Visa Check Card to pay for purchase.)

(Photo of man and woman in front of Cups Cafe, holding coffee mugs in their hands.)

(Photo of two young girls in Alaska Native dance garments.)

(Photo of Man using mining equipment.)

       Inside Cover
Investing In Your Life

Throughout the bank, we continue to focus on being Alaska's premier financial services company. We believe that we can maintain this position by delivering value, convenience and a customer experience that helps Alaskans to reach their financial goals. To illustrate our commitment to these concepts, this year's annual report features our new advertising theme line, "Investing in Your Life."

Each day, we invest in the lives of Alaskans by delivering products and services that meet the needs of individuals in every life stage and businesses in all industries. We meet these needs by providing the option for customers to access services by phone and computer as well as through the most extensive branch and ATM network in the state. We continually evaluate our products and services to ensure that we are offering the best.

Through employee involvement and an active contribution program, we invest in Alaska's economy, heritage, education, families and more. In 1998 we contributed nearly $1.5 million to nonprofit programs and activities around the state. NBA staff at every level are encouraged to volunteer their time and energy to similar organizations.

We understand how important service is to maintaining our leadership position in the Alaska financial services industry. Please join us for a review of NBA's operational and financial position, as well as a look at the Alaska economy.

(Caption for decorative design on top of inside cover through pages 19 and pages 47 through back inside cover)
The drawing used throughout this report depicts the front of Chief Annahoots Clan House in Sitka, by Francis Wieser from a photograph by Edward Curtis taken during the 1898 Harriman Expedition. The artwork is from the collection of National Bank of Alaska's Heritage Library Museum.

(Photo of dog mushing team and mountains.)
(Photo of boy and girl with woman at kids voting table.)
(Photo of older couple at airport with airline tickets in hand.)

Contents
National Bancorp of Alaska
1998 Annual Report

2   Message to Our Shareholders
It was another strong year for National Bank of Alaska, with record earnings for the 10th straight year. In the message to our shareholders, Chairman Ed Rasmuson and President Richard Strutz share financial and operational highlights.

4   Investing in Your Life
Each day National Bank of Alaska invests in the lives of Alaskans by delivering products and services that meet the needs of individuals in every life stage and businesses in all industries. Our employees are involved in their communities and we have an active contribution program. This section provides an overview of the bank's many efforts in these areas.

9   Alaska Industry Reviews
With branch offices throughout the state, National Bank of Alaska meets the financial needs of customers in Alaska's many diverse industries. In this section, our team of expert bankers provides highlights for each industry and a look at what's in store for the coming year.

19   Financial Highlights
In this section, National Bank of Alaska's financial experts outline details of the bank's 1998 performance.

47   Listing of Officers
A complete listing of National Bank of Alaska's board of directors, officers and its statewide advisory boards.

(Photo of mother in sports utility vehicle with son and daughter wearing hockey equipment.)

(Photo of man and woman giving presentation about Year 2000 to audience.)

(Photo of construction inside the Elmendorf Air Force Base Medical Center.)

To Our Shareholders, Customers and Friends:

   We are pleased to report that 1998 was another outstanding year for National Bank of Alaska. For the 10th year in a row, we posted record earnings. Net income for the year was $55.4 million, an increase of 8% over 1997. Deposits are at $2.1 billion, more than 8% above last year. Low interest rates have provided a good environment for lending and many customers have taken advantage of this opportunity for business loans, personal loans and home loans (particularly home loan refinancing).
   We believe our opportunities to add new bank services for our customers and support growth in our current banking products will not require significant additional capital investment. With strong equity position and our history of solid profitability, we felt comfortable this year increasing cash dividends to shareholders by 10%. In addition, we continued our stock buyback program. During 1998, we repurchased 415,572 shares, bringing our total repurchase shares to 1,287,763.
   During 1998, we continued investing through a variety of limited partnerships with sophisticated investment management firms who focus on making equity investments in companies outside the banking industry. At present, our investments in these limited partnerships total $71.4 million. These limited partnerships have terms of five to 10 years, with prospective returns that we could not achieve through our daily banking practices. Profits realized from these investments, being capital gains, come at irregular intervals. The results during 1998 are summarized in the Financial Highlights section on pages 36 and 43.
   Throughout the bank, we continue to focus on being Alaska's premier financial services company. We are committed to maintaining this position by delivering value and convenience to our customers as we help them meet their financial goals. Our annual report theme, "Investing In Your Life," illustrates this commitment.
   In 1998, we invested in our customers by focusing on "convenience" products such as PC Banking, Visa Check Card, Loan by Phone and Telephone Teller. In June, we moved our flagship Fourth Avenue Branch to the more conveniently-located Anchorage 5th Avenue Mall, and in September we opened a second in-store branch in Anchorage's midtown Wal-Mart. We continually talk to customers and evaluate our products and services to ensure that we are offering the best. Please take a few minutes to read about these and other efforts in the following pages.
   National Bank of Alaska and our customers continued to benefit from a relatively stable Alaskan economy. Overall employment growth for the state was about 2% in 1998. Construction, tourism, mining and the support industries were the bright spots this year. The

(Photo of Chairman of the Board Ed Rasmuson and President Richard Strutz.) (Caption for above photo)
Ed Rasmuson, Chairman of the Board(right), and Richard Strutz, President(left) petroleum industry suffered from prices that reached a 12-year low at year-end. And the financial crisis in Asia severely impacted several industries, particularly international trade, forest products and fishing. (For a complete overview of each of these industries, please refer to the industry review pages.) The forecast for 1999 is continued growth, although somewhat slower than 1998.
   With the year 2000 fast approaching, we have ensured that our computer systems will properly recognize date-sensitive information when the year changes to 2000. Through the coordination efforts of a bank "Y2K" team, we have aggressively replaced and retired systems that are not year 2000 compliant and have worked with all vendors to ensure that outsourced and supplied services are compliant. We are confident that NBA systems will successfully handle the millennium date change.
   We are proud of the many accomplishments throughout the bank and thank our employees who have made them possible. We look forward to 1999 and, as always, we thank you, our shareholders and customers, for your ongoing support.

Sincerely,
/s/Edward B. Rasmuson
Edward B. Rasmuson, Chairman of the Board
/s/Richard Strutz
Richard Strutz, President

(Four Graphs)
(See below table of items represented in graphs)

(In thousands except per share statistics)


                           1994       1995       1996       1997       1998
Total Assets           $2,344,678 $2,450,921 $2,648,484 $2,777,066 $2,975,580
Shareholders' Equity      312,772    350,320    377,403    398,881    425,645
Net Income                 37,520     41,280     46,516     51,257     55,405
Net Income per Share         1.18       1.30       1.46       1.63       1.79

(Side caption to above graphs)

                                                            1-Year    5-Year
                           1998       1997       1994       Change    Change
Total Assets           $2,975,580 $2,777,066 $2,334,678       7.1%     26.9%
Shareholders' Equity      425,645    398,881    312,772       6.7%     36.1%
Net Income                 55,405     51,257     37,520       8.1%     47.7%
Net Income per Share         1.79       1.63       1.18       9.8%     51.7%

Investing in Your Life

Investing in Personal Finances

   At NBA, we provide comprehensive, one-stop financial services. We offer a variety of products and services to meet the needs of our diverse customers throughout the state. We recognize that individuals in different life stages have unique financial needs and we are committed to providing the services they need -- along with service second to none. The following are some examples of our investment in the financial lives of individuals:
* We offer the most extensive branch and automated teller machine (ATM) network in the state, with more than 50 branches and 120 ATMs.
* Personal Bankers in all our branches are trained to meet with customers, identify their financial needs and offer personalized solutions. A Personal Banker can help customers open deposit accounts, obtain a personal or home loan, access money through an automated teller machine (ATM) or debit card, invest funds for education or retirement, or assist with estate planning.
* When the banker cannot provide specific assistance in an area, such as investment or trust services, he or she serves as a liaison between the customer and a department of experts.
* For those who prefer the convenience of automated services, we offer Telephone Teller (customers can get information on their checking and savings accounts, transfer funds between NBA accounts and obtain deposit rate information), Loan by Phone and PC Banking/PC Bill Pay. Automated information is also available for home loans and Visa credit cards. We also have a website (www.nationalbankofalaska.com), with information on all bank products and services.
   We continually evaluate our product offerings to ensure that we provide the services our customers need and want. In 1999, we will offer check imaging and an Internet-based home banking product. We also plan to offer insurance products through the acquisition of two insurance companies.

Investing in Business

   National Bank of Alaska provides a package of services to meet the financial needs of every business -- small or large, in rural Alaska or a center of commerce, new or well-established. Our experienced staff is dedicated to working with each customer to determine their needs and offer cost-effective financial solutions.

(Photo of mother in sports utility vehicle with son and daughter wearing hockey equipment.)

(Photo of man at store checkout, handing woman a Visa Check Card to pay for purchase.)

(Photo of teenage girl on telephone.)

(Photo of older couple at airport with airline tickets in hand.)

(Caption for above photos)
Alaskans have unique lifestyles. At NBA, we believe financial services should be available to meet individual needs.

   Our investment in Alaska's businesses includes the following:
* Business Bankers provide assistance with checking and savings accounts, business loans and lines of credit, credit cards, debit cards and more. They work closely with each customer to determine their needs and rely on experts in several specialized departments as needed.
* For customers with sophisticated financial needs, Business Bankers can connect them to department experts or serve as a liaison with these staff members. Our customers benefit from specialized areas including Cash Management Services to help concentrate or transfer funds from one account or bank to another; Commercial Real Estate for the purchase or expansion of business properties; Investment and Trust Services for maximizing the return on available dollars or preparing retirement plans for employees; and Electronic Services for providing for merchant needs.
* For the small business owner, staff at our Small Business Center in Anchorage serve as an excellent resource and sounding board. Department staff members are lending experts who work closely with local community resources such as the U.S. Small Business Administration, Small Business Development Center and others.
* We continually review our loan application and approval process to ensure that it effectively and efficiently meets the needs of customers.

Investing in Education

   NBA strongly supports education throughout the state. Financial education is a top priority and NBA employees participate in outreach in a variety of ways. We also support organizations and activities that encourage individuals to develop lifelong learning habits, as well as leadership skills. The bank's investment in education includes the following:
* NBA contributes to scholarship funds at each of Alaska's universities, including Alaska Pacific University, Sheldon Jackson College and the University of Alaska Anchorage, Fairbanks and Southeast. We also support several scholarships through Native corporations and local high schools.
* NBA's Bank on U program is a unique partnership where financially disadvantaged students have the opportunity to work in a business setting with banking professionals. In addition to their supervisor, they are paired with an NBA mentor who meets with them weekly to discuss their progress at school and work. Students who successfully complete the program receive scholarship money to attend the university or vocational school of their choice.

(Photo of man working at computer in a paint store.)

(Photo of man standing next to propeller of airplane.)

(Photo of man and woman in front of Cups Cafe, holding coffee mugs in their hands.)

(Photo of woman helping boy at computer.)

(Caption for above photos)
Businesses around the state have benefited from the expertise of NBA bank officers. Above, a Bank on U student meets with his NBA advisor.

* The bank has 14 school-business partnerships in Anchorage where specific branches partner with a school. Partnership agreements are written based on branch resources and school needs. They include activities such as tours of the branches and teaching "Basic Banking" seminars on topics ranging from an introduction to banking, saving and budgeting principles, managing a checking account, principles of credit or buying a home. Branches also display school work, mentor students or read with kids.
* Last fall, NBA's Russian Jack Branch piloted a student-run bank at East High School. Called Bank Within East, the program includes extensive training on bank products and services, application and interviewing skills, and sales and service techniques. Students selected for positions in the branch receive job skills training as well.
* The Sand Lake Branch in Anchorage continues to support a School Savings Program at Sand Lake Elementary School. Students participate in the program by opening a bank account and making deposits weekly at the school. Through the Sand Lake Community School, parent volunteers collect the deposits, log them onto a tracking program provided by a nonprofit organization "Save for America," and initiate an electronic deposit to the students' accounts. The Sand Lake teachers and NBA staff supplement the program with information about healthy saving and budgeting habits.
* NBA employees throughout the state participate extensively in Junior Achievement's school education programs.
* NBA's Heritage Library and Museum is a frequent site for student field trips. Visitors to the bank may notice students scattered around the library, engrossed in a culturally enlightening activity.
* We also sponsor numerous educational activities and organizations such as Kids Voting, Prince William Sound Science Center and the Alaska SeaLife Center.

Investing in Families

   National Bank of Alaska supports organizations and activities that focus on the well-being of families and individual Alaskans at every stage of their lives. We support programs that provide basic health, preventative and safety services, as well as programs that improve neighborhoods and help families achieve the dream of safe housing.
   Whenever possible, we look for opportunities where our funds can be leveraged to attract additional community and financial support. NBA's investment in families includes the following:
*    The bank matches $.50 for each $1.00 an employee contributes to the United
Way.

(Photo of teenage boy and girl outside of Bank Within East branch.)

(Photo of two girls and woman at table accepting a deposit from a girl at Sand Lake Elementary School.)

(Photo of boy and girl with woman at kids voting table.)

(Caption for above photos)
NBA's educational outreach efforts include school banking programs as well as support for educational activities and associations.

Through employee fundraising efforts and this matching program, we gave more than $100,000 to United Way agencies in Anchorage, Fairbanks, Mat-Su, Kenai/Soldotna, Southeast, Valdez and Seattle. In 1998, we gave an additional $100,000 to United Way of Anchorage to match new dollars in the Leadership Giving campaign. This generated nearly $300,000 in new contributions for the campaign.
* We actively support organizations dedicated to providing affordable and safe housing for low-income Alaskans. In addition to monetary contributions, employees participate in building or renovating homes for organizations such as Habitat for Humanity and Christmas in May.
* We fund a variety of health-related organizations, including chapters of the American Lung Association, American Cancer Society, American Red Cross, Alzheimer's Association, Blood Bank, Diabetes Association, Hospice, March of Dimes, etc.
* We work closely with organizations that provide for basic needs such as shelter, food, clothing or crisis response. Some of these agencies include Catholic Social Services, Food Bank of Alaska, Anchorage Gospel Rescue Mission and Women's Resource and Crisis Centers.
* We sponsor events and activities through service organizations such as Rotary Clubs, Lions Clubs, Soroptimists Clubs, Elks Clubs and American Legion.
* We support programs for youth, such as Boy Scouts, Girl Scouts, Camp Fire Boys and Girls, and Big Brothers and Sisters. We also sponsor various youth athletic teams, including hockey, softball, soccer, basketball, etc.

Investing In Alaska's Heritage

   National Bank of Alaska believes that arts and culture experiences are basic to one's life. The focus of our support is to make arts experiences accessible and meaningful to more people, and to promote intercultural relationships among and within communities. NBA also supports outreach efforts that offer exposure to the arts and cultural experiences for underserved groups and activities that nourish the traditions and spirit of the Native people of Alaska.
   NBA invests in a variety of arts organizations each year:
* We support the performing arts, including symphony orchestras, non-commercial theatre and dance groups, concert associations, choruses and more.
* We support cultural events and exhibits, including local and state fairs, community festivals, local libraries and the Alaska Zoo.
* We participate in events that encourage multicultural appreciation, including activities sponsored by groups such as the African American Historical Society, Alaska

(Photo of grandmother reading to granddaughter by fireplace.)

(Photo of woman taking man's blood pressure at a table during the Alaska Health Fair.)

(Photo of dog mushing team and mountains.)

(Caption for above photos)
NBA contributes to numerous organizations and activities that are dedicated to the well-being of Alaskan families. Above, dog mushing is a long-standing Alaskan tradition supported by NBA.

Chinese Association, Filipino American National Historical Society, Latino Lions Club, Sons of Norway, etc.
* We help preserve Alaska and Native history and culture by contributing to organizations and events such as local museums and historical societies, the Alaska Native Heritage Center, Eskimo Indian Olympics and the Iditarod Trail Sled Dog Race.
* The Heritage Library and Museum, which opened in 1968, was created as a way for NBA to share some of the arts of Alaska's past that the bank has accumulated through the years and to express an ongoing commitment to the state and its people. The museum is open weekdays, noon to 4:00 p.m., with exhibits by Alaskan artists, and Native artifacts including clothing, hunting gear, cooking utensils, tools and toys. The museum curator is available to conduct educational tours of the library for school-age students throughout the year, and the museum receives many visitors from Alaska and outside of the state.

Investing in a Healthy Economy

   The health and strength of NBA depend on the vitality of the communities we serve. To this end, we focus our development efforts on educating and nurturing the business efforts of our partners in Alaska.
   We invest in a healthy economy in numerous ways, including the following:
* NBA participates in outreach efforts for minorities, low-income and rural organizations and individuals interested in pursuing business goals. We support organizations seeking to empower underserved groups in the business community.
* We sponsor seminars and loan funds for minorities, women and underserved groups seeking information about business opportunities (such as the Rural Small Business Conference).
* We work closely with nonprofit economic development corporations and programs throughout the state.
* NBA supports a variety of organizations that help preserve our diverse natural environment. We particularly sponsor efforts that help provide interactive educational opportunities.
* We participate in and support local and state Chambers of Commerce and industry associations, such as the Alaska Visitors Association, Alaska Forest Association, Alaska Miners Association, etc.
* Bank staff members work closely with our customers and the general public on issues such as the year 2000 date change. In 1998, NBA partnered with the U.S. Small Business Administration and conducted Y2K presentations throughout the state.

(Photo of man kicking hanging ball in a gym at the Eskimo Indian Olympics.)

(Photo of woman seated with books in the Heritage Library.)

(Photo of man and woman giving presentation about Year 2000 to audience.)

(Photo of three men and a woman holding award plaques at the Alaska Federation of Natives Convention.)

(Caption for above photos)
The bank helps preserve Alaska and Native history and strives to make arts experiences accessible to all. We invest in a healthy economy by fostering discussions on topics such as the Year 2000 or business in rural Alaska.

ALASKA INDUSTRY REVIEWS

CONSTRUCTION LEADS ECONOMIC GROWTH
By Jim McCormack, Vice President

   Construction continued to play a stable role in the state's economy. Following the trend of the past decade, the construction industry now has a broad base that supports the increasing economic diversity of Alaska (a shift from the "boom and bust" construction cycles of prior years). Statewide construction employment peaked at 17,000 persons in August. Here, we've outlined highlights of 1998.

Federal Government:

* Federal funding through the U.S. Army Corps of Engineers was $235 million in 1998 (includes new construction on military bases, environmental cleanup at statewide installations and civilian boat harbor construction).
* In April, construction started on a $32-million commissary and AAFES store on Elmendorf Air Force Base. (It will be the largest military commissary in the world.)
*    A $106.5-million ICBM radar warning system is underway at Clear Air
Station.
* $16.8 million was awarded for a hangar and $11 million for a hydrant fuel system at Elmendorf Air Force Base.
* Family housing revitalization projects are underway at Fort Richardson ($7.2 million) and Fort Wainwright ( $6.3 million).
* King Cove started a $9-million boat harbor, to double the size of existing moorage.

State Government:

* The State Department of Transportation and Public Facilities funded $238 million in 1998. The DOT budget includes capital budget funding and federal matching on highway construction projects; in addition the state leverages capital construction projects through the Alaska Industrial Development and Export Authority (AIDEA) and the Alaska Housing Finance Corporation (AHFC).
* The $56-million Alaska SeaLife Center opened in Seward (employing up to 55 full-time employees and attracting 275,000 people annually).
* To accommodate the increased population of the Palmer/Wasilla area, the state began a four-year, $39-million series of road-widening projects on the Parks Highway.
*    $13 million is being spent to reconstruct and extend Ketchikan's Third
Avenue.

Local Government:

*    The $15.6-million Kodiak Fisheries Research Center was completed.
* Unalaska funded $11 million for construction of a public works building, museum and library.

(Photo of Alaska SeaLife Center.)

(Photo of construction inside the Elmendorf Air Force Base Medical Center.)

(Captions for the above photos)
The $56-million Alaska SeaLife Center opened its doors in Seward in April of
1998.

The main construction contract for the new medical facility at Elmendorf Air Force Base was completed in December of 1998.

Private Sector

* The Alaska Seafood Center started construction on a $125-million facility in Anchorage. (The state, through AIDEA, will have a $50-million equity investment.)
* The Alaska Native Heritage Center entered the second phase of construction on its 28,000-square-foot facility in east Anchorage.
* Three hotel projects were underway in Anchorage: the 20-story, 350-room Marriott Hotel; a 112-room Hawthorne Suites with adjoining Benihana of Tokyo Restaurant; and a 148-unit NANA/Marriott Residence Inn.
*    The 142,000-square-foot Anchorage Home Depot opened in April.
* Residential building permits for 1998 were: 1,164 in Anchorage, 149 in Fairbanks, 75 in Juneau and 36 in Ketchikan.


FISHING HARVEST UP, VALUE DOWN
By Fred Richard, Senior Vice President

   The 1998 salmon harvest was the eighth largest in history and 20% higher than 1997. Even so, the ex-vessel value was only slightly higher than 1997. Pinks and chums accounted for 75% of the 1998 harvest poundage, the highest percentage ever. Both the Bristol Bay king crab and the statewide halibut quotas increased significantly this year.
   The fishing industry continues to experience difficult times. Increasing competition from farmed salmon, higher production of salmon, crab and herring from Russia and economic concerns in Asian countries are creating price pressures on Alaska-produced products. The following are some highlights of the 1998 fishing season.

Prices

* The ex-vessel value of the salmon harvest was $280 million in 1998, well below the prior four-year average of $390 million.
* Halibut prices were low most of the season due to a higher quota and a large carryover of inventory. Prices showed increasing strength as inventory dropped.
* The herring fishery experienced its second year of low ex-vessel prices. The market price for herring roe dropped significantly with fairly good production and diminished Japanese demand.
* Due to poor harvest levels of cod on the east coast, Alaskan cod fishermen enjoyed gradually increasing cod prices during 1998. The outlook for cod prices and markets in Alaska remains strong.
* With an increased king crab quota in Bristol Bay, the price per pound dropped significantly, although the total value of the harvest was higher than 1997.

Production

* The Bristol Bay sockeye fishery experienced its second failure in a row. The forecast for 1999 is slightly better, although still less than half of the 29-million-fish-average harvest for the last decade.

(Photo of two workers on a crab boat.)

(Photo of a worker with halibut in a net.)

(Captions for the above photos)
With an increased king crab quota in Bristol Bay, the price per pound dropped significantly, although the value of the harvest was higher than 1997.

Halibut prices were also lower, due to a higher quota and a large carryover of inventory.

* The Kodiak harvest of 22 million of all species was much higher than forecast.
* The Yukon River king salmon run was the worst in history and its chum run was the lowest in five years.
* The statewide halibut quota of 58 million pounds was the second-largest ever established by the International Pacific Halibut Commission.
* Pollock production focused on fillets rather than surimi due to weak market conditions in Asia and the worldwide lack of whitefish.
* Most of the market for crab was domestic. The opilio crab harvest was relatively strong and the 1999 harvest should also be good. Bairdi crab fishing remained closed. (The population is at the lowest historical level recorded by the National Marine Fisheries Service surveys.)

Current Developments

* In December, National Marine Fishery Service (NMFS) biologists concluded that the commercial harvest of pollock jeopardizes the viability of the Stellar Sea Lion, an endangered species. Historically, the majority of the pollock harvest, both in the Bering Sea and the Gulf of Alaska, is realized within areas newly identified as Critical Stellar Sea Lion Habitat. In an effort to reverse the decline of the Stellar Sea Lion, NMFS significantly reduced allowable pollock harvest in these traditional fishing grounds.
* The American Fisheries Act will dramatically change the structure of the Bering Sea bottom fishery, allocating more fishing rights to shore-based operations that process in Alaska and barring nine foreign-built vessels from Alaska waters. The Bering Sea pollock fishery was reallocated with 50% of the harvest going to shore plants, 40% to factory trawlers and 10% to offshore processors.


FOREST PRODUCTS INDUSTRY FACES CHALLENGES
By Larry Cooper, Vice President

   The sharp economic decline in Asian Pacific countries, primarily Japan and South Korea, has directly affected the forest products industry in Alaska through drastically reduced prices. At the same time, the amount of timber available for harvest in Alaska remains low. The industry continues to push the federal government to increase timber sales, particularly in the Tongass National Forest.
   Despite the challenges, industry experts see hope for the future through new markets and by manufacturing "value-added" products. Here are some 1998 highlights.
* A lawsuit has been filed by Southeast communities and industry advocates to pursue corrections to the Tongass Land Management Plan. The goal is to ensure a timber sales program allowing operators to transition from a pulp-based industry to a saw- and manufactured-product industry.
* Ketchikan Pulp Company continues to operate two sawmills, one on Annette Island and the other at Ward Cove. They are also considering construction of a veneer plant on the former pulpmill site in Ketchikan using lower grades of Western hemlock.

(Photo of man in hardhat with large log.)

(Photo of sawmill in Wrangell.)

(Captions for above photos)
Forest products industry officials see hope for the future with new markets and manufacturing of value-added products.

In 1998, Silver Bay Logging, Inc. acquired the Wrangell Sawmill and re-opened the mill, which was formerly the largest employer in the community.

* Silver Bay Logging Inc. acquired the Wrangell Sawmill and re-opened the mill, which was formerly the largest employer in that community. They are now manufacturing rail ties and lumber for West Coast markets.
* Viking Lumber in Klawock expanded and is producing window and door stock and other grades of shop lumber for re-manufacture in the Lower 48. They are also selling lumber to European markets -- a first for an Alaskan sawmill.
* The University of Alaska awarded the Gulf II sale in the Cape Yakataga area. It is expected that University and Mental Health Trust lands will be key providers of timber supply in the future as federal sources continue to shrink.
* The spruce bark beetle infestation continues to rapidly expand through Southcentral. Land owners are realizing the danger and removing dead and dying trees to reduce the threat of fire and initiate the renewal of the forest.
* Gates Construction Company is completing construction of a dimensional band sawmill and a studmill south of Ninilchik. They will add a dry kiln and planer to sell spruce lumber to the Anchorage market.
* Interior sawmills continue to supply lumber to local markets. Several mills have recently begun producing graded lumber for commercial and government construction projects.


GOVERNMENT SPENDING PLAYS MAJOR ROLE
By Pete Crandall, Senior Vice President

   State government spending continued to play a major role in the Alaska economy. The Alaska Legislature passed a $2.2-billion state operating budget for Fiscal Year (FY) 99 that kept state government funding levels about the same as last year. This was despite concerns over falling oil prices and a legislative majority that had a five-year plan to cut general fund spending by $250 million.
   In addition, lawmakers approved a plan that increased the state's capital budget to more than $1 billion in FY99. Legislators planned to use approximately $700 million from the Constitutional Budget Reserve fund to balance the budget.
   Fiscal Year 1998 was a strong year for the Alaska Permanent Fund, a major economic factor in the state's economy. The fund's assets grew to a record $25 billion and the fund directly infused $893 million into the state's economy through the dividend program.
   If oil prices continue to remain low and budget short falls continue to be funded through a declining Constitutional Budget Reserve account, Alaskans will be faced with decisions on how to manage and fund future state government budgets. We've highlighted some of the major contributors to the government sector below.

Alaska Permanent Fund Corporation

* The fund earned $2.6 billion in realized income during the year. For the first time ever, the state earned more from the Alaska Permanent Fund investments than it collected in oil revenue.

(Photo of Lael Venta, a resident in the Adelaide Apartments in Anchorage.)

(Photo of C130 plane at Elmendorf Air Force Base.)

(Captions for the above phots)
Alaska Housing Finance Corporation provided loan commitments of nearly $19 million for 515 residential housing units such as the Adelaide Apartments in Anchorage, which provides special needs housing for tenants like Lael Venta.

The military bases such as Elmendorf Air Force Base in Anchorage are significant contributors to the state's economy. Elemendorf is home to the Air Force's largest C130 squadron.

* National Bank of Alaska accepted more than 85,000 electronically-deposited dividends.

Alaska Industrial Development and Export Authority

* The $976-million state-established lending authority made 1,025 loans to Alaskan businesses, totalling more than $250 million. The agency's net income grew to $52.3 million on assets totalling more than $1.3 billion.
* National Bank of Alaska led all other lenders in utilizing the loan participation program, with 120 loans totalling $93.3 million.

Alaska Housing Finance Corporation

* The self-supporting, non-stock public corporation with assets in excess of $4.4 billion provided loan commitments of nearly $19 million for 515 residential housing units statewide during 1998.
* AHFC has been authorized to provide funding for maintenance on state-owned buildings by issuing $200 million in bonds to pay for the improvements.
* National Bank of Alaska was the largest seller/servicer of AHFC home loans with more than 13,000 loans totalling $1.2 billion.

U.S. Military in Alaska

* With five major bases and more than 18,000 active military personnel, the military is still a significant contributor to the state's economy. The Elmendorf Air Force Base's C130 squadron is now the largest in the Air Force.
* Under a military contract with the Alaska Aerospace Development Corporation in Kodiak, the first missile test launch was performed in Alaska this year.


INTERNATIONAL TRADE DECLINES
By Seung Choi, Vice President

   The Asian economic crisis and the prolonged recession in Japan significantly dampened Alaska exports in 1998. During the first nine months of 1998, Alaskan commodities exports decreased in value by an average of 28%. With curtailed imports from major trading partners, Alaska's total 1998 export value will be substantially reduced.
   Alaska's exports will continue to be affected by the economy in Asian countries and by the price and supply of world commodities. But many economic analysts in Asia indicate that their downturn will end in the first quarter of 1999. As their economy improves, the export volume of Alaska will also improve. International trade and air freight moving to international destinations through Alaska should continue to benefit the economy of Alaska. The following overview of Alaska's 1998 exports includes figures for the first nine months unless otherwise noted.

(Photo of whole salmon and salmon fillets.)

(Pie chart of Alaska's Exports By Country in millions, for first nine months of 1998. See below table of figures represented in chart.)
(In Millions)
Japan                 $686       44.5%
Korea                 $239       15.5%
European Countries    $206       13.4%
Canada                $139        9.0%
China                 $114        7.4%
Other Countries        $99        6.4%
Taiwan                 $60        3.8%

(Caption for above photo)
The state's leading export continues to be fish products, with sales of $534 million for the first nine months of 1998. Japan was once again Alaska's leading trading partner, despite a 37% drop in export value.

Exports by Country

* Asian countries are still the biggest market for Alaska exports (72% of total Alaskan export value). Japan remains Alaska's leading trading partner, despite a 37% drop in export value. In addition to commodities exports, most of the international air freight shipped through Alaska goes to Asian countries. (Please see chart on previous page for breakdown of exports by country.)
* Alaska's exports to Europe were up 13%, largely due to exports of metal mining-related products.

Exports by Major Products

* The state's leading export continues to be fish products, with sales of $534 million for the first nine months of the year. Compared to the value of fish exports during the same period in 1997 of $690 million, this was a 23% drop. However, the share of fish products in relation to total exports increased to 35% compared to 32% in 1997.
* Timber exports also declined, by 61% to $122 million compared to $313 million for the first nine months of 1997.
* Crude oil and other petroleum-related product exports also dropped, by 22% to $494 million compared to $635 million during the same period in 1997. Most of the petroleum exports go to Japan, South Korea, China and Taiwan.
* Exports of minerals, mostly zinc and lead ores, dropped by 21%, from $316 million to $249 million.


MINING EXPLORATION AND PRODUCTION UP
By James L. Cloud, Executive Vice President

   Despite low metal prices, the overall economic value of mining in Alaska topped $1 billion for the second year in a row. Year-round-equivalent employment is estimated at more than 3,900 jobs.
   For the second year in a row, exploration expenditures exceeded $55 million. Development spending tapered off to about $52 million with completion of the Red Dog mine expansion. The value of metal produced in Alaska dropped slightly, to about $920 million from $936 million in 1997. The plunge in metal prices experienced throughout the year was offset by increased production.
   Alaska Native landowners continue to enter into exploration and development agreements with mining firms. Although the majority of land in Alaska is owned and controlled by the federal government, Alaska still has vast areas open for mineral exploration. A stable political environment and reported success in exploration make Alaska a good bet for larger shares of mining exploration budgets in the future. The following are some of the highlights from the mining industry in 1998.

Exploration

* Despite lower gold prices, Alaska received a larger share of global exploration

ECONOMIC VALUE OF THE ALASKA MINING INDUSTRY
(in millions)
                1994    1995    1996    1997    Est.1998
Exploration     $31     $34     $45     $58     $56
Development     $45     $149    $394    $168    $52
Production      $508    $537    $590    $936    $920
Total           $584    $720    $1,029  $1,162  $1,028
                 Source: State of Alaska, Division of Mining

Year-Round
 Equivalents
                1994    1995    1996    1997    Est 1998
Employment      3,083   3,406   3,737   3,862   3,900

(Photo of Man using mining equipment.)

(Caption for Photo and table)
Despite low metal prices, the overall economic value of mining in Alaska topped $1 billion for the second year in a row.

spending than in the past. International mining companies found increased gold reserves at prospects such as Sumitomo's Pogo deposit north of Delta Junction, Placer Dome's Donlin Creek deposit in the Kuskokwim drainage, La Teko Resources, Ltd.'s True North deposit west of Fort Knox and Novagold Resources' discovery in the Shotgun Hills south of Donlin.
* Exploration at the Nixon Fork Mine near Flat replaced about a year's reserves.
* Cominco American resumed exploration at the Pebble Beach gold and copper project near Illiamna.
* Kinross Gold announced it was buying La Teko Resources, increasing Fort Knox's possible reserves.
* The State of Alaska continued to fund airborne geophysical studies around the state. This rather inexpensive effort improved the interest in mine claim leasing (approximately 21,200 new mining claims staked as of October).

Production

* The economic turmoil in Asia and Russia took its toll on commodity prices, causing many gold mining firms to cut costs or redirect exploration budgets.
*    The Red Dog zinc, lead and silver mine increased production by about 35%.
* Kinross Gold Corporation merged with Amax Gold and acquired the Fort Knox mine near Fairbanks (which also posted production increases in 1998).
* In Southeast Alaska, Kennecott's Greens Creek Mine on Admiralty Island increased its silver, zinc and lead reserves through exploration and Sealaska Corporation put its high-quality calcium carbonate (marble) mine on Prince of Wales Island into production. Couer d' Alene Mining halted further investment at its Kensington Mine north of Juneau until gold prices improve significantly.


PETROLEUM INDUSTRY FORECAST IS SOBERING
By Pita Jelley Benz, Vice President

   Oil prices dropped to a 12-year low at year-end, casting a pall on Alaska's oil industry. Prices fell steadily all year due to a combination of an inventory glut worldwide and decreased demand in developing countries. In the U.S., demand has also been lower due to warmer-than-average weather. Forecasters are not predicting any substantive rise in prices in 1999, although the industry is historically volatile.
   Mergers were key news items in 1998. The big story for Alaska is the merger of British Petroleum and Amoco Corp. Another Alaska player, Exxon, announced plans to merge with Mobil in 1999. In other acquisition news, Cross Timbers Oil Co. of Texas purchased Shell's Cook Inlet properties. ARCO merged with Union Texas Petroleum Corp., its partner in the new Alpine field.
   While the short-term outlook for the petroleum industry is bleak, the long-term prospects are still encouraging. Here are some highlights.

(Photo of mining production equipment.)

(Photo of fabrication construction facility in Anchorage.)

(Captions for the above photos)
The plunge in metal prices experienced throughout 1998 was offset by increased production.

In the petroleum industry, fabrication and construction of large-scale modules for the Northstar and Alpine fields continued in Anchorage and Nikiski.

Short-Term Outlook

* Due to prolonged low prices, oil companies and several contractors have announced layoffs beginning in early 1999. A large percentage of the drilling rigs are scheduled to be shut down.
* The new Badami Field has produced substantially less oil than planned due to reservoir problems.
* A number of projects involving smaller satellite fields are being postponed until prices improve.

Long-Term Outlook

* Alaska remains an industry leader in using technology such as designer wells, horizontal drilling, multi-lateral completions, extended reach drilling and drilling through tubing to reduce drilling costs.
* Area-wide leasing, approved in 1997, will add an important degree of certainty and flexibility to the lease sales program. Under this program, all the available acreage in an area will come up for sale on a set schedule.
* The Interior Department will reopen a portion of the National Petroleum Reserve-Alaska to oil and gas leasing beginning in the spring of 1999.
* Fabrication and construction of large-scale modules for the Northstar and Alpine fields continued in Nikiski and Anchorage. This is the first time production units on this scale have been constructed in Alaska. Production schedules are being slowed in the short-run however.
* Forcenergy announced plans to build a new platform for Cook Inlet oil production (scheduled to be drilling by Fall 1999).
* Anadarko Petroleum Corporation announced that Arctic Slope Regional Corporation will give Anadarko rights to hunt for oil in the foothills of the Brooks Range.
* The 1,000th cargo of liquidified natural gas (LNG) was shipped to Japan from the Kenai Peninsula facility of Phillips Petroleum and Marathon Oil. LNG has been exported safely since 1969.


SUPPORT INDUSTRY SEES CONTINUED GROWTH
By Margaret Richmond, Vice President

   The service sector continues to carry the momentum for employment growth in Alaska. The State Department of Labor anticipates nearly 10,000 jobs will be created in the next two years through the service, visitor, transportation, trade and oil and gas sectors. Employment growth for 1998 was 2.1%.
   Although a slower growth rate of 1.5% is expected in 1999, the support industry will again be the growth catalyst. The service sector anticipates growth of 3.6% with continued business outsourcing, hotel construction, and health care projects. The retail trade and transportation sectors will have overall growth also. The Asian financial crisis

(Photo of ice road construction truck.)

(Photo of man operating off-shore drill.)

(Photo of NANA/Marriott Fairfield Suites hotel under construction.)

(Captions for above photos)
Ice road construction and offshore drilling are just a couple of the innovative methods that the petroleum industry uses for production.

Construction of the NANA/Marriott Fairfield Suites in Anchorage was completed in early 1998, adding to a long list of hotels that have recently joined the support industry.

and low oil prices continue to loom on the horizon; however, Alaska's economy will remain stable with modest growth. The following are some of the current and planned developments in the support industry.

Service Sector

* Several mid-priced hotel establishments were built or are under construction (see Construction Industry overview for details).
* Health care has been stimulated by Alaska's aging population; improving medical technology; a continued influx of medical professionals to the state; privatization and ownership changes. HealthSouth, of Alabama, purchased First Care and Northcare clinics and facilities in Alaska; the Alaska Native Tribal Health Consortium will complete privatization of the federally-funded Alaska Native Hospital in January; Providence Alaska Medical Center began a five-year, $90-million improvement project; and Alaska Regional Hospital completed an $8-million renovation.
*    Personnel and computer services continued to grow, with outsourcing.
* Engineering, architecture and accounting flourished through construction and oil development projects.

Trade Sector

* Several new businesses opened, including Sullivans Steak House in the Anchorage 5th Avenue Mall, Home Depot, The GAP, Inc. and Century Theatres.
* Wal-Mart built a new store in Kodiak. In 1999, Wal-Mart will open a store in Ketchikan and expand to a new location in Wasilla. Fred Meyer will open a store in Wasilla and has plans for a second store in south Anchorage.
* Carrs and Safeway announced their planned merger, offering a combined 61 locations throughout Alaska.
* At least 20 auto parts locations will open or be acquired by the end of 1999 (players include NAPA Auto Parts, Grand Auto and Shucks' Auto Supply).

Transportation and Communication

* Anchorage International Airport is the top cargo airport in the U.S., leading other locations by 30% based on landed weight. Continued growth is expected at 8% to 12% per year.
* Federal Express opened its $38-million sorting facility addition in September and private developers are considering additional cargo facilities.
* Anchorage International Airport continues its four-year, $350-million "Gateway Alaska" plan (for terminal and concourse redevelopment and roads).
*    Construction began on a $25-million MAPCO/Lynx cargoport.
* The privatization of ATU Telecommunications will shift 700 employees from local government to the telecommunications sector.
* Increased use of cell phones and the Internet have ensured that the communications sector remains a dynamic economic force.

(Photo of airplane being loaded at Federal Express' airport facility.)

(Photo of Alaska Railroad train in operation.)

(Captions for the above photos)
Federal Express opened its $38-million sorting facility addition in September.

The Alaska Railroad celebrated its 75th anniversary in 1998.

TOURISM TRAFFIC CONTINUES TO GROW
By Ben Barrera, Vice President, and Natasha Von Imhof, Assistant Vice President

   Although the official 1998 figures from the Department of Tourism are not available, early estimates are that it was another stellar year, with an 8% to 10% increase over 1997 figures (approximately 1.4 million visitors). However, it is anticipated that 1999 will mark the first year in a decade that annual growth will remain flat. Early bookings for the major cruise companies are down 20% to 30% from 1998 figures. It is possible that consumer confidence may have dropped due to the volatility of the stock market. On the positive side, the drastic drop in oil prices will benefit the cruise and airline companies by providing flexibility to reduce their prices if necessary. Below, we've noted some of the tourism industry issues for 1998 and beyond.

* Visitor satisfaction surveys indicate room for improvement in the wildlife viewing arena. Approximately 53% of visitors surveyed were not satisfied with their experience viewing large land mammals. In part, Alaska advertisements create great expectations in visitors' minds. However, Alaska also lacks sufficient accessible wildlife viewing areas. Denali, the state's premier wildlife viewing area, is at capacity. Other quality viewing areas cannot accommodate large visitor numbers.
* Members of the Alaska Visitors Association are establishing a new cooperative tourism marketing program using public and private funds and industry marketing leaders. The program will address the declining state tourism marketing budget and identify ways to increase private-sector contributions to improve Alaska's tourism marketing efforts.
* Another developing issue is the influx of hotel rooms in Southcentral Alaska, especially in Anchorage. By the summer of 1999, hotel capacity will increase by 1,100 rooms compared to 1997. To match prior occupancy figures, an additional 250,000 visitors per year are required. Summer occupancy is not a problem; however, we will see an increase in promoting winter activities.
* The Anchorage Convention and Visitors Bureau (ACVB) and the Anchorage Economic Development Corporation (AEDC) recognize the value that winter activities can bring to the state. For instance, snowmobiling brings an average of $1 billion to states such as Minnesota, Wisconsin and Montana. The ACVB and AEDC are working aggressively to blend winter activities into the region's tourism packages. Several long-range snowmobile touring paths are being considered (i.e. Anchorage to Talkeetna or Kenai), although trails need to be identified and easements obtained before this can become a reality. The economic necessity to fill hotel rooms may inspire everyone to work together to find solutions that will benefit residents as well as guarantee a winter economic stimulator.

(Photo of cruise ships at port.)

(Photo of snowmobile rider and mountains.)

(Captions for the above photos)
The tourism industry welcomed more than 1.4 million visitors to the state in 1998.

Recognizing the value that winter activities can bring to Alaska, tourism officials are aggressively working to blend such activities as snowmobiling into tourism packages.

1998 Financial Highlights

Ten Year Record                                                       Page 20

Financial Statements
  Consolidated Statements of Income                                   Page 22
  Consolidated Statements of Condition                                Page 23
  Consolidated Statements of Cash Flows                               Page 24
  Consolidated Statements of Comprehensive Income                     Page 25
  Consolidated Statements of Changes in Shareholders' Equity          Page 25
  Notes to Consolidated Financial Statements                          Page 25

Report of Independent Auditors                                        Page 35

Management Discussion of Analysis
  Highlights                                                          Page 36
  Net Interest Income                                                 Page 36
  Noninterest Income                                                  Page 37
  Noninterest Expense                                                 Page 37
  Investment Securities, Securities Available for Sale
    and Short-Term Investments                                        Page 38
  Liquidity and Interest Rate Sensitivity                             Page 38
  Loans and Lease Financing                                           Page 39
  Reserve for Loan Losses and Provision for Loan Losses               Page 41
  Deposits and Short-Term Borrowings                                  Page 42
  Limited Partnership Investments                                     Page 43
  Shareholders' Equity and Capital Resources                          Page 43
  Impact of Year 2000 Issue                                           Page 43

Consolidated Average Balance Sheets/Interest Income and Expense/Rates Page 44

Analysis of Changes in Net Interest Margin                            Page 45

Quarterly Financial Data                                              Page 46

Market for Common Stock                                               Page 46

                                       TEN YEAR RECORD
(For the Years Ended December 31)    (In thousands except per share amounts and statistics)
                                              1998        1997         1996        1995         1994
Operating Results
  Net interest income                     $142,985    $136,242     $130,413    $120,547     $113,471
  Provision for loan losses                  4,800       5,400        6,650      (3,100)       2,200
  Other income                              55,382      48,968       50,627      33,992       35,538
  Other expenses                           106,545     100,352      102,361      94,688       89,072
----------------------------------------------------------------------------------------------------
  Income before income taxes                87,022      79,458       72,029      62,951       57,737
  Income taxes                              31,617      28,201       25,513      21,671       20,217
----------------------------------------------------------------------------------------------------
  Net income                                55,405      51,257       46,516      41,280       37,520
  Cash dividends declared                 $ 17,764    $ 15,651     $ 15,915    $ 13,547     $ 11,953

Per Share Statistics
  Net income                                 $1.79       $1.63        $1.46       $1.30        $1.18
  Cash dividends declared                    0.575        0.50         0.50        0.43         0.38
  Stock dividends/split -
     declared percent                      4-for-1           -            -           -            -
  Book value at year-end                    $13.86      $12.85       $11.89      $10.99        $9.81

Year End Totals
  Demand deposits                       $  617,532  $  583,184   $  539,309  $  539,714   $  522,285
  Interest-bearing deposits:
    NOW                                    237,245     193,474      174,470     148,896      163,088
    Money market savings                   291,587     295,088      304,000     291,325      326,386
    Time and savings                       992,351     909,595      849,274     760,546      735,862
----------------------------------------------------------------------------------------------------
      Total Interest-bearing Deposits    1,521,183   1,398,157    1,327,744   1,200,767    1,225,336
      Total Deposits                     2,138,715   1,981,341    1,867,053   1,740,481    1,747,621

  Federal funds purchased and securities
    sold under agreement to repurchase     375,887     362,626      364,569     325,859      259,983

  Loans and lease financing              1,487,263   1,471,461    1,446,978   1,326,840    1,226,164

  Investment securities:
    U.S. government and agencies           382,748     301,178      317,145     303,304      345,319
    State and political subdivisions        20,229      11,864       15,878       9,008       20,239
    Other                                  372,186     296,420      263,450     241,089      213,174
----------------------------------------------------------------------------------------------------
      Total Investment Securities          775,163     609,462      596,473     553,401      578,732

  Securities available for sale            239,325     228,739      253,552     273,391      273,723

  Shareholders' equity account             425,645     398,881      377,403     350,320      312,772

  Total assets                          $2,975,580  $2,777,066   $2,648,484  $2,450,921   $2,344,678
----------------------------------------------------------------------------------------------------
  Other year end statistics:
    Number of shares outstanding        30,712,237   7,763,015    7,938,800   7,968,800    7,968,800
    Number of shareholders                   1,239       1,196        1,199       1,224        1,243
    Number of employees                      1,098       1,103        1,110       1,101        1,130

                            Ten Year Record-Continued
(For the Years Ended December 31)    (In thousands except per share amounts and statistics)
                                              1993        1992         1991        1990         1989
Operating Results
  Net interest income                     $112,820    $100,763      $93,739     $85,384      $73,411
  Provision for loan losses                  7,700       4,000        3,000       9,562       14,112
  Other income                              38,517      38,284       32,875      30,847       37,043
  Other expenses                            89,571      83,704       82,062      74,889       70,427
----------------------------------------------------------------------------------------------------
  Income before income taxes                54,066      51,343       41,552      31,780       25,915
  Income taxes                              18,440      17,316       13,149       6,268        3,199
----------------------------------------------------------------------------------------------------
  Net income                                35,626      34,027       28,403      25,512       22,716
  Cash dividends declared                 $ 11,953    $  6,774      $ 3,984     $ 3,984      $ 2,988

Per Share Statistics
  Net income                                 $1.12       $1.07        $0.89       $0.80        $0.71
  Cash dividends declared                     0.38        0.21         0.13        0.13         0.10
  Stock dividends/split - declared percent       -           -            -       33.33%           -
  Book value at year-end                     $9.19       $8.45        $7.59       $6.83        $6.15

Year End Totals
  Demand deposits                       $  514,667  $  468,077   $  415,584  $  444,761   $  484,177
  Interest-bearing deposits:
    NOW                                    145,057     126,481      122,376     104,106      106,310
    Money market savings                   266,949     261,134      248,852     216,284      222,601
    Time and savings                       679,474     680,578      738,178     799,251      868,287
----------------------------------------------------------------------------------------------------
      Total Interest-bearing Deposits    1,091,480   1,068,193    1,109,406   1,119,641    1,197,198
      Total Deposits                     1,606,147   1,536,270    1,524,990   1,564,402    1,681,375

  Federal funds purchased and securities
    sold under agreement to repurchase     283,665     300,335      271,625     245,660      224,005

  Loans and lease financing              1,122,570     928,999      874,118     922,505      892,634

  Investment securities:
    U.S. government and agencies           282,110     382,460      395,401     516,867      588,496
    State and political subdivisions         6,773      10,605        4,639       7,257       12,488
    Other                                  215,386     298,322      266,657     262,760      221,954
----------------------------------------------------------------------------------------------------
      Total Investment Securities          504,269     691,387      666,697     786,884      822,938

  Securities available for sale            186,209     154,514      176,341           -            -

  Shareholders' equity account             292,976     269,303      242,050     217,631      196,103

  Total assets                          $2,207,280  $2,129,965   $2,077,243  $2,063,258   $2,139,923
----------------------------------------------------------------------------------------------------
  Other year end statistics:
    Number of shares outstanding         7,968,800   7,968,800    7,968,800   7,968,800    5,976,600
    Number of shareholders                   1,279       1,826        1,332       1,351        1,352
    Number of employees                      1,202       1,137        1,138       1,132        1,146

                       CONSOLIDATED STATEMENTS OF INCOME
(For the Years Ended December 31)       (In thousands except per share amounts)
                                                     1998      1997      1996
Interest Income:
  Loans and lease financing including fees       $155,113  $149,554  $141,178
  Balances with banks                                  17        38        46
  Federal funds sold and securities purchased
    under agreement to resell                       1,848     3,868     2,265
  Investment securities including dividends:
    U.S. government                                10,245    12,267    12,339
    U.S. agencies                                  27,007    22,841    22,467
    States and political subdivisions                 706       619       422
    Other securities                               22,764    19,904    18,814
------------------------------------------------------------------------------
      Total Interest Income                       217,700   209,091   197,531

Interest Expense:
  Deposits                                         56,353    54,649    50,205
  Federal funds purchased and securities
    sold under agreement to repurchase             18,352    18,188    16,894
  Other purchased funds                                10        12        19
------------------------------------------------------------------------------
      Total Interest Expense                       74,715    72,849    67,118
------------------------------------------------------------------------------
      Net Interest Income                         142,985   136,242   130,413
Provision for loan losses                           4,800     5,400     6,650
------------------------------------------------------------------------------
      Net Interest Income after Provision
       for Loan Losses                            138,185   130,842   123,763

Other Income:
  Trust department income                           2,827     2,534     2,238
  Service charges on deposit accounts              13,221    12,496    12,292
  Loan servicing fees                               9,433     8,175     8,112
  Securities transactions                             371       345        58
  Gains on limited partnership investments          3,475     4,174     6,063
  Credit card service fees                          6,941     6,968     6,178
  Other                                            19,114    14,276    15,686
------------------------------------------------------------------------------
      Total Other Income                           55,382    48,968    50,627

Other Expense:
  Salaries                                         41,512    38,539    38,251
  Profit sharing and other employee benefits       13,135    12,644    11,427
  Net occupancy expense of bank premises            7,601     7,540     7,394
  Furniture and equipment expense                   8,975     9,113     9,267
  Other                                            35,322    32,516    36,022
------------------------------------------------------------------------------
      Total Other Expense                         106,545   100,352   102,361

Income before income taxes                         87,022    79,458    72,029
Income taxes                                       31,617    28,201    25,513
------------------------------------------------------------------------------
      Net Income                                 $ 55,405  $ 51,257  $ 46,516
==============================================================================
Net income per share                                $1.79     $1.63     $1.46
==============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CONDITION
(As of  December 31)          (In thousands except per share amounts)
                                                             1998        1997
Assets:
  Cash and due from banks                              $  153,143  $  155,849
  Interest-bearing balances with banks                        116         150
  Federal funds sold                                            -     100,000
  Investment securities:
    U.S. agencies                                         382,748     301,178
    State and political subdivisions                       20,229      11,864
    Other securities                                      372,186     296,420
------------------------------------------------------------------------------
      Total Investment Securities                         775,163     609,462
      (Market value $779,708 at December 31, 1998
       and $615,784 at December 31, 1997)
  Securities available for sale at market (Cost
    $234,854 at December 31, 1998 and $223,614
    at December 31, 1997)                                 239,325     228,739
  Loans and lease financing                             1,487,263   1,471,461
  Reserve for loan losses                                 (24,678)    (24,530)
------------------------------------------------------------------------------
      Net Loans and Lease Financing                     1,462,585   1,446,931
  Loans held for sale                                     144,735      58,304
  Net premises and equipment                               70,302      71,037
  Limited partnership investments                          71,416      50,408
  Other assets                                             58,795      56,186
------------------------------------------------------------------------------
      Total Assets                                     $2,975,580  $2,777,066
==============================================================================

Liabilities and Shareholders' Equity:
  Demand deposits                                      $  617,532  $  583,184
  Interest-bearing deposits:
    NOW                                                   237,245     193,474
    Savings                                               308,924     298,680
    Money market savings                                  291,587     295,088
    Time                                                  683,427     610,915
------------------------------------------------------------------------------
      Total Interest-Bearing Deposits                   1,521,183   1,398,157
------------------------------------------------------------------------------
      Total Deposits                                    2,138,715   1,981,341
  Federal funds purchased                                  41,315       2,761
    Securities sold under agreement to repurchase         334,572     359,865
  Other purchased funds                                       110         136
  Other liabilities                                        35,223      34,082
------------------------------------------------------------------------------
      Total Liabilities                                 2,549,935   2,378,185
------------------------------------------------------------------------------

Shareholders' Equity:         1998        1997
  Common stock par value      $2.50      $10.00            80,000      80,000
    Shares authorized    40,000,000  10,500,000
    Shares issued        32,000,000   8,000,000
  Capital surplus                                          63,095      63,000
  Retained earnings                                       307,550     269,909
  Net unrealized gains on securities
    available for sale, net of taxes                        2,634       3,049
  Treasury stock at cost (1,287,763 shares
    in 1998 and 236,985 shares in 1997)                   (27,634)    (17,077)
------------------------------------------------------------------------------
      Total Shareholders' Equity                          425,645     398,881
------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity       $2,975,580  $2,777,066
==============================================================================
  Net book value per share (based on 30,712,237 shares
    in 1998 and 31,052,060 shares in 1997 outstanding)     $13.86      $12.85
==============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the Years Ended December 31)          (In thousands)
                                                                         1998       1997        1996
Operating Activities
  Net Income                                                         $ 55,405   $ 51,257    $ 46,516
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                                           4,800      5,400       6,650
    Deferred tax expense (credit)                                       1,030      2,183      (1,893)
    Depreciation and amortization                                       8,137      7,857       8,628
    Net amortization of premium or discount on securities                (315)    (1,025)     (1,959)
    Gain on security and limited partnership transactions              (8,138)    (4,811)     (6,121)
    Loss on security and limited partnership transactions               4,292        292           -
    Gain on  loan sales                                                (1,095)      (444)     (1,140)
    Loss (gain) on sales of premises and equipment                       (377)        74        (177)
    Gains on sales of other assets                                       (322)       (10)     (3,375)
    Net decrease (increase) in loans held for sale                    (85,336)   (26,297)      2,676
    Decrease (increase) in interest receivable, prepaid
     expenses, and other assets                                        (2,100)    (2,043)      1,604
    Increase (decrease) in interest payable, accrued
     expenses, and other liabilities                                      416     (1,058)      1,144
----------------------------------------------------------------------------------------------------
      Net Cash Provided by (Used in) Operating Activities             (23,603)    31,375      52,553

Investing Activities
  Net decrease (increase) in federal funds sold and
    interest-bearing balances with other banks                        100,034    (79,917)    (18,940)
  Proceeds from maturities of securities held to maturity             253,397    149,085     126,379
  Purchases of securities held to maturity                           (419,897)  (161,202)   (166,996)
  Proceeds from maturities of securities available for sale            33,665     40,648      35,000
  Proceeds from sales of securities available for sale                  2,885     41,090      25,558
  Purchases of securities available for sale                          (46,305)   (55,344)    (43,911)
  Net increase in loans and lease financing                           (21,230)   (28,715)   (125,603)
  Proceeds from sales of premises and equipment                         1,108         53         310
  Purchases of premises and equipment                                  (7,296)    (7,348)    (15,884)
  Proceeds from sales of limited partnership investments               17,696      3,637       8,384
  Purchases of limited partnership investments                        (33,029)   (19,874)    (12,600)
  Proceeds from sales of other assets                                     762        546       6,466
  Purchases of other assets                                            (4,001)    (4,619)     (2,870)
----------------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                          (122,211)  (121,960)   (184,707)

Financing Activities
  Net increase in total deposits                                      157,374    112,868     129,500
  Net increase (decrease) in short-term borrowings                     13,235    (2,705)      37,927
  Acquisition of treasury stock                                       (12,806)   (14,772)     (1,879)
  Proceeds from sale of treasury stock                                  2,344          -           -
  Cash dividends paid                                                 (17,039)   (15,728)    (15,930)
----------------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities                       143,108     79,663     149,618
----------------------------------------------------------------------------------------------------
      Increase (decrease) in cash and cash equivalents                 (2,706)   (10,922)     17,464
Cash and cash equivalents at beginning of year                        155,849    166,771     149,307
----------------------------------------------------------------------------------------------------
      Cash and Cash Equivalents at End of Year                       $153,143   $155,849    $166,771
====================================================================================================

Total interest payments on deposits and purchased funds were $75,108,000 in 1998, $71,286,000 in 1997, and $67,303,000 in 1996. Income tax payments made during the calendar years of 1998, 1997, and 1996 were $30,381,000, $25,503,000, and $26,096,000, respectively. An adjustment for the net change in unrealized gains on securities available for sale of $(415,000), $644,000, and $(1,639,000), net of tax, has been reflected in shareholders' equity in 1998, 1997 and 1996, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(For the Years Ended December 31)          (In thousands)                   1998      1997      1996
Net income                                                               $55,405   $51,257   $46,516
Other comprehensive income, net of taxes:
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses) arising during the period             (185)      847    (1,605)
    Less: reclassification adjustment for gains included in net income       230       203        34
----------------------------------------------------------------------------------------------------
  Other comprehensive income                                                (415)      644    (1,639)
----------------------------------------------------------------------------------------------------
Comprehensive Income                                                     $54,990   $51,901   $44,877
====================================================================================================

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                             Net Unrealized   Total
                                   Common  Capital  Retained       Gains     Treasury  Shareholders'
(In thousands)                      Stock  Surplus  Earnings  on Securities   Stock       Equity
  Balance January 1, 1996         $80,000  $63,000  $203,702         $4,044   $  (426)     $350,320
    Net income                          -        -    46,516              -         -        46,516
    Cash dividend declared              -        -   (15,915)             -         -       (15,915)
    Purchase of treasury stock          -        -         -              -    (1,879)       (1,879)
    Net unrealized loss on
     securities available for sale      -        -         -         (1,639)        -        (1,639)
---------------------------------------------------------------------------------------------------
  Balance December 31, 1996        80,000   63,000   234,303          2,405    (2,305)      377,403
    Net income                          -        -    51,257              -         -        51,257
    Cash dividend declared              -        -   (15,651)             -         -       (15,651)
    Purchase of treasury stock          -        -         -              -   (14,772)      (14,772)
    Net unrealized gain on
     securities available for sale      -        -         -            644         -           644
---------------------------------------------------------------------------------------------------
  Balance December 31, 1997        80,000   63,000   269,909          3,049   (17,077)      398,881
    Net income                          -        -    55,405              -         -        55,405
    Cash dividend declared              -        -   (17,764)             -         -       (17,764)
    Purchase of treasury stock          -        -         -              -   (12,806)      (12,806)
    Sale of treasury stock              -       95         -              -     2,249         2,344
    Net unrealized loss on
     securities available for sale      -        -         -           (415)        -          (415)
---------------------------------------------------------------------------------------------------
  Balance December 31, 1998       $80,000  $63,095  $307,550         $2,634  $(27,634)     $425,645
===================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES
The National Bancorp of Alaska, Inc. is the largest bank holding company in Alaska providing a full range of financial services through its principal subsidiary, National Bank of Alaska (the Bank). National Bancorp of Alaska, Inc. and its subsidiaries (the Corporation) provide banking services to Alaskan customers from operating offices located throughout the state of Alaska and in Seattle, Washington, and also engage in trust and investment banking, mortgage banking, consumer finance, credit card and merchant processing and investments in limited partnerships.

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

SECURITIES: Investment securities are stated at cost with adjustments for amortization of premiums and accretion of discounts. Management believes the Corporation has the ability and intent to hold such securities until maturity.

Securities available for sale, which are primarily U.S. Treasury securities,are valued in the aggregate at market with unrealized gains or losses recognized as a component of comprehensive income and shareholders'equity. Although the Corporation has the ability to hold such securities until maturity, these securities may be sold in response to foreseeable events and conditions related to interest rate changes. Gains and losses from the sale of securities are computed under the specific identification method.

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

LOANS HELD FOR SALE: Loans held for sale are primarily residential mortgage and consumer auto loans and are valued in the aggregate at the lower of cost or market value.

RESERVE FOR LOAN LOSSES: Loan losses are accounted for under the reserve method. Losses and recoveries are charged or credited directly to the reserve. The provision for loan losses is charged to operating expense and is based on management's evaluation of the loan portfolio, past loan loss experience, anticipated loan losses, growth in the loan portfolio and other factors, including economic conditions that deserve consideration in estimating existing and inherent loan losses in the portfolio. For the purpose of computing income tax, the Corporation provides the maximum expense allowable under applicable income tax laws.

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

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for financial reporting purposes is computed using the straight-line method based upon the estimated useful lives of the assets, ranging from three to 40 years. Maintenance and repairs are charged to current operations, while renewals and betterments are capitalized.

OTHER REAL ESTATE OWNED: Other real estate owned comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These amounts are recorded at the lower of cost or fair value. Any write down from the cost to fair value required at the time of foreclosure is charged to the reserve for loan losses. Subsequent write downs and gains or losses recognized on the sale of these properties are included in other expense or other income.

MORTGAGE SERVICING RIGHTS: Mortgage servicing rights are recognized for purchased mortgage servicing and mortgage loans originated and sold. Mortgage servicing rights are recorded based on the relative fair values of the servicing rights and the loan without the servicing rights. Impairment of servicing rights is evaluated using fair value and recognized through a valuation allowance.

LIMITED PARTNERSHIP INVESTMENTS: Investments in limited partnerships are recorded at cost and income is recognized when realized. The Corporation's share in any limited partnership is less than 10%. Other than temporary impairments of value are recognized by a charge to income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: During June, 1998, the Financial Accounting Stardards Board (FASB) issued Statement of Financial Accounting Standards, (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." This statement standardizes the accounting for derivative instruments, including those embedded in other contracts, and hedging activities. The statement is effective for years beginning after 1999. The Corporation plans on adopting this accounting pronouncement in the year 2000. It is not expected to have a material effect on the financial statements.

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

EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year (30,942,500 in 1998, 31,376,732 in 1997, and 31,837,004 shares in 1996). Earnings per share have been restated for a stock split in 1998.

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

Investment securities: Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

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

2. RESTRICTIONS ON CASH AND DUE FROM BANKS
The Bank is required to meet statutory reserve requirements. In part, these requirements are met by maintaining balances in a noninterest-bearing account at a Federal Reserve Bank. During 1998 and 1997, the average balance in this account was $10,845,000 and $12,746,000, respectively.

3. SECURITIES
The following table shows the major components of the securities portfolio, the maturity distribution of debt securities and a comparison of book and market value.

Investment Securities
December 31, 1998                    Amortized Unrealized Unrealized    Market
(In thousands)                            Cost      Gains     Losses     Value
U.S. agencies and corporations        $382,748     $2,784     $ (19)  $385,513
State and political subdivisions        20,229        164         -     20,393
Corporate notes                         82,947        655       (72)    83,530
Mortgage and asset backed securities   262,431      1,633      (600)   263,464
Other securities                        26,808          -         -     26,808
------------------------------------------------------------------------------
    Total                             $775,163     $5,236     $(691)  $779,708
==============================================================================

Securities available for sale
December 31, 1998                    Amortized Unrealized Unrealized    Market
(In thousands)                            Cost      Gains     Losses     Value
U.S. Treasury                         $144,577     $3,818     $   -   $148,395
U.S. agencies and corporations          64,079        713        (7)    64,785
Corporate notes                          5,061         34         -      5,095
Preferred stock                         21,137        741      (828)    21,050
------------------------------------------------------------------------------
    Total                             $234,854     $5,306     $(835)  $239,325
==============================================================================

Investment Securities
December 31, 1997                    Amortized Unrealized Unrealized    Market
(In thousands)                            Cost      Gains     Losses     Value
U.S. agencies and corporations        $301,178     $3,780    $  (39)  $304,919
State and political subdivisions        11,864         57         -     11,921
Corporate notes                         90,016      1,116        (9)    91,123
Mortgage and asset backed securities   181,218      1,627      (210)   182,635
Other securities                        25,186          -         -     25,186
------------------------------------------------------------------------------
    Total                             $609,462     $6,580     $(258)  $615,784
==============================================================================
Securities available for sale
December 31, 1997                    Amortized Unrealized Unrealized    Market
(In thousands)                            Cost      Gains     Losses     Value
U.S. Treasury                         $169,203     $3,292     $   -   $172,495
U.S. agencies and corporations          30,779        201         -     30,980
Preferred stock                         23,632      1,651       (19)    25,264
------------------------------------------------------------------------------
    Total                             $223,614     $5,144     $ (19)  $228,739
==============================================================================

Maturities Distribution of Debt Securities
                                                          Securities Available
                                    Investment Securities       for Sale
December 31, 1998                    Amortized     Market  Amortized    Market
(In thousands)                            Cost      Value       Cost     Value
Due in 1 year or less                 $237,914   $238,744   $ 87,978  $ 88,670
Due after 1 year through 5 years       501,811    505,510    125,739   129,605
Due after 5 years through 10 years       8,630      8,646          -         -
------------------------------------------------------------------------------
    Total                             $748,355   $752,900   $213,717  $218,275
==============================================================================
Maturities of mortgage and asset backed securities are classified based on their anticipated repayment schedules. Actual repayments may vary due to prepayment of the underlying loans.

The Corporation pledged $524,475,000 of its U.S. Treasury and U.S. agencies and corporations securities as of December 31, 1998, to secure public deposits, trust funds, securities sold under repurchase agreements and for other purposes. In 1997, $492,783,000 of its U.S. Treasury and U.S. agencies and corporations securities and $696,000 of its state and political subdivision were pledged. The Corporation does not have a trading security portfolio.

4. LOANS AND LEASE FINANCING
The Bank grants commercial, real estate and consumer loans to customers throughout the state. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

The following table summarizes the loans and lease financing portfolio at December 31:

(In thousands)                                                 1998       1997
Commercial and industrial                                $  568,591 $  546,143
Real estate construction                                     55,047     35,120
Real estate long-term                                       477,892    492,325
Consumer installment                                        319,103    333,872
Nontaxable                                                   56,542     51,245
Lease financing                                              10,088     12,756
------------------------------------------------------------------------------
    Loans and Lease Financing                            $1,487,263 $1,471,461
==============================================================================

The carrying amount and fair value of the loan portfolio, excluding leases, consist of the following at December 31:
                                      1998                         1997
                             Carrying          Fair      Carrying         Fair
(In thousands)                 Amount         Value        Amount        Value
Commercial and industrial  $  568,591    $  570,514    $  546,143   $  548,740
Real estate construction       55,047        55,064        35,120       35,144
Real estate long-term         477,892       479,984       492,325      492,110
Consumer installment          319,103       321,542       333,872      333,517
Nontaxable                     56,542        57,290        51,245       51,182
------------------------------------------------------------------------------
    Loans                  $1,477,175    $1,484,394    $1,458,705   $1,460,693
==============================================================================
At December 31, 1998 and 1997 loans held for sale were $144,735,000 and 58,304,000, respectively. Consumer loans totaling $50,000,000 were sold in 1997 under a revolving securitization agreement. Mortgage loans sold in 1998 and 1997 totaled $546,741,000 and $249,371,000, respectively.

The amount of servicing assets recognized during 1998 was $4,009,000, and amortization was $837,000 for the year. The amount of servicing asset recognized in 1997 was $3,057,000 and amoritization was $461,000 for the year. Fair value of servicing assets is measured using net present value of future expected net servicing revenues over servicing costs. The fair value of servicing assets was $16,070,000 at December 31, 1998 and $10,586,000 at December 31, 1997. Servicing assets are stratified by interest rate in determining if a valuation allowance for impairment is required. It has been determined that a valuation allowance for impairment is not required.

5. RESERVE FOR LOAN LOSSES
The following is a reconciliation of the loan loss reserve for the years ended December 31:

(In thousands)                                      1998       1997       1996
Balance at beginning of year                     $24,530    $23,002    $21,529
Loans charged off                                (10,000)    (7,205)    (7,737)
Recoveries of loans charged off                    5,348      3,333      2,560
------------------------------------------------------------------------------
Net charge offs                                   (4,652)    (3,872)    (5,177)
Provision charged to operating expense             4,800      5,400      6,650
------------------------------------------------------------------------------
    Balance at End of Year                       $24,678    $24,530    $23,002
==============================================================================
The total investment in impaired loans was $6,582,000 and $10,039,000 at December 31, 1998 and 1997, respectively. Interest income on impaired loans is recorded on the cash basis and totaled $89,000 for 1998, $105,000 in 1997, and $54, for 1996. The Average balance of impaired loans was $9,849,000 for 1998 and $9,108,000 for 1997.

6. PREMISES AND EQUIPMENT
The following table summarizes the components of premises and equipment at December 31:

(In thousands)                                                  1998      1997
Buildings                                                    $71,249   $70,475
Land                                                          14,490    14,479
Leasehold improvements                                         5,639     5,061
Equipment, furniture and fixtures                             54,463    51,673
------------------------------------------------------------------------------
    Total Cost                                               145,841   141,688
Less accumulated depreciation                                (75,539)  (70,651)
------------------------------------------------------------------------------
    Net Book Value                                           $70,302   $71,037
==============================================================================
Depreciation expense was $7,301,049 in 1998, $7,398,000 in 1997, and $6,756,000
in 1996.

7. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Information related to the Corporation's securities sold under agreement to repurchase at December 31, 1998, is segregated below by due date and by the type of securities sold:
                                           Less
                                            Than     30-90     After
(In thousands)               Overnight   30 Days      Days   90 Days     Total
U.S. Treasury
  Carrying value             $  36,926  $  1,824  $  4,217   $13,698  $ 56,665
  Market value                  38,167     1,882     4,223    13,940    58,212
  Repurchase agreements         32,817     1,231       263     5,752    40,063
  Interest rate                   4.34%     5.14%     4.43%     4.48%     4.39%
------------------------------------------------------------------------------
U.S. agencies
  Carrying value              $258,535   $10,218  $  7,097   $27,168  $303,018
  Market value                 259,354    10,317     7,167    27,378   304,216
  Repurchase agreements        255,941     8,687     6,637    23,244   294,509
  Interest rate                   4.07%     4.80%     4.63%     4.57%     4.15%
------------------------------------------------------------------------------
Total
  Carrying value              $295,461   $12,042   $11,314   $40,866  $359,683
  Market value                 297,521    12,199    11,390    41,318   362,428
  Repurchase agreements        288,758     9,918     6,900    28,996   334,572
  Interest rate                   4.10%     4.84%     4.62%     4.55%     4.17%
==============================================================================
Carrying value and market value of the securities include accrued interest.

8. SHAREHOLDERS' EQUITY
Dividends: The Corporation declared cash dividends of $0.575 per share in 1998 and $0.50 per share in 1997.

Stock Split: On March 17, 1998, the Corporation declared a four-for-one stock split. The stock split was effective on April 27, 1998.

Regulatory Restrictions: Federal banking regulations restrict dividends declared by the Bank to current year net income combined with retained earnings from the prior two years. In 1999, the Bank may declare dividends of $10,084,000 plus 1999 net profits without receiving approval from the Comptroller of the Currency.

The Bank is also limited in making loans to affiliates, including the Corporation, unless the loans are collateralized by specific obligations.

Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific ratios of capital to assets as defined to avoid regulatory action. At December 31, 1998, the minimum Tier I, total capital and leverage ratio requirements were 4%, 8% and 3%, respectively. The Bank must also meet certain Tier I, total capital and leverage ratios to be categorized as well capitalized. As of December 31, 1998, these ratios were 6%, 10%, and 5%, respectively. The Bank was categorized as well capitalized in the most recent notification by the Comptroller of the Currency. There have been no events or conditions since that notification that management believes would change the Bank's capital category.

The risk-based capital and leverage capital ratios for the Corporation and the Bank are presented below:
                                                 1998                1997
(As of December 31)   (In thousands)       Amount    Ratio    Amount     Ratio
Total Capital
    National Bancorp of Alaska, Inc.     $447,156   19.14%  $419,382    19.73%
    National Bank of Alaska               281,279   13.05    272,020    13.60
Tier 1 Capital
    National Bancorp of Alaska, Inc.     $422,478   18.08%  $394,852    18.58%
    National Bank of Alaska               256,601   11.90    247,490    12.37
Leverage
    National Bancorp of Alaska, Inc.     $442,478   14.24%  $394,852    14.12%
    National Bank of Alaska               256,601    9.01    247,490     9.18

9. COMPREHENSIVE INCOME
Comprehensive income includes the change in unrealized gains on securities that are classified as available for sale. These gains arise from changes in interest rates. They are reported as a component of equity and not included in net income. It is management's intent to hold these securities for purposes of liquidity and asset/liability management and not for the generation of trading gains.

The following table summarizes the change in comprehensive income:
                                    Unrealized Gains   Tax Expense  Net of Tax
                                       on Securities     (Benefit)      Amount
Balance January 1, 1996                       $6,796        $2,752      $4,044
Other comprehensive income                    (2,754)       (1,115)     (1,639)
------------------------------------------------------------------------------
Balance December 31, 1996                      4,042         1,637       2,405
Other comprehensive income                     1,083           439         644
------------------------------------------------------------------------------
Balance December 31, 1997                      5,125         2,076       3,049
Other comprehensive income                      (654)         (239)       (415)
------------------------------------------------------------------------------
Balance December 31, 1998                     $4,471        $1,837      $2,634
==============================================================================

10. COMMITMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Corporation offers certain financial products to its customers, including commitments for the extension of credit, letters of credit and guarantees, which are properly not reflected in the financial statements. The exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of those instruments. The Corporation had outstanding standby letters of credit totaling $17,381,000 at December 31, 1998 and $20,305,000 at December 31, 1997. Commitments for loans and investments approximated $542,175,000 at December 31, 1998 and $444,716,000 at December 31, 1997. There are no recourse obligations regarding the servicing of loans.

Forward contracts are agreements for delayed delivery of loans at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in interest rates. Forward contracts outstanding at December 31, 1998 and 1997 were $64,123,000 and $32,340,000, respectively.

The Corporation uses the same loan credit and collateral policies in making commitments and conditional obligations as it does for other lending operations. The Corporation has a diversified loan portfolio with no concentrations of credit risk by industry deemed significant. Most of the lending activity is with customers located within the state.

The Corporation from time to time may be a defendant in legal proceedings related to the conduct of its businesses. In the opinion of management after consultation with legal counsel, the financial position, results of operations and liquidity of the Corporation will not be affected materially by the outcome of any current legal proceedings.


11. RELATED PARTY TRANSACTIONS
In the ordinary course of business, executive officers and directors of the Corporation and companies in which certain directors are principal owners, were loan customers of, and had other transactions with the Corporation and its subsidiaries. The aggregate indebtedness to the Corporation and its subsidiaries of these parties approximated $35,331,000 and $37,665,000 at December 31, 1998 and 1997, respectively. During 1998, $85,930,000 of new loans were made and repayments totaled $88,264,000. It is the policy of the Corporation and its subsidiaries that such loans be made on substantially the same terms as those prevailing at the time for comparable loans to other parties.

12. EMPLOYEE BENEFIT PLANS
The Corporation has a noncontributory, qualified profit sharing plan for its salaried employees. Contributions to the plan are based on Bank performance and approved by the Board of Directors. Contributions expensed to operations for profit sharing were $6,649,000 in 1998, $6,151,000 in 1997, and $5,582,000 in
1996. The plan provides a voluntary deferred compensation program, which permits participants to defer up to 15% of their salaries. The Corporation will provide a matching contribution of 50% of each participant's deferral, limited to 3% of the participant's total salary. The employee's deferred salary account, which is immediately vested and nonforfeitable at all times, is generally distributable in the same manner as other benefits under this plan.

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

The accumulated benefit obligation was determined using a discount rate of 7.5% in 1996, 1997 and 1998, and an assumed health care cost trend rate of 5.5% for 1996, 1997 and 1998. The actuarial and recorded liabilities, none of which are funded, and components of periodic cost for these postretirement benefits at December 31 are presented in the following table.

The effect on the present value of a one percent increase in the health care cost trend rate would result in an increase of $82,000 in the obligation and a corresponding increase of $13,000 in the 1998 aggregate service and interest components of expense.

    (In thousands)                                    1998      1997      1996
Change in Benefit Obligation:
Beginning Benefit Obligation                        $1,543   $ 2,873    $3,166
  Service Cost                                          38       116       105
  Interest Cost                                        112       211       248
  Benefits Paid                                       (102)     (121)     (133)
  Amendments                                             -    (1,536)     (513)
------------------------------------------------------------------------------
Ending Benefit Obligation                            1,591     1,543     2,873
  Unrecognized Transition
    Obligation                                        (245)     (264)   (1,929)
  Unrecognized Net
    Gain                                               891       988     1,081
------------------------------------------------------------------------------
Accrued Postretirement
    Benefit Cost                                    $2,237    $2,267    $2,025
------------------------------------------------------------------------------
Net Periodic Cost:
  Service Cost                                      $   38    $  116    $  105
  Interest Cost                                        112       211       248
  Amortization of unrecognized
    transition obligation                               19       129       129
  Amortization of net gain                             (97)      (93)      (34)
------------------------------------------------------------------------------
  Total Expense                                     $   72    $  363    $  448
------------------------------------------------------------------------------

13. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table summarizes carrying amounts and fair values of financial instruments at December 31:
                                               1998                   1997
                                      Carrying       Fair   Carrying      Fair
(In thousands)                          Amount      Value     Amount     Value
Assets
Cash and due from banks               $153,143   $153,143   $155,849  $155,849
Interest-bearing balances with banks       116        116        150       150
Federal funds sold                           -          -    100,000   100,000
Investment securities                  775,163    779,708    609,462   615,784
Securities available for sale          234,854    239,325    228,739   228,739
Loans (excluding lease financing)    1,477,175  1,484,394  1,458,705 1,460,693
Loans held for sale                    144,735    144,990     58,304    58,302

Liabilities
Demand deposits                        671,532    671,532   $583,184  $583,184
NOW                                    237,245    237,245    193,474   193,474
Savings                                308,924    308,924    298,680   298,680
Money market savings                   291,587    291,587    295,088   295,088
Time                                   683,427    686,965    610,915   611,884
Federal funds purchased                 41,315     41,315      2,761     2,761
Securities sold under agreement
  to repurchase                        334,572    334,545    359,865   359,857
Other purchased funds                      110        110        136       136

Off-Balance Sheet Assets (Liabilities)
Loan commitments and letters of credit       -      7,084          -     6,369
Forward contracts                            -        634          -       146

Methods and assumptions used to determine fair values of financial instruments are included in Note 1. Additional details on fair value of securities are included in note 3. Additional details on fair value of loans are included in note 4.

14. INCOME TAXES
The provision for income taxes, including the tax effect of securities transactions for the year ended December 31, consists of the following:

(In thousands)                                        1998      1997      1996
Current tax expense
  Federal income taxes                             $24,188   $21,299   $21,733
  State income taxes                                 6,399     4,719     5,673
------------------------------------------------------------------------------
    Total Current Tax Expense                       30,587    26,018    27,406
Deferred tax expense (credit)                        1,030     2,183    (1,893)
------------------------------------------------------------------------------
    Total Income Taxes                             $31,617   $28,201   $25,513
==============================================================================

Applicable to operating income                     $30,036   $26,344   $23,345
Applicable to securities transactions                1,581     1,857     2,168
------------------------------------------------------------------------------
    Total Income Taxes                             $31,617   $28,201   $25,513
==============================================================================

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:
                                                      1998      1997      1996
                                                   Percent   Percent   Percent
Statutory federal income tax rate                    35.0%     35.0%     35.0%
Tax-exempt interest income                           (1.5)     (2.0)     (2.2)
State income tax, net of federal tax benefit          4.7       4.0       5.1
Other                                                (2.8)     (0.4)     (2.5)
-----------------------------------------------------------------------------
    Total Effective Income Tax Rate                  35.4%     36.6%     35.4%
=============================================================================

The Corporation had net deferred tax assets of $6,309,000 at December 31, 1998, and $3,183,000 at December 31, 1997. Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

                                              1998                  1997
                                         Deferred Tax           Deferred Tax
(In thousands)                       Assets   Liabilities   Assets   Liabilities
Provision for loan losses           $10,957        $    -  $ 9,887       $     -
Alaska state taxes                    1,055             -    1,433             -
Postretirement benefits               1,040             -    1,018             -
Limited partnerships                  1,116             -      115             -
Loan servicing                          912             -    1,248             -
Depreciation and amortization             -         4,244        -         4,295
Net unrealized security gains             -         1,837        -         2,076
Leases                                    -         1,444        -         1,527
Other                                 1,140         1,444    1,068         2,408
--------------------------------------------------------------------------------
    Subtotal                         16,220         8,969   14,769        10,306
    Valuation Allowance                (942)            -   (1,280)            -
--------------------------------------------------------------------------------
    Total Deferred Taxes            $15,278        $8,969  $13,489       $10,306
==============================================================================
The Corporation has a valuation allowance of $942,000 in 1998 and $1,280,000 in 1997 against deferred tax assets. In order for the net deferred tax assets to be fully realized, it would require sufficient taxable income of the appropriate character.

15. NATIONAL BANCORP OF ALASKA, INC. (PARENT COMPANY ONLY) FINANCIAL
INFORMATION

Statements of Income
(For the Years Ended December 31)  (In thousands)     1998      1997      1996
Income:
  Dividends from National Bank of Alaska           $41,200   $43,920   $36,400
  Interest on balances with banks                    2,571     1,798     1,412
  Dividends from securities                          1,276     1,659     1,683
  Interest on loans                                  1,275     1,496     1,617
  Security transactions                                390         -         -
  Gains on limited partnership investments           3,475     4,174     6,063
  Other                                                517       331       160
------------------------------------------------------------------------------
    Total Income                                    50,704    53,378    47,335

Expenses                                             1,202       923     2,102
------------------------------------------------------------------------------
  Income before income taxes and equity in
   undistributed net income of subsidiaries         49,502    52,455    45,233
  Income taxes                                       2,486     2,416     2,225
------------------------------------------------------------------------------
                                                    47,016    50,039    43,008
  Equity in undistributed net income of subsidiaries 8,389     1,218     3,508
------------------------------------------------------------------------------
    Net Income                                     $55,405   $51,257   $46,516
==============================================================================


Statements of Condition
(As of December 31)       (In thousands)                       1998       1997
Assets:
  Interest-bearing balances with banks                      $ 51,418  $ 45,430
  Loans                                                       16,167    20,086
  Securities                                                  21,050    25,264
  Investment in subsidiaries                                 266,260   257,264
  Limited partnership investments                             71,416    50,408
  Other assets                                                 4,017     4,896
------------------------------------------------------------------------------
    Total Assets                                            $430,328  $403,348
==============================================================================

Liabilities and Shareholders' Equity:
  Dividends payable                                         $  4,607  $  3,882
  Other liabilities                                               76       585
------------------------------------------------------------------------------
    Total Liabilities                                          4,683     4,467
    Total Shareholders' Equity                               425,645   398,881
------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity              $430,328  $403,348
==============================================================================

Statements of Cash Flows
(For the Years Ended December 31)   (In thousands)    1998      1997      1996
Operating Activities
  Net Income                                       $55,405   $51,257   $46,516
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Undistributed net income from subsidiaries      (8,389)   (1,218)   (3,508)
    Gains on securities and limited
     partnership transactions                       (3,865)   (4,304)   (6,063)
    Decrease (increase) in receivables                (821)   (1,377)      780
    Increase (decrease) in other liabilities           187    (1,224)    1,079
------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities     42,517    43,134    38,804

Investing Activities
  Net increase in balances with banks               (5,988)   (3,578)   (7,340)
  Net decrease (increase) in loans                   3,920     4,191       (30)
  Investment in subsidiary                               -         -    (5,000)
  Advances to subsidiary                              (500)        -      (500)
  Proceeds from sales of assets                     20,581    11,637     8,386
  Purchases of limited partnership investments     (33,029)  (19,874)  (12,600)
  Purchases of other assets                              -    (5,000)   (3,911)
------------------------------------------------------------------------------
      Net Cash Used in Investing Activities        (15,016)  (12,624)  (20,995)

Financing Activities
  Cash dividends                                   (17,039)  (15,738)  (15,930)
  Acquisition of treasury stock                    (12,806)  (14,772)   (1,879)
  Sale of treasury stock                             2,344         -         -
------------------------------------------------------------------------------
      Net Cash Used in Financing Activities        (27,501)  (30,510)  (17,809)
------------------------------------------------------------------------------
      Increase (decrease) in cash                        -         -         -
  Cash at beginning of year                              -         -         -
------------------------------------------------------------------------------
      Cash at End of Year                         $      -  $      -  $      -
==============================================================================


16. OPERATING LEASES
The Corporation, under various noncancelable agreements, leases certain real and personal properties with terms ranging from one to 10 years. Most leases contain renewal options and some contain provisions for increased rentals under certain conditions. Future minimum payments under noncancelable operating leases with terms in excess of one year as of December 31, 1998, are as follows:

                                                                 Minimum Lease
(In thousands)                                                        Payments
  1999                                                                  $1,909
  2000                                                                   1,343
  2001                                                                     884
  2002                                                                     624
  2003                                                                     385
  Later Years                                                            3,825
------------------------------------------------------------------------------
    Total Minimum Lease Payments                                        $8,970
==============================================================================
Rental expense for all operating leases was $2,534,000, $2,430,000, and $2,891,000 for the years ended 1998, 1997 and 1996, respectively.

17. OTHER INCOME AND EXPENSE
The following tables summarize the components of other income and expense:

Other Income

(In thousands)                                        1998      1997      1996
Trust department income                           $  2,827   $ 2,534  $  2,238
Service charges on deposit accounts                 13,221    12,496    12,292
Loan servicing fees                                  9,433     8,175     8,112
Credit card service fees                             6,941     6,968     6,178
Securities transactions                                371       345        58
Gains on limited partnership investments             3,475     4,174     6,063
Net gain on sale of other real estate owned            321        10     3,375
Other                                               18,793    14,266    12,311
------------------------------------------------------------------------------
    Total Other Income                             $55,382   $48,968   $50,627
==============================================================================

Other Expense

(In thousands)                                        1998      1997      1996
Salaries                                          $ 41,512  $ 38,539  $ 38,251
Profit sharing and other employee benefits          13,135    12,644    11,427
Net occupancy expense of bank premises               7,601     7,540     7,394
Furniture and equipment expense                      8,975     9,113     9,267
Stationery/printing                                  3,013     2,836     2,785
Telecommunications                                   3,916     4,135     4,066
Computer program and processing                      6,845     6,058     5,414
Other                                               21,548    19,487    23,757
------------------------------------------------------------------------------
    Total Other Expense                           $106,545  $100,352  $102,361
==============================================================================


Report of Deloitte & Touche LLP, Independent Auditors
Board of Directors
National Bancorp of Alaska, Inc.

We have audited the accompanying consolidated statements of condition of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bancorp of Alaska, Inc., and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Anchorage, Alaska
January 22, 1999

                       MANAGEMENT DISCUSSION & ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
HIGHLIGHTS
Net income for 1998 was $55,405,000, or 8% higher than 1997 net income of $51,257,000. The increase in earnings was primarily due to an increase in net interest income to $142,985,000, or $6,743,000 over 1997. Earnings per share were $1.79 in 1998 compared to $1.63 in 1997, a 10% increase. The earnings per share to shareholders reflects a four-for-one stock split in 1998.

Return on average assets was 1.97% in 1998, compared to 1.91% in 1997. Return on average equity in 1998 was 13.38% and 13.21% in 1997. The ratio of equity to total assets at December 31, 1998, was 14.72% compared to 14.47% at the end of 1997.

The only significant factor affecting income for the fourth quarter of 1998 was $1,844,000 in limited partnership investment losses. Total gains for the year for this investment category were $3,475,000, or 17% below 1997.

During the fourth quarter of 1997, capital gains from limited partnership investments amounted to $3,560,000, with total annual gains of $4,174,000. Also during the same quarter, $2,700,000 was added to the provision for loan losses in recognition of significant growth in the portfolio.

NET INTEREST INCOME
The most significant component of the Corporation's net income is net interest income, which is the difference between interest and fee income earned on assets and interest expense on liabilities.

Net interest income on a fully taxable basis increased $6,418,000 in 1998 over the prior year. The net interest margin decreased to 5.81% in 1998, compared to 5.82% in 1997. Growth in the loan portfolio was the most significant factor behind the increase in net interest income. Commercial and real estate lending generated the largest increases, bringing loans to $1,487,263,000 and loans held for sale to $144,135,000 at December 31,1998, compared to $1,471,461,000 and $58,304,000 at December 31, 1997.

Interest rates fell during the year reducing cost of funds. Time deposit balances increased by $72,512,000 over 1997 to $683,427,000 at December 31, 1998. In 1998, demand deposits averaged $25,579,000 higher than in 1997, with year-end balances totaling $617,532,000.

In 1997, fully taxable net interest income increased $5,582,000 over 1996. The net interest margin decreased from 5.89% in 1996 to 5.82% in 1997. The increase in net interest income was a result of continued loan growth. Loans grew $24,483,000 from December 31, 1996, to $1,471,461,000 at December 31,
1997. Consumer and commercial loans continued a growth pattern from the prior year spurred by activity in the branch network. Consumer real estate and construction lending resulted in a growth in real estate loans.

Interest rates leveled off and remained stable for much of 1997, providing a small increase in the cost of interest bearing funds from 4.16% in 1996 to 4.22% in 1997. The yield of earnings assets was 8.84% in 1997, compared to 8.83% in 1996, with yields on loans increasing slightly from the prior year.

Table 1 - Analysis of Net Interest Income
(In thousands)               1998        1997       1996       1995       1994
Interest income*       $  217,700  $  209,091 $  197,531 $  189,256 $  162,607
Interest expense           74,715      72,849     67,118     68,709     49,136
------------------------------------------------------------------------------
Net interest income       142,985     136,242    130,413    120,547    113,471
Tax equivalent adjustment
  to interest income*       3,481       3,806      4,053      4,489      4,262
------------------------------------------------------------------------------
Net interest income
  (fully taxable
     equivalent)       $  146,466  $  140,048 $  134,466 $  125,036 $  117,733
Average earning assets $2,518,983  $2,408,338 $2,283,157 $2,192,711 $2,035,844
------------------------------------------------------------------------------
Net Interest Margin          5.81%       5.82%      5.89%      5.70%      5.78%
------------------------------------------------------------------------------
*Interest income includes loan fees of $11,261,000 in 1998, $7,863,000 in 1997, $7,221,000 in 1996, $6,095,000 in 1995, and $8,429,000 in 1994. The adjustment to convert nontaxable income to fully taxable equivalent basis is based on a marginal income tax rate of 41% in 1998 through 1994.

NONINTEREST INCOME
Noninterest income increased 13% from 1997 to $55,382,000 in 1998. Loan servicing fees increased by 15% to $9,433,000, reflecting high levels of mortgage lending spurred by lower interest rates. Gains on securities and limited partnership investments decreased $673,000 from 1997. Gains on other real estate owned increased by $311,000. Other income increased by 32% over 1997, to $18,793,000. Components of other income's overall increase included increases in other loan fees of $1,659,000 and increases in ATM and point-of-sale related fees of $932,000.

Noninterest income in 1997 decreased by 3%, or $1,659,000 over 1996. Gains on limited partnership investments decreased by 31% or $1,889,000, compared to 1996's levels. Gains on sales of other real estate owned also decreased by $3,365,000 compared to 1996. Other income increased by $1,955,000 over 1996, including an increase of $2,469,000 in income from low-income housing investments.

Table 2 - Analysis of Noninterest Income
                                              Increase          Increase
                                             (Decrease)        (Decrease)
(In thousands)                            1998     %      1997     %      1996
Trust department income                $ 2,827    12%  $ 2,534    13%  $ 2,238
Service charges on deposit accounts     13,221     6    12,496     2    12,292
Loan servicing fees                      9,433    15     8,175     1     8,112
Credit card service fees                 6,941     -     6,968    13     6,178
Securities transactions                    371     8       345   N/A        58
Gain on limited partnership              3,475   (17)    4,174   (31)    6,063
Net gain on sale of other real
  estate owned                             321   N/A        10   N/A     3,375
Other                                   18,793    32    14,266    16    12,311
------------------------------------------------------------------------------
    Total Noninterest Income           $55,382    13%  $48,968    (3)% $50,627
==============================================================================

NONINTEREST EXPENSE
Noninterest expense for 1998 increased $6,193,000 or 6% over 1997. Other expense increased by $2,061,000 from 1997, with lending related expenses accounting for $863,000 of the total increase. Salaries increased by $2,973,000, due mostly to increased mortgage lending activity.

In 1997, noninterest expense decreased $2,009,000 to $100,352,000 due to nonrecurring charges taken in the fourth quarter of 1996. Employee benefits increased by $1,217,000 due to an increase in the profit sharing contribution and increased medical plan expenses.

Table 3 - Analysis of Noninterest Expense
                                                Increase        Increase
                                               (Decrease)      (Decrease)
(In thousands)                            1998     %      1997     %      1996
Salaries                              $ 41,512     8% $ 38,539     1% $ 38,251
Profit sharing and other
  employee benefits                     13,135     4    12,644    11    11,427
Net occupancy expense of bank premises   7,601     1     7,540     2     7,394
Furniture and equipment expense          8,975    (2)    9,113    (2)    9,267
Stationery/printing                      3,013     6     2,836     2     2,785
Telecommunications                       3,916    (5)    4,135     2     4,066
Computer program and processing          6,845    13     6,058    12     5,414
Other                                   21,548    11    19,487   (18)   23,757
------------------------------------------------------------------------------
    Total Noninterest Expense         $106,545     6% $100,352   (2)% $102,361
==============================================================================

INVESTMENT SECURITIES, SECURITIES AVAILABLE FOR SALE AND SHORT-TERM INVESTMENTS In 1998, investment securities increased 27% or $165,701,000 from the prior year. Securities issued by U.S. Treasury, U.S. agencies, and corporations increased by $81,570,000, and mortgage and asset-backed securities increased by $81,213,000.

Mortgage and asset backed securities are collateralized with U.S. government and agency securities, residential mortgage loans or consumer loans. All are investment grade, with the majority having Aaa Moody credit rating. These securities are paid down as the underlying collateral is paid.

The Corporation prudently manages the security portfolio to provide long-term financial stability, growth and profitability. The portfolio consists of high credit quality securities, with primarily short and medium term maturities. The Corporation does not maintain a trading portfolio.

Securities which may be sold for purposes of liquidity or asset/liability management are classified as securities available for sale and carried at market value.

Securities with a cost of $234,854,000 and a market value of $239,325,000 have been classified as securities available for sale at December 31, 1998. These securities are held for long-term liquidity and, by definition, may be sold prior to maturity.

In 1997, investment securities increased by $12,989,000 to $609,462,000. U.S. government and agency securities decreased by $15,967,000, and mortgaged and asset backed securities increased by $36,480,000 from the prior year.

Table 4 - Investment Portfolio
                                                       Book Value December 31
(In thousands)                                       1998      1997       1996
U.S. Government and agencies                     $382,748  $301,178   $317,145
State and political subdivisions                   20,229    11,864     15,878
Corporate notes                                    82,947    90,016     95,082
Mortgage and asset backed securities              262,431   181,218    144,738
Other securities                                   26,808    25,186     23,630
------------------------------------------------------------------------------
    Total Investment Portfolio                   $775,163  $609,462   $596,473
==============================================================================

LIQUIDITY AND INTEREST RATE SENSITIVITY
A fundamental objective of management is to ensure that adequate liquidity is maintained to meet cash flow requirements without adverse liquidation of longer term assets. Long-term liquidity is provided from short-term maturity structure of the security portfolio and continuous receipt of loan payments from bank customers. Other sources of long-term liquidity include a substantial core deposit base and the growth of capital. The Corporation has various external sources of short-term liquidity, including federal fund lines and repurchase agreement lines for the sale and repurchase of investment securities.

Interest rate sensitivity is related to liquidity because each is affected by the maturity structure of the balance sheet and sources of funds. Interest rate sensitivity, however, is concerned with timing and magnitude of repricing assets compared to repricing liabilities in a changing interest rate environment.

The potential for earnings to be affected by changes in interest rates is inherent in a financial institution's business activities. Changing interest rates create exposures to loss, as well as opportunities for improving profitability through management of the balance sheet position.

Management monitors the asset and liability position closely. As market and business conditions change, asset and liability positions and pricing structures are adjusted to control the risks associated with interest rate movement and to generate a stable growth in net interest income. Management believes that the Corporation is reasonably well positioned for subsequent interest rate movements.

Securities Portfolio Weighted Average Yield (Fully Taxable Equivalent)

December 31, 1998                       Within 1 Year     1 - 5 Years   5 - 10 Years  Over 10 Years
(In thousands)                          Amount  Yield    Amount Yield   Amount Yield   Amount Yield

U.S. agencies                         $105,222   6.84% $277,526  6.47%       -     -        -     -
State and political subdivisions         4,140   7.45    16,089  6.91        -     -        -     -
Corporate notes                         62,712   5.97    20,235  8.00        -     -        -     -
Mortgage and asset backed securities    65,841   6.83   187,960  6.67    8,630  7.60        -     -
Other securities                             -      -         -     -        -     -   26,808  7.22
Securities available for sale           88,670   7.02   129,605  6.24        -     -   21,050  5.39

Loan Maturity and Interest Sensitivity (Selected Loans)
                                                  December 31, 1998
                                                       Maturity
                                          Within     1 - 5    Over 5
(In thousands)                            1 Year     Years     Years     Total
Commercial and industrial               $253,620  $145,834  $169,137  $568,591
Real estate construction                  36,586    18,461         -    55,047
Nontaxable                                 6,651    16,985    32,906    56,542
------------------------------------------------------------------------------
    Total Selected Loans                $296,857  $181,280  $202,043  $680,180
==============================================================================
Predetermined interest rate             $115,800  $ 76,038  $ 97,866  $289,704
Floating interest rate                   181,057   105,242   104,177   390,476
------------------------------------------------------------------------------
    Total Selected Loans                $296,857  $181,280  $202,043  $680,180
==============================================================================

Maturity Distribution of Time Deposits over $100,000 (In Thousands)
Maturity:                                                       December 31
(In thousands)                                                1998        1997
Within 3 months                                           $118,063    $123,981
3 to 6 months                                              122,569      57,048
6 to 12 months                                              38,554      33,683
Over 12 months                                              96,461      95,595
------------------------------------------------------------------------------
    Total Time Deposits over $100,000                     $375,647    $310,307
==============================================================================

LOANS AND LEASE FINANCING
One of the Corporation's most significant business activities is lending. The Bank grants commercial, real estate and consumer loans to customers throughout the state. The composition of the loan portfolio reflects the Bank's commitment to our customers, as well as an assessment of the associated risks and opportunities of meeting their credit needs. The Bank's lending policies assure that collateral lending of all types is approached conservatively and is consistent with safe and sound standards. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

Loans and leases were $1,487,263,000 at December 31, 1998, an increase of 1%, or $15,802,000 from December 31, 1997. Commercial and industrial loans increased by 4% to a total of $568,591,000. Real estate construction grew by 57% or $19,927,000 from the prior year, to a total of $55,047,000 in 1998.
Nontaxable increased by $5,297,000 and lease financing decreased by 21% to $10,088,000.

Installment loans decreased by $14,769,000 or 4% over the prior year, reflecting a revolving loan securitization program.

The Bank had no loans outstanding to foreign countries at December 31, 1998.

At December 31, 1997, loans and leases were $1,471,461,000, an increase of 2% over December 31, 1996. Installment loans decreased by $46,026,000, or 12% over the prior year, from the sale of $50,000,000 in auto loans through a revolving loan securitization. Commercial and industrial loans increased by $42,834,000 from loans generated throughout the statewide branch system. Long-term real estate loans increased by $29,367,000 from 1996 due to consumer real estate lending activity.

Nontaxable loans decreased $4,127,000 while other loan categories experienced moderate growth during the year.

Loans held for sale increased to $144,734,000 at December 31, 1998, from $58,304,000 at December 31, 1997. The increase is due to increased mortgage lending with the declining interest rate environment at the end of 1998.

Table 5 - Loans and Lease Portfolio
                                                December 31
(In thousands)               1998        1997       1996       1995       1994
Commercial and
  industrial            $  568,591 $  546,143 $  503,309 $  470,480 $  439,866
Real estate construction    55,047     35,120     34,767     24,999     21,845
Real estate long-term      477,892    492,325    462,958    423,872    415,017
Consumer installment       319,103    333,872    379,898    331,531    271,294
Nontaxable                  56,542     51,245     55,372     64,356     68,049
Lease financing             10,088     12,756     10,674     11,602     10,093
------------------------------------------------------------------------------
  Loans and Lease
   Financing            $1,487,263 $1,471,461 $1,446,978 $1,326,840 $1,226,164
==============================================================================
  Loans Held for Sale   $  144,735 $   58,304 $   31,563 $   33,099 $   19,627
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

A primary measure of the loan quality is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming assets are defined as the sum of nonaccrual loans, restructured loans, loans past due 90 days or more and other real estate owned. As shown in Table 6, the ratio of nonperforming assets to total loans and other real estate owned decreased to .68% at December 31, 1998, compared to 1.08% at December 31, 1997. Total nonperforming assets decreased $5,737,000 in 1998. The low level of nonperforming assets is a result of continued active monitoring and management of troubled credits, as well as management's emphasis on the recognition of losses as they are identified, together with a continued stable economy.

A loan is classified as nonaccrual when principal or interest is in default for 90 days or more, unless the loan is well secured and in the process of collection. Accrual of interest is discontinued for nonaccrual loans, and interest previously recorded as earned and not collected is reversed. Interest income on nonaccrual loans, which would have been recorded if these loans had been current in accordance with their original terms, was $604,000 in 1998 and $1,014,000 in 1997. Actual interest income recorded for these loans was $89,000 in 1998 and $105,000 in 1997.

Certain loans are restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the respective borrowers. Once a loan is placed in this category, it remains until the terms are no longer more favorable than those of other customers. There
were no restructured loans on December 31, 1998.   Interest income on
restructured loans, which would have been recorded under their original terms, was $9,000 in 1997. Actual interest income recorded for those loans was $6,000 in 1997. At December 31, 1998, the Bank had no commitments to lend additional funds to borrowers with restructured loans.

Table 6
                                                      December 31
(In thousands)                            1998    1997    1996    1995    1994
Nonaccrual loans
  Commercial and industrial            $ 2,153 $ 5,342 $ 1,451 $   700 $ 1,763
  Real estate construction                 166     323     166     166      63
  Real estate long-term                  4,196   4,298   3,841   1,162   1,528
  Other                                     67      76      35      45       -
------------------------------------------------------------------------------
    Total                              $ 6,582 $10,039 $ 5,493 $ 2,073 $ 3,354
------------------------------------------------------------------------------
Restructured loans
  Commercial and industrial            $     - $     - $     - $     - $     -
  Real estate construction                   -       -      85      94     102
  Real estate long-term                      -      90      95     242   1,612
------------------------------------------------------------------------------
    Total                              $     - $    90 $   180 $   336 $ 1,714
------------------------------------------------------------------------------
Accruing loans past due 90 days or more$ 3,101 $ 5,627 $ 9,945 $ 5,459 $ 5,539
------------------------------------------------------------------------------
Other real estate owned                $   486 $   150 $   326 $ 3,127 $ 4,344
------------------------------------------------------------------------------
Total nonperforming assets             $10,169 $15,906 $15,944 $10,995 $14,951
------------------------------------------------------------------------------
Nonaccrual loans as a percentage
of loans and leases at year end           0.44%   0.68%   0.38%   0.16%   0.27%

Restructured loans as a percentage
of loans and leases at year end              -%   0.01%   0.01%   0.03%   0.14%

Nonperforming assets as a percentage
of loans and leases and other real
estate owned at year end                  0.68%   1.08%   1.10%   0.83%   1.22%
------------------------------------------------------------------------------

RESERVE FOR LOAN LOSSES AND PROVISION FOR LOAN LOSSES
Although the Bank maintains sound credit policies and procedures, credits may deteriorate and are charged off as losses when identified. The reserve for loan losses is maintained to absorb anticipated losses. Management views this reserve as a source of financial strength. The reserve for loan losses was $24,678,000 at December 31, 1998. This maintains a reserve of 1.66% of outstanding loans, reflecting management's commitment to maintain an adequate reserve against anticipated losses.

The provision for loan losses charged to income was $4,800,000 in 1998, compared to provision for loan losses of $5,400,000 in 1997. Net charge offs were $4,652,000 in 1998, compared to net charge offs of $3,872,000 in 1997.

Management evaluates the adequacy of the Bank's reserve for loan losses on at least a quarterly basis. This evaluation takes into consideration current economic conditions with particular emphasis on Alaska's economy; historical loss experience; review of portfolio credit quality; and management's monthly evaluation of specific, identified nonperforming loans. Management believes the reserve for loan losses is adequate to absorb anticipated losses and intends to maintain the reserve at a prudent level.

Table 7
(In thousands)                                1998        1997         1996        1995         1994
Analysis of Reserve for Loan Losses

Balance January 1                          $24,530     $23,002      $21,529     $19,226      $17,408
Provision charged to operations              4,800       5,400        6,650      (3,100)       2,200
Recoveries on loans previously
  charged off                                5,348       3,333        2,560       9,947        2,502
Less loans charged off                     (10,000)     (7,205)      (7,737)     (4,544)      (2,884)
----------------------------------------------------------------------------------------------------
Balance December 31                        $24,678     $24,530      $23,002     $21,529      $19,226
====================================================================================================
Composition of Loan Charge Off and Recoveries
Loans Charged Off:
Commercial loans and leases                $ 4,805     $ 2,063      $ 1,867     $   954      $   265
Real estate construction                         -           -            6         113           50
Real estate long-term                          175          97        1,574         116           86
Consumer                                     3,963       4,047        3,232       2,644        1,804
Visa                                         1,057         998        1,058         717          679
----------------------------------------------------------------------------------------------------
    Total Charge Offs                       10,000       7,205        7,737       4,544        2,884
----------------------------------------------------------------------------------------------------
Recoveries:
Commercial loans and leases                  2,428         793          403       7,643          514
Real estate construction                         4         131            5          16          122
Real estate long-term                          502         364          286         657          495
Consumer                                     2,146       1,851        1,633       1,445        1,204
Visa                                           268         194          233         167          153
Nontaxable                                       -           -            -          19           14
----------------------------------------------------------------------------------------------------
    Total Recoveries                         5,348       3,333        2,560       9,947        2,502
----------------------------------------------------------------------------------------------------
    Net Charge Offs (Recoveries)           $ 4,652     $ 3,872      $ 5,177     $(5,403)      $   382
====================================================================================================
Loan and Lease Statistics
Average loans and leases                $1,487,415  $1,468,146   $1,405,194  $1,306,685   $1,202,249
Loans and leases at year end             1,487,263   1,471,461    1,446,978   1,326,840    1,226,164
Reserve for loan losses as a
percentage of:
  Average loans and leases                    1.66%       1.67%        1.64%       1.65%        1.60%
  Loans and leases at year end                1.66        1.67         1.59        1.62         1.57
Net charge offs as a percentage of:
  Average loans and leases                    0.31        0.26         0.37       (0.41)        0.03
  Loans and leases at year end                0.31        0.26         0.36       (0.41)        0.03

DEPOSITS AND SHORT-TERM BORROWINGS
Total deposits increased 8%, or $157,374,000, to $2,138,715,000 at December 31, 1998. Time deposits reflect a 12% or $72,512,000 growth at December 31, 1998. Demand deposits increased 6% or $34,348,000 over 1997. NOW and savings increased $54,015,000 or 11% compared to December 31, 1997. Money market savings decreased by 1% to $291,587,000 from the prior year.

In 1997, total deposits increased $114,288,000 or 6% from December 31, 1996. Time deposits reflect an 11% or $58,699,000, growth at December 31, 1997. Demand deposits increased 8% or $43,875,000 over 1996. Other deposit categories, including NOW, savings and money market savings increased $11,714,000 or 2% compared to December 31, 1996.

Short-term borrowings include Federal funds purchased and repurchase agreements in the amount of $375,887,000, and other borrowings of $110,000 at December 31, 1998.

Table 8 - Deposit Structure
                                    Average for Year Ended December 31
(In thousands)                 1998       1997       1996       1995       1994
Demand                   $  561,202 $  535,623 $  529,227 $  512,401 $  506,669
NOW                         200,443    175,879    156,695    150,401    151,276
Savings                     292,266    289,188    294,374    296,784    302,566
Money Market Savings        293,751    298,714    295,932    296,735    299,948
Time                        627,116    580,920    511,696    460,613    399,159
-------------------------------------------------------------------------------
    Total Deposits       $1,974,778 $1,880,324 $1,787,924 $1,716,934 $1,659,618
===============================================================================


Deposits by Type of Depositor at December 31

(In thousands)                 1998       1997       1996       1995       1994
Individuals, partner-
  ships and corporations $1,866,767 $1,794,623 $1,682,900 $1,632,547 $1,630,233
United States government      2,235      2,377      5,035      5,543      6,814
State and political
  subdivisions              251,594    165,877    164,171     86,855     90,270
Other                        18,119     18,464     14,947     15,536     20,304
-------------------------------------------------------------------------------
    Total                $2,138,715 $1,981,341 $1,867,053 $1,740,481 $1,747,621
===============================================================================
Time deposits include $100,000 in 1994 in brokered deposits assumed through bank acquisitions. The Bank did not renew maturing brokered deposits.


Table 9 - Funds Purchased
The following table provides an analysis of funds purchased:

                                                               Total
                                                         Purchased Funds
(In thousands)                                       1998       1997      1996
Balance at December 31                           $375,997   $362,762   365,467
Average for the year                              392,759    381,226   356,266
Maximum month end balance                         487,174    420,522   386,399
Average rate for the year*                           4.67%      4.77%     4.75%
Average rate at year end                             4.19       4.79      4.67

*The average interest rate is computed by dividing the respective interest expense by the average daily balance.

LIMITED PARTNERSHIP INVESTMENTS
The Corporation has a relatively large amount of capital as a percentage of assets. In an effort to improve shareholder returns, the Corporation has invested in limited partnerships with 18 investment firms, who in turn, make various equity investments. These investments provide higher returns than those available from traditional bank investments and have a higher risk associated with them. Each firm has invested from $1,000 to $5,047,000 in one to 33 individual companies. The Corporation's percentage share of any individual company does not exceed 10%.

At December 31, 1998, the Corporation had limited partnership investments totaling $71,416,000, compared to $50,408,000 at December 31, 1997. The Corporation had commitments to invest an additional $86,082,000 at December 31, 1998.

Capital gains from these investments were $3,475,000 in 1998, $4,174,000 in 1997, and $6,063,000 in 1996. Net expenses from limited partnership investments were $342,000 in 1998, $370,000 in 1997, and $545,000 in 1996.


SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES
The Corporation is a strongly-capitalized bank holding company. Shareholders' equity increased by $26,764,000 from $398,881,000 on December 31, 1997 to $425,645,000 at December 31, 1998.

The ratio of equity to total assets was 14.72% for 1998 compared to 14.47% for 1997. The Corporation's level of capitalization exceeds current and proposed regulatory guidelines. The current quarterly dividend rate is $.15 per share.


Table 10 - Analysis of Shareholders' Equity

(In thousands)                       1998     1997     1996     1995     1994
Balance January 1                $398,881 $377,403 $350,320 $312,772 $292,976
Net income                         55,405   51,257   46,516   41,280   37,520
Cash dividends declared           (17,764) (15,651) (15,915) (13,547) (11,953)
Purchase of treasury stock        (12,806) (14,772)  (1,879)       -        -
Sale of treasury stock              2,344        -        -        -        -
Net unrealized gains (losses)
  on securities                      (415)     644   (1,639)   9,815   (5,771)
-----------------------------------------------------------------------------
Balance December 31              $425,645 $398,881 $377,403 $350,320 $312,772
=============================================================================

Per Share Statistics
Net income                         $ 1.79   $ 1.63   $ 1.46   $ 1.30    $1.18
Cash dividends declared              0.57     0.50     0.50     0.43     0.38
Book value at year end             $13.86   $12.85   $11.89   $10.99    $9.81
-----------------------------------------------------------------------------
Ratios (based on average balances)
Return on assets                     1.97%    1.91%    1.83%    1.70%    1.66%
Equity to total assets              14.72    14.47    14.33    13.71    13.56
Dividend payout ratio               32.06    30.53    34.21    32.82    31.86
Return on equity                    13.38    13.21    12.78    12.41    12.25
Equity to total deposits            20.98    20.64    20.35    19.38    18.46


IMPACT OF THE YEAR 2000 ISSUE
National Bank of Alaska and all computer reliant businesses face the challenge of ensuring that critical computer systems will continue to function when the calendar year rolls over to January 1, 2000. If a computer system cannot distinguish between the year 1900 and the year 2000, system failures or other computer errors could result. The Bank recognizes the potential for failures or errors, and appreciates the dependence on computer reliability for virtually every service that the Bank provides. Addressing this issue extends beyond just bank computer systems, but includes our suppliers and major customers.

The Bank began formally addressing the year 2000 issue in 1996 with a comprehensive project plan. The plan remains dynamic and has full senior management support. It provides for a periodic review of the project's status by the Corporation's board.

The Bank's year 2000 strategy includes building awareness throughout the organization and with suppliers and major customers. The plan also includes assessing all hardware, software, network and customer impacts. The Bank relies on several third party providers for data processing. M&I Data Services operates and provides systems to process the Bank's key deposit, loan, trust, financial control, teller operation, electronic fund transfer system, and merchant credit card transactions. Alltel Information Services, Inc., provides a similar service for the Bank's mortgage loan processing, and Norwest Financial Information provides processing for our consumer loan company. All these service providers have renovated and implemented programming to correct the year 2000 problem. The Bank is scheduled to complete testing of third party software and systems by March 31, 1999.

The Bank has already retired systems that will not function in the year 2000, and installed replacement systems. The Bank intends to have all internal systems and third party provided systems year 2000 capable and operating by June 30, 1999. The costs associated with this process will not have a material impact on the Bank's financial results.

Even with extensive testing to ensure readiness, disruptions may occur from unforeseen conditions or other events outside of management's control. To prevent these disruptions from interfering with meeting customer needs, a contingency plan has been developed for each core business function. The contingency plan will be completed and tested by June 30, 1999.

CONSOLIDATED AVERAGE BALANCE SHEETS/INTEREST INCOME AND EXPENSE/RATES

Year Ended December 31                                  1998                          1997
                                                    Interest   Average             Interest  Average
                                           Average   Income/    Yield/    Average   Income/   Yield/
(In thousands)                             Balance   Expense      Cost    Balance   Expense     Cost
Assets:
  Interest-bearing balances
    with banks                          $      307  $     17     5.54% $      537  $     38    7.08%
  Federal funds sold and
    securities purchased
    under agreement to resell               30,311     1,848     6.10      73,832     3,868    5.24
---------------------------------------------------------------------------------------------------
  Securities*                              916,343    61,838     6.75     812,692    56,843    6.99
---------------------------------------------------------------------------------------------------
  Loans and lease financing*             1,572,022   157,478    10.02   1,521,277   152,148   10.00
---------------------------------------------------------------------------------------------------
      Total Earning Assets              $2,518,983  $221,181     8.78% $2,408,338  $212,897    8.84%
---------------------------------------------------------------------------------------------------
  Reserve for possible loan losses         (24,648)                       (23,225)
  Cash and due from banks                  132,093                        131,154
  Bank premises and equipment               70,646                         70,478
  Other assets                             116,474                         94,860
---------------------------------------------------------------------------------------------------
      Total Assets                      $2,813,548                     $2,681,605
===================================================================================================

Liabilities and Shareholders' Equity:
  NOW                                   $  200,443  $  5,216     2.60% $  175,879  $  4,765    2.71%
  Savings deposits                         292,266     9,237     3.16     289,188     9,352    3.23
  Money market savings                     293,751     9,082     3.09     298,714     9,518    3.19
  Time deposits                            627,116    32,818     5.23     580,920    31,014    5.34
---------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                           1,413,576    56,353     3.99   1,344,701    54,649    4.06

  Purchased funds                          392,759    18,362     4.67     381,226    18,200    4.77
---------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                        1,806,335    74,715     4.14   1,725,927    72,849    4.22
---------------------------------------------------------------------------------------------------
  Demand deposits                          561,202                        535,623
  Other liabilities                         31,791                         31,931
---------------------------------------------------------------------------------------------------
      Total Liabilities                  2,399,328                      2,293,481

  Shareholders' Equity                     414,220                        388,124
---------------------------------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity              $2,813,548                     $2,681,605
===================================================================================================
Net Interest Margin                                 $146,466     5.81%             $140,048    5.82%
===================================================================================================

The above tables are presented on a fully taxable equivalent basis assuming a 41% income tax. Income and yield on loans include loan fees. Nonaccrual loans are included in the average balance computations. Changes in net interest income that are not due to volume or rate have been allocated on a prorated basis.

*The average balances include securities available for sale and loans held for sale.

                                                              1996
Year Ended December 31                                    Interest     Average
                                              Average      Income/      Yield/
                                              Balance      Expense        Cost
(In thousands)
Assets:
  Interest-bearing balances
    with banks                             $      884     $     46        5.20%
  Federal funds sold and
    securities purchased
    under agreement to resell                  43,036        2,265        5.26
------------------------------------------------------------------------------
  Securities*                                 794,002       55,131        6.94
------------------------------------------------------------------------------
  Loans and lease financing*                1,445,235      144,142        9.97
------------------------------------------------------------------------------
      Total Earning Assets                 $2,283,157     $201,584        8.83%
------------------------------------------------------------------------------
  Reserve for possible loan losses            (21,453)
  Cash and due from banks                     128,065
  Bank premises and equipment                  68,424
  Other assets                                 80,420
------------------------------------------------------------------------------
      Total Assets                         $2,538,613
==============================================================================

Liabilities and Shareholders' Equity:
  NOW                                      $  156,695     $  4,177        2.67%
  Savings deposits                            294,374        9,599        3.26
  Money market savings                        295,932        9,830        3.32
  Time deposits                               511,696       26,599        5.20
------------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                              1,258,697       50,205        3.99

  Purchased funds                             356,266       16,913        4.75
------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                           1,614,963       67,118        4.16
------------------------------------------------------------------------------
  Demand deposits                             529,227
  Other liabilities                            30,570
------------------------------------------------------------------------------
      Total Liabilities                     2,174,760

  Shareholders' Equity                        363,853
------------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity                 $2,538,613
==============================================================================
Net Interest Margin                                       $134,466        5.89%
==============================================================================

ANALYSIS OF CHANGES IN NET INTEREST MARGIN

Year Ended December 31                            1998 vs. 1997                 1997 vs. 1996
                                            Due to    Due to     Total    Due to    Due to     Total
                                              Rate    Volume    Change      Rate    Volume    Change
(In thousands)
Assets:
  Interest-bearing balances
    with banks                             $    (7)  $  (14)   $  (21)      $ 13   $   (21)  $    (8)
  Federal funds sold and
    securities purchased
    under agreement to resell                  552   (2,572)   (2,020)       (10)    1,613     1,603
----------------------------------------------------------------------------------------------------
  Securities*                               (2,055)   7,050     4,995        407     1,305     1,712
----------------------------------------------------------------------------------------------------
  Loans and lease financing*                   247    5,083     5,330        402     7,604     8,006
----------------------------------------------------------------------------------------------------
      Total Earning Assets                 $(1,263)  $9,547    $8,284       $812   $10,501   $11,313
----------------------------------------------------------------------------------------------------
  Reserve for possible loan losses
  Cash and due from banks
  Bank premises and equipment
  Other assets
      Total Assets

Liabilities and Shareholders' Equity:
  NOW                                      $  (194)  $  645    $  451       $ 69   $   519   $   588
  Savings deposits                            (214)      99      (115)       (79)     (168)     (247)
  Money market savings                        (280)    (156)     (436)      (404)       92      (312)
  Time deposits                               (623)   2,427     1,804        735     3,680     4,415
----------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                              (1,311)   3,015     1,704        321     4,123     4,444

  Purchased funds                             (380)     542       162         55     1,232     1,287
----------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                           (1,691)   3,557     1,866        376     5,355     5,731
  Demand deposits
  Other liabilities
      Total Liabilities

  Shareholders' Equity
      Total Liabilities and
      Shareholders' Equity
====================================================================================================
Net Interest Margin                        $   428   $5,990    $6,418       $436   $ 5,146   $ 5,582
====================================================================================================

QUARTERLY FINANCIAL DATA

                                                          1998
(in thousands except per share amounts)    First    Second     Third    Fourth
  Total interest income                  $52,744   $54,164   $54,625   $56,167
  Total interest expense                  18,650    18,564    18,740    18,761
  Net interest income                     34,094    35,600    35,885    37,406
  Provision for loan losses                1,200     1,200     1,200     1,200
  Securities transactions                      -       390       (19)        -
  Limited partnership gains (losses)         368     2,585     2,366    (1,844)
  Other income                            12,040    13,450    13,419    12,627
  Other expense                           25,547    27,021    26,191    27,786
-------------------------------------------------------------------------------
  Income before taxes                     19,755    23,804    24,260    19,203
  Applicable income taxes                  7,067     8,792     8,916     6,842
-------------------------------------------------------------------------------
    Net Income                           $12,688   $15,012   $15,344   $12,361
===============================================================================
  Net Income Per Share                     $0.41     $0.48     $0.50     $0.40
===============================================================================

                                                          1997
(in thousands except per share amounts)    First    Second     Third    Fourth
  Total interest income                  $49,567   $51,860   $53,371   $54,293
  Total interest expense                  17,122    17,974    18,469    19,284
  Net interest income                     32,445    33,886    34,902    35,009
  Provision for loan losses                  900       900       900     2,700
  Securities transactions                    148       171        (5)       31
  Limited partnership gains                   68       239       307     3,560
  Other income                            10,299    11,221    11,809    11,120
  Other expense                           23,720    24,616    24,863    27,153
-------------------------------------------------------------------------------
  Income before taxes                     18,340    20,001    21,250    19,867
  Applicable income taxes                  6,338     6,999     7,726     7,138
-------------------------------------------------------------------------------
    Net Income                           $12,002   $13,002   $13,524   $12,729
===============================================================================
  Net Income Per Share                     $0.38     $0.41     $0.43     $0.41
===============================================================================

Market for Common Stock (Bid Quotations)
                                           First    Second     Third    Fourth
  1998
    High                                      38        39        32        39
    Low                                       27        30        28        30

  1997
    High                                      19        21        24        31
    Low                                       17        18        21        24
  Cash Dividend Declared
  Per Share
    1998                                   0.125      0.15      0.15      0.15
    1997                                   0.125     0.125     0.125     0.125
-------------------------------------------------------------------------------
The above schedule shows the high and low bid quotations of the Corporation's stock as reported by the National Association of Securities Dealers Automated Quotations System (NASDAQ). National Bancorp of Alaska, Inc.'s common stock is traded in the over-the-counter market. All of the above per share information has been adjusted for the 1998 stock split of four for one.

NATIONAL BANCORP OF ALASKA DIRECTORS/OFFICER
Board of Directors
(Directors are the same for the holding company and the bank.)

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

Alec W. Brindle
President, Wards Cove Packing Co., Inc., Seattle

James O. Campbell
Campbell & Campbell Apartment Rentals, Anchorage

Jeffry J. Cook
Vice President Administration, Mapco Alaska, Inc., Fairbanks

Patrick S. Cowan
Owner, Birch Ridge Golf Course, Soldotna

Sharon D. Gagnon
Board of Overseers, Harvard University, Anchorage

Roy Huhndorf
Chairman Emeritus,Cook Inlet Region, Inc., Anchorage

James H. Jansen
President and CEO,Lynden, Inc., Anchorage

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

Richard Strutz
President

George S. Suddock
Chairman, Alaska National Corp., Anchorage

Richard A. Wien
Chairman and CEO, Florcraft, Inc., Fairbanks

Sharon Wikan
Secretary-Treasurer, Hammer & Wikan, Petersburg

Directors Emeriti
Elmer E. Rasmuson, Chairman
J.A. Columbus
J.J. Conway
John A. Holmberg
Leo Rhode

Executive Committee
Donald L. Mellish, Chairman
Patrick S. Cowan
Howard R. Nugent
J. Michael Pate
Edward B. Rasmuson
Richard Strutz

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

Branch Administration
Nancy Ashwill, SVP
James Brenner, SVP
Peter Crandall, SVP
Jim Cullen, SVP
James Lund, SVP
Michael McCormack, SVP

Loan Supervision
William Granger, SVP/Loan Administration
Paul Harris, SVP/Consumer Lending
Jim C. Payne, SVP/Branch Lending

Accounting
Thomas Mason, SVP/Controller

Auditing
James Kemp, SVP/Auditor
Debra E. Shannon, VP/Auditing Manager
Rick McCrorie, VP/Compliance Officer
Debbie Dahl-Amundson, VP/Loan Review Manager

Buildings and Properties
Arvin Miller, VP/Manager

Central Customer Service
Catherine Karr, VP/Manager

Central Loan Servicing
Judith Crotty, VP/Manager

Commercial Loans
Jerry K. Weaver, SVP/Manager
Pita Jelley Benz, VP
Lawrence J. Cooper, VP
Richard Monroe, VP
Jo-Li Sellin, VP
David Swalling, VP
R. Brent Ulmer, VP
Matthew Fitzgerald, VP/Small Business Center Manager

Commercial Real Estate
Jan K. Sieberts, SVP/Manager
Jan Hood, VP
Earl Carson, VP

Commercial Credit Services
James Brinker, VP
Gerard Diemer, VP
Linda Lester, VP
Rick Owen, VP
William Phelan, VP

Community Development
Janie Leask, VP/Manager

Consumer Loans
Sharon Engle, VP/Manager
Joyce Haney, VP

Consumer Special Credit Services
Bev Gunson, VP/Manager

Corporate Relations
Benjamin A. Barrera, VP/Manager
Margaret Richmond, VP

Electronic Services
John Hoyt, VP/Manager
Anne Habza, VP
Judith Panke, VP
Takao Tsukada, VP

Escrow Services
Jackie Zuspan, AVP/Manager

Fairbanks Loans
Bart LeBon, VP
Michael A. Smith, VP

Human Resources
Catherine Richter, VP/Manager

Investments
Mary Wladkowski, VP/Manager

Investment Services
JoEllen Weatherholt, VP/Manager

Marketing
Cathleen J. Keyes, SVP/Manager
Jeri L. Walters, VP

Mortgage Loan Production
Judy Kemplen, SVP/Manager
Michelle Carufel, VP
Lorna Gleason, VP

Mortgage Loans - Fairbanks
Jim Matherly, AVP/Manager

Mortgage Loans - Kenai Peninsula
Aaron Swanson, AC/Manager

Mortgage Loans - Ketchikan
Gwennyth Byrd, VP

Mortgage Loans - Southeast
Karen King, VP/Manager

Mortgage Loan Servicing
Amber Hutchens, VP/Manager

NBA Leasing Corporation
Pita Jelley Benz, VP/Manager

NBA International Banking Corporation
Seung Choi, VP/Manager

Operations
Anna Rice, SVP
Patricia Shipley, VP/Cashier and Manager
Louise Bourcier, VP
Vivian Cloud, VP
Debra Scheele, VP
JoAnn Shore, VP

Residential Construction
James McCormack, VP/Manager

Trust
Roderick R. Shipley, SVP/Manager
Sharyn Andel, VP
David Dobbs, VP
Robert Whittenberg, VP
Michael Walton, VP

Anchorage Branches

Commercial Branch
Meri Stewart, AVP/Manager

Dimond Branch
Donald Cochrane, AVP/Manager

Dimond Mall Branch
Chris Toomer, AVP/Manager

Eagle River Branch
Pam Sievers, VP/Manager

5th Avenue Mall Branch
Darby Hobson, AVP/Manager

Fifth Avenue Branch
Judy L. Ferguson, VP/Manager

510 L Street Branch
(Under jurisdiction of 5th Avenue Mall Branch)

Frontier Branch
(Under jurisdiction of Russian Jack Branch)

Huffman Branch
Mary Webb, VP/Manager

Main Branch
Daniel Keyes, VP/Manager

Midtown Wal-Mart Branch
Scott Schafer, AC/Manager

Minnesota-Benson Branch
Jennifer McClure, AVP/Manager

Northway Mall Branch
Judy Butchart, AC/Manager

Russian Jack Branch
Nancy Gillies, VP/Manager

Sand Lake Branch
Linda Winters, VP/Manager

Sears Mall Branch
Jill Kerich, AVP/Manager

Spenard Branch
Amelia Penrose, AVP/Manager

Mat-Su Valley Branches

Palmer Branch
Deborah Retherford, AVP/Manager

Cottonwood Creek Branch, Wasilla
Eileen Lyse, AC/Manager

Wasilla Branch
Annette Olejniczak, VP/Manager

Wasilla Wal-Mart Branch
Tracey Faulkner, AC/Manager

Fairbanks Branches

Bentley Mall Branch
Jami Spears, AC/Manager

College Branch
William J. Green, VP/Business Development
Vicki Kennebec, AVP/Manager

Cushman Branch
Deborah Kimmell, AVP/Manager

Gaffney Branch
Charles Hardy, AC/Manager

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

Lemon Creek Branch, Juneau
Gaylene Flannagan, AC/Manager

Metlakatla Branch
Charlene M. Brendible, AC/Manager

Petersburg Branch
Pierre Kaptanian, AVP/Manager

Prince of Wales Branch
Sean Riggan, AC/Manager

Seattle Branch
Frederick S. Richard, SVP (Retired 1/99)
James Cullen, SVP

Shoreline Branch, Ketchikan
Linda Hoefer, AC/Manager

Sitka Branch
Gregory West, AVP/Manager

       Inside Back Cover

Skagway Branch
Anthony Alvarado, AC/Manager

Tongass Branch, Ketchikan
Greg Deal, AC/Manager

Wrangell Branch
James Culley, AC/Manager

Other Statewide Branches

Barrow Branch
Wes Osowski, AVP/Manager

Bethel Branch
Mark Renner, AVP/Manager

Cordova Branch
Jon K. Stavig, AVP/Manager

Delta Junction Branch
Dave Durham, AC/Manager

Dillingham Branch
Julie Woodworth, VP/Manager

Glennallen Branch
Daryl Lowe, AC/Manager

King Salmon Branch
Charles Munk, AVP/Manager

Kotzebue Branch
Jo Oxentenko, AVP/Manager

Kodiak Branch
Darren Franz, VP/Manager

Mill Bay Branch, Kodiak
Laura Ash, AVP/Manager

Nome Branch
Scot Henderson, AVP/Manager

Valdez Branch
Jacquelyn K. Robb, AVP/Manager

Community Agents
Carrie Davis, Kake
Arlene Gundersen, Sand Point
Jennifer Hausmann, Galena
Zoe Ivanoff, Unalakleet
Bay Johnson, St. Mary's

Northland Credit
James Carter, General Manager

Northland Mortgage Company
Lynn Berry, President

Advisory Boards
Terry S. Kipp, Chairman

Barrow
Ronald Brower, Forrest "Deano" Olemann, Nate Olemann, Cora Sakeagak

Bethel
Cindy Andrecheck, Christopher R. Cooke, Michael Langlie, Robert Nick (Nunapitchuk), Gene Peltola

Cordova
Richard Borer, Bill Fisher, Bill Webber, John Wilson

Delta
Adrian Frederick, Lawrence Gilbertson, Scott Miller, Loretta Schooley

Dillingham
Robert Kallstrom, Robert Nanalook (Togiak), Harvey Samuelson, Sally Smith, Henry Strub

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

King Salmon
Dan O'Hara (Naknek), Dave Lax, Dennis Niedermeyer, Faye Yoas

Kodiak
Ben Ardinger, Alvin Burch, Peter Ramaglia, Edward Randolph, Dick Rohrer, Pete Squartsoff (Port Lions)

Kotzebue
Levi Cleveland (Shungnak), Marie Greene, Ron Hogan, Doug Neal, Roswell
Schaeffer

Nome
Dave Cunningham (Unalakleet), Charles Fagerstrom, Mary Knodel, Wiley Scott, James Stimpfle

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

Soldotna
Irving Carlisle, Roger Covey (Ninilchik), Pat Cowan, Darell Jelsma, Jan Stenga

Valdez
Mary Jo Evans, Lyle Von Bargen, Ann Derifield

Wasilla
Gordon Akelstad, Ernie Brannon, Charles Bruno, Dale Conover, Howard Nugent, Jim Reaves

Wrangell
Barbara Angerman, Leonard Campbell, Olaf Hansen, Bill Privett and Frank Warfel

       Back Cover
National Bancorp of Alaska, Inc.
Anchorage, Alaska 99510-0600
(907) 522-8888
www.nationalbankofalaska.com

Annual Shareholders' Meeting
Tuesday, March 16, 1999, 10:00 a.m.
National Bank of Alaska
301 W. Northern Lights Blvd.
Anchorage, Alaska 99503

Transfer Agent & Registrar
National Bank of Alaska

Auditors
Deloitte & Touche LLP

NASDAQ Symbol
NBAK

Form 10-K Annual Report
Copies of National Bancorp of Alaska, Inc.'s
1998 Annual Report to the Securities and Exchange Commission, Form 10-K, are available upon request from: Controller, National Bank of Alaska, P.O. Box 100600, Anchorage, Alaska 99510-0600

National Bancorp of Alaska