Form 10-K, Exhibit 13
period 1999-12-31
NATIONAL BANCORP OF ALASKA INC
filed 2000-03-24
CIK 705356

1999 Annual Report
National Bancorp of Alaska, Inc.

        Cover

                              1999 Annual Report
                          National Bancorp of Alaska
                                Relationships

(Photo of man and woman with salmon being prepared for canning process) (Photo of NBA employee helping in the community at Kids Kitchen)
(Photo of parent and child enjoying a toboggan ride)

        Inside Cover

(Photo of couple with child running in field of lupine flowers with mountains in the background)

Enhancing and Building Strong Relationships

National Bank of Alaska first opened its doors for business in 1916 in the small town of Skagway, Alaska. We've come a long way since then, with more than 50 branches throughout Alaska and the largest asset base of any financial institution in the state. We've also expanded to include a full-service branch in Seattle, Washington.

We have undergone many changes during the decades, but the one key element in the bank's success has been the relationships we've established along the way. National Bank of Alaska prides itself on a tradition of strong long-term relationships with its customers, employees and the communities in which we serve.

We have always been committed to providing our customers financial products and services that help them operate more efficiently and enhance their personal and business lives. Our employees, now topping 1,300, share this vision and are dedicated to remaining the premier financial services provider in

Alaska in 2000 and beyond as we transition to become part of Wells Fargo & Company. There will be many positive changes that accompany this transition during the next two years. Our primary goal is to continue providing the same great management, the same great people and the same commitment to you, our shareholders and customers.

Please join us as we review the highlights of 1999. You will find many examples throughout this report of the partnerships we've developed throughout the years and how these relationships have helped to make National Bank of Alaska what it is today.

Contents
2   Letter to Our Shareholders, Customers and Friends

4   Alaska Industry Reviews
    4  Construction
    5  Fishing
    7  Forest Products
    8  Government
    9  International Trade
   11  Mining
   12  Petroleum
   13  Support Industries
   15  Tourism

16  Puget Sound Industry Review

18  Financial Highlights

49  Officer and Board Member Listings

To Our Customer, Shareholders and Friends:

As we begin a new century, we hope you will join us in celebrating the many accomplishments of National Bancorp of Alaska's past and in looking forward to the exciting opportunities ahead. It has been an eventful year for us and 2000 promises more of the same. We would like to take a few moments to share some highlights with you.

We are pleased to report that net income for the year ending December 31, 1999, was $62.1 million, compared to $55.4 million for 1998. The earnings per share for the year were $2.05, up 14.5% compared to $1.79 for 1998.

We continue to benefit from a relatively stable Alaskan economy. (For a complete overview of each of these industries, please refer to the industry review pages.) We had solid deposit and loan growth in 1999, as well as significant gains from a diverse portfolio of limited partnership investments.

Throughout the bank, we continued to focus on being Alaska's premier financial services company. We demonstrated our commitment to delivering value and convenience to our customers by introducing image statements, Internet banking and a new insurance subsidiary. We successfully made it to the year 2000 without incident and are happy to report all systems are up and running. Throughout our annual report, you will find highlights of other important events and activities.

Of course, the news that dominated 1999 was our decision to merge with Wells Fargo & Company. During the past few years, National Bank of Alaska has considered the possibility of partnering with another financial institution. After long and careful analysis, we found the right investor and partner. In December, we announced our intent to merge with Wells Fargo & Company and on January 12, 2000 we signed a definitive agreement.

At this time, the agreement to merge is still subject to regulatory approval and shareholder approval. At the appropriate time, we will call a shareholders' meeting to consider the merger proposal and any other matters that may be necessary. We anticipate that the proposed merger will be completed in the second quarter of 2000.

We believe that Wells Fargo is the ideal partner for us as we prepare for the challenges and opportunities of the new century. The new Wells Fargo has developed a nationwide reputation for its customer and community focus, innovative technology, diversity of businesses and financial strength. They are truly a national bank with a local touch. By partnering with Wells Fargo, we will be able to offer customers more convenience and a broader array of services.

(Photo of President Richard Strutz and Chairman of the Board Ed Rasmuson) (Caption for above photo)
Richard Strutz, President (left) and Edward Rasmuson, Chairman of the Board

Over time NBA will assume the identity and brand of Wells Fargo. We anticipate that this will take place during the next two years. In the meantime, it will be "business as usual" at NBA. We want to reinforce that we remain committed to
Alaska:

* Loan decisions will continue to be made in Alaska. Like NBA, Wells Fargo believes that loan decisions are best made by individuals that live and work in the communities they serve.
* Our customers will continue to do business with the same people, with the same emphasis on local decision-making. Like NBA, Wells Fargo values the talents of their employees and has a company-wide objective of delivering a positive customer experience every time.
* We will not reduce our corporate donations to the state and contribution decisions will continue to be made locally. Wells Fargo encourages our employees' participation within the communities that we serve as well as the corporate giving for which we are known.

We hope that in the long run you will agree that this decision will not only be in your best interests, but in the best interest of the communities of Alaska. We look forward to providing our customers throughout the state with the same personalized service they have come to expect.

We are proud of the many accomplishments throughout the bank and thank our employees who have made them possible. We know that the coming year will bring challenges and changes, as well as opportunities. We are sure that the bank will enjoy further success in the new millennium as an even greater financial institution.

We look forward to 2000 and, as always, we thank you, our shareholders and customers, for your ongoing support.

Sincerely,

/s/Edward B. Rasmuson
Edward B. Rasmuson, Chairman of the Board

/s/Richard Strutz
Richard Strutz, President

(Four Graphs)
(See below table of items represented in graphs)

(In thousands except per share statistics)
                          1995       1996        1997       1998       1999
Total Assets           $2,450,921  $2,648,484 $2,777,066 $2,975,580 $3,053,505
Shareholders' Equity      350,320     377,403    398,881    425,645    451,372
Net Income                 41,280      46,516     51,257     55,405     62,109
Net Income Per Share         1.30        1.46       1.63       1.79       2.05

(Side captions to above graphs

                                                              1-Year    5-Year
                                1999       1998       1995    Change    Change
Total Assets              $3,053,505 $2,975,580 $2,450,921      2.6%     24.6%
Shareholders' Equity         451,372    425,645    350,320      6.0%     28.9%
Net Income                    62,109     55,405     41,280     12.1%     50.5%
Net Income Per Share            2.05       1.79       1.30     14.5%     57.7%

Construction Becomes More Stable
By Jim McCormack, Vice President

In the 1990s, Alaska's economy grew more stable and diverse compared to past cyclical swings -- and construction followed that trend. In 1999, consolidation and downsizing in the oil industry were offset by gains in tourism and air cargo. And, Alaska's importance as a strategic military location shows signs of increased spending for construction in the years ahead. Total construction employment in Alaska was 17,100 in August 1999, compared to 17,000 in 1998 and more than 30,000 at the peak of the pipeline construction.

Federal Government
* With $2 billion in recently completed and planned projects, the Army Corp of Engineers estimates they are the third largest engine of growth in the economy (after the oil industry and state government). Spending in 1999 for both military and civilian projects was $269 million.
* $70 million is currently earmarked for environmental cleanup of military sites polluted during World War II and the early part of the Cold War.
* $45 million was recently spent upgrading Clear Air Force Station's radar to a digital early warning system that may one day be part of the proposed National Missile Defense System.
* The Corp awarded a $10-million contract to dredge St. Paul Harbor and create three submerged breakwaters as the first phase of a $21-million upgrade.

State Government
* The Department of Transportation and Public Facilities funded $358 million in FY1999.
* The $14.8-million Alaska Native Heritage Center was completed in May. This showcase of Native culture will employ more than 120 people. It was partially funded with $3 million from the private sector.
* The $18-million Minnesota Drive/International Airport Road interchange was 95% complete by October.
*  Construction began on the $18-million State Courthouse in downtown Fairbanks.
* A $10-million, two-season reconstruction of 15 miles of the Sterling Highway began.

Local Communities
* The $4.3-million Challenger Learning Center, geared to students in grades 1 through 12, was started in Kenai. It will be the 49th center in the nation when it opens in April 2000.
* Officials broke ground on the 60,000-square-foot Municipality of Anchorage One-Stop Permit and Development Center which is funded by NBA.
* The $6.1-million Anchorage Mountain View Community Center was completed in April.

Private Sector
* Hotel construction is winding down this year in Anchorage with the completion of the 350-room, 20-story Marriott Hotel; the 112-room Hawthorne Suites Hotel; the 148-unit NANA/Marriott Residence Inn financed by NBA; and the 78-room Holiday Inn Express.
* Other hotel projects around the state include the 100-room Talkeetna Lodge owned by Cook Inlet Regional Native Corporation and Princess Tours' 76-room expansion of its three-year-old Mt. McKinley Princess Wilderness Lodge (bringing the total number of rooms to 238).
* Two Office Depot stores opened this fall in Anchorage; and the $32-million Wasilla Fred Meyer opened its doors in the state's fastest growing region, breaking the retail chain's sales records.
* A $10-million Anchorage Port to airport fuel pipeline was completed this summer, crossing 3.5 miles of mud flats from the small boat harbor to Point Woronzof.
* Residential building permits for 1999 were: 781 in Anchorage, 146 in Fairbanks, 102 in Juneau and 46 in Ketchikan.

(Photo of two men shoveling concrete at the construction site, with framed structure in the background.)
(Caption for above photo)
One of many construction projects throughout Alaska in 1999, the $6.5-million Ketchikan Indian Corporation Health Clinic is scheduled to be completed in April 2000.

(Photo of two men and one woman with salmon being prepared for processing) (Caption to above photo)
Tonka Seafood owners Wendel Gilbert and Shari Otness visit with Petersburg Branch Manager, Pierre Kaptanian, while preparing salmon for the canning process.

Commercial Fishing Faces New Challenges
By Jim Brenner, Senior Vice President and
Rich Monroe, Vice President

Alaska, overall, enjoys the healthiest of the major commercial fisheries in the world. Still, the fishing industry will continue to face challenges in the form of unpredictable biological cycles, commodity prices and political/regulatory issues. Commercial fishing continues to be the state's largest private sector employer. Some highlights of the fishing year follow:

* The 1999 statewide salmon harvest of more than 212 million fish was the second largest on record. Pink salmon, a lower-value fish used mostly for canning, comprised almost 68% of the statewide catch. The sockeye salmon catch in Bristol Bay was less than average at 25 million fish, but well above the 1997 and 1998 harvests of 12 million and 10 million fish respectively. Prices for sockeye, typically a higher-value product mainly destined for export to Japan, have in some years suffered because of quality issues resulting from insufficient capacity to process the run during the very short season, as well as the gain in marketshare achieved by the farmed salmon producers.
* The Alaska pollock quota was reduced from 1998 and less product is coming from Russia. Roe prices were up substantially and fillets slightly. Surimi prices were flat.
* Fishermen and processors enjoyed a strong opilio crab season, both in terms of price and harvest. However, the 2000 quota has been sharply reduced and a 2001 opilio season is questionable. King crab prices were very strong due to increased demand and reduced Russian supply.
* Traditional supply levels of cod from the North Atlantic have not rebounded. Consequently, Alaska fishermen have enjoyed strong prices throughout the year, a trend that is expected to carry into 2000.
* Halibut prices held firm and increased throughout the year on a slightly higher quota than in 1998.

Regulatory Developments
* The American Fisheries Act (AFA) enacted in 1999 has significantly changed how Bering Sea groundfish is harvested. In exchange for an increase in the harvest that must be processed on-shore, the off-shore sector was permitted to form co-ops. This provided agreed-upon quotas for the participants and a more efficient fishery. In order to "Americanize" this fishery, AFA also required 75% American ownership of any vessel participating in the fishery, which has necessitated the pending sale of American Seafood Company, the largest single entity participating in this fishery.
* The endangered listing of the steller sea lion under the Endangered Species Act continues to pose uncertainty for the trawl industry. The scientific understanding for the decline is limited.
* All federal groundfish and crab fisheries in both the Gulf of Alaska and the Bering Sea / Aleutian Islands will become restricted access fisheries in 2000. Under the License Limitation Program (LLP), only those fishermen with specific fishing history in these fisheries will be permitted to continue to participate.
* In 1999, the federal government took control of fish and game management in federal waterways and lands located in Alaska. It is unknown what impact, if any, this will have on the commercial fishing industry.

(Sidebar)
Reaching Out to All Alaskans
* NBA is the largest bank in Alaska with a network of 54 branches in 29 communities and more than 130 ATMs.

* Our community agent program allows us to provide financial education and assistance with banking services to people living in five small rural villages from Kake to Unalakleet.

* NBA participates in outreach efforts for minorities, women and under-served groups seeking information about business opportunities. For example, each year NBA sponsors a Rural Small Business Conference that is attended by more than 140 Alaskan business owners.

* NBA has been a major sponsor of the Alaska Federation of Natives Convention for many years.

(Full page photo of two men outside at lumber yard with logs in the background.) (Caption of the photo)
Joe Everhart, Ketchikan Branch Manager, and Frank Age of Pacific Log and Lumber discuss current trends in the forest products industry.

(Photo of heavy equipment outside moving logs to shredder.)
(Caption for above photo)
Southeast Alaska timber is chipped for export to Canada.

Forest Products Industry is Upbeat and Working Hard
By John Scoblic, Vice President

The reduced demand from Pacific Rim countries for Alaska timber and timber products continues. There also has been no positive move by the U.S. Forest Service to increase economical timber sales. Despite these trends, the timber industry is upbeat and working hard to preserve a viable industry and Alaskan jobs. Here are some 1999 highlights:
* An ongoing lawsuit filed by the Alaska Forest Association and Southeast Alaska communities challenging the Tongass Land Management Plan continues to have positive momentum. The suit seeks to reverse aspects of the plan that were added by the government without required public comment. The goal is to increase timber available for harvest.
* The sale of Ketchikan Pulp Company assets in Ketchikan to a group known as Gateway Forest Products is complete. Gateway will continue to operate the Ketchikan sawmill and is building a veneer plant which they hope will begin producing veneer for market in August 2000.
* Southeast sawmills continue to operate despite challenges. Demand remains good for their product; Pacific Northwest markets continue to value Alaska lumber products as do Pacific Rim buyers, and product is still being moved to those markets.
* The forecast of timber available for sale from the State of Alaska Mental Health Trust and University of Alaska lands is much higher than that available from Federal land -- an opportunity not lost on the industry. The challenge will be to perform some primary manufacturing of that wood in Alaska rather than continuing to export round logs.
* The spruce bark beetle infestation has almost run its course through Southcentral Alaska. Only a few years of marketable wood remains.
* Alaska Spruce Products, Inc., owned by Gates Construction, is in full operation south of Ninilchik and is currently supplying kiln-dried lumber to The Home Depot and Arctic Builders Supply in Anchorage, and Spenard Builders Supply in Homer. Gates Construction has also purchased the Homer chip facility formerly owned by Circle DE Pacific and is now fully integrated, controlling the timber it has purchased from logging to market.
* Interior forest activity is slow although lumber is being produced for local consumption.

(Sidebar)
Enhancing Business Relationships

* NBA has in-house industry experts on staff to better serve the various business segments among our customer base.

* NBA was ranked the top small business-friendly microlender in Alaska by the U.S. Small Business Administration with 3,809 microloans (loans of $100,000 or less) valued at $51.74 million given between June 1997 and June 1998.

* NBA has 14 school-business partnerships in Anchorage where specific branches partner with a school. These partnership agreements include offering tours of the branches, teaching "Basic Banking" seminars, and displaying student artwork in branch lobbies.

Gap Between Government Spending and Revenue Widens
By Pete Crandall, Senior Vice President

The September advisory vote on using a portion of the Alaska Permanent Fund income for government services was overwhelmingly rejected by voters and left lawmakers and the executive branch with tough decisions on how to fill the gap between government spending and revenue. The $2.2-billion state operating budget was projected to have a shortfall of $1.1 billion, but higher-than-anticipated oil prices brought the FY2000 shortfall to about $630 million.

With the Alaska Permanent Fund earnings off the table as a source of revenue, lawmakers have the options of cutting government spending, raising taxes or continuing to draw down on the $2.2-billion Constitutional Budget Reserve Account. Along with the FY2000 operating budget, lawmakers enacted a $98.5-million maintenance level capital budget that was slightly higher than FY1999. With the defeat of one financial plan for dealing with the state's budget dilemma, Alaskans are again postponing long range solutions to fill the gap between state revenues and spending. Some of the major contributors to the government sector are:

Alaska Permanent Fund Corporation
* The fund ended the final year of the decade with a balance of $26.4 billion and investment earnings more than double state oil revenues.
* The fund earned $2.5 billion in realized net income, an increase of $1.4 billion in value to Alaskans after dividend payments -- which topped $1 billion in 1999.
* National Bank of Alaska accepted more than 83,000 electronically-deposited dividends totaling $146 million.

Alaska Housing Finance Corporation (AHFC)
* With assets of more than $4.4 billion, the self-supporting, non-stock, public housing corporation provided $503 million for 3,889 Alaskans to purchase homes in 1999, an increase of 19%.
* The corporation contributed more than $41 million to the State of Alaska treasury and funded nearly $30 million of state capital projects during the year.
* In partnership with National Bank of Alaska and other lenders, AHFC funded a record 874 rural housing loans totaling $128.6 million during the year.
* NBA was again the largest seller/servicer of AHFC home loans with more than 14,000 loans totaling $1.4 billion.

Alaska Industrial Development and Export Authority (AIDEA)
* The state-established lending authority with assets of $1.2 billion earned more than $37 million in 1999.
* AIDEA issued $100 million of project bonds in 1999 to purchase the Snettisham Hydro Electric Project in Southeast Alaska and provided $50 million for the construction and purchase of the Alaska Seafood Center in Anchorage.
* In FY1999, AIDEA made 879 loans to Alaskan businesses totaling more than $235 million.
* NBA led all other lenders in using the loan participation program, with 106 loans totaling $93.7 million, and in dollars funded under the agency's guaranteed loan program, with $1.8 million in loans.

Federal Government Spending
* In what was described as the most significant appropriations bill enacted for Alaska since the days of the 1964 earthquake, Alaskans were the recipients of more than $60 million in federal appropriations in 1999. This money was spread from the North Slope's $1 million for gas-to-liquid research to $22 million for Southeast Alaska communities hit hard by the economic downturn in the timber industry.

(Photo of capital building in Juneau on sunny day with flowers in foreground.) (Caption for above photo)
The state's lawmakers and the executive branch face tough decisions on how to fill the gap between government spending and revenue.

(Photo of construction workers at work near overpass at Anchorage International Airport.)
( Caption for above photo)
Construction at the Anchorage International Airport continued in 1999, as part of the $350-million "Gateway Alaska" capital improvements plan. Anchorage's air transportation revenues are seven times the national average.

International Trade On The Rise
By Seung Choi, Vice President

Alaska's major commodities exports for the first nine months of 1999 were 26% higher in value than the same period in 1998. The increase is the result of renewed demand for Alaskan products such as fish, mineral fuel, oil and forest products from our major trading partners, Japan and Korea, and the steady appreciation of their currencies from the deep devaluation during that time. During the past several years, exports have remained fairly steady except for 1998 when the "Asian flu" hit our major export market. The total export value during the first nine months of 1999 was $1.95 billion -- almost at the level of pre-Asian flu years. The total Alaska export volume in 1999 is expected to be about $2.7 billion.

Seafood continues to be the top export commodity, accounting for 43% of Alaska exports. During the first nine months of 1999, Alaska companies exported $842 million of seafood, up more than 50% compared to the same period in 1998. A strong salmon harvest, along with the economic recovery of Asian countries, contributed to the increase. Crude oil and other mineral fuel exports increased by 31%, reaching $492 million due to substantial increases in demand from Japan and Korea. Mineral ores, slag and ash exports dropped by 3% from $248 million to $241 million. Forest product exports jumped 39%, from $121 million to $169 million.

Japan continues to be Alaska's top export destination with more than 55.3% of Alaska's total exports. Exports to Japan increased by 57%, to $1.08 billion, during the first nine months of 1999.

South Korea remained Alaska's second biggest export market with $341 million, or 17.5%, of Alaska's exports. Alaska's exports to South Korea were up 43% compared to the first nine months of 1998. Canada ranked third with $100 million, or 5.1% of Alaska's exports (a decrease of 28% compared to 1998, due to substantial reduction in export of metallic ores). Belgium was the fourth largest market, taking $92 million. Imports of Alaska goods were up 63% from the previous year due to increased export of mineral ores to the country. China and Taiwan scored fifth and sixth largest, with $84 million and $46 million respectively. Alaska's exports to these two countries declined by about 25% due to the decrease in crude oil export.

As the Asian economy picks up, demand for Alaskan products will continue this upward trend. Japan is technically out of a recession and we expect the Japanese economy will expand slightly in 2000. In 1999, we saw the economies of many other Asian countries recover from the bottom and we expect that these economies will continue to expand in 2000. Our exports to those regions should remain stable in 2000.

(Pie Chart Caption) Alaska's Exports by Country (In millions, for first nine months of 1999.)
(Pie Chart of Alaska's Exports, See below table of figures and labels represented in pie chart.)

Japan               $1,079    55.3%
South Korea           $341    17.5%
Canada                $100     5.1%
Belgium                $92     4.7%
China                  $84     4.3%
Taiwan                 $46     2.4%
Other Countries       $209    10.7%

(Sidebar)
Taking a Global Perspective

* NBA was the first financial institution in Alaska, and one of few in the nation, to be approved as a "Confirming Bank" by the European Bank for Reconstruction and Development (EBRD) for their Trade Facilitation Program. Under this program, EBRD will issue guarantees in favor of NBA, to cover up to 100% of obligations of Russian banks accepted into the program.

* NBA was the first U.S. bank approved for a loan guarantee program through the "Development Credit Authority" to assist in making loans to U.S. companies involved in the Russian Far East sector.

* NBA is also approved to participate in U.S. Error! Bookmark not defined.EX-IM Bank programs, helping companies obtain pre-export working capital to procure products for export, and provide post-export protection to U.S. exporters for risk due to either commercial or political reasons. The EX-IM Bank also supports U.S. environmental exporters with insurance, loans and guarantees.

(Full-page photo of Lai Leng Tan serving food at kitchen counter to two kids, with kitchen workers in the background.)
(Caption for photo)
NBA employees are involved in community activities throughout the state. Here, Lai Leng Tan, a Central Customer Service Representative, helps out at Elgin Jones' Kids Kitchen in the Mt. View area of Anchorage.

(Diagram depicts state of Alaska and part of Canada, with Tintina Gold Belt highlighted in pink.)
(Caption for diagram)
The Tintina Gold Belt spans the Interior of Alaska and part of Canada. It includes precious metal deposits such as Pogo, Donlin Creek and Fort Knox.

Outlook for Mining Guardedly Optimistic
By James L. Cloud, Executive Vice President

The value of Alaskan metal and coal produced reached nearly $1.1 billion in 1999, the second highest level ever. This is largely due to increased zinc and lead production at the Red Dog mine and higher zinc prices throughout much of the year.

Exploration expenditures backed off to about $48 million during 1999 as lower gold prices continued to lead to reduced investment by mining companies. Nevertheless, strong investment in exploration continued on promising prospects such as Pogo, near Delta Junction, and Red Dog, near Kotzebue. Development spending for expansion of existing mines and for construction of new projects was just $26 million. The lower development spending is largely because the Red Dog Production Rate Increase project was completed and Pogo has not yet received a go-ahead for mine development.

Drilling to determine mine feasibility continues at Pogo and Donlin Creek near Flat, Alaska. Pogo, held by Sumitomo Metal Mining Company and Teck Exploration, is the brightest gold property prospect since Fort Knox. Teck has identified more than 5.2 million ounces of gold in the Pogo deposit. All of these precious metal deposits are located along the Tintina Gold Belt.

While gold prices firmed with the announcement of a more rational plan for sale of gold bullion held by European central banks, the price needs to improve further for smaller mining firms to resume mining and exploration. Lower gold prices and improving economies in East Asia have led to improved demand for fabrication.

Most mine production in 1999 centered around four mines: the Red Dog zinc mine, the Greens Creek silver mine, the Fort Knox gold mine and Usibelli Coal Mine. Red Dog, owned by Cominco, Ltd. and NANA Regional Corporation, is the largest zinc producer in the world with 10% of the world's mine production and 75% of the zinc mined in the United States. Greens Creek is the largest producer of silver in the United States and also produces zinc, lead and gold.

The outlook for the mining industry in Alaska is guardedly optimistic. Low gold prices limit investment in exploration to only very large deposits with good grades. The more remote the prospect, the richer it needs to be to attract continued interest from miners and investors. Zinc demand continues to be strong for industrial and medical uses worldwide. Zinc producers in Alaska continue to work to lower production costs and improve productivity and efficiency.

Alaska continues to be a friendly place to develop mines with the enormous private land holdings of Alaska Natives and the State of Alaska-owned lands open for mining. Only the federal lands are off limits to mining. The new century is likely to see an increase in mining employment and investment in Alaska that will improve the lives of Alaskans throughout the state, making available our precious, strategic and industrial metals to people around the world.

Economic Value of
the Alaska Mining Industry

(In millions)       `95       `96       `97       `98       Est. `99
--------------------------------------------------------------------
Exploration         $34       $45       $58       $56       $48
Development         $149      $394      $168      $52       $26
Production          $537      $590      $936      $920      $1,014
--------------------------------------------------------------------
Total               $720      $1,029    $1,162    $1,028    $1,088
                    Source: State of Alaska, Division of Mining
Year-Round
Equivalents        `95       `96       `97       `98        `99
--------------------------------------------------------------------
Employment          3,406     3,737     3,862     3,900     3,700

(Sidebar)
Giving Back to the Community

* NBA has a strong tradition of support for community needs throughout the state. For the past three years, our partnerships with non-profit organizations have averaged more than $1.5 million per year.

* NBA was awarded its third consecutive "outstanding" rating by federal examiners for its efforts in meeting the credit needs of low- and moderate-income people and communities under the Community Reinvestment Act (CRA).

* NBA matches $.50 for each $1.00 employee contribution to the United Way. Through employee fundraising efforts and this matching program, we committed more than $100,000 in 1999 to United Way agencies in Anchorage, Fairbanks, Mat-Su, Kenai Peninsula, Southeast, Valdez and Seattle.

* NBA contributes to scholarship funds at each of Alaska's universities, including Alaska Pacific University, Sheldon Jackson College and the University of Alaska Anchorage, Fairbanks and Southeast.

Petroleum Industry Sees Big Changes
By Pita Jelley Benz, Vice President

When the year started, oil prices were at historic lows with major adverse impact on activity and employment in the oil industry in Alaska and worldwide. In April, before the prices rebounded, BP-Amoco and ARCO announced a planned $27-billion merger. At year-end, the deal was still awaiting approval from the Federal Trade Commission. The proposed merger added a high level of uncertainty to the oil patch, leading to minimal exploration and development activities despite a fourth-quarter swing to prices in excess of $24 per barrel for Alaska North Slope crude. BP-Amoco and the State of Alaska reached an agreement covering the state's conditions for supporting the merger that calls for BP-Amoco to divest itself of some of its oil interests on the North Slope, as well as provisions for environmental clean-up, charitable contributions and a commitment to make sufficient North Slope gas available for sale to support qualified gas development projects.

In other merger news, Exxon completed its merger with Mobil in December 1999. One condition of the regulatory approval requires Mobil to sell its 3% interests in the TransAlaska Pipeline System.

In a milestone for the oilfield support industry, nine modules destined for the Alpine field were shipped to the North Slope during the summer. These are the first large-scale production modules fabricated in Alaska for use on the North Slope. Work on the Alpine field is one of two key projects on tap for the winter 1999/2000 season; the field is estimated to contain 429 million barrels of recoverable oil.

The other major center of winter activity will be the Northstar project. Work is scheduled to build the drilling and production island and pipelines from the offshore field to onshore facilities. Modules for Northstar are being fabricated in Alaska and are scheduled to be sealifted to the project in the summers of 2000 and 2001.

Discovery of two new satellite fields was also announced in 1999. The Aurora field, northwest of Deadhorse, has approximately 20 million to 30 million barrels of recoverable oil. The Fiord field is the first satellite of the new Alpine field.

Leasing resumed in the National Petroleum Reserve-Alaska in May 1999. High bids in excess of $104 million were received on 133 tracts covering 867,450 acres. The federal government and the State of Alaska will share the proceeds of the sale on a 50/50 basis.

There was a renewed focus on the vast North Slope natural gas reserves in 1999. Several groups are working to design commercially feasible projects and technologies. ARCO, BP-Amoco and EXXON all have projects in various stages of development. Voters in the North Slope Borough, the Fairbanks Northstar Borough and Valdez approved formation of a port authority to pursue construction of a gas pipeline from the North Slope and a liquefaction plant in Valdez to convert the gas to liquefied form for commercial sale.

In Cook Inlet, installation of Forcenergy's new Osprey Platform, originally planned for 1999, was delayed a year due to the parent company's financial problems.

(Photo large-scale module on barge)
(Caption for above photo)
Large-scale modules are transported to the North Slope field by barge from the Port of Anchorage.

(Photo of customer and retail cashier)
(Caption for above photo)
The labor market in service sectors such as retail is expected to remain tight in 2000, with fewer job seekers coming to Alaska.

Service Industry Leads Growth
By Margaret Richmond, Vice President

Uncertainty surrounding the oil industry trickled into Alaska's business sectors this year. Overall job growth was slower than expected at approximately 0.8%. As it has throughout the decade, the service industry continues to lead growth at just under 2%, with the retail, healthcare, telecommunications and air cargo transportation sectors being the driving forces.

The labor market is expected to remain tight next year. Fewer job seekers are coming to Alaska due to a healthy national economy and there is more migration from Alaska than into it. The outlook for 2000 is diminishing growth with expectations around 0.5%. Current and planned developments include:

Service Sector
* The Holiday Inn Express, NANA-Marriott Residence Inn and Hawthorne Inn opened in Anchorage. Expect to see three times the growth next year with completion of the 370-room Columbia Sussex Inn. Anchorage residents also welcomed two new national restaurant chains, Benihana's and Applebee's.
* Healthcare expanded with increased ancillary services and medical facilities. Providence Hospital completed phase 1 of its 3-phase master site facility plan and will break ground on its $45-million ER/surgical rooms and medical office building in April 2000. Alaska Regional budgeted $27 million to renovate existing facilities and is building new medical offices. Alaska Native Tribal Health Consortium is gradually privatizing, with about 150 jobs transferred from the government sector.
* The professional services of engineers, architects and accountants flourished through construction. Data processing and computer services were healthy in anticipation of the year 2000.

Retail Trade Sector
* Clothing retail is changing in Anchorage with the opening of three Gap stores, a Banana Republic and an Old Navy, along with the closing of 10 Jay Jacobs stores.
* Pier 1 opened a store this fall and Office Depot has two new locations in Anchorage.
The Carrs/Safeway merger concluded with six former Safeway locations purchased by Northwest Retail Ventures, dba Alaska Marketplace.
* Wal-Mart is building a new location in Eagle River and expanding its Wasilla store in 2000.

Transportation/Communication
* With Asia rebounding economically, the transportation industry showed double-digit growth. A U.S./Chinese agreement in early 1999 allowed expansion of air service to China with 12 new cargo flights in 1999 and 10 more available in April 2000.
* During the next decade, a 6% annual growth rate is predicted for international cargo in the North Pacific Corridor. Anchorage air transportation revenues are seven times the national average.
* The Alaska Railroad is enhancing its infrastructure and adding services with the infusion of $65.5 million from the federal government.
* The Anchorage International Airport continues its $350-million "Gateway Alaska" capital improvements plan.
* William/Lynx completed five of eight hangars for their transcargo facility. More private sector development is expected, including a new cargo facility south of the Anchorage International Airport.
* The communications industry continues to be dynamic and competitive, with more growth expected. Privatization of ATU by Alaska Communications Systems was completed in early 1999. Recent regulatory decisions for rural exemptions will open new phone markets.

(Sidebar)
Helping People Achieve Their Financial Goals

NBA provides the most comprehensive product offering of any financial institution in Alaska. We strive to provide customers with convenient financial solutions. We deliver services when, how and where our customers want them:

* NBA's Central Customer Service staff is available seven days a week, 8 a.m. to 8 p.m.

* Our Loan by Phone area provides personal loans six days a week, offering customers the opportunity to close their loan at any convenient branch

* NBA's Home Loan by Phone area extended its hours and added additional staff. Customers are also able to view information about their existing mortgage loan via the Internet.

* Our PC Banking and new Internet Banking services provide 24-hour access to account information and services.

(Full-page photo of Elena Shawbeck with branch in the background.)
(Caption for photo)
Elena Shawback, Cottonwood Creek Branch, was the top seller in our three-month long summer sales contest. She and four other personal bankers enjoyed a trip to Disneyland for their efforts.

(Photo of NANA-Marriott Residence Inn building in wintertime with sun shining.) (Caption for above photo)
The NANA-Marriott Residence Inn is one of many new hotels built in Anchorage in 1999. The number of Anchorage-area hotel rooms has doubled during the last four years.

Challenges Lie Ahead for Alaska Tourism
By Ben Barrera, Vice President

Alaska, as a travel destination, continues to face stiff competition from other exotic world destinations. For that reason and a variety of others, total 1999 visitor numbers were about the same as in 1998 (1.35 million) -- the first flat year this decade. Additionally, although the first two months of the season were active for independent small tourism businesses, unseasonably wet and cold weather caused a lot of cancellations from the Panhandle to the Kenai Peninsula, bringing the numbers and profits down for that part of the state.

Fortunately, the bad news ends there. Pre-2000 sales are up for the industry as a whole and indicators show a 3% to 5% growth for 2000 is within reach.

Industry Challenges For The Next Decade
* The organization of a new tourism marketing entity, the Alaska Tourism Industry Association (ATIA), will combine marketing efforts of the Alaska Tourism Marketing Council and the State's Division of Tourism. ATIA will receive less state funding with its primary focus being to increase the industry's contribution to marketing Alaska tourism.
* The Chugach National Forest's new management plan is expected to have many impacts on the Prince William Sound region and its diverse interests including timber, eco-tourism, cruise lines, hunters, fishermen and boaters. In addition, the new road access to Whittier will bring more visitors to this area than ever before and increase the potential for new tourism opportunities in the area.
* Deferred maintenance in the Alaska State Parks must be addressed to guarantee a better experience for visitors. The possible passage of Rep. Don Young's Conservation Reinvestment Act would bring approximately $19 million to Alaska for parks and wildlife viewing facilities which would be a welcome sight for the industry.
* The doubling in Anchorage-area hotel room capacity in the last four years will mean increased competition in the years ahead and hopefully welcome changes to visitors in availability and pricing.
* Winter tourism in Alaska remains a challenge, however, the Southcentral region, with the increase of hotel rooms, new lodges and the possibility of a new convention center in Anchorage, is making great strides to increase business during this off-season.
* Continued interest in tourism by Native Corporations around the state, as major owners of Alaska property, will continue to be a positive influence for the development of Alaska as a recreational area destination.

(Sidebar)
Connecting with Employees

* NBA is the seventh largest private employer in Alaska with more than 1,300 employees.

* Employees are our #1 resource and we are dedicated to a strong retention program. Our employees have an average tenure of six years, well above the industry norm.

* In order to keep our outlying branches connected, a managers' meeting is held annually in Anchorage to discuss the bank's strategies and coordinate efforts for the year.

* We continue to focus on sales and training among branch employees. This year, we sent five of our top sellers to Disneyland after a three-month long sales contest.

Puget Sound Economy Experiences Slower Growth
By James Cullen, Senior Vice President

There are no more important and enduring economic linkages in the United States than those between Alaska and Washington's Puget Sound Region. The Puget Sound connection is a unique feature and special strength for Alaska. The region offers diversification of markets and economies of scale to Alaskan businesses, serving as an efficient provider of the goods and services needed to support Alaska's development.

Washington's economy is slowing from the growth rates of the past three years, but still remains among the healthier economies in the United States. Puget Sound is the focal point of the state of Washington's economy. While the best of times for the region may be over, the area is far from the worst of times, as shown below:

* Following a rise of 1.9% in 1999, Puget Sound employment is expected to increase 1.3% in 2000 and 1.5% in 2001 (growth rates more similar to the 1.2% average experienced from 1990 to 1995 than the 4.2% pace between 1995 to 1998).
* Regional unemployment, at 3.5% in 1999, was up slightly from the prior year, but remains very low from a historical perspective.
* Current personal income growth is expected to slow from 6.8% in 1999 to 5.5% in 2000 and 5.3% in 2001.
*  The local inflation rate will remain between 2.5% and 3%.
* Puget Sound population growth, which topped out at 1.9% in 1998, is expected to average 1.2% during the next two years, contributing to weaker housing activity. Slowing population growth is a result of a reduced net migration to the region due to a lower rate of job creation.
* The region's retail sales are forecast to increase 3.2% in 2000 and 3.6% in 2001 following gains of 8.7% and 6.5% in 1998 and 1999 respectively.
* Overlaid on these statistics are the economic uncertainties Washington has experienced in recent months. Competitive challenges and a worldwide downturn in orders in the aerospace industry have resulted in Boeing's Washington employment dropping from 101,400 in 1998 to 82,400 at a similar time in 1999. In addition, last November's ruling that Microsoft has a monopoly in personal computer operating systems is causing a stir. And, the approval of Initiative 695 by state voters lowered car license

(Photo of three men standing in front of TOTE ship docked at Tacoma terminal.) (Caption for the above photo)
Totem Ocean Trailer Express (TOTE) is one of many businesses linking Alaska and the Northwest. Below, TOTE's Richard Griffith gives NBA's Jim Cullen (left) and Tim Antilla (right) a tour of TOTE's Tacoma terminal.

(Photo of the exterior of Seattle branch with customer at ATM.)
(Caption for the above photo)
In 1999, National Bank of Alaska converted its Seattle loan production office into a full-service, ground-floor branch in downtown Seattle, with a commercial banking center located on the 15th floor.

fees to $30, thus reducing tax collections by more than $1 billion every two years and resulting in a potential loss of up to 70,000 jobs statewide.
* The Washington state economy is highly dependent on international trade. One-in-every-four (25%) jobs depend on international trade. While the population of the state represents 2% of the United States, it ranks fourth nationally in exports and first in exports per capita. Seven of Washington's top 10 trading partners are in the Pacific Rim. Despite the economic slump in Asia, Seattle-area exports in 1998 were a record $34 billion, earning Seattle the distinction of being the nation's top exporting metropolitan area ahead of Detroit, New York and San Jose.
* Sea-Tac air freight was up 9.5% and air passenger volume increased 7.6% in 1999, however marine freight was down 16%.
* Pending housing sales in the Puget Sound area dipped slightly below 5,000 per month in late 1999, however, assessed values rose 6.9% with taxes increasing 7.6% to $5 billion (60% from increasing values and 40% from new construction). In King County, the median single family house price increased 12.3% to $242,250, whereas the broader region median price was $185,000, up 4.2%.
* While the Puget Sound region remains highly influenced by its principal employer, the aerospace industry, the economy continues to diversify and grow in many ways. Compared to other parts of the nation, the Puget Sound region has a lot going for it: a reputation as a good place to live and start or expand a business; a sizable high technology sector centered around software and biotechnology; significant education and research institutions; airports and harbor facilities that serve the world; and a strategic location on the Pacific Rim. As such, while the region's growth has slowed from the peaks of recent years, it still holds outstanding opportunities for growth and diversification for National Bank of Alaska and its customer base.

(Sidebar)
Providing the Total Financial Package

* NBA is dedicated to the well-being of people in the communities we serve... delivering value, convenience and a customer experience that helps customers reach financial goals for a lifetime.

* We provide more flexibility than ever with our new Internet Banking. Customers can now go on-line at www.nbak.com to view account history and transfer money between their NBA accounts.

* In addition to traditional banking products, NBA provides a full range of investment and retirement options through our Investment Services and Trust departments.

* National Bank of Alaska Insurance Services, a newly formed subsidiary in 1999, provides customers with all types of property and casualty insurance with a focus on individuals and small business clients.

(Photo of couple with child running in field of lupine flowers with mountains in the background.

Financial Highlights

CONTENTS
20  Ten Year Record
22  Financial Statements
    22  Consolidated Statements of Income
    23  Consolidated Statements of Condition
    24  Consolidated Statements of Cash Flows
    25  Consolidated Statements of Comprehensive Income
    25  Consolidated Statements of Changes in Shareholders' Equity
    26  Notes to Consolidated Financial Statements
37  Report of Independent Auditors
38  Management Discussion and Analysis
    38  Highlights
    38  Net Interest Income
    39  Noninterest Income
    39  Noninterest Expense
    40  Investment Securities, Securities Available for Sale and
        Short-Term Investments
    40  Liquidity and Interest Rate Sensitivity
    41  Loans and Lease Financing
    43  Reserve for Loan Losses and Provision for Loan Losses
    44  Deposits and Short-Term Borrowings
    45  Limited Partnership Investments
    45  Shareholders' Equity and Capital Resources
    45  Impact of the Year 2000 Issue
46 Consolidated Average Balance Sheets/ Interest Income and Expense/Rates 47 Analysis of Changes in Net Interest Margin
48  Quarterly Financial Data
48  Market for Common Stock

                                 TEN YEAR RECORD
(For the Years Ended December 31)          (In thousands except per share amounts and statistics)
                                              1999        1998         1997        1996         1995
Operating Results
  Net interest income                   $  145,471  $  142,985   $  136,242  $  130,413   $  120,547
  Provision for loan losses                  4,950       4,800        5,400       6,650       (3,100)
  Noninterest income                        70,465      55,382       48,968      50,627       33,992
  Noninterest expenses                     113,388     106,545      100,352     102,361       94,688
----------------------------------------------------------------------------------------------------
  Income before income taxes                97,598      87,022       79,458      72,029       62,951
  Income taxes                              35,489      31,617       28,201      25,513       21,671
----------------------------------------------------------------------------------------------------
  Net income                                62,109      55,405       51,257      46,516       41,280
  Cash dividends declared               $   18,162  $   17,764   $   15,651  $   15,915   $   13,547

Per Share Statistics
  Net income                                $ 2.05      $ 1.79       $ 1.63      $ 1.46       $ 1.30
  Cash dividends declared                     0.60       0.575         0.50        0.50         0.43
  Stock dividends/split -
    declared percent                             -     4-for-1            -           -            -
  Book value at year-end                    $14.93      $13.86       $12.85      $11.89       $10.99

Year End Totals
  Demand deposits                       $  605,620  $  617,532   $  583,184  $  539,309   $  539,714
  Interest-bearing deposits:
    NOW                                    236,252     237,245      193,474     174,470      148,896
    Money market savings                   321,749     291,587      295,088     304,000      291,325
    Time and savings                       994,196     992,351      909,595     849,274      760,546
----------------------------------------------------------------------------------------------------
      Total Interest-bearing deposits    1,552,197   1,521,183    1,398,157   1,327,744    1,200,767
      Total Deposits                     2,157,817   2,138,715    1,981,341   1,867,053    1,740,481

  Federal funds purchased and securities
    sold under agreement to repurchase     405,788     375,887      362,626     364,569      325,859

  Loans and lease financing              1,656,562   1,487,263    1,471,461   1,446,978    1,326,840

  Securities held to maturity and
   other securities:
    U.S. government and agencies           376,652     382,748      301,178     317,145      303,304
    State and political subdivisions        22,558      20,229       11,864      15,878        9,008
    Other                                  306,681     372,186      296,420     263,450      241,089
----------------------------------------------------------------------------------------------------
      Total Investment Securities          705,891     775,163      609,462     596,473      553,401

  Securities available for sale            258,159     239,325      228,739     253,552      273,391

  Shareholders' equity account             451,372     425,645      398,881     377,403      350,320

  Total assets                          $3,053,505  $2,975,580   $2,777,066  $2,648,484   $2,450,921
----------------------------------------------------------------------------------------------------
  Other year end statistics:
    Number of shares outstanding        30,224,177  30,712,237    7,763,015   7,938,800    7,968,800
    Number of shareholders                   1,229       1,239        1,196       1,199        1,224
    Number of employees (full-time
      equivalents)                           1,218       1,153        1,160       1,162        1,149

                            TEN YEAR RECORD-Continued
(For the Years Ended December 31             (In thousands except per share amounts and statistics)
                                              1994        1993         1992        1991         1990
Operating Results
  Net interest income                     $113,471    $112,820     $100,763     $93,739      $85,384
  Provision for loan losses                  2,200       7,700        4,000       3,000        9,562
  Noninterest income                        35,538      38,517       38,284      32,875       30,847
  Noninterest expenses                      89,072      89,571       83,704      82,062       74,889
----------------------------------------------------------------------------------------------------
  Income before income taxes                57,737      54,066       51,343      41,552       31,780
  Income taxes                              20,217      18,440       17,316      13,149        6,268
----------------------------------------------------------------------------------------------------
  Net income                                37,520      35,626       34,027      28,403       25,512
  Cash dividends declared                 $ 11,953    $ 11,953     $  6,774     $ 3,984      $ 3,984

Per Share Statistics
  Net income                                 $1.18       $1.12        $1.07       $0.89        $0.80
  Cash dividends declared                     0.38        0.38         0.21        0.13         0.13
  Stock dividends/split -
    declared percent                             -           -            -           -       33.33%
  Book value at year-end                     $9.81       $9.19        $8.45       $7.59        $6.83

Year End Totals
  Demand deposits                       $  522,285  $  514,667   $  468,077  $  415,584   $  444,761
  Interest-bearing deposits:
    NOW                                    163,088     145,057      126,481     122,376      104,106
    Money market savings                   326,386     266,949      261,134     248,852      216,284
    Time and savings                       735,862     679,474      680,578     738,178      799,251
----------------------------------------------------------------------------------------------------
      Total Interest-bearing deposits    1,225,336   1,091,480    1,068,193   1,109,406    1,119,641
      Total Deposits                     1,747,621   1,606,147    1,536,270   1,524,990    1,564,402

  Federal funds purchased and securities
    sold under agreement to repurchase     259,983     283,665      300,335     271,625      245,660

  Loans and lease financing              1,226,164   1,122,570      928,999     874,118      922,505

  Securities held to maturity and
   other securities:
    U.S. government and agencies           345,319     282,110      382,460     395,401      516,867
    State and political subdivisions        20,239       6,773       10,605       4,639        7,257
    Other                                  213,174     215,386      298,322     266,657      262,760
----------------------------------------------------------------------------------------------------
      Total Investment Securities          578,732     504,269      691,387     666,697      786,884

  Securities available for sale            273,723     186,209      154,514     176,341            -

  Shareholders' equity account             312,772     292,976      269,303     242,050      217,631

  Total assets                          $2,344,678  $2,207,280   $2,129,965  $2,077,243   $2,063,258
----------------------------------------------------------------------------------------------------
  Other year end statistics:
    Number of shares outstanding         7,968,800   7,968,800    7,968,800   7,968,800    7,968,800
    Number of shareholders                   1,243       1,279        1,826       1,332        1,351
    Number of employees (full-time
     equivalents)                            1,176       1,256        1,178       1,173        1,167

                       CONSOLIDATED STATEMENTS OF INCOME

(For the Years Ended December 31)      (In thousands except per share amounts)
                                                    1999       1998       1997
Interest Income:
  Loans and lease financing including fees      $153,722   $155,113   $149,554
  Balances with banks                                  6         17         38
  Federal funds sold and securities purchased
    under agreement to resell                      2,426      1,848      3,868
  Investment securities including dividends:
    U.S. government                                8,648     10,245     12,267
    U.S. agencies                                 27,396     27,007     22,841
    States and political subdivisions                811        706        619
    Other securities                              24,337     22,764     19,904
------------------------------------------------------------------------------
      Total Interest Income                      217,346    217,700    209,091

Interest Expense:
  Deposits                                        54,749     56,353     54,649
  Federal funds purchased and securities
    sold under agreement to repurchase            17,119     18,352     18,188
  Other purchased funds                                7         10         12
------------------------------------------------------------------------------
      Total Interest Expense                      71,875     74,715     72,849
------------------------------------------------------------------------------
      Net Interest Income                        145,471    142,985    136,242
Provision for loan losses                          4,950      4,800      5,400
------------------------------------------------------------------------------
      Net Interest Income after Provision
        for Loan Losses                          140,521    138,185    130,842

Noninterest Income:
  Trust department income                          2,959      2,827      2,534
  Service charges on deposit accounts             13,843     13,221     12,496
  Loan servicing fees                             10,430      9,433      8,175
  Securities transactions                           (490)       371        345
  Net gains on limited partnership investments    15,182      3,475      4,174
  Credit card service fees                         8,740      6,941      6,968
  Other                                           19,801     19,114     14,276
------------------------------------------------------------------------------
      Total Noninterest Income                    70,465     55,382     48,968

Noninterest Expense:
  Salaries                                        43,274     41,512     38,539
  Profit sharing and other employee benefits      15,191     13,135     12,644
  Net occupancy expense of bank premises           8,041      7,601      7,540
  Furniture and equipment expense                  8,399      8,975      9,113
  Other                                           38,483     35,322     32,516
------------------------------------------------------------------------------
      Total Noninterest Expense                  113,388    106,545    100,352

Income before income taxes                        97,598     87,022     79,458
Income taxes                                      35,489     31,617     28,201
------------------------------------------------------------------------------
      Net Income                                $ 62,109  $  55,405  $  51,257
==============================================================================
Net income per share                               $2.05      $1.79      $1.63
==============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CONDITION
(As of December 31)          (In thousands except per share amounts)
                                                              1999        1998
Assets:
  Cash and due from banks                               $  151,703  $  153,143
  Interest-bearing balances with banks                         253         116
  Securities purchased under agreement to resell            25,000           -
  Securities held to maturity
  (Market value $658,917 at December 31, 1999 and
      $752,900 at December 31, 1998)                       677,448     748,355
  Securities available for sale at market
  (Cost $259,982 at December 31, 1999 and
      $234,854 at December 31, 1998)                       258,159     239,325
  Other securities at cost                                  28,443      26,808
  Loans and lease financing                              1,656,562   1,487,263
  Reserve for loan losses                                  (27,565)    (24,678)
------------------------------------------------------------------------------
      Net Loans and Lease Financing                      1,628,997   1,462,585
  Loans held for sale                                       66,478     144,735
  Net premises and equipment                                69,392      70,302
  Limited partnership investments                           69,658      71,416
  Other assets                                              77,974      58,795
------------------------------------------------------------------------------
      Total Assets                                      $3,053,505  $2,975,580
==============================================================================

Liabilities and Shareholders' Equity:
  Demand deposits                                       $  605,620  $  617,532
  Interest-bearing deposits:
    NOW                                                    236,252     237,245
    Savings                                                313,397     308,924
    Money market savings                                   321,749     291,587
    Time                                                   680,799     683,427
------------------------------------------------------------------------------
      Total Interest-Bearing Deposits                    1,552,197   1,521,183
------------------------------------------------------------------------------
      Total Deposits                                     2,157,817   2,138,715

  Federal funds purchased                                    1,332      41,315
  Securities sold under agreement to repurchase            404,456     334,572
  Other purchased funds                                        110         110
  Other liabilities                                         38,418      35,223
------------------------------------------------------------------------------
      Total Liabilities                                  2,602,133   2,549,935
------------------------------------------------------------------------------

Shareholders' Equity:         1999        1998
  Common stock par value      $2.50       $2.50             80,000      80,000
   Shares authorized     40,000,000  40,000,000
   Shares issued         32,000,000  32,000,000
  Capital surplus                                           63,106      63,095
  Retained earnings                                        351,497     307,550
  Accumulated other comprehensive income                    (1,074)      2,634
  Treasury stock at cost (1,775,823 shares
    in 1999 and 1,287,763 shares in 1998)                  (42,157)    (27,634)
------------------------------------------------------------------------------
      Total Shareholders' Equity                           451,372     425,645
------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Equity        $3,053,505  $2,975,580
==============================================================================
The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(For the Years Ended December 31)          (In thousands)
                                                                    1999       1998        1997
Operating Activities
  Net Income                                                    $ 62,109   $ 55,405    $ 51,257
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                                      4,950      4,800       5,400
    Deferred tax expense (credit)                                 (2,670)     1,030       2,183
    Depreciation and amortization                                  8,110      8,137       7,857
    Net amortization of premium or discount on securities            927       (315)     (1,025)
    Gain on security available for sale                                -       (390)       (449)
    Loss on security available for sale                              490         19         104
    Gain on limited partnerships                                 (18,497)    (7,946)     (4,362)
    Loss on limited partnerships                                   3,315      4,471         188
    Gain on loan sales                                              (586)    (1,095)       (444)
    Loss (gain) on sales of premises and equipment                  (119)      (377)         74
    Gain on sales of other assets                                    (14)      (322)        (10)
    Net decrease (increase) in loans held for sale                78,843    (85,336)    (26,297)
    Increase in interest receivable, prepaid
     expenses, and other assets                                   (2,324)    (2,100)     (2,043)
    Increase (decrease) in interest payable, accrued
     expenses, and other liabilities                               2,853        416      (1,058)
-----------------------------------------------------------------------------------------------
      Net Cash Provided by (Used in) Operating Activities        137,387    (23,603)     31,375

Investing Activities
  Net decrease (increase) in federal funds sold and
   interest-bearing balances with banks                          (25,137)   100,034     (79,917)
  Proceeds from maturities of securities held to maturity        317,187    253,397     149,085
  Purchases of securities held to maturity                      (250,779)  (419,897)   (161,202)
  Proceeds from maturities of securities available for sale       77,544     33,665      40,648
  Proceeds from sales of securities available for sale            44,952      2,885      41,090
  Purchases of securities available for sale                    (133,890)   (46,305)    (55,344)
  Net increase in loans and lease financing                     (172,775)   (21,230)    (28,715)
  Net purchases of premises and equipment                         (5,931)    (6,188)     (7,295)
  Proceeds from sales of limited partnership investments          41,196     17,696       3,637
  Purchases of limited partnership investments                   (36,543)   (33,029)    (19,874)
  Net purchases of other assets                                  (10,907)    (3,239)     (4,073)
-----------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                     (155,083)  (122,211)   (121,960)

Financing Activities
  Net increase in total deposits                                  19,102    157,374     112,868
Net increase (decrease) in short-term borrowings                  29,901     13,235      (2,705)
  Acquisition of treasury stock                                  (15,110)   (12,806)    (14,772)
  Proceeds from sale of treasury stock                               598      2,344           -
  Cash dividends paid                                            (18,235)   (17,039)    (15,728)
-----------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities                   16,256    143,108      79,663
-----------------------------------------------------------------------------------------------
      Decrease in cash and cash equivalents                       (1,440)    (2,706)    (10,922)
Cash and cash equivalents at beginning of year                   153,143    155,849     166,771
-----------------------------------------------------------------------------------------------
      Cash and Cash Equivalents at End of Year                  $151,703   $153,143    $155,849
===============================================================================================

Total interest payments on deposits and purchased funds were $71,859,000 in 1999, $75,108,000 in 1998, and $71,286,000 in 1997. Income tax payments made during the calendar years of 1999, 1998, and 1997 were $36,407,000, $30,381,000,
and $25,503,000, respectively.      Dividends declared and unpaid as of year end
1999, 1998, and 1997 were $4,533,000, $4,607,000, and $3,882,000, respectively.
Limited partnerships with a cost and market value of $12,287,000 were transferred to securities available for sale in 1999.

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(For the Years Ended December 31)          (In thousands)                   1999      1998      1997
Net income                                                               $62,109   $55,405   $51,257
Other comprehensive income, net of taxes:
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses) arising during the period           (3,909)     (185)      847
    Less: reclassification adjustment for gains
     (losses) included in net income                                        (201)      230       203
----------------------------------------------------------------------------------------------------
  Other comprehensive income                                              (3,708)     (415)      644
----------------------------------------------------------------------------------------------------
Comprehensive Income                                                     $58,401   $54,990   $51,901
====================================================================================================

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                       Accumulated      Other       Total
                                Number  Common Capital   Retained   Comprehensive Treasury  Shareholders'
(In thousands)                of Shares  Stock Surplus   Earnings       Income      Stock      Equity
Balance January 1, 1997         31,755 $80,000 $63,000   $234,303       $2,405     $(2,305)    $377,403
  Net income                                 -       -     51,257            -           -       51,257
  Cash dividend declared                     -       -    (15,651)           -           -      (15,651)
  Purchase of treasury stock      (703)      -       -          -            -     (14,772)     (14,772)
  Net unrealized gain on
   securities available for sale             -       -          -          644           -          644
-------------------------------------------------------------------------------------------------------
Balance December 31, 1997       31,052  80,000  63,000    269,909        3,049     (17,077)     398,881
  Net income                                 -       -     55,405            -           -       55,405
  Cash dividend declared                     -       -    (17,764)           -           -      (17,764)
  Purchase of treasury stock      (416)      -       -          -            -     (12,806)     (12,806)
  Sale of treasury stock            76       -      95          -            -       2,249        2,344
  Net unrealized loss on
   securities available for sale             -       -          -         (415)          -         (415)
-------------------------------------------------------------------------------------------------------
Balance December 31, 1998       30,712  80,000  63,095    307,550        2,634     (27,634)     425,645
  Net income                                 -       -     62,109            -           -       62,109
  Cash dividend declared                     -       -    (18,162)           -           -      (18,162)
  Purchase of treasury stock      (509)      -       -          -            -     (15,110)     (15,110)
  Sale of treasury stock            21       -      11          -            -         587          598
  Net unrealized loss on
   securities available for sale             -       -          -       (3,708)          -       (3,708)
-------------------------------------------------------------------------------------------------------
Balance December 31, 1999       30,224 $80,000 $63,106   $351,497      $(1,074)   $(42,157)    $451,372
=======================================================================================================

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

SECURITIES: Securities held to maturity are stated at cost with adjustments for amortization of premiums and accretion of discounts. Management believes the Corporation has the ability and intent to hold such securities until maturity.

Securities available for sale are valued in the aggregate at market with unrealized gains or losses recognized as a component of comprehensive income and shareholders' equity. Although the Corporation has the ability to hold such securities until maturity, these securities may be sold in response to foreseeable events and conditions related to interest rate changes. Gains and losses from the sale of securities are computed under the specific identification method.

Other securities are comprised of restricted equity stock in federal agencies, primarily the Federal Home Loan Bank.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: During June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." This statement standardizes the accounting for derivative instruments, including those embedded in other contracts, and hedging activities. The statement is effective for years beginning after June 15, 1999.

During June 1999, FASB issued SFAS 137, "Deferral of the Effective Date of FASB Statement No. 133." This statement defers to implementation of SFAS 133 for one year. Prospective adoption of the provisions of these statements as they become effective is not expected to have a material effect on current financial statements.

SEGMENT REPORTING: The Corporation has adopted provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." In accordance with this standard, the Corporation has identified a single segment at the entity wide level used by senior management to make operating decisions.

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

EARNINGS PER SHARE: Earnings per share are computed based on the weighted average number of shares outstanding during the year
(30,314,285 in 1999, 30,942,500 in 1998, and 31,376,732 shares in 1997).
Earnings per share have been restated for a stock split in 1998. There are no common stock equivalents.

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

2. RESTRICTIONS ON CASH AND DUE FROM BANKS
The Bank is required to meet statutory reserve requirements. In part, these requirements are met by maintaining balances in a noninterest-bearing account at a Federal Reserve Bank. During 1999 and 1998, the average balance in this account was $3,719,000 and $10,845,000, respectively.

3. SECURITIES
The following table shows the major components of the securities portfolio, the maturity distribution of debt securities and a comparison of book and market value.

Securities held to maturity
December 31, 1999                   Amortized Unrealized Unrealized     Market
(In thousands)                           Cost      Gains     Losses      Value
U.S. agencies and corporations       $376,652       $211   $(9,889)   $366,974
State and political subdivisions       22,558         16       (59)     22,515
Corporate notes                        30,050         71       (23)     30,098
Mortgage and asset backed securities  248,188        243    (9,101)    239,330
------------------------------------------------------------------------------
    Total                            $677,448       $541  $(19,072)   $658,917
==============================================================================

Securities available for sale
December 31, 1999                   Amortized Unrealized Unrealized     Market
(In thousands)                           Cost      Gains     Losses      Value
U.S. Treasury                        $132,275       $366   $  (680)   $131,961
U.S. agencies and corporations         56,831          -      (923)     55,908
Corporate notes                        29,088          -      (247)     28,841
Other equity securities                41,788        437      (776)     41,449
------------------------------------------------------------------------------
    Total                            $259,982       $803   $(2,626)   $258,159
==============================================================================

Securities held to maturity
December 31, 1998                   Amortized Unrealized Unrealized     Market
(In thousands)                           Cost      Gains     Losses      Value
U.S. agencies and corporations       $382,748     $2,784     $ (19)   $385,513
State and political subdivisions       20,229        164         -      20,393
Corporate notes                        82,947        655       (72)     83,530
Mortgage and asset backed securities  262,431      1,633      (600)    263,464
------------------------------------------------------------------------------
    Total                            $748,355     $5,236     $(691)   $752,900
==============================================================================
 Securities available for sale
December 31, 1998                   Amortized Unrealized Unrealized     Market
(In thousands)                           Cost      Gains     Losses      Value
U.S. Treasury                        $144,577     $3,818     $   -    $148,395
U.S. agencies and corporations         64,079        713        (7)     64,785
Corporate notes                         5,061         34         -       5,095
Other equity securities                21,137        741      (828)     21,050
------------------------------------------------------------------------------
    Total                            $234,854     $5,306     $(835)   $239,325
==============================================================================

Maturities Distribution of Debt Securities
                                       Securities Held    Securities Available
                                         to Maturity           for Sale

December 31, 1999                   Amortized     Market  Amortized     Market
(In thousands)                           Cost      Value       Cost      Value
Due in 1 year or less                $ 76,012   $ 75,852   $ 45,820   $ 45,901
Due after 1 year through 5 years      504,732    492,616    172,374    170,809
Due after 5 years through 10 years     93,009     86,768          -          -
Due after 10 years                      3,695      3,681          -          -
------------------------------------------------------------------------------
    Total                            $677,448   $658,917   $218,194   $216,710
==============================================================================
Maturities of mortgage and asset backed securities are classified based on their anticipated repayment schedules. Actual repayments may vary due to prepayment of the underlying loans.

The Corporation pledged $557,574,000 of its U.S. Treasury and U.S.
agencies and corporations securities as of December 31, 1999, to secure public deposits, trust funds, securities sold under repurchase agreements and for other purposes. In 1998, $524,475,000 of its U.S. Treasury and U.S. agencies and corporations securities were pledged. The Corporation does not have a trading security portfolio.

Gross realized gains and gross realized losses on sales of available for sale securities were none and $490,000, respectively, in 1999, $390,000 and $19,000, respectively, in 1998 and $449,000 and $104,000, respectively, in 1997.

4. LOANS AND LEASE FINANCING
The Bank grants commercial, real estate and consumer loans to customers throughout the state of Alaska and in the Seattle market area. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

The following table summarizes the loans and lease financing portfolio at December 31:
(In thousands)                                                1999        1998
Commercial and industrial                               $  648,374  $  568,591
Real estate construction                                    88,264      55,047
Real estate long-term                                      484,770     477,892
Consumer installment                                       361,050     319,103
Nontaxable                                                  65,784      56,542
Lease financing                                              8,320      10,088
------------------------------------------------------------------------------
    Loans and Lease Financing                           $1,656,562  $1,487,263
==============================================================================

The carrying amount and fair value of the loan portfolio, excluding leases, consist of the following at December 31:
                                          1999                     1998
                                 Carrying        Fair     Carrying        Fair
(In thousands)                     Amount       Value       Amount       Value
Commercial and industrial      $  648,374  $  647,130   $  568,591  $  570,514
Real estate construction           88,264      88,199       55,047      55,064
Real estate long-term             484,770     486,579      477,892     479,984
Consumer installment              361,050     361,539      319,103     321,542
Nontaxable                         65,784      65,520       56,542      57,290
------------------------------------------------------------------------------
    Loans                      $1,648,242  $1,648,967   $1,477,175  $1,484,394
==============================================================================

At December 31, 1999 and 1998 loans held for sale were $66,478,000 and $144,735,000, respectively. Consumer loans totaling $21,000,000 were sold in 1999 under a revolving securitization agreement. Mortgage loans sold in 1999 and 1998 totaled $403,211,000 and $546,741,000, respectively.

Mortgage and consumer loans serviced for others are not included in the accompanying consolidated statement of financial condition. The unpaid principle balances of loans serviced for others was $2,823,032,000 and $2,482,178,000 at December 31, 1999 and 1998, respectively.

The amount of servicing assets recognized during 1999 was $4,566,000, and amortization was $1,064,000 for the year. The amount of servicing asset recognized in 1998 was $3,349,000 and amortization was $837,000 for the year. Fair value of servicing assets is measured using net present value of future expected net servicing revenues over servicing costs. The carrying value of servicing assets was $10,041,000 at December 31, 1999 and $6,539,000 at December 31, 1998. The fair value of servicing assets was $26,364,000 at December 31, 1999 and $16,070,000 at December 31, 1998. Servicing assets are stratified by interest rate in determining if a valuation allowance for impairment is required. It has been determined that a valuation allowance for impairment is not required.

5. RESERVE FOR LOAN LOSSES
The following is a reconciliation of the loan loss reserve for the years ended December 31:

(In thousands)                                      1999       1998       1997
Balance at beginning of year                     $24,678    $24,530    $23,002
Loans charged off                                 (6,228)   (10,000)    (7,205)
Recoveries of loans charged off                    4,165      5,348      3,333
------------------------------------------------------------------------------
Net charge offs                                   (2,063)    (4,652)    (3,872)
Provision charged to operating expense             4,950      4,800      5,400
------------------------------------------------------------------------------
    Balance at End of Year                       $27,565    $24,678    $24,530
==============================================================================

The total investment in impaired loans was $10,259,000 and $6,582,000 at December 31, 1999 and 1998, respectively. Interest income on impaired loans is recorded on the cash basis and totaled $34,000 for 1999, $89,000 for 1998, and $105,000 for 1997. The average balance of impaired loans was $7,582,000 for 1999, $9,849,000 for 1998, and $9,108,000 for 1997. The total reserve for loan losses related to these loans was $597,000 and $82,000 on December 31, 1999 and 1998, respectively.

6. PREMISES AND EQUIPMENT
The following table summarizes the components of premises and equipment at December 31:

(In thousands)                                                1999        1998
Buildings                                                  $73,367     $71,249
Land                                                        14,672      14,490
Leasehold improvements                                       5,799       5,639
Equipment, furniture and fixtures                           55,478      54,463
------------------------------------------------------------------------------
    Total Cost                                             149,316     145,841
Less accumulated depreciation                              (79,924)    (75,539)
------------------------------------------------------------------------------
    Net Book Value                                         $69,392     $70,302
==============================================================================
Depreciation expense was $6,828,000 in 1999, $7,301,000 in 1998, and $7,398,000
in 1997.

7. DEPOSITS
The total amount of time deposit in denominations of $100,000 or more at December 31, 1999 and 1998 was $361,249,000 and $375,647,000 respectively.

The following table is the scheduled maturities of time deposit at December 31, 1999:
(In thousands)
    2000                                                              $524,423
    2001                                                               119,997
    2002                                                                11,672
    2003                                                                17,527
    2004                                                                 7,180
------------------------------------------------------------------------------
       Total Time Deposits                                            $680,799
==============================================================================

8. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Information related to the Corporation's securities sold under agreement to repurchase at December 31, 1999, is segregated below by due date and by the type of securities sold:
                                           Less
                                            Than     30-90     After
(In thousands)               Overnight   30 Days      Days   90 Days     Total
U.S. Treasury
    Carrying value           $  37,046  $  4,570  $  5,025  $  5,849 $  52,490
    Market value                36,721     4,577     5,046     5,850    52,194
    Repurchase agreements       35,696     1,866       819     4,423    42,804
    Interest rate                4.40%     4.81%     4.36%     5.30%     4.51%
------------------------------------------------------------------------------
U.S. agencies
    Carrying value            $325,121   $15,064   $16,427   $38,912  $395,524
    Market value               320,371    14,742    15,619    37,529   388,261
    Repurchase agreements      313,005     8,168    13,498    26,981   361,652
    Interest rate                4.62%     4.63%     4.77%     5.16%     4.66%
------------------------------------------------------------------------------
Total
    Carrying value            $362,167   $19,634   $21,452   $44,761  $448,014
    Market value               357,092    19,319    20,665    43,379   440,455
    Repurchase agreements      348,701    10,034    14,317    31,404   404,456
    Interest rate                4.60%     4.67%     4.74%     5.18%     4.65%
==============================================================================
Carrying value and market value of the securities include accrued interest.

9. SHAREHOLDERS' EQUITY
Dividends: The Corporation declared cash dividends of $0.60 per share in 1999 and $0.575 per share in 1998.

Stock Split: On March 17, 1998, the Corporation declared a four-for-one stock split. The stock split was effective on April 27, 1998.

Regulatory Restrictions: Federal banking regulations restrict dividends declared by the Bank to current year net income combined with retained earnings from the prior two years. In 2000, the Bank may declare dividends of $23,156,000 plus 2000 net profits without receiving approval from the Comptroller of the Currency.

The Bank is also limited in making loans to affiliates, including the Corporation, unless the loans are collateralized by specific obligations.

Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific ratios of capital to assets as defined to avoid regulatory action. At December 31, 1999, the minimum Tier I, total capital and leverage ratio requirements were 4%, 8% and 3%, respectively. The Bank must also meet certain Tier I, total capital and leverage ratios to be categorized as well capitalized. As of December 31, 1999, these ratios were 6%, 10%, and 5%, respectively. The Bank was categorized as well capitalized in the most recent notification by the Comptroller of the Currency. There have been no events or conditions since that notification that management believes would change the Bank's capital category.

                                                                                        To Be Well
                                                                                   Capitalized Under
                                                                 For Capital       Prompt Corrective
                                                 Actual       Adequacy Purposes    Action Provisions
(in Thousands)                              Amount     Ratio     Amount    Ratio     Amount    Ratio
As of December 31, 1999:
  Total Capital
    National Bancorp of Alaska, Inc.      $474,762    19.14%   $198,438    8.00%   $248,047   10.00%
    National Bank of Alaska                293,992    12.85     183,030    8.00     228,788   10.00
  Tier 1 Capital
    National Bancorp of Alaska, Inc.      $447,197    18.02%   $ 99,267    4.00%   $148,900    6.00%
    National Bank of Alaska                266,577    11.66      91,450    4.00     137,175    6.00
  Leverage
    National Bancorp of Alaska, Inc.      $447,197    14.46%   $ 92,779    3.00%   $154,632    5.00%
    National Bank of Alaska                266,577     9.01      88,760    3.00     147,934    5.00
As of December 31, 1998:
  Total Capital
    National Bancorp of Alaska, Inc.      $447,156    19.14%   $186,899    8.00%   $233,624   10.00%
    National Bank of Alaska                281,279    13.05     172,432    8.00     215,539   10.00
  Tier 1 Capital
    National Bancorp of Alaska, Inc.      $422,478    18.08%   $ 93,469    4.00%   $140,203    6.00%
    National Bank of Alaska                256,601    11.90      86,252    4.00     129,379    6.00
  Leverage
    National Bancorp of Alaska, Inc.      $422,478    14.24%   $ 89,005    3.00%   $148,342    5.00%
    National Bank of Alaska                256,601     9.01      85,439    3.00     142,398    5.00

10. COMPREHENSIVE INCOME
Comprehensive income includes the change in unrealized gains on securities that are classified as available for sale. They are reported as a component of equity and not included in net income. It is management's intent to hold these securities for purposes of liquidity and asset/liability management and not for the generation of trading gains.

The following table summarizes the change in comprehensive income:
                                          Before-Tax   Tax Expense  Net of Tax
(in thousands)                                Amount     (Benefit)      Amount
Balance January 1, 1997                      $ 4,042        $1,637     $ 2,405
Unrealized gains on securities                 1,083           439         644
------------------------------------------------------------------------------
Balance December 31, 1997                      5,125         2,076       3,049
Unrealized losses on securities                 (654)         (239)       (415)
------------------------------------------------------------------------------
Balance December 31, 1998                      4,471         1,837       2,634
Unrealized losses on securities               (6,294)       (2,586)     (3,708)
------------------------------------------------------------------------------
Balance December 31, 1999                    $(1,823)       $ (749)    $(1,074)
==============================================================================

11. RELATED PARTY TRANSACTIONS
In the ordinary course of business, executive officers and directors of the Corporation and companies in which certain directors are principal owners, were loan customers of, and had other transactions with the Corporation and its subsidiaries. The aggregate indebtedness to the Corporation and its subsidiaries of these parties approximated $35,441,000 and $35,331,000 at December 31, 1999 and 1998, respectively. During 1999, $65,087,000 of new loans were made and repayments totaled $64,977,000. It is the policy of the Corporation and its subsidiaries that such loans be made on substantially the same terms as those prevailing at the time for comparable loans to other parties.

12. EMPLOYEE BENEFIT PLANS
The Corporation has a noncontributory, qualified profit sharing plan for its salaried employees. Contributions to the plan are based on the Corporation's performance and approved by the Board of Directors. Contributions expensed to operations for profit sharing were $7,453,000 in 1999, $6,649,000 in 1998, and $6,151,000 in 1997. The plan provides a voluntary deferred compensation program, which permits participants to defer up to 15% of their salaries. The Corporation will provide a matching contribution of 50% of each participant's deferral, limited to 3% of the participant's total salary. The employee's deferred salary account, which is immediately vested and nonforfeitable at all times, is generally distributable in the same manner as other benefits under this plan.

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

The accumulated benefit obligation was determined using a discount rate of 7.5% in 1999, 1998 and 1997, and an assumed health care cost trend rate of 5.5% for 1999, 1998 and 1997. The actuarial and recorded liabilities, none of which are funded, and components of periodic cost for these postretirement benefits at December 31 are presented in the following table.

The effect of a one percent increase in the health care cost trend rate would result in an increase of $48,000 in the benefit obligation and a corresponding increase of $7,000 in the 1999 aggregate service and interest components of expense.

The effect of a one percent decrease in the health cost trend rate would result in a decrease of $42,000 in the benefit obligation and a decrease of $6,000 in the aggregate service and interest component of expense.

(In thousands)                                     1999      1998      1997
Change in benefit obligation:
Beginning benefit obligation                     $1,591    $1,543   $ 2,873
  Service cost                                       38        38       116
  Interest cost                                     116       112       211
  Benefits paid                                    (100)     (102)     (121)
  Amendments                                        (17)        -    (1,536)
---------------------------------------------------------------------------
Ending benefit obligation                         1,628     1,591     1,543
  Unrecognized transition
    obligation                                     (226)     (245)     (264)
  Unrecognized net
    gain                                            823       891       988
---------------------------------------------------------------------------
Accrued postretirement
    benefit cost                                 $2,225    $2,237    $2,267
---------------------------------------------------------------------------
Net periodic cost:
  Service cost                                   $   38    $   38    $  116
  Interest cost                                     116       112       211
  Amortization of unrecognized
    transition obligation                            19        19       129
  Amortization of net gain                          (85)      (97)      (93)
---------------------------------------------------------------------------
  Total expense                                  $   88    $   72    $  363
---------------------------------------------------------------------------

13. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table summarizes carrying amounts and fair values of financial instruments at December 31:
                                               1999                   1998
                                      Carrying       Fair   Carrying      Fair
(In thousands)                          Amount      Value     Amount     Value
Assets
Cash and due from banks               $151,703   $151,703   $153,143  $153,143
Interest-bearing balances with banks       253        253        116       116
Federal funds sold                      25,000     25,000          -         -
Securities held to maturity and
  other securities                     705,891    687,360    775,163   779,708
Securities available for sale          259,982    258,159    234,854   239,325
Loans (excluding lease financing)    1,648,242  1,648,967  1,477,175 1,484,394
Loans held for sale                     66,478     66,553    144,735   144,990
Liabilities
Demand deposits                        605,620    605,620    617,532   617,532
NOW                                    236,252    236,252    237,245   237,245
Savings                                313,397    313,397    308,924   308,924
Money market savings                   321,749    321,749    291,587   291,587
Time                                   680,799    680,292    683,427   686,965
Federal funds purchased                  1,332      1,332     41,315    41,315
Securities sold under agreement to
  repurchase                           404,456    404,536    334,572   334,545
Other purchased funds                      110        110        110       110
Off-Balance Sheet Assets (Liabilities)
Loan commitments and letters of credit       -      7,384          -     7,084
Forward contracts                            -        (20)         -       634

Methods and assumptions used to determine fair values of financial instruments are included in note 1. Additional details on fair value of securities are included in note 3. Additional details on fair value of loans are included in note 4.

14. INCOME TAXES
The provision for income taxes, including the tax effect of securities transactions for the year ended December 31, consists of the following:

(In thousands)                                 1999          1998         1997
Current tax expense
  Federal income taxes                      $31,240       $24,188      $21,299
  State income taxes                          6,919         6,399        4,719
------------------------------------------------------------------------------
    Total Current Tax Expense                38,159        30,587       26,018
Deferred tax expense (credit)                (2,670)        1,030        2,183
------------------------------------------------------------------------------
    Total Income Taxes                      $35,489       $31,617      $28,201
==============================================================================

Applicable to operating income              $29,449       $30,036      $26,344
Applicable to securities transactions         6,040         1,581        1,857
------------------------------------------------------------------------------
    Total Income Taxes                      $35,489       $31,617      $28,201
==============================================================================

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:
                                               1999          1998         1997
                                            Percent       Percent      Percent
Statutory federal income tax rate             35.0%         35.0%        35.0%
Tax-exempt interest income                    (1.7)         (1.5)        (2.0)
State income tax, net of federal tax benefit   4.6           4.7          4.0
Other                                         (1.6)         (2.8)        (0.4)
-----------------------------------------------------------------------------
    Total Effective Income Tax Rate           36.3%         35.4%        36.6%
=============================================================================

The Corporation had net deferred tax assets of $11,730,000 at December 31, 1999, and $6,309,000 at December 31, 1998. Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:
                                            1999                  1998
                                        Deferred Tax           Deferred Tax
(In thousands)                      Assets  Liabilities    Assets  Liabilities
Provision for loan losses          $11,309       $    -   $10,957       $    -
Postretirement benefits                974            -     1,040            -
Limited partnerships                 3,133            -     1,116            -
Loan servicing                         677            -       912            -
Depreciation and amortization            -        3,922         -        4,244
Net unrealized security gains          749            -         -        1,837
Leases                                   -        1,250         -        1,444
Other                                2,082        2,022     1,253        1,444
------------------------------------------------------------------------------
    Total Deferred Taxes           $18,924       $7,194   $15,278       $8,969
==============================================================================

15. COMMITMENTS AND CONTINGENT LIABILITIES
In the normal course of business, the Corporation offers certain financial products to its customers, including commitments for the extension of credit, letters of credit and guarantees, which are properly not reflected in the financial statements. The exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of those instruments. The Corporation had outstanding standby letters of credit totaling $14,370,000 at December 31, 1999 and $17,381,000 at December 31, 1998. Commitments for loans and investments approximated $559,231,000 at December 31, 1999 and $542,175,000 at December 31, 1998. There are no recourse obligations regarding the servicing of loans.

Forward contracts are agreements for delayed delivery of loans at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in interest rates. Forward contracts outstanding at December 31, 1999 and 1998 were $2,000,000 and $64,123,000, respectively.

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

16. NATIONAL BANCORP OF ALASKA, INC. (PARENT COMPANY ONLY) FINANCIAL
INFORMATION

Statements of Income
(For the Years Ended December 31)     (In thousands)     1999     1998    1997
Income:
  Dividends from National Bank of Alaska              $36,800  $41,200 $43,920
  Interest on balances with banks                       2,182    2,571   1,798
  Dividends from securities                             1,387    1,276   1,659
  Interest on loans                                     1,088    1,275   1,496
  Security transactions                                     -      390       -
  Net gains on limited partnership investments         15,182    3,475   4,174
  Other                                                   401      517     331
------------------------------------------------------------------------------
    Total Income                                       57,040   50,704  53,378
Expenses                                                3,646    1,202     923
------------------------------------------------------------------------------
  Income before income taxes and equity in
    undistributed net income of subsidiaries           53,394   49,502  52,455
  Income taxes                                          5,521    2,486   2,416
------------------------------------------------------------------------------
                                                       47,873   47,016  50,039
  Equity in undistributed net income of subsidiaries   14,236    8,389   1,218
------------------------------------------------------------------------------
    Net Income                                        $62,109  $55,405 $51,257
==============================================================================


Statements of Condition
(As of December 31)       (In thousands)                       1999       1998
Assets:
  Interest-bearing balances with banks                    $  50,851  $  51,418
  Net loans                                                  14,675     16,167
  Securities                                                 41,449     21,050
  Investment in subsidiaries                                276,937    266,260
  Limited partnership investments                            69,658     71,416
  Other assets                                                3,735      4,017
------------------------------------------------------------------------------
    Total Assets                                           $457,305   $430,328
==============================================================================

Liabilities and Shareholders' Equity:
  Dividends payable                                        $  4,533   $  4,607
  Other liabilities                                           1,400         76
------------------------------------------------------------------------------
    Total Liabilities                                         5,933      4,683
    Total Shareholders' Equity                              451,372    425,645
------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity             $457,305   $430,328
==============================================================================

Statements of Cash Flows
(For the Years Ended December 31)   (In thousands)    1999      1998      1997
Operating Activities
  Net Income                                       $62,109   $55,405   $51,257
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Undistributed net income from subsidiaries     (14,236)   (8,389)   (1,218)
    Provision for loan loss                            150         -         -
    Net gains on securities and limited
     partnership transactions                      (15,182)   (3,865)   (4,304)
    Decrease (increase) in receivables               1,782      (821)   (1,377)
    Increase (decrease) in other liabilities         1,426       187    (1,224)
------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities     36,049    42,517    43,134

Investing Activities
  Net (increase) decrease in balances with banks       567    (5,988)   (3,578)
  Net decrease in loans                              1,342     3,920     4,191
  Advances to subsidiary                            (1,500)     (500)        -
  Proceeds from sales of assets                     41,196    20,581    11,637
  Purchases of limited partnership investments     (36,543)  (33,029)  (19,874)
  Purchases of other assets                         (8,364)        -    (5,000)
------------------------------------------------------------------------------
      Net Cash Used in Investing Activities         (3,302)  (15,016)  (12,624)

Financing Activities
  Cash dividends                                   (18,235)  (17,039)  (15,738)
  Acquisition of treasury stock                    (15,110)  (12,806)  (14,772)
  Sale of treasury stock                               598     2,344         -
------------------------------------------------------------------------------
      Net Cash Used in Financing Activities        (32,747)  (27,501)  (30,510)
------------------------------------------------------------------------------
      Increase (decrease) in cash                        -         -         -
  Cash at beginning of year                              -         -         -
------------------------------------------------------------------------------
      Cash at End of Year                         $      -  $      -  $      -
==============================================================================

17. OPERATING LEASES
The Corporation, under various noncancelable agreements, leases certain real and personal properties with terms ranging from one to 10 years. Most leases contain renewal options and some contain provisions for increased rentals under certain conditions. Future minimum payments under noncancelable operating leases with terms in excess of one year as of December 31, 1999, are as follows:
                                                                 Minimum Lease
(In thousands)                                                        Payments
   2000                                                                 $1,873
   2001                                                                  1,212
   2002                                                                    949
   2003                                                                    710
   2004                                                                    427
   Later Years                                                           3,572
------------------------------------------------------------------------------
      Total Minimum Lease Payments                                      $8,743
==============================================================================
Rental expense for all operating leases was $2,714,000, $2,534,000, and $2,430,000 for the years ended 1999, 1998, and 1997, respectively.

18. NONINTEREST INCOME AND EXPENSE
The following tables summarize the components of other income and expense:

Noninterest Income
(In thousands)                                        1999      1998      1997
Trust department income                           $  2,959  $  2,827   $ 2,534
Service charges on deposit accounts                 13,843    13,221    12,496
Loan servicing fees                                 10,430     9,433     8,175
Credit card service fees                             8,740     6,941     6,968
Securities transactions                               (490)      371       345
Net gains on limited partnership investments        15,182     3,475     4,174
ATM fee income                                       3,003     2,723     1,792
Other                                               16,798    16,391    12,484
------------------------------------------------------------------------------
    Total Noninterest Income                       $70,465   $55,382   $48,968
==============================================================================

Noninterest Expense

(In thousands)                                        1999      1998      1997
Salaries                                         $  43,274 $  41,512 $  38,539
Profit sharing and other employee benefits          15,191    13,135    12,644
Net occupancy expense of bank premises               8,041     7,601     7,540
Furniture and equipment expense                      8,399     8,975     9,113
Stationery/printing                                  3,170     3,013     2,836
Telecommunications                                   4,007     3,916     4,135
Computer program and processing                      7,123     6,845     6,058
Other                                               24,183    21,548    19,487
------------------------------------------------------------------------------
    Total Noninterest Expense                     $113,388  $106,545  $100,352
==============================================================================

19. SUBSEQUENT EVENT: MERGER WITH WELLS FARGO & COMPANY
On January 12, 2000, the Corporation entered into a Definitive Agreement with Wells Fargo & Company (Wells Fargo), a bank holding company based in San Francisco, pursuant to which the Corporation will merge with Wells Fargo. On the closing date of the merger, each outstanding share of common stock of the Corporation will be purchased for $30 and exchanged for equivalent shares of Wells Fargo's common stock. The merger is expected to be accounted for as a purchase. The Corporation expects to complete the merger, which was approved by the Board of Directors on January 12, 2000, in the second quarter of 2000, pending regulatory and shareholder approval.

Report of Deloitte & Touche LLP, Independent Auditors
Board of Directors
National Bancorp of Alaska, Inc.

We have audited the accompanying consolidated statements of condition of National Bancorp of Alaska, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bancorp of Alaska, Inc., and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



Anchorage, Alaska
January 21, 2000

                       MANAGEMENT DISCUSSION & ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS

Net income for 1999 was $62,109,000, or 12% higher than 1998 net income of $55,405,000. The increase in earnings was primarily due to gains in limited partnership investments of $15,182,000, compared to $3,475,000 in 1998. Earnings per share were $2.05 in 1999 compared to $1.79 in 1998, a 15% increase. The earnings per share to shareholders reflects a four-for-one stock split in 1998.

Return on average assets was 2.10% in 1999, compared to 1.97% in 1998. Return on average equity in 1999 was 14.22% and 13.38% in 1998. The ratio of equity to total assets at December 31, 1999, was 14.77% compared to 14.72% at the end of 1998.

On January 12, 2000, the Corporation and Wells Fargo & Company (Wells Fargo) signed an Agreement and Plan of Reorganization. Under the terms of the agreement each outstanding share of the Corporation's common stock will be exchanged for the common stock of Wells Fargo. The transaction will qualify as a tax-free reorganization under the Internal Revenue Code. The number of Wells Fargo shares to be exchanged will be determined by dividing $30 by the Wells Fargo Measurement Price. The "Wells Fargo Measurement Price" is defined as the average of the closing prices of a share of Wells Fargo common stock during the period 15 trading days ending March 15, 2000. The transaction requires shareholder and regulatory approval. The transaction should be complete in second quarter of 2000.

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

Net interest income on a fully taxable basis increased $3,106,000 in 1999 over the prior year. A decrease of $2,840,000 in interest expense on deposits and purchased funds due to lower interest rates in the first half of 1999 was the most significant factor behind the increase in net interest income. Interest income decreased slightly to $217,346,000 in 1999, reflecting a decrease in loan origination fees of $1,408,000 as residential mortgage refinance activity declined, but partially mitigated by an increase in the loan portfolio. Commercial lending generated the largest increase, followed by consumer installment and real estate lending, bringing loans to $1,656,562,000 at December 31, 1999, compared to $1,487,263,000 at December 31, 1998.

Net interest margin decreased to 5.69% in 1999, compared to 5.81% in 1998, partially reflecting higher interest rates in the later part of 1999. Time deposit balances decreased by $2,628,000 over 1998, to $680,799,000 at December 31, 1999. In 1999, demand deposits averaged $40,128,000 higher than in 1998, with year-end balances totaling $605,620,000

In 1998, fully taxable net interest income increased $6,418,000 over 1997. The net interest margin decreased from 5.82% in 1997 to 5.81% in 1998. Loans grew $15,802,000 from December 31, 1997, to $1,487,263,000 at December 31, 1998.
Consumer and commercial loans continued a growth pattern from the prior year spurred by activity in the branch network.

Interest rates fell reducing cost of funds, from 4.22% in 1997 to 4.14% in 1998. The yield of earnings assets was 8.78% in 1998, compared to 8.84% in 1997, with yields on loans increasing slightly from prior year.

Table 1 - Analysis of Net Interest Income
(In thousands)                  1999       1998       1997       1996       1995
Interest income*          $  217,346 $  217,700 $  209,091 $  197,531 $  189,256
Interest expense              71,875     74,715     72,849     67,118     68,709
--------------------------------------------------------------------------------
Net interest income          145,471    142,985    136,242    130,413    120,547
Tax equivalent adjustment
   to interest income*         4,101      3,481      3,806      4,053      4,489
--------------------------------------------------------------------------------
Net interest income
   (fully taxable
     equivalent)          $  149,572 $  146,466 $  140,048 $  134,466 $  125,036
Average earning assets    $2,629,306 $2,518,983 $2,408,338 $2,283,157 $2,192,711
--------------------------------------------------------------------------------
Net Interest Margin             5.69%      5.81%      5.82%      5.89%     5.70%
--------------------------------------------------------------------------------
*Interest income includes loan fees of $9,853,000 in 1999, $11,261,000 in 1998, $7,863,000 in 1997, $7,221,000 in 1996, and $6,095,000 in 1995. The adjustment to convert nontaxable income to fully taxable equivalent basis is based on a marginal income tax rate of 41% in 1999 through 1995.

NONINTEREST INCOME

Noninterest income in 1999 increased by 27%, or $15,083,000 over 1998. Gains on limited partnership investments increased by $11,707,000, compared to 1998's levels. Capital gains from our investment in various limited partnerships with Kolberg, Kravis & Roberts produced most of the income from this category. This year's 26% growth in revenue from credit card processing directly results from our success selling business Visa accounts. Loan servicing fees increased by 11% as a result of a larger loan servicing portfolio. Included in other income are insurance commissions totaling $2,545,000 from the Bank's new subsidiary, National Bank of Alaska Insurance Service, LLC and decreases of $712,000 in consumer loan filing fees and $509,000 in net loan marketing gains.

Noninterest income increased 13% from 1997 to $55,382,000 in 1998. Loan servicing fees increased by 15% to $9,433,000, reflecting high levels of mortgage lending spurred by lower interest rates. Gains on securities and limited partnership investments decreased $673,000 from 1997. ATM fee income increased by $931,000 over 1997. Other income increased by 31% over 1997, to $16,391,000. Components of other income's overall increase included increases in other loan fees of $1,659,000 and gains on other real estate owned of $311,000.

Table 2 - Analysis of Noninterest Income
                                              Increase         Increase
                                             (Decrease)       (Decrease)
(In thousands)                         1999       %      1998      %      1997
Trust department income             $ 2,959       5%  $ 2,827     12%  $ 2,534
Service charges on deposit accounts  13,843       5    13,221      6    12,496
Loan servicing fees                  10,430      11     9,433     15     8,175
Credit card service fees              8,740      26     6,941      -     6,968
Securities transactions                (490)    N/A       371      8       345
Gain on limited partnership          15,182     N/A     3,475    (17)    4,174
ATM fee income                        3,003      10     2,723     52     1,792
Other                                16,798       2    16,391     31    12,484
------------------------------------------------------------------------------
    Total Noninterest Income        $70,465      27%  $55,382     13%  $48,968
==============================================================================

NONINTEREST EXPENSE

In 1999, noninterest expense increased by $6,843,000 to $113,388,000. Employee benefits showed the highest increase, with $2,056,000 or 16% over 1998, due mostly to an increase in profit sharing contribution. Salaries had a modest increase of 4%, or $1,762,000 over 1998, while other expense increased by $2,635,000 or 12%, with most of the increase related to expenses associated with our merger with Wells.

Noninterest expense for 1998 increased $6,193,000, or 6% over 1997. Other expense increased by $2,061,000 from 1997, with lending related expenses accounting for $863,000 of the total increase. Salaries increased by $2,973,000, due mostly to increased mortgage lending activity.

Table 3 - Analysis of Noninterest Expense
                                               Increase         Increase
                                             (Decrease)       (Decrease)
(In thousands)                           1999     %      1998      %      1997
Salaries                             $ 43,274     4% $ 41,512      8% $ 38,539
Profit sharing and other
  employee benefits                    15,191    16    13,135      4    12,644
Net occupancy expense of bank premises  8,041     6     7,601      1     7,540
Furniture and equipment expense         8,399    (6)    8,975     (2)    9,113
Stationery/printing                     3,170     5     3,013      6     2,836
Telecommunications                      4,007     2     3,916     (5)    4,135
Computer program and processing         7,123     4     6,845     13     6,058
Other                                  24,183    12    21,548     11    19,487
------------------------------------------------------------------------------
    Total Noninterest Expense        $113,388     6% $106,545      6% $100,352
==============================================================================

INVESTMENT SECURITIES, SECURITIES AVAILABLE FOR SALE AND SHORT-TERM INVESTMENTS

In 1999, investment securities decreased by 9%, or $70,907,000 from the prior year. Securities issued by U.S. agencies and corporations decreased by $6,096,000, and mortgage and asset-backed securities decreased by $14,243,000.

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

Securities with a cost of $259,982,000 and a market value of $258,159,000 have been classified as securities available for sale at December 31, 1999. These securities are held for long-term liquidity and, by definition, may be sold prior to maturity.

In 1998, investment securities increased by $164,079,000 to $748,355,000 U.S. government and agency securities increased by $81,570,000, and mortgage and asset backed securities increased by $81,213,000 from prior year.

Table 4 - Investment Portfolio
                                                       Book Value December 31
(In thousands)                                        1999      1998      1997
U.S. Government and agencies                      $376,652  $382,748  $301,178
State and political subdivisions                    22,558    20,229    11,864
Corporate notes                                     30,050    82,947    90,016
Mortgage and asset backed securities               248,188   262,431   181,218
------------------------------------------------------------------------------
    Total Investment Portfolio                    $677,448  $748,355  $584,276
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

Securities Portfolio Weighted Average Yield (Fully Taxable Equivalent)
December 31, 1999                      Within 1 Year    1 - 5 Years    5 - 10 Years   Over 10 Years
(In thousands)                          Amount Yield   Amount  Yield   Amount Yield   Amount Yield

U.S. agencies                          $27,545  6.66% $314,588  6.61% $34,519  6.29% $     -     -%
State and political subdivisions         8,102  6.92     9,967  6.91      794  6.96    3,695  7.08
Corporate notes                         20,050  7.96    10,000  6.97        -     -        -     -
Mortgage and asset backed securities    20,315  6.45   170,177  6.69   57,696  6.57        -     -
Other securities                             -     -         -     -        -     -   28,443  7.04
Securities available for sale           45,901  6.31   170,809  6.32        -     -   41,449  4.20

Loan Maturity and Interest Sensitivity (Selected Loans)
                                                 December 31, 1999
                                                     Maturity
                                       Within      1 - 5     Over 5
(In thousands)                         1 Year      Years      Years      Total
Commercial and industrial            $311,362   $167,041   $169,971   $648,374
Real estate construction               77,502     10,762          -     88,264
Nontaxable                             17,742     12,018     36,024     65,784
------------------------------------------------------------------------------
    Total Selected Loans             $406,606   $189,821   $205,995   $802,422
==============================================================================
Predetermined interest rate          $176,875  $  83,959   $109,942   $370,776
Floating interest rate                229,731    105,862     96,053    431,646
------------------------------------------------------------------------------
    Total Selected Loans             $406,606   $189,821   $205,995   $802,422
==============================================================================

Maturity Distribution of Time Deposits over $100,000 (In thousands)
Maturity: December 31
(In thousands) 1999 1998
Within 3 months                                            $161,053  $118,063
3 to 6 months                                                59,839   122,569
6 to 12 months                                               50,764    38,554
Over 12 months                                               89,593    96,461
-----------------------------------------------------------------------------
    Total Time Deposits over $100,000                      $361,249  $375,647
=============================================================================

LOANS AND LEASE FINANCING

One of the Corporation's most significant business activities is lending. The Bank grants commercial, real estate and consumer loans to customers throughout the state of Alaska and in the Seattle marketing area. The composition of the loan portfolio reflects the Bank's commitment to our customers, as well as an assessment of the associated risks and opportunities of meeting their credit needs. The Bank's lending policies assure that collateral lending of all types is approached conservatively and is consistent with safe and sound standards. Collateral accepted against the commercial loan portfolio includes accounts receivable, inventory and equipment. Autos, second deeds of trust and boats are accepted as collateral for the installment portfolio.

Loans and leases were $1,656,562,000 at December 31, 1999, an increase of 11%, or $169,299,000 from December 31, 1998. Commercial and industrial loans increased by 14% to a total of $648,374,000. Real estate construction grew by 60%, or $33,217,000 from prior year, to a total of $88,264,000 in 1999.
Nontaxable increased by $9,242,000 and lease financing decreased by 18%, to $8,320,000. Installment loans increased by $41,947,000 or 13% over the prior year.

The Bank had no debt outstanding to foreign countries at December 31, 1999.

At December 31, 1998, loans and leases were $1,487,263,000, an increase of 1% over December 31, 1997. Installment loans decreased by $14,769,000, or 4% over the prior year, reflecting a revolving loan securitization program. Commercial and industrial loans increased by $22,448,000 from loans generated throughout the statewide branch system. Long-term real estate loans decreased by $14,433,000 from 1997 due to customer real estate lending activity. Nontaxable loans increased by $5,297,000 while other loan categories experienced moderate growth during the year.

Loans held for sale decreased to $66,478,000 at December 31, 1999, from $144,735,000 at December 31, 1998. The decrease is due to a declining residential mortgage refinance activity and rising interest rates at the end of 1999, compared to declining interest rates and higher levels of lending activity at the end of the previous year.

Table 5 - Loans and Lease Portfolio
                                                 December 31
(In thousands)                  1999      1998       1997       1996      1995
Commercial and industrial $  648,374 $  568,591 $  546,143 $  503,309 $  470,480
Real estate construction      88,264     55,047     35,120     34,767     24,999
Real estate long-term        484,770    477,892    492,325    462,958    423,872
Consumer installment         361,050    319,103    333,872    379,898    331,531
Nontaxable                    65,784     56,542     51,245     55,372     64,356
Lease financing                8,320     10,088     12,756     10,674     11,602
--------------------------------------------------------------------------------
    Loans and Lease
      Financing           $1,656,562 $1,487,263 $1,471,461 $1,446,978 $1,326,840
================================================================================
    Loans Held for Sale   $   66,478 $  144,735 $   58,304 $   31,563 $   33,099
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

A primary measure of the loan quality is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming assets are defined as the sum of nonaccrual loans, restructured loans, loan past due 90 days or more and other real estate owned. As shown in Table 6, the ratio of nonperforming assets to total loans and other real estate owned increased to 0.77% at December 31, 1999, compared to 0.68% at December 31, 1998. Total nonperforming assets increased $2,517,000 in 1999. The continued low level of nonperforming assets is a result of active monitoring and management of troubled credits, as well as management's emphasis on the recognition of losses as they are identified, together with a continued stable economy.

A loan is classified as nonaccrual when principal or interest is in default for 90 days or more, unless the loan is well secured and in the process of collection. Accrual of interest is discontinued for nonaccrual loans, and interest previously recorded as earned and not collected is reversed. Interest income on nonaccrual loans, which would have been recorded if these loans had been current in accordance with their original terms, was $1,165,000 in 1999 and $604,000 in 1998. Actual interest income recorded for these loans was $34,000 in 1999 and $89,000 in 1998.

Certain loans are restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the respective borrowers. Once a loan is placed in this category, it remains until the terms are no longer more favorable than those of other customers. There were no restructured loans on December 31, 1999 and 1998. At December 31, 1999, the Bank had no commitments to lend additional funds to borrowers with restructured loans.

Table 6
                                                      December 31
(In thousands)                             1999    1998    1997    1996    1995
Nonaccrual loans
  Commercial and industrial             $ 8,996 $ 2,153 $ 5,342 $ 1,451 $   700
  Real estate construction                  140     166     323     166     166
  Real estate long-term                     826   4,196   4,298   3,841   1,162
  Other                                       -      67      76      35      45
-------------------------------------------------------------------------------
    Total                               $ 9,962 $ 6,582 $10,039 $ 5,493 $ 2,073
-------------------------------------------------------------------------------
Restructured loans
  Real estate construction              $     - $     - $     - $    85 $    94
  Real estate long-term                       -       -      90      95     242
-------------------------------------------------------------------------------
    Total                               $     - $     - $    90 $   180 $   336
-------------------------------------------------------------------------------
Accruing loans past due 90 days or more $ 1,884 $ 3,101 $ 5,627 $ 9,945 $ 5,459
-------------------------------------------------------------------------------
Other real estate owned                 $   840 $   486 $   150 $   326 $ 3,127
-------------------------------------------------------------------------------
Total nonperforming assets              $12,686 $10,169 $15,906 $15,944 $10,995
-------------------------------------------------------------------------------
Nonaccrual loans as a percentage
of loans and leases at year end            0.60%   0.44%   0.68%   0.38%   0.16%

Restructured loans as a percentage
of loans and leases at year end               -%      -%   0.01%   0.01%   0.03%

Nonperforming assets as a percentage
of loans and leases and other real
estate owned at year end                   0.77%   0.68%   1.08%   1.10%   0.83%
-------------------------------------------------------------------------------

RESERVE FOR LOAN LOSSES AND PROVISION FOR LOAN LOSSES

Although the Bank maintains sound credit policies and procedures, credits may deteriorate and are charged off as losses when identified. The reserve for loan losses is maintained to absorb anticipated losses. Management views this reserve as a source of financial strength. The reserve for loan losses was $27,565,000 at December 31, 1999. This maintains a reserve of 1.66% of outstanding loans, reflecting management's commitment to maintain an adequate reserve against anticipated losses.

The provision for loan losses charged to income was $4,950,000 in 1999, compared to provision for loan losses of $4,800,000 in 1998. Net charge offs were $2,063,000 in 1999, compared to net charge-offs of $4,652,000 in 1998.

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

Table 7
(In thousands)                                   1999        1998       1997       1996       1995
Analysis of Reserve for Loan Losses

Balance January 1                             $24,678     $24,530    $23,002    $21,529    $19,226
Provision charged to operations                 4,950       4,800      5,400      6,650     (3,100)
Recoveries on loans previously charged off      4,165       5,348      3,333      2,560      9,947
Less loans charged off                         (6,228)    (10,000)    (7,205)    (7,737)    (4,544)
--------------------------------------------------------------------------------------------------
Balance December 31                           $27,565     $24,678    $24,530    $23,002    $21,529
==================================================================================================
Composition of Loan Charge Off and Recoveries
Loans Charged Off:
Commercial loans and leases                   $ 1,880     $ 4,805    $ 2,063    $ 1,867    $   954
Real estate construction                            -           -          -          6        113
Real estate long-term                              41         175         97      1,574        116
Consumer                                        3,383       3,963      4,047      3,232      2,644
Visa                                              924       1,057        998      1,058        717
--------------------------------------------------------------------------------------------------
    Total Charge Offs                           6,228      10,000      7,205      7,737      4,544
--------------------------------------------------------------------------------------------------
Recoveries:
Commercial loans and leases                       792       2,428        793        403      7,643
Real estate construction                          194           4        131          5         16
Real estate long-term                             794         502        364        286        657
Consumer                                        1,972       2,146      1,851      1,633      1,445
Visa                                              224         268        194        233        167
Nontaxable                                        189           -          -          -         19
--------------------------------------------------------------------------------------------------
    Total Recoveries                            4,165       5,348      3,333      2,560      9,947
--------------------------------------------------------------------------------------------------
    Net Charge Offs (Recoveries)              $ 2,063     $ 4,652    $ 3,872    $ 5,177    $(5,403)
==================================================================================================
Loan and Lease Statistics
Average loans and leases                   $1,555,437  $1,487,415 $1,468,146 $1,405,194 $1,306,685
Loans and leases at year end                1,656,562   1,487,263  1,471,461  1,446,978  1,326,840
Reserve for loan losses as a
percentage of:
  Average loans and leases                       1.77%       1.66%      1.67%      1.64%      1.65%
  Loans and leases at year end                   1.66        1.66       1.67       1.59       1.62
Net charge offs as a percentage of:
  Average loans and leases                       0.13        0.31       0.26       0.37      (0.41)
  Loans and leases at year end                   0.12        0.31       0.26       0.36      (0.41)

DEPOSITS AND SHORT-TERM BORROWINGS

Total deposits increased 0.9%, or $19,102,000, to $2,157,817,000 at December 31, 1999. Time deposits reflect a 0.4%, or $2,628,000 decrease at December 31, 1999. Demand deposits decreased 2%, or $11,912,000 over 1998. NOW showed a small decrease of 0.4%, to $236,252,000 while savings increased $4,473,000, or 1% compared to December 31, 1998. Money market savings increased by 10%, to $321,749,000 from prior year.

In 1998, total deposits increased $157,374,000, or 8% from December 31, 1997. Time deposits reflect a 12%, or $72,512,000, growth at December 31, 1998. Demand deposits increased 6%, or $34,348,000 over 1997. NOW and savings increased $54,015,000, or 11% compared to December 31, 1997. Money market savings decreased by 1%, to $291,587,000 from prior year.

Short-term borrowings include Federal funds purchased and repurchase agreements in the amount of $405,788,000, and other borrowings of $110,000 at December 31, 1999.

Table 8 - Deposit Structure          Average for Year Ended December 31
(In thousands)                  1999      1998       1997       1996      1995
Demand                    $  601,330 $  561,202 $  535,623 $  529,227 $  512,401
NOW                          230,863    200,443    175,879    156,695    150,401
Savings                      304,422    292,266    289,188    294,374    296,784
Money market savings         314,468    293,751    298,714    295,932    296,735
Time                         647,492    627,116    580,920    511,696    460,613
--------------------------------------------------------------------------------
    Total Deposits        $2,098,575 $1,974,778 $1,880,324 $1,787,924 $1,716,934
================================================================================

Deposits by Type of Depositor at December 31
(In thousands)                  1999      1998       1997       1996      1995
Individuals, partnerships
  and corporations        $1,903,967 $1,866,767 $1,794,623 $1,682,900 $1,632,547
United States government         646      2,235      2,377      5,035      5,543
State and political
  subdivisions               233,053    251,594    165,877    164,171     86,855
Other                         20,151     18,119     18,464     14,947     15,536
--------------------------------------------------------------------------------
    Total                 $2,157,817 $2,138,715 $1,981,341 $1,867,053 $1,740,481
================================================================================

Table 9 - Purchased Funds
The following table provides an analysis of funds purchased:
                                                                 Total
                                                            Purchased Funds
(In thousands)                                        1999      1998      1997
Balance at December 31                            $405,898  $375,997  $362,762
Average for the year                               389,279   392,759   381,226
Maximum month end balance                          489,621   487,174   420,522
Average rate for the year*                            4.40%     4.67%     4.77%
Average rate at year end                              4.65      4.19      4.79

*The average interest rate is computed by dividing the respective interest expense by the average daily balance.

LIMITED PARTNERSHIP INVESTMENTS

The Corporation has a relatively large amount of capital as a percentage of assets. In an effort to improve shareholder returns, the Corporation has invested in limited partnerships with 25 investment firms, who in turn, make various equity investments. These investments provide higher returns than those available from traditional bank investments and have a higher risk associated with them. Each firm has invested from $1,000 to $4,932,000 in one to 63 individual companies. The Corporation's percentage share of any individual company does not exceed 10%.

At December 31, 1999, the Corporation had limited partnership investments totaling $69,658,000, compared to $71,416,000 at December 31, 1998. The Corporation had commitments to invest an additional $80,444,000 at December 31, 1999.

Net capital gains from these investments were $15,182,000 in 1999, $3,475,000 in 1998, and $4,174,000 in 1997. Net expenses from limited partnership investments were $1,201,000 in 1999, $342,000 in 1998, and $370,000 in 1997.

SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES

The Corporation is a strongly-capitalized bank holding company. Shareholder's equity increased by $25,727,000, from $425,645,000 on December 31, 1998, to $451,372,000 at December 31, 1999.

The ratio of equity to total assets was 14.77% for 1999 compared to 14.72% for 1998. The Corporation's level of capitalization exceeds current and proposed regulatory guidelines. The current quarterly dividend rate is $.15 per share. Table 10 - Analysis of Shareholders' Equity

(In thousands)                       1999     1998      1997     1996     1995
Balance January 1              $425,645  $398,881  $377,403  $350,320  $312,772
Net income                       62,109    55,405    51,257    46,516    41,280
Cash dividends declared         (18,162)  (17,764)  (15,651)  (15,915)  (13,547)
Purchase of treasury stock      (15,110)  (12,806)  (14,772)   (1,879)        -
Sale of treasury stock              598     2,344         -         -         -
Other comprehensive income       (3,708)     (415)      644   (1,639)     9,815
-------------------------------------------------------------------------------
Balance December 31            $451,372  $425,645  $398,881  $377,403  $350,320
===============================================================================

Per Share Statistics
Net income                       $ 2.05    $ 1.79    $ 1.63    $ 1.46    $ 1.30
Cash dividends declared            0.60      0.57      0.50      0.50      0.43
Book value at year end           $14.93    $13.86    $12.85    $11.89    $10.99
-------------------------------------------------------------------------------
Ratios (based on average balances)
Return on assets                   2.10%     1.97%     1.91%     1.83%     1.70%
Equity to total assets            14.77     14.72     14.47     14.33     13.71
Dividend payout ratio             29.24     32.06     30.53     34.21     32.82
Return on equity                  14.22     13.38     13.21     12.78     12.41
Equity to total deposits          20.81     20.98     20.64     20.35     19.38

IMPACT OF THE YEAR 2000 ISSUE

The Corporation's testing and assessment of its systems as of January 2000 indicate that there have been no significant issues related to year 2000. All critical systems are fully operational and performing as expected.

The Corporation had no material expenses relating to year 2000 due to outsourcing of the data processing and telecommunications systems.

CONSOLIDATED AVERAGE BALANCE SHEETS/INTEREST INCOME AND EXPENSE/RATES

Year Ended December 31                                1999                           1998
                                                    Interest Average               Interest  Average
                                           Average   Income/  Yield/      Average   Income/   Yield/
(In thousands)                             Balance   Expense    Cost      Balance   Expense     Cost
Assets:
  Interest-bearing balances
    with banks                          $      143  $      6    4.20%  $      307  $     17     5.54%
  Federal funds sold and
    securities purchased
    under agreement to resell               48,914     2,426    4.96       30,311     1,848     6.10
----------------------------------------------------------------------------------------------------
  Securities*                              949,154    62,436    6.58      916,343    61,838     6.75
----------------------------------------------------------------------------------------------------
  Loans and lease financing*             1,631,095   156,579    9.60    1,572,022   157,478    10.02
----------------------------------------------------------------------------------------------------
      Total Earning Assets              $2,629,306  $221,447    8.42%  $2,518,983  $221,181     8.78%
----------------------------------------------------------------------------------------------------
  Reserve for possible loan losses         (26,385)                       (24,648)
  Cash and due from banks                  138,041                        132,093
  Bank premises and equipment               71,101                         70,646
  Other assets                             146,338                        116,474
----------------------------------------------------------------------------------------------------
      Total Assets                      $2,958,401                     $2,813,548
====================================================================================================

Liabilities and Shareholders' Equity:
  NOW                                   $  230,863  $  5,340    2.31%  $  200,443  $  5,216     2.60%
  Savings deposits                         304,422     8,938    2.94      292,266     9,237     3.16
  Money market savings                     314,468     9,106    2.90      293,751     9,082     3.09
  Time deposits                            647,492    31,365    4.84      627,116    32,818     5.23
----------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                           1,497,245    54,749    3.66    1,413,576    56,353     3.99

  Purchased funds                          389,279    17,126    4.40      392,759    18,362     4.67
----------------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                        1,886,524    71,875    3.81    1,806,335    74,715     4.14
----------------------------------------------------------------------------------------------------
  Demand deposits                          601,330                        561,202
  Other liabilities                         33,730                         31,791
----------------------------------------------------------------------------------------------------
      Total Liabilities                  2,521,584                      2,399,328

Shareholders' Equity                       436,817                        414,220
----------------------------------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity              $2,958,401                     $2,813,548
====================================================================================================
Net Interest Margin                                 $149,572    5.69%              $146,466     5.81%
====================================================================================================

The above tables are presented on a fully taxable equivalent basis assuming a 41% income tax. Income and yield on loans include loan fees. Nonaccrual loans are included in the average balance computations. Changes in net interest income that are not due to volume or rate have been allocated on a prorated basis.

*The average balances include securities available for sale and loans held for sale.

Year Ended December 31                                       1997
                                                           Interest  Average
                                                  Average   Income/   Yield/
(In thousands)                                    Balance   Expense     Cost
Assets:
  Interest-bearing balances
    with banks                                 $      537  $     38     7.08%
  Federal funds sold and
    securities purchased
    under agreement to resell                      73,832     3,868     5.24
----------------------------------------------------------------------------
  Securities*                                     812,692    56,843     6.99
----------------------------------------------------------------------------
  Loans and lease financing*                    1,521,277   152,148    10.00
----------------------------------------------------------------------------
      Total Earning Assets                     $2,408,338  $212,897     8.84%
----------------------------------------------------------------------------
  Reserve for possible loan losses                (23,225)
  Cash and due from banks                         131,154
  Bank premises and equipment                      70,478
  Other assets                                     94,860
----------------------------------------------------------------------------
      Total Assets                             $2,681,605
============================================================================

Liabilities and Shareholders' Equity:
  NOW                                         $   175,879$    4,765     2.71%
  Savings deposits                                289,188     9,352     3.23
  Money market savings                            298,714     9,518     3.19
  Time deposits                                   580,920    31,014     5.34
----------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                                  1,344,701    54,649     4.06

  Purchased funds                                 381,226    18,200     4.77
----------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                               1,725,927    72,849     4.22
----------------------------------------------------------------------------
  Demand deposits                                 535,623
  Other liabilities                                31,931
----------------------------------------------------------------------------
      Total Liabilities                         2,293,481

Shareholders' Equity                              388,124
----------------------------------------------------------------------------
      Total Liabilities and
      Shareholders' Equity                     $2,681,605
============================================================================
Net Interest Margin                                        $140,048     5.82%
============================================================================

       47 (continued)

Analysis of Changes in Net Interest Margin

                                                  1999 vs. 1998             1998 vs. 1997
                                            Due to  Due to    Total   Due to   Due to   Total
(In thousands)                                Rate  Volume   Change     Rate   Volume  Change
Assets:
  Interest-bearing balances
    with banks                            $    (3)  $   (8)  $  (11) $    (7)  $  (14) $  (21)
  Federal funds sold and
    securities purchased
    under agreement to resell                (394)     972      578      552   (2,572) (2,020)
---------------------------------------------------------------------------------------------
  Securities*                              (1,583)   2,181      598   (2,055)   7,050   4,995
---------------------------------------------------------------------------------------------
  Loans and lease financing*               (6,700)   5,801     (899)     247    5,083   5,330
---------------------------------------------------------------------------------------------
      Total Earning Assets                $(8,680)  $8,946     $266  $(1,263)  $9,547  $8,284
---------------------------------------------------------------------------------------------
  Reserve for possible loan losses
  Cash and due from banks
  Bank premises and equipment
  Other assets
      Total Assets

Liabilities and Shareholders' Equity:
  NOW                                     $  (617)  $  741   $  124  $  (194)  $  645  $  451
  Savings deposits                           (673)     374     (299)    (214)      99    (115)
  Money market savings                       (595)     619       24     (280)    (156)   (436)
  Time deposits                            (2,495)   1,042   (1,453)    (623)   2,427   1,804
---------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Deposits                             (4,380)   2,776   (1,604)  (1,311)   3,015   1,704

  Purchased funds                          (1,075)    (161)  (1,236)    (380)     542     162
---------------------------------------------------------------------------------------------
      Total Interest-Bearing
      Liabilities                          (5,455)   2,615   (2,840)  (1,691)   3,557   1,866

  Demand deposits
  Other liabilities
      Total Liabilities

Shareholders' Equity
      Total Liabilities and
      Shareholders' Equity
=============================================================================================
Net Interest Margin                       $(3,225)  $6,331   $3,106  $   428   $5,990  $6,418
=============================================================================================

Quarterly Financial Data

                                                           1999
(In thousands except per share amounts)    First    Second     Third    Fourth
  Total interest income                  $52,176   $53,013   $55,057   $57,100
  Total interest expense                  17,504    17,039    17,885    19,447
  Net interest income                     34,672    35,974    37,172    37,653
  Provision for loan losses                1,200     1,200     1,350     1,200
  Securities transactions                      -         -         -      (490)
  Net gains limited partnership              331     9,090     5,761         -
  Noninterest income                      12,722    14,140    15,095    13,816
  Noninterest expense                     26,742    27,617    28,202    30,827
------------------------------------------------------------------------------
  Income before taxes                     19,783    30,387    28,476    18,952
  Applicable income taxes                  7,063    11,203    10,648     6,575
------------------------------------------------------------------------------
    Net Income                           $12,720   $19,184   $17,828   $12,377
==============================================================================
  Net Income Per Share                     $0.42     $0.63     $0.59     $0.41
==============================================================================

                                                          1998
(In thousands except per share amounts)    First    Second     Third    Fourth
  Total interest income                  $52,744   $54,164   $54,625   $56,167
  Total interest expense                  18,650    18,564    18,740    18,761
  Net interest income                     34,094    35,600    35,885    37,406
  Provision for loan losses                1,200     1,200     1,200     1,200
  Securities transactions                      -       390       (19)        -
  Net gains (losses) limited partnership     368     2,585     2,366    (1,844)
  Noninterest income                      12,040    13,450    13,419    12,627
  Noninterest expense                     25,547    27,021    26,191    27,786
------------------------------------------------------------------------------
  Income before taxes                     19,755    23,804    24,260    19,203
  Applicable income taxes                  7,067     8,792     8,916     6,842
------------------------------------------------------------------------------
    Net Income                           $12,688   $15,012   $15,344   $12,361
==============================================================================
  Net Income Per Share                     $0.41     $0.48     $0.50     $0.40
==============================================================================

Market for Common Stock (Bid Quotations)
                                           First    Second     Third    Fourth
  1999
    High                                      34        30        29        40
    Low                                       28        23        25        25

  1998
    High                                      38        39        32        39
    Low                                       27        30        28        30

  Cash Dividend Declared
  Per Share
    1999                                    0.15      0.15      0.15      0.15
    1998                                   0.125      0.15      0.15      0.15
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

Donald B. Abel, Jr., President, Don Abel Building Supplies, Inc., Juneau
Gary M. Baugh, President, Baugh Construction and Engineering Company, Anchorage Carl F. Brady, Jr., Chairman and CEO, Brady & Company, Anchorage
Alec W. Brindle, President, Wards Cove Packing Co., Inc., Seattle
James O. Campbell, Campbell & Campbell Apartment Rentals, Anchorage
Jeffry J. Cook, Vice President Administration, Williams Express Petroleum,
  Inc., Fairbanks
Patrick S. Cowan, Owner, Birch Ridge Golf Course, Soldotna
Sharon D. Gagnon, Board of Overseers, Harvard University, Anchorage
Roy Huhndorf, Chairman Emeritus, Cook Inlet Region, Inc., Anchorage
James H. Jansen, President and CEO, Lynden, Inc., Anchorage
Donald L. Mellish, Chairman, Executive Committee
Emil Notti, Consultant, Juneau
Howard R. Nugent, President, Howdie Homes, Inc., Wasilla
Tennys B. Owens, Owner and President, Artique Ltd., Anchorage
Eugene A. Parrish, Jr., Vice President, Holland America Lines, Anchorage
J. Michael Pate, President, National Bank of Alaska Insurance Services, LLC,
  Homer
Martin R. Pihl, Retired, Forest Product Executive, Ketchikan
Edward F. Randolph, President, Edward F. Randolph Insurance Agency, Inc., Kodiak Edward B. Rasmuson, Chairman, Board of Directors
Major General John Schaeffer (Retired), Owner, Schaeffer & Associates, Kotzebue Michael K. Snowden, President, Service Transfer, Inc., Sitka
Richard Strutz, President
George S. Suddock, Chairman, Alaska National Corp., Anchorage
Richard A. Wien, Chairman and CEO, Florcraft, Inc., Fairbanks
Sharon Wikan, Secretary-Treasurer, Hammer & Wikan, Petersburg

Directors Emeriti
Elmer E. Rasmuson, Chairman
J.A. Columbus
J.J. Conway
John A. Holmberg
Leo Rhode

Executive Committee
Donald L. Mellish, Chairman
Patrick S. Cowan
Howard R. Nugent
John Schaeffer
Edward B. Rasmuson
Richard Strutz

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

ACCOUNTING
Thomas Mason, SVP/Controller
Angela Dirks, VP

AUDITING
James Kemp, SVP/Auditor
Debra E. Shannon, VP/Auditing Manager
Rick McCrorie, VP/Compliance Officer
Debbie Dahl-Amundson, VP/Loan Review Manager

BUILDINGS AND PROPERTIES
Arvin Miller, VP/Manager

CENTRAL CUSTOMER SERVICE
Catherine Karr, VP/Manager

CENTRAL LOAN SERVICING
Judith Crotty, VP/Manager

COMMERCIAL CREDIT SERVICES
Rick Owen, VP/Manager
John Delano, VP
Gerard Diemer, VP
Linda Lester, VP
William Phelan, VP

COMMERCIAL LOANS
Jerry K. Weaver, SVP/Manager
Pita Jelley Benz, VP
Lawrence J. Cooper, VP
Richard Monroe, VP
John Scoblic, VP
Jo-Li Sellin, VP
David Swalling, VP
R. Brent Ulmer, VP
Matthew Fitzgerald, VP/Small Business Center Manager

COMMERCIAL REAL ESTATE
Jan K. Sieberts, SVP/Manager
Jan Hood, VP
Earl Carson, VP

COMMUNITY DEVELOPMENT
Jeri Walters, VP/Manager

CONSUMER LOANS
Sharon Engle, VP/Manager
Scott Hansen, VP

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

FAIRBANKS LOANS
Bart LeBon, VP
Michael A. Smith, VP

HUMAN RESOURCES
Catherine Richter, VP/Manager

INVESTMENTS
Mary Wladkowski, VP/Manager

INVESTMENT SERVICES
JoEllen Weatherholt, VP/Manager

MARKETING
Cathleen J. Keyes, SVP
Elaine Junge, VP/Manager

MORTGAGE LOAN PRODUCTION
Judy Kemplen, SVP
Michelle Carufel, VP/Manager
Lorna Gleason, VP
Hilde Stapgens, VP

MORTGAGE LOANS -FAIRBANKS
Jim Matherly, Jr., AVP/Manager

MORTGAGE LOANS - KENAI PENINSULA
Stephen Horn, AVP/Manager

MORTGAGE LOANS - KETCHIKAN
Gwennyth Byrd, VP/Manager

MORTGAGE LOANS - SOUTHEAST
Karen King, VP/Manager

MORTGAGE LOAN SERVICING
Amber Hutchens, VP/Manager

NBA LEASING CORPORATION
Pita Jelley Benz, VP/Manager

NBA INTERNATIONAL BANKING CORPORATION
Seung Choi, VP/Manager

OPERATIONS
Anna Rice, SVP
Patricia Shipley, VP/Cashier and Manager
Louise Bourcier, VP
Vivian Cloud, VP
Debra Scheele, VP
JoAnn Shore, VP

RESIDENTIAL CONSTRUCTION
James McCormack, VP/Manager
Chris Clifford, VP

SEATTLE COMMERCIAL BANKING CENTER
James Cullen, SVP
Tim Antilla, VP
Carol Wilbur, VP

TRUST SERVICES
Roderick R. Shipley, SVP/Manager
Sharyn Andel, VP
David Dobbs, VP
Robert Whittenberg, VP
Michael Walton, VP

Anchorage Branches
Meri Stewart, AVP/Manager, Commercial Branch
Donald Cochrane, VP/Manager, Dimond
Chris Toomer, AVP/Manager, Dimond Mall
Pam Sievers, VP/Manager, Eagle River
Darby Hobson, AVP/Manager, 5th Avenue Mall and 510 L Steet
Judy L. Ferguson, VP/Manager, Fifth Avenue
Mary Webb, VP/Manager, Huffman
Daniel Keyes, VP/Manager, Main Office
Scott Schafer, AC/Manager, Midtown Wal-Mart
Jennifer McClure, AVP/Manager, Minnesota-Benson
Judy Butchart, AC/Manager, Northway Mall
Nancy Gillies, VP/Manager, Russian Jack and Frontier
Heather Reier, AC/Manager, Sand Lake
Jill Kerich, AVP/Manager, Sears Mall
Leilauni Lee, AVP/Manager, Spenard

Mat-Su Valley Branches
Deborah Retherford, AVP/Manager, Palmer
Eileen Lyse, AC/Manager, Cottonwood Creek, Wasilla
Annette DeLong, VP/Manager, Wasilla
Tracey Faulkner, AC/Manager, Wasilla Wal-Mart

Fairbanks Branches
Jami Spears, AC/Manager, Bentley Mall
William J. Green, VP/Business Development, College
Vicki Kennebec, AVP/Manager, College
Linda Winters, VP, College
Deborah Kimmell, AVP/Manager, Cushman
Charles Hardy, AC/Manager, Gaffney
R. Oscar Calvillo, AVP/Manager, North Pole

Kenai Peninsula Branches
Julie Woodworth, VP/Manager, Homer
J. Bond Stewart, VP/Manager, Kenai
Lori A. Draper, AVP/Manager, Seward
Kurt R. Eriksson, VP/Manager, Soldotna

Southeast Branches
Deborah K. Zenger, VP/Manager, Glacier Valley, Juneau
Roy L. Kyle, VP/Manager, Juneau
Joe Everhart, VP/Manager, Ketchikan
Gaylene Flannagan, AVP/Manager, Lemon Creek, Juneau
Charlene M. Jimenez, AC/Manager, Metlakatla
Pierre Kaptanian, AVP/Manager, Petersburg
Darin Floyd, AC/Manager, Prince of Wales
Linda Hoefer, AVP/Manager, Shoreline, Ketchikan
Lori Konoske, AVP/Manager, Sitka
Anthony Alvarado, AVP/Manager, Skagway
Greg Deal, AVP/Manager, Tongass, Ketchikan
James Culley, AC/Manager, Wrangell

Other Branches
Wes Osowski, AVP/Manager, Barrow
Mark Renner, AVP/Manager, Bethel
Jon K. Stavig, AVP/Manager, Cordova
Dave Durham, AVP/Manager, Delta
Sean Riggan, AVP/Manager, Dillingham
Daryl Lowe, AC/Manager, Glennallen
Charles Munk, AVP/Manager, King Salmon
Jo Oxentenko, AVP/Manager, Kotzebue
Darren Franz, VP/Manager, Kodiak
Kris Smythe-George, AC/Manager, Mill Bay, Kodiak
Scot Henderson, VP/Manager, Nome
Jennifer Frederick, AC/Manager, Seattle
Jacquelyn K. Robb, AVP/Manager, Valdez

Community Agents
Carrie Davis, Kake
Arlene Gundersen, Sand Point
Jennifer Hausmann, Galena
Zoe Ivanoff, Unalakleet
Bay Johnson, St. Mary's

National Bank of Alaska Advisory Boards
Terry S. Kipp, Chairman

BARROW
Ronald Brower, Forrest "Deano" Olemann, Nate Olemann, Cora Sakeagak

BETHEL
Cindy Andrecheck, Christopher R. Cooke, Michael Langlie, Robert Nick (Nunapitchuk), Gene Peltola

CORDOVA
Richard Borer, Bill Fisher, Bill Webber, John Wilson

DELTA
Adrian Frederick, Lawrence Gilbertson, Scott Miller, Loretta Schooley

DILLINGHAM
Robert Kallstrom, Fred Nishimura, Harvey Samuelson, Sally Smith, Henry Strub

EAGLE RIVER
Lee Jordan, Charles McAlpine, Larry Thomas, Henry Warren

FAIRBANKS
Sam Brice, Jeffry J. Cook, Barbara Schuhmann, Richard Wien

GLENNALLEN
Donald R. Horrell, Ken P. Johns (Copper Center), Douglas Neeley, Herman
Schliesing

HOMER
Mary Ann Fell, Richard Inglima, J. Mike Pate, Leo Rhode, Bruce Turkington

JUNEAU
Donald B. Abel, Jr., James Calvin, Anne Kaill, Robert Martin, Jr., Malcolm A. Menzies

KENAI
Dr. Charles A. Bailie, Craig Lofstedt, Ron Malston, Valerie Morin, Curt Morris

KETCHIKAN
Bob Berto, Ken Dole, Bob Elliot (Wards Cove), Mike Erickson, Martin Pihl, Gail Porter, Leif Stenfjord

KING SALMON
Dan O'Hara (Naknek), Dave Lax, Dennis Niedermeyer, Faye Yoas

KODIAK
Ben Ardinger, Alvin Burch, Peter Ramaglia, Edward Randolph, Dick Rohrer, Pete Squartsoff (Port Lions), Wayne Stevens

KOTZEBUE
Levi Cleveland, Marie Greene, Ron Hogan, Doug Neal, Roswell Schaeffer

NOME
Dave Cunningham (Unalakleet), Charles Fagerstrom, Mary Knodel, Wiley Scott, James Stimpfle

PALMER
Charles R. Griffin, Sara Jansen, A. Max Olson, Mimi J. Pippel

PETERSBURG
John Enge, Art Hammer,  Alan Otness, Glenn Reid, Sharon Wikan, Max Worhatch

SEATTLE
Dr. Dayton L. Alverson, Alec Brindle, James Ferguson, Norman Kaelber, John
Sacia

SEWARD
Sharon Anderson, Blaine Bardarson, Dave Crane, Pat Marrs

SITKA
Robert Allen, Frank Calvin, J.J. Conway, Carolyn Hammack, Cecil McClain, Mike Snowden, Harold Thompson

SOLDOTNA
Irving Carlisle, Roger Covey (Ninilchik), Pat Cowan, Darell Jelsma, Jan Stenga

VALDEZ
Mary Jo Evans, Lyle Von Bargen, Ann Derifield

WASILLA
Gordon Akelstad, Todd Brennon, Charles Bruno, Dale Conover, Howard Nugent, Jim Reaves

WRANGELL
Barbara Angerman, Leonard Campbell, Olaf Hansen, Bill Privett, Frank Warfel

National Bank of Alaska
Subsidiaries
J. Michael Pate, President, National Bank of Alaska Insurance Services James Carter, General Manager, Northland Credit Corporation
Judy Kemplen, President, Northland Escrow Services
Lynn Berry, President, Northland Mortgage Company

A Special Thanks to:

Debbie Klinkhart, Marketing Officer, for the report's layout, design and photography coordination.

Elaine Junge, Marketing Manager, and Michelle Nelson, Marketing Officer, for editing.

Terry Kipp, Senior Vice President and Cathy Richter, Human Resources Manager, for preparing the officer, board of director and advisory board listings.

Tom Mason, Senior Vice President, Marjorie Williams, Financial Analyst and Angela Dirks, Accounting Supervisor, for preparing the financial section.

Chris Arend Photography for art direction and photography.

Jeff Shultz,  for the photo on the lower front cover.

Alan Prier,  for the photo on page 8.

Diana Foreman, Rise Alaska, for the photo on page 9.

Teck Resources, Inc. for the illustration on page 11.

VECO Services, Inc. for the photo on page 12.

Don Wilson Photography, for the photos on pages 16 and 17.

Numerous state agencies, corporations and associations for statistical data and information.

       Back Cover

National Bancorp of Alaska, Inc.
301 W. Northern Lights Blvd.
Anchorage, Alaska 99503
(907) 522-8888
http://www.nbak.com

Transfer Agent & Registrar
National Bank of Alaska

Auditors
Deloitte & Touche LLP

NASDAQ Symbol
NBAK

Form 10-K Annual Report
Copies of National Bancorp of Alaska, Inc.'s 1999 Annual Report to the Securities and Exchange Commission, Form 10-K, are available upon request from:
Controller, National Bank of Alaska, P.O. Box 100600, Anchorage, Alaska 99510